Form 10-K, Exhibit 13
period 1994-10-01
TYSON FOODS INC
filed 1994-12-14
CIK 100493

THE YEAR IN REVIEW

Tyson Foods, Inc.


Eleven-Year Financial Summary                         Page 20

Management Discussion and Analysis                    Page 22

Consolidated Statements of Operations                 Page 27

Consolidated Balance Sheets                           Page 28

Consolidated Statements of Shareholders' Equity       Page 30

Consolidated Statements of Cash Flows                 Page 32

Notes to Consolidated Financial Statements            Page 33

Report of Management                                  Page 43

Report of Independent Auditors                        Page 44

Directors and Officers                                Page 45

Corporate Information                                 Page 46

Corporate Recognition and Awards                      Page 47



























                                     74 (19)

Tyson Foods, Inc.
ELEVEN-YEAR FINANCIAL SUMMARY
(In thousands except per share data)

- -------------------------------------------------------------------------------
For Fiscal Year End                1994         1993         1992        1991
- ------------------------------------------------------------------------------
Sales                         $5,110,270   $4,707,396   $4,168,840  $3,922,054
Cost of Sales                  4,149,050    3,796,539    3,390,343   3,147,475
- ------------------------------------------------------------------------------
Gross Margin                     961,220      910,857      778,497     774,579
Operating Expenses               766,028      535,315      446,825     441,379
Interest Expense                  86,063       72,811       76,887      95,459
Other Expense (Income)            (9,488)      (6,904)      (6,254)     (4,782)
- ------------------------------------------------------------------------------
Income Before Taxes on Income    118,617      309,635      261,039     242,523
Provision for Income Taxes       120,745      129,301      100,505      97,025
- ------------------------------------------------------------------------------
Net Income (Loss)             $   (2,128)  $  180,334   $  160,534  $  145,498
- ------------------------------------------------------------------------------
Earnings Per Share Before
  Special Charges             $   1.37     $     1.22   $     1.16  $     1.05
Special Charges Per Share     $  (1.38)
Earnings (Loss) Per Share     $  (0.01)    $     1.22   $     1.16  $     1.05
Dividends Per Share:
   Class A                    $  .0700     $    .0400   $    .0400  $    .0300
   Class B                    $  .0583     $    .0333   $    .0333  $    .0250
- ------------------------------------------------------------------------------
At Fiscal Year End
- ------------------------------------------------------------------------------
Total Assets                  $3,668,000   $3,253,504   $2,617,679  $2,645,751
Net Property, Plant
   and Equipment               1,609,997    1,435,298    1,142,187   1,161,952
Capital Expenditures             232,108      225,305      107,990     213,576
Working Capital                  721,484      285,050      214,070     111,930
Long-Term Debt                 1,381,481      920,465      726,515     845,914
Shareholders' Equity           1,289,423    1,360,746      980,189     822,491
Book Value Per Share          $     8.88   $     9.24   $     7.13  $     5.99
- ------------------------------------------------------------------------------
Ratios
- ------------------------------------------------------------------------------
Current                          233.66%       154.12%      145.96%    120.35%
Long-Term Debt
   to Capitalization              51.72%        40.35%       42.57%     50.70%
Gross Margin                      18.81%        19.35%       18.67%     19.75%
Return on Sales                    3.97%*        3.83%        3.85%      3.71%
Annual Sales Growth                8.56%        12.92%        6.29%      2.53%
Five Year Compounded
   Annual Sales Growth            15.02%        19.45%       18.48%     21.13%
Return on Average
   Quarterly Equity               14.08%*       14.65%       17.92%     19.76%
Five Year Return on
   Average Quarterly Equity       16.73%*       18.60%       21.34%     23.48%
- ------------------------------------------------------------------------------

* Before special charges.

                                    75 (20)

- ------------------------------------------------------------------------------
   1990        1989       1988        1987        1986         1985      1984
- ------------------------------------------------------------------------------
$3,825,274  $2,538,244 $1,935,960  $1,785,969 $1,503,719   $1,135,712 $750,112
 3,081,739   2,056,085  1,627,598   1,483,004  1,271,928      954,425  651,901
- ------------------------------------------------------------------------------
   743,535     482,159    308,362     302,965    231,791      181,287   98,211
   423,422     271,496    183,985     156,773    116,639       92,264   54,954
   128,561      45,001     19,490      22,925     20,648       19,446   11,029
    (8,517)      2,117        484          59     (3,410)        (591)    (452)
- ------------------------------------------------------------------------------
   200,069     163,545    104,403     123,208     97,914       70,168   32,680
    80,054      62,965     22,969      55,444     47,625       35,337   14,516
- ------------------------------------------------------------------------------
$  120,015  $  100,580 $   81,434  $   67,764 $   50,289   $   34,831 $ 18,164
- ------------------------------------------------------------------------------

$      .90  $      .78 $      .64  $      .53 $      .39   $      .29 $    .16

$      .90  $      .78 $      .64  $      .53 $      .39   $      .29 $    .16

$    .0200  $    .0200 $    .0200  $    .0185 $    .0117   $    .0077 $  .0053
$    .0165  $    .0165 $    .0165  $    .0125        N/A          N/A      N/A
- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
$2,501,062  $2,586,080 $  889,095  $  806,772 $  760,675   $  471,470 $298,172

 1,071,116   1,020,756    430,025     415,855    347,910      226,426  129,619
   163,846     128,891     86,279     132,855    117,537       56,625   36,377
   102,697     279,940    254,262      71,205     66,589       44,370   40,500
   950,407   1,319,385    205,831     211,283    211,888      118,564   87,254
   662,988     447,720    341,360     269,462    203,631      154,721   84,299
$     4.85  $     3.46 $     2.67  $     2.10 $     1.59   $     1.21 $    .72
- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
    121.26%    159.60%     240.28%    123.11%     120.08%     123.23%  133.59%

     58.91%     74.66%      37.62%     43.95%      50.99%      43.38%   50.86%
     19.44%     19.00%      15.93%     16.96%      15.41%      15.96%   13.09%
      3.14%      3.96%       4.21%      3.79%       3.34%       3.07%    2.42%
     50.71%     31.11%       8.40%     18.77%      32.40%      51.41%   24.29%

     27.49%     27.61%      26.25%     26.15%      24.55%      23.81%   14.44%

     22.92%     25.95%      26.77%     28.77%      28.27%      30.49%   24.48%

     25.64%     27.43%      27.77%     27.22%      25.59%      21.50%   15.18%
- ------------------------------------------------------------------------------





                                    76 (21)

Management Discussion and Analysis
Tyson Foods, Inc.

ACQUISITIONS
On January 6, 1994, Tyson Foods, Inc. (the Company) acquired Gorges
Foodservice, Inc.(Gorges) and certain related assets. Gorges is a beef further-processing company with annual sales of approximately $55 million. On
April 19, 1994, the Company increased its 18% ownership interest to 50.1% in Trasgo, S.A. de C.V.(Trasgo). With annual sales of approximately $140 million, Trasgo is the third largest poultry producer and processor in Mexico, serving both retail and foodservice markets. Effective July 3, 1994, the Company acquired certain assets of Culinary Foods, Inc., a manufacturer and processor of value-added specialty frozen foods with annual sales of approximately $70 million. On August 18, 1994, the Company increased its 50% ownership interest to 100% in Cobb-Vantress, Inc., one of the world's leading suppliers of breeding stock to the broiler industry with annual sales of approximately $35 million, excluding sales to Tyson. These transactions have been accounted for as purchases, and the results of operations for these entities have been included in the Company's consolidated results of operations since the acquisition dates, but are not included in the results of operations for fiscal 1993 and prior years. These factors should be considered when making comparisons to fiscal 1993.

In the first quarter of fiscal 1993, the Company acquired Arctic Alaska
Fisheries Corporation (Arctic), a seafood company; certain assets of Oscar
Mayer Foods Corporation known as Louis Kemp Seafood Company (Louis Kemp), a seafood further-processing company; a pork processing plant in Marshall, Missouri; and Brandywine Foods, Inc. (Brandywine), a poultry further-processing company. The results of operations of these acquisitions and purchases are included in the Company's results of operations from the acquisition dates, but are not included in the results of operations for fiscal 1992 and prior years. These factors should be considered when making comparisons to fiscal 1992.

SPECIAL CHARGES
During the third quarter of 1994 the Company recorded special charges for the excess of investments over net assets acquired totaling approximately $191 million plus an additional $23 million for impaired long-lived assets of Arctic, a wholly-owned subsidiary. The after-tax impact of these special charges was approximately $205 million or $1.38 per share. Arctic has consistently performed below pre-acquisition expectations. The Company's management has attempted to open marketing and distribution channels for this business, initiated cost reduction and efficiency measures, and explored global expansion opportunities. Competition for the allowable resource of fish in the waters of the Pacific Northwest has become very intense in the past few years. More vessels with greater production capacities are now competing for the limited quotas set by government regulatory agencies.
Allocations toward onshore processing have created a competitive disadvantage for Arctic due to its significant at-sea processing capabilities. Global expansion has failed to materialize in spite of extensive management efforts.
Market prices which had risen significantly during the two years prior to acquisition have fallen back to more modest levels. These conditions have led to shorter fishing seasons, less production per vessel, significant excess production capacity and continuing losses. After continued evaluation of business opportunities for Arctic, management has concluded that there is permanent impairment of the carrying value of Arctic's intangible assets and certain other long-lived assets. See Notes 1 and 2 of Notes to Consolidated
Financial Statements.
                                     77 (22)

RESULTS OF OPERATIONS
The table of changes in results of operations shows dollar and percent changes in the components of operating results for the past two fiscal years.
The Company's accounting cycle resulted in a 52 week year for fiscal 1994 and 1993, compared to a 53 week year for fiscal 1992. The following discussion relates to the table and the graphs presented.

                             (In thousands except per share data)
Changes in Results of Operations     1994 vs. 1993             1993 vs. 1992
- -------------------------------------------------------------------------------
                                  $ Increase             $ Increase
                                   (Decrease)  % Change   (Decrease) % Change
- -------------------------------------------------------------------------------
Sales                              $ 402,874      8.6     $538,556     12.9
Cost of Sales                        352,511      9.3      406,196     12.0
Operating Expenses                   230,713     43.1       88,490     19.8
Other Expense (Income)                10,668     16.2       (4,726)    (6.7)
Income Before Taxes on Income       (191,018)   (61.7)      48,596     18.6
Provision for Income Taxes            (8,556)    (6.6)      28,796     28.7
Net Income (Loss)                   (182,462)  (101.2)      19,800     12.3
Earnings (Loss) Per Share          $   (1.23)  (100.8)    $   0.06      5.2
- -------------------------------------------------------------------------------

Sales for fiscal 1994 increased 8.6% over fiscal 1993. Consumer poultry sales accounted for a 6.6% increase in total sales. The increase in consumer poultry sales was primarily attributable to a 7.7% increase in tonnage and a 1% increase in average sales prices. Trasgo accounted for 18.4% of the increase in consumer poultry sales. Beef and pork sales increased fiscal 1994 total sales by 2.9%. The increase in beef and pork sales was due to the acquisition during the year of a beef further-processing company and additional production from a new pork processing facility which was not fully-operational during fiscal 1993. Mexican food, prepared foods, live swine and other sales as a group decreased sales for fiscal 1994 compared to fiscal
1993 by 0.8%. Seafood sales decreased fiscal 1994 total sales by 0.4% due to a 5.1% decrease in tonnage and a 2.5% decrease in average sales prices. Seafood sales volumes and profit margins continue to be adversely affected by various factors including government fishing regulations, intense industry competition and fluctuations in market prices. By-product sales to the animal and pet food industry increased fiscal 1994 total sales by 0.3% compared to fiscal 1993. Over the past five years total sales have grown at a compounded annual rate of 15%.
Sales for fiscal 1993 increased 12.9% over fiscal 1992. Consumer poultry sales accounted for a 4.2% increase in total sales. The increase in consumer poultry sales was attributable to an 8.1% increase in tonnage partially offset by a 2.6% decrease in average sales prices. By-product sales to the animal and pet food industry increased fiscal 1993 total sales by 0.1% compared to fiscal 1992. Beef, pork, Mexican food products and other specialty items increased total fiscal 1993 sales by 3.5%. This change was primarily due to a 40.7% increase in beef and pork sales tonnage compared to the previous year which primarily resulted from the Company's new pork processing facility in Marshall, Missouri. Mexican food sales tonnage increased 25.3% and prices increased 0.8% in fiscal 1993 compared to fiscal 1992. Reduced numbers of live swine sales resulted in a decrease in fiscal 1993 total sales by 1%. This decrease was primarily the result of a portion of the Company's live swine production being integrated with the Company's new pork processing facility. Seafood sales increased fiscal 1993 total sales
                                    78 (23)
by 6.1% due to the acquisitions of Arctic and Louis Kemp.

The increase in cost of goods sold for 1994 over 1993 of 9.3% was mainly the result of the increase in sales plus a 6% increase in feed ingredient costs for live poultry. Although grain costs began decreasing during the third quarter of 1994, past increases affected poultry, swine and Mexican food production cost. The Company's strategy of adding value to poultry products through further-processing offsets a portion of the impact of higher grain cost. As a percent of sales, cost of sales increased to 81.2% in 1994 compared to 80.7% in 1993. The Company monitors and compares costs for labor, raw material purchases, utilities and other expenses to companies within the industry as part of its cost control measures and believes such costs are at least within industry averages.

The increase in cost of goods sold for 1993 over 1992 of 12% was mainly the result of increased sales volume and the acquisitions of Arctic, Louis Kemp and Brandywine, partially offset by a 3.9% decrease in feed ingredient costs for live poultry. While average feed costs for fiscal year 1993 were lower than the previous year, costs for the fourth quarter increased over the fourth quarter of 1992. This increase is attributable to the flooding in the midwest during the summer of 1993 and its impact on the region's agriculture. As a percent of sales, cost of sales decreased to 80.7% in 1993 compared to 81.3% in 1992.
Operating expenses increased 43.1% for 1994 over 1993. Special charges related to Arctic accounted for 92.7% of this increase in operating expenses. As a percent of sales, selling expense decreased to 8.3% in 1994 compared to 8.4% in 1993. Selling expense decreased primarily due to decreased sales promotional and advertising expenditures offset slightly by increased expenses related to Trasgo. Costs incurred in connection with the sale of accounts receivable, which are classified as general and administrative expense, were $1.4 million in 1994 compared to $9.6 million in 1993. This decrease was due to the discontinuance of the sale of accounts receivable. Certain other administrative costs decreased compared to 1993 due to cost control and administrative initiatives instituted by management. As a percent of sales, general and administrative expense was 1.9% in 1994 compared to 2.3% in 1993, and amortization expense was 0.6% in 1994 compared to 0.7% in 1993.
Operating expenses increased 19.8% for 1993 over 1992. As a percent of sales, selling expense increased to 8.4% in 1993 compared to 7.7% in 1992. Selling expense increased due primarily to increases in promotional, storage and transportation expenses. Costs incurred in connection with the sale of accounts receivable, which are classified as general and administrative expense, were $9.6 million in 1993 compared to $9.3 million in 1992. This increase was primarily a result of an increase in the amount of accounts receivable sold which were partially offset by lower program costs. As a percent of sales, general and administrative expense was 2.3% in both 1993 and 1992, and amortization expense was 0.7% in 1993 and 1992.

Interest expense increased 18.2% in 1994 compared to 1993. Short-term interest rates were lower compared to 1993, due to market conditions and the Company's use of less costly borrowing alternatives which lowered the weighted average interest rate of all Company debt in 1994 compared to 1993. These lower rates were offset by a higher level of borrowing due to the discontinuance of the sale of accounts receivable, as the Company's average indebtedness increased 28.7% compared to 1993. As a percent of sales, interest expense increased to 1.7% in 1994 compared to 1.5% in 1993. The average interest rate on the Company's total debt for fiscal year 1994 was 6.6% compared to 7.2% for 1993 fiscal year.
                                    79 (24)

Interest expense decreased 5.3% in 1993 from 1992 mainly from lower overall interest rates in 1993 as compared to 1992. This decrease in interest expense was partially offset by the increase in expense from increased debt as a result of the existing debt of Arctic. As a percent of sales, interest expense decreased to 1.5% in 1993 compared to 1.8% in 1992. The average interest rate on the Company's total debt for 1993 fiscal year was 7.2% compared to 8.5% for 1992 fiscal year.
The effective tax rate for 1994 was 101.8% due to the non-deductibility of special charges related to Arctic's excess of investments over net assets acquired. Without special charges, the effective tax rate would have been 39% for fiscal 1994 compared to 41.8% for fiscal 1993. The federal income tax rate increase in 1993 resulted in a one-time increase in deferred income taxes of $9 million. The effective tax rate for fiscal 1993 compared to fiscal 1992 also included $1.6 million of additional taxes due to the tax rate increase. The effective tax rate generally reflects the statutory federal income tax rate plus the impact of the nondeductibility of amortization of excess of investments over net assets acquired.
Return on total average assets for 1994 was (0.06%) compared to 5.8% for 1993, with a five year average of 4.2%. The return on total average assets for 1994 would have been 5.7% without special charges. Because of the special charges related to Arctic, return on average shareholders' equity for 1994 was (0.16%) compared to 14.7% for 1993. Also due to special charges, the five-year return on average shareholders' equity has been reduced to 12.8%. Excluding special charges, return on average shareholders' equity would have been 14.1% for the year and 16.7% for the five years. Return on shareholders' equity based on year end shareholders' equity excluding special charges for the year would yield a return of 15.7%.
LIQUIDITY AND CAPITAL RESOURCES
During fiscal 1994, cash flow, working capital, noncurrent assets and long-term debt were all impacted by various acquisitions. These factors should be considered when analyzing the Company's financial condition.
In fiscal 1994, net cash of $50.3 million was provided by operating activities. This was a decrease of $258.1 million from 1993. The decrease in cash flow from operations was primarily attributable to an increase in accounts receivable which resulted from management's decision to discontinue an accounts receivable sale agreement. Finished inventories have increased from 1993 fiscal year end due to servicing the sales growth base which includes acquisitions during the fiscal year, as well as increased operations in pork processing and shifts in product mix. Financing activities provided net cash of $265.5 million, primarily due to additional long-term debt incurred from the issuance of commercial paper. The Company used funds generated from operating and financing activities to fund additions to property, plant and equipment. In addition to the aforementioned acquisitions, the expenditures for property, plant and equipment were related to new equipment and upgrading facilities to take advantage of marketing opportunities as well as the Company's continuing effort to increase efficiencies, reduce overall cost and meet or exceed environmental laws and regulations.
At 1994 fiscal year end, working capital was $721.5 million compared to $285.1 million at the end of 1993, an increase of $436.4 million. The current ratio for 1994 is 2.34 to 1 compared to 1.54 to 1 for 1993. Working capital and the current ratio have increased from 1993 mainly due to management's decision to discontinue the sale of accounts receivable and increase commercial paper borrowings to achieve lower financing costs. The Company's foreseeable cash needs for operations and capital expenditures will continue to be met through cash flows from operations and borrowings supported by existing credit facilities and additional credit facilities which are available to the Company.
                                    80 (25)
Long-term debt at fiscal year end was $1.4 billion, an increase of $461 million from fiscal 1993 primarily due to the Company's discontinuance of the $275 million accounts receivable sale agreement and the financing of this amount through the sale of commercial paper. The commercial paper program was initiated in July 1993, following receipt by the Company of an "A-2" rating from Standard & Poor's Corporation and a "P-2" rating from Moody's Investors Service. The Company's two unsecured revolving credit facilities provide up to $1.5 billion of financing which supports the commercial paper program. At October 1, 1994, $909.2 million was outstanding under or supported by the $1.5 billion financing facilities consisting of $852.2 million of commercial paper and $57 million drawn under the revolving credit facilities. Additional outstanding debt at October 1, 1994, consisted of $366 million of institutional notes, $30 million of bank notes and $76.3 million of other indebtedness such as industrial revenue bonds. Additionally, at October 1, 1994, the Company had $457.9 million in unused, unsecured lines of credit.
The revolving credit agreements and institutional notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and fixed charges and a maximum total debt to capitalization ratio. The Company is in compliance with these covenants.
Shareholders' equity decreased 5.2% during 1994 but has grown at a compounded annual rate of 23.6% over the past five years, inclusive of $214 million of special charges in 1994, $205.2 million of Class A stock issued for Arctic in 1993 and $89.6 million received from the sale of Class A stock during 1990. During 1994, the Company initiated an open market stock repurchase program which authorized the purchase of up to 15 million shares of the Company's Class A common stock. The Company intends to utilize shares repurchased to fund employee benefit plans and increase treasury stock. No timetable has been set for completion of the repurchase program. As of October 1, 1994 the Company had purchased approximately 2.5 million shares under the repurchase program.
Total assets have increased by $1.1 billion or 41.8% over the past five years inclusive of acquisitions. Additions, net of dispositions, to total property, plant and equipment for the last five years were $1.2 billion including acquisitions, an increase of 85.2% over the last five years. At fiscal year end, the Company had construction projects in progress that will require approximately $151.5 million to complete. In January 1994, the Company announced plans to add four new poultry-processing complexes to be completed over the next three years. This increase will enable the Company to meet anticipated demand over the next three years. The Company has already announced that the first of the four complexes is being built and should be ready to start production in mid-1995. The Company is also constructing another plant for production of Mexican food products. Funding for these expenditures will be provided by cash from operations or additional borrowings which will be subjected to debt covenants discussed in Note 5 of Notes to Consolidated Financial Statements.

ENVIRONMENTAL MATTERS
Before environmental issues were at the forefront of the nation's concerns, the Company had many environmentally responsible practices. Consequently, management believes that they have no incidence of environmental contamination or damages requiring material expenditures on the Company's part. The Company has a strong financial commitment to clean water. During fiscal 1994, the Company invested approximately $37.7 million in water quality, including both capital outlays totaling $6.7 million to build and upgrade facilities and an additional $31 million for day-to-day operations.

                                    81 (26)

Tyson Foods, Inc.
Consolidated Statements of Operations
Three Years Ended October 1, 1994

(In thousands except per share data)
- -----------------------------------------------------------------------------
                                         1994          1993           1992
- -----------------------------------------------------------------------------
Sales                                 $5,110,270     $4,707,396    $4,168,840
Cost of Sales                          4,149,050      3,796,539     3,390,343
- -----------------------------------------------------------------------------
                                         961,220        910,857       778,497
- -----------------------------------------------------------------------------
Operating Expenses:
  Selling                                426,495        397,361       322,221
  General and administrative              95,895        107,201        95,102
  Amortization                            29,714         30,753        29,502
  Special charges                        213,924
- -----------------------------------------------------------------------------
                                         766,028        535,315       446,825
- -----------------------------------------------------------------------------
Operating Income                         195,192        375,542       331,672

Other Expense (Income):
  Interest                                86,063         72,811        76,887
  Other                                   (9,488)        (6,904)       (6,254)
- -----------------------------------------------------------------------------
                                          76,575         65,907        70,633
- -----------------------------------------------------------------------------
Income Before Taxes on Income            118,617        309,635       261,039
Provision for Income Taxes               120,745        129,301       100,505
- -----------------------------------------------------------------------------
Net Income (Loss)                     $   (2,128)    $  180,334     $ 160,534
- -----------------------------------------------------------------------------
Earnings (Loss) Per Share             $    (0.01)    $     1.22     $    1.16
Average Shares Outstanding               147,778        148,341       138,392
- -----------------------------------------------------------------------------

See accompanying notes.

















                                    82 (27)

Tyson Foods, Inc.
Consolidated Balance Sheets
October 1, 1994 and October 2, 1993

(In thousands except per share data)
- ----------------------------------------------------------------------------
Assets                                                    1994          1993
- ----------------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents                        $   27,020    $   21,547
   Accounts receivable                                 444,216       104,767
   Inventories                                         754,190       675,205
   Other current assets                                 35,841        10,236
- ----------------------------------------------------------------------------
Total Current Assets                                 1,261,267       811,755



Property, Plant and Equipment, at Cost:
   Land                                                 56,128        40,144
   Buildings and leasehold improvements                676,120       562,526
   Machinery and equipment                           1,452,156     1,277,956
   Vessels                                             111,744       119,654
   Land improvements and other                          70,545        62,669
   Buildings and equipment under construction          143,150       123,195
- ----------------------------------------------------------------------------
                                                     2,509,843     2,186,144
   Less accumulated depreciation                       899,846       750,846
- ----------------------------------------------------------------------------
Net Property, Plant and Equipment                    1,609,997     1,435,298



Excess of Investments over Net Assets Acquired         741,626       924,432



Investments and Other Assets                            55,110        82,019



- ----------------------------------------------------------------------------
Total Assets                                        $3,668,000    $3,253,504
- ----------------------------------------------------------------------------









                                    83 (28)

                                         (In thousands except per share data)
- ------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                     1994           1993
- ------------------------------------------------------------------------------
Current Liabilities:
 Notes payable                                     $   49,360     $   29,800
 Current portion of long-term debt                     24,177         73,987
 Trade accounts payable                               258,589        205,592
 Accrued salaries and wages                            71,794         80,518
 Federal and state income taxes payable                19,735         17,778
 Accrued interest payable                               4,253          5,744
 Other current liabilities                            111,875        113,286
- ------------------------------------------------------------------------------
Total Current Liabilities                             539,783        526,705


Long-Term Debt                                      1,381,481        920,465

Deferred Income Taxes                                 440,546        445,588

Minority Interests in Subsidiaries                     16,767

Shareholders' Equity:
 Common stock ($.10 par value):
  Class A-Authorized 900,000 shares; issued
  79,687 shares in 1994 and 79,685 shares in 1993       7,969          7,968
  Class B-Authorized 900,000 shares; issued
  68,455 shares in 1994 and in 1993                     6,846          6,846
 Capital in excess of par value                       391,358        392,693
 Retained earnings                                    953,840        965,493
 Currency translation adjustment                        1,180
- ------------------------------------------------------------------------------
                                                    1,361,193      1,373,000
 Less treasury stock-2,941 shares in 1994
  and 872 shares in 1993, at cost                      68,700         11,359
 Less unamortized deferred compensation                 3,070            895
- ------------------------------------------------------------------------------
Total Shareholders' Equity                          1,289,423      1,360,746
- ------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity         $3,668,000     $3,253,504
- ------------------------------------------------------------------------------

See accompanying notes







                                    84 (29)

Tyson Foods, Inc.
Consolidated Statements of Shareholders' Equity
Three years ended October 1, 1994
(In thousands except per share data)

- -------------------------------------------------------------------------------
                                             Common Stock
                                   --------------------------------
                                      Class A          Class B      Capital in
                                   --------------   --------------  Excess of
                                   Shares  Amount  Shares   Amount  Par Value
- -------------------------------------------------------------------------------
Balance-September 28, 1991         70,137  $7,014  68,460   $6,846  $186,436
  Purchase of treasury shares
  Forfeiture of restricted shares
  Exercise of stock options                                              962
  Exchange of Class B for Class A       2              (2)
  Net income
  Amortization of deferred
    compensation
  Cash dividends paid:
    ($.04 per share, Class A;
     $.033 per share, Class B)
- -------------------------------------------------------------------------------
Balance-October 3, 1992            70,139   7,014  68,458    6,846   187,398
  Purchase of treasury shares
  Forfeiture of restricted shares
  Stock issued:
    Exercise of options                                                1,060
    Business acquisitions           9,543     954                    204,220
    Other                                                                 15
  Exchange of Class B for Class A       3              (3)
  Net income
  Amortization of deferred
    compensation
  Cash dividends paid:
    ($.04 per share, Class A;
     $.033 per share, Class B)
- -------------------------------------------------------------------------------
Balance-October 2, 1993            79,685   7,968  68,455    6,846   392,693
  Purchase of treasury shares
  Shares awarded for employee
     stock plans
  Forfeiture of restricted shares
  Stock issued:
    Exercise of options                                               (1,363)
    Other                               2       1                         28
  Net loss
  Amortization of deferred
    compensation
  Currency translation adjustment
  Cash dividends paid:
    ($.07 per share, Class A;
    $.0583 per share, Class B)
- -------------------------------------------------------------------------------
Balance-October 1, 1994            79,687  $7,969  68,455   $6,846  $391,358
- -------------------------------------------------------------------------------

See accompanying notes.
                                    85 (30)

- -----------------------------------------------------------------------------


                  Currency    Treasury Stock         Unamortized
Retained       Translation -------------------          Deferred
Earnings        Adjustment Shares      Amount       Compensation       Total
- -----------------------------------------------------------------------------
$635,097                   1,217     $ (9,392)          $(3,510) $  822,491
                              65       (1,231)                       (1,231)
                              16         (195)              195
                            (198)       1,069                         2,031

 160,534                                                            160,534

                                                          1,405       1,405


  (5,041)                                                            (5,041)
- -----------------------------------------------------------------------------
 790,590                   1,100       (9,749)           (1,910)    980,189
                             184       (4,140)                       (4,140)
                               5          (60)               60

                            (416)       2,582                         3,642
                                                                    205,174
                              (1)           8                            23

 180,334                                                            180,334

                                                            955         955


  (5,431)                                                            (5,431)
- -----------------------------------------------------------------------------
 965,493                     872      (11,359)             (895)  1,360,746
                           2,797      (66,901)                      (66,901)

                            (130)       3,120            (3,120)
                               2          (25)               25

                            (600)       6,465                         5,102
                                                                         29
  (2,128)                                                            (2,128)

                                                            920         920
                  1,180                                               1,180


   (9,525)                                                           (9,525)
- -----------------------------------------------------------------------------
 $953,840        $1,180     2,941    $(68,700)         $(3,070)  $1,289,423
- -----------------------------------------------------------------------------

                                   86 (31)

Tyson Foods, Inc.
Consolidated Statements of Cash Flows
Three Years Ended October 1, 1994
(In thousands)

- -------------------------------------------------------------------------------
                                                  1994       1993       1992
- -------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss)                             $  (2,128)  $180,334  $160,534
 Adjustments to reconcile net income (loss)
 to cash provided by operating activities:
  Depreciation                                   158,611    145,756   119,363
  Amortization                                    29,714     30,753    29,502
  Special charges                                213,924
  Deferred income taxes                           (2,370)     5,378    17,883
  Loss on dispositions of property
     and equipment                                 2,800        695       218
  (Increase) decrease in accounts receivable    (307,400)    35,344   (25,259)
  (Increase) decrease in inventories             (34,000)   (66,909)   10,606
  Increase (decrease) in trade accounts
   payable                                        35,595    (41,001)    7,414
  Net change in other current assets and
   liabilities                                   (44,479)    18,052   (54,381)
- -------------------------------------------------------------------------------
Cash Provided by Operating Activities             50,267    308,402   265,880
CASH FLOWS FROM INVESTING ACTIVITIES:
 Net cash paid for acquisitions                  (82,893)   (43,377)
 Additions to property, plant and equipment     (232,108)  (225,305) (107,990)
 Proceeds from sale of property, plant and
  equipment                                        8,502      7,387     6,615
 Net change in other assets and liabilities       (3,750)   (41,393)   (3,309)
- -------------------------------------------------------------------------------
Cash Used for Investing Activities              (310,249)  (302,688) (104,684)
CASH FLOWS FROM FINANCING ACTIVITIES
 Net increase (decrease) in notes payable         3,462     (29,200)  (10,000)
 Proceeds from long-term debt                   412,267     977,421   131,941
 Repayments of long-term debt                   (81,079)   (954,497) (278,694)
 Purchase of treasury shares                    (66,901)     (4,140)   (1,231)
 Dividends and other                             (2,294)       (811)   (1,605)
- -------------------------------------------------------------------------------
Cash Provided by (Used for) Financing
 Activities                                     265,455     (11,227) (159,589)
- -------------------------------------------------------------------------------
Increase (Decrease) in Cash                       5,473      (5,513)    1,607
Cash and Cash Equivalents at Beginning of        21,547      27,060    25,453
Year
- -------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year       $ 27,020    $ 21,547  $ 27,060
- -------------------------------------------------------------------------------

See accompanying notes.



                                    87 (32)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tyson Foods, Inc.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Tyson Foods, Inc. and its subsidiaries (the Company or Tyson). All significant intercompany accounts and transactions have been eliminated.

FISCAL YEAR: The Company utilizes a 52 or 53 week accounting period which ends on the Saturday closest to September 30.

FOREIGN CURRENCY TRANSLATION: All foreign affiliates have a foreign functional currency. Assets and liabilities of the Company's foreign affiliates are translated at current exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported as a component of shareholders' equity.

CASH AND CASH EQUIVALENTS: Cash equivalents consist of investments in short-term, highly-liquid securities having original maturities of three months or less made as part of the Company's cash management activity. The carrying values of these assets approximate their fair values. As a result of the Company's cash management system, checks issued but not presented to the banks for payment may create negative cash balances. Checks outstanding in excess of related cash balances totaling approximately $117.6 million at October 1, 1994 and $96.9 million at October 2, 1993, are included in trade accounts payable, accrued salaries and wages and other current liabilities.

INVENTORIES: Inventories, valued at the lower of cost (first-in, first-out) or market, consist of the following:

                                                             (in thousands)
- ---------------------------------------------------------------------------
                                                        1994           1993
- ---------------------------------------------------------------------------
Dressed and further-processed products              $346,846       $299,388
Live poultry and hogs                                255,904        207,848
Seafood related products                              36,494         53,064
Hatchery eggs and feed                                44,048         40,110
Supplies                                              70,898         74,795
- ---------------------------------------------------------------------------
                                                    $754,190       $675,205
- ---------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION: Depreciation is provided primarily by the straight-line method using estimated lives for buildings and leasehold improvements of 10 to 39 years; machinery and equipment of 3 to 12 years; vessels of 16 to 30 years; and other of 3 to 20 years. Depreciation expense in 1994, 1993 and 1992 was $158.6 million, $145.8 million and $119.4 million, respectively.

The Company capitalized interest costs of $2 million in 1994, $1.6 million in 1993 and $895 thousand in 1992 as part of the cost of major asset construction projects. Approximately $151.5 million will be required to complete construction projects in progress at October 1, 1994.
                                    88 (33)

EXCESS OF INVESTMENTS OVER NET ASSETS ACQUIRED: Costs in excess of net assets of businesses purchased are amortized on a straight-line basis over periods ranging from 15 to 40 years. The carrying value of excess of investments over net assets acquired is reviewed at each balance sheet date to determine if facts and circumstances suggest that it may be impaired. If this review indicates that the excess of investments over net assets acquired may not be recoverable, an estimate of the undiscounted cash flows of the entity acquired is prepared and the Company's carrying value of excess of investments over net assets acquired will be reduced by the estimated shortfall of cash flows. At October 1, 1994 and October 2, 1993, the accumulated amortization of excess of investments over net assets acquired was $106.7 million and $90.4 million, respectively.

CAPITAL STOCK: Holders of Class B stock may convert such stock into Class A stock on a share for share basis. The holders of Class B stock are entitled to ten votes per share while the holders of Class A stock are entitled to one vote per share on matters submitted to shareholders for approval. Cash dividends cannot be paid to the holders of Class B stock unless they are simultaneously paid to the holders of Class A stock, and the per share amount of the cash dividend paid to the holders of Class B stock cannot exceed 90% of the cash dividend simultaneously paid to the holders of Class A stock.

During 1994, the Company initiated an open market stock repurchase program which authorized the purchase of up to 15 million shares of the Company's
Class A common stock. The Company intends to utilize shares repurchased to fund employee benefit plans and increase treasury stock. No timetable has been set for completion of the repurchase program. As of October 1, 1994 the Company had purchased approximately 2.5 million shares under the repurchase program.

EARNINGS PER SHARE: Earnings per share is computed by dividing net income by the weighted average number of shares and share equivalents outstanding during each year.

INCOME TAXES: The Company follows the liability method in accounting for deferred income taxes. The liability method provides that deferred tax liabilities are recorded at currently enacted tax rates based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences.

NOTE 2: ACQUISITIONS AND SPECIAL CHARGES
On January 6, 1994, the Company acquired Gorges Foodservice, Inc. (Gorges) and certain related assets. Gorges is a beef further-processing company with annual sales of approximately $55 million. On April 19, 1994, the Company increased its 18% ownership interest to 50.1% in Trasgo, S.A. de
C.V.(Trasgo). With annual sales of approximately $140 million, Trasgo is the third largest poultry producer and processor in Mexico, serving both retail and foodservice markets. Effective July 3, 1994, the Company acquired certain assets of Culinary Foods, Inc., a manufacturer and processor of value-added specialty frozen foods with annual sales of approximately $70 million. On August 18, 1994, the Company increased its 50% ownership interest to 100% in Cobb-Vantress, Inc., one of the world's leading suppliers of breeding stock to the broiler industry with annual sales of approximately $35 million, excluding sales to Tyson. These transactions have been accounted for as purchases, and the results of operations for these acquisitions have been included in the Company's consolidated results of operations since the acquisition dates. Pro forma operating results are not presented as they would not differ materially from actual results for 1994 and 1993.
                                    89 (34)

On October 5, 1992, the Company acquired Arctic Alaska Fisheries Corporation (Arctic), a seafood company. Additionally, on December 4, 1992, the Company acquired Brandywine Foods, Inc. (Brandywine), a poultry further-processing company. The Company issued stock and paid cash for a total of $248.6 million for Arctic and Brandywine which were accounted for as purchases. The Company's consolidated results of operations include the operations of Arctic and Brandywine since the acquisition dates. The following unaudited pro forma information shows the results of the Company's operations as though the purchases of Arctic and Brandywine had been made at the beginning of fiscal year 1992-sales of $4.4 billion, net income of $155.8 million and earnings per share of $1.05. The unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the purchases actually been made at the beginning of fiscal year 1992. Pro forma results for 1993 would be approximately the same as 1993 actual results, since the acquisitions were made at or near the beginning of fiscal 1993.

During the third quarter of fiscal 1994, the Company recorded special charges for the excess of investments over net assets acquired totaling approximately $191 million plus an additional $23 million for impaired long-lived assets of Arctic. The impact of these special charges after-tax was approximately $205 million or $1.38 per share.

Government restrictions on fishing, intense industry competition and fluctuations in market prices have continued to adversely affect Arctic. Based on Arctic's continued performance below pre-acquisition expectations, the Company made an impairment evaluation and determined that Arctic's balance of excess of investments over net assets acquired would not be recovered.

The methodology used to assess the recoverability of Arctic's excess of investments over net assets acquired involved projecting aggregate cash flows. The Company's projection assumes that Arctic's sales volumes and prices will be comparable to the results for 1994. Due to government restrictions on fishing and the addition into the fishing waters of the North Pacific of new higher production capacity vessels by competitors, the Company did not assume any increases in volume for the projected cash flows. The aggregate undiscounted value of these projected cash flows are sufficient only to recover a portion of the carrying value of the tangible net assets of Arctic and would not provide any recovery of the $191 million of excess of investments over net assets acquired related to Arctic. Additionally, the Company's projection indicated that approximately $23 million of Arctic's long-lived assets were impaired. The Company believes that its projection, based on recent historic trends and current market conditions, is its best estimate of Arctic's future performance, although there can be no assurances that such estimates will be indicative of future results, which ultimately may be less than or greater than these estimates.

NOTE 3: FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION
Off-Balance Sheet Risk: The Company has entered into foreign exchange forward contracts to hedge some of its foreign currency exposure. Foreign exchange forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. The Company uses such contracts to hedge exposure to changes in foreign currency exchange rates associated with certain assets and obligations denominated in foreign currency. Gains and losses on these contracts are recognized concurrently with the transaction gains and losses from the associated exposures.
                                    90 (35)

At October 1, 1994, the Company had outstanding forward exchange contracts, maturing on October 31, 1994, to sell $9.1 million of foreign currency (principally Japanese yen). These forward exchange contracts hedge balance sheet and operating income currency exposures.

Concentrations of Credit Risk: The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company's cash equivalents are in high quality securities placed with major banks and financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. At October 1, 1994, the Company does not have significant credit risk concentrations. No single group or customer represents greater than 10% of total accounts receivable.

At October 2, 1993, the Company had an asset sale agreement with an unrelated financial institution which allowed the Company to sell up to $275 million of accounts receivable. As sold accounts receivable were collected, new qualifying accounts were substituted such that the outstanding balance remained at $275 million. In November 1993, the Company discontinued this asset sale agreement due to lower financing costs available through the sale of commercial paper, which resulted in an increase in accounts receivable of $275 million.


NOTE 4: INCOME TAXES
At the beginning of fiscal 1994, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). This statement supersedes Statement of Financial Accounting Standards No. 96 (SFAS No. 96), the method previously followed by the Company. Both SFAS No. 109 and SFAS No. 96 require the liability method be used to account for deferred income taxes. The liability method provides that deferred tax liabilities are recorded at current tax rates based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes referred to as temporary differences. The effect of adoption of SFAS No. 109 did not affect the Company's financial position or results of operations.

Detail of the provision for income taxes consists of:

                                                              (In thousands)
- ----------------------------------------------------------------------------
                                       1994          1993               1992
- ----------------------------------------------------------------------------
Federal                             $107,413       $114,461         $ 88,838
State                                 13,332         14,840           11,667
- ----------------------------------------------------------------------------
                                    $120,745      $129,301          $100,505
- ----------------------------------------------------------------------------
Current                             $123,115       $123,923         $ 82,622
Deferred                              (2,370)         5,378           17,883
- ----------------------------------------------------------------------------
                                    $120,745       $129,301         $100,505
- ----------------------------------------------------------------------------

                                    91 (36)

The reasons for the difference between the effective income tax rate and the statutory U.S. federal income tax rate are as follows:

- ---------------------------------------------------------------------------
                                                1994     1993      1992
- ---------------------------------------------------------------------------
U.S. federal income tax rate                    35.0%    35.0%     34.0%
Special charges                                 62.6
Amortization of excess of investments
   over net assets acquired                      2.8      2.8       2.7
State income taxes                               2.8      3.1       3.0
Effect of tax rate increase on deferred
   income taxes                                           2.9
Other differences, net                          (1.4)    (2.0)     (1.2)
- ---------------------------------------------------------------------------
Effective income tax rate                      101.8%    41.8%     38.5%
- ---------------------------------------------------------------------------

Significant components of the Company's deferred tax liabilities as of October 1, 1994 are as follows:

                                                    (In thousands)

Basis difference in property, plant and equipment       $227,431
Suspended taxes from conversion to accrual method        150,162
Other                                                     62,953
                                                      -----------
Total deferred tax liabilities                          $440,546
                                                      ===========

The Omnibus Budget Reconciliation Act of 1987 required family-owned farming businesses to use the accrual method of accounting for tax purposes. Internal Revenue Code Section 447(i) provides that if any family corporation is required to change its method of accounting for any taxable year, such corporation shall establish a suspense account in lieu of taking the adjustments into taxable income. The suspense account, which represents the initial catch-up adjustment to change from the cash to accrual method of accounting, is not currently includable in the Company's taxable income and any related income taxes are deferred. However, the deferred amount will be included in taxable income if the business ceases to be family-owned or if gross receipts from farming activities in future years drop below certain 1987 levels. A corporation is family-owned when at least 50 percent of the total combined voting power of all classes of stock of the corporation are owned by family members of the same family. Both of the deferral conditions relative to ownership and gross receipts continue to be met by the Company. The Company also believes that these conditions will continue to be met for the foreseeable future.







                                     92 (37)

NOTE 5: LONG-TERM DEBT
Long-term debt consists of the following:

                                                           (In thousands)
- ---------------------------------------------------------------------------
                                             Maturity     1994       1993
- ---------------------------------------------------------------------------
Commercial paper:
  (4.91% effective rate at 10/1/94)        1999        $  852,162 $497,245
Institutional notes:
   10.33% notes                            1996-1999      135,000  135,000
   10.61% notes                            1999-2001      125,000  125,000
   10.75% notes                            1995-1996       26,000   39,000
   10.84% notes                            2002-2006       50,000   50,000
   11.375% notes                           1996-2001       30,000   30,000
Revolving credit facility
   (5.04% effective rate at 10/1/94)       1999            57,000
Bank loans (6.72%-7.22% effective rates at
   10/1/94)                                1999            30,000
Other                                      various         76,319   44,220
- ---------------------------------------------------------------------------
                                                       $1,381,481 $920,465
- ---------------------------------------------------------------------------

The Company has two unsecured revolving credit agreements totaling $1.5 billion which expire in June, 1999. These agreements support the Company's commercial paper program which was initiated in July, 1993. At
October 1, 1994, $909.2 million was outstanding under the $1.5 billion
financing facilities.   Additionally, at October 1, 1994, the Company had
$457.9 million in unused, unsecured lines of credit available.

Annual maturities of long-term debt for the five years subsequent to October 1, 1994 are: 1995-$24.2 million; 1996-$65.9 million; 1997-$65 million; 1998-
$51 million and 1999-$972.4 million.

The revolving credit agreements and institutional notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and fixed charges and a maximum total debt-to-capitalization ratio.

The fair value of long-term debt is determined based upon quoted market prices for the same or similar issues or on the Company's incremental borrowing rate for debt of the same remaining maturities. At October 1, 1994, the fair value of long-term debt was approximately $1.4 billion.


NOTE 6: RESTRICTED STOCK AND STOCK OPTIONS
In 1994, the Company awarded 130,000 restricted shares of Class A stock to employees. The restrictions expire over periods ranging from ten to twenty-six years. The unamortized portion is classified on the balance sheet as deferred compensation. In 1989, the Company issued 615,912 restricted shares of Class A stock to employees which are no longer restricted as to transferability. In 1994, 1993 and 1992, restrictions were removed from 73,119 shares, 82,943 shares and 133,933 shares, respectively, and the related unamortized deferred compensation was expensed.


                                    93 (38)

The Company has qualified (6 million shares authorized) and nonqualified (1.5 million shares authorized) stock option plans, both of which provide for the granting of options for shares of Class A stock at a price not less than the fair market value at the date of grant. The options generally become exercisable ratably over five to eight years from the date of grant and must be exercised within ten years of the grant date. Activity for the plans for 1994, 1993 and 1992 was as follows:

                                       (In thousands except per share data)
- ---------------------------------------------------------------------------
                                                        Option Price
                                         Shares     --------------------
                                   Under Option     Per Share      Total
- ---------------------------------------------------------------------------
Outstanding, September 28,1991         2,046    $7.50-11.94     $18,596
Exercised                               (198)    7.50-11.94      (2,031)
Canceled                                 (61)    7.50-11.94        (507)
- ---------------------------------------------------------------------------
Outstanding, October 3, 1992           1,787     7.50-11.94      16,058
Exercised                               (416)    6.91-11.94      (3,642)
Canceled                                 (85)    6.94-21.63        (928)
Granted                                2,247     6.91-21.63      40,995
- ---------------------------------------------------------------------------
Outstanding, October 2, 1993           3,533     6.92-21.63      52,483
Exercised                               (600)    6.92-11.94      (5,102)
Canceled                                (156)    6.93-21.63      (3,007)
Granted                                  791          21.50      16,994
- ---------------------------------------------------------------------------
Outstanding, October 1, 1994           3,568    $7.19-21.63     $61,368
- ---------------------------------------------------------------------------
Exercisable, October 1, 1994             906
- ---------------------------------------------------------------------------

The remainder of the options are exercisable ratably through April 2003.

NOTE 7: CONTINGENCIES AND COMMITMENTS
CONTINGENCIES: The Company is involved in various lawsuits and claims made by third parties on an ongoing basis as a result of its day-to-day operations, including the following two matters relating to Arctic Alaska Fisheries Corporation (Arctic). In April 1994, after investigations beginning as early as 1990, a Federal Grand Jury in Seattle, Washington indicted former officers, directors and employees of Arctic as well as Arctic on criminal charges stemming from the sinking of the fishing vessel Aleutian Enterprise in 1990 and other matters relating to overall operation of Arctic. In September 1994, the Federal Grand Jury issued superseding indictments against the former officers, directors and employees as well as Arctic on substantially identical criminal charges with two prior indictees being dismissed. The factual allegations giving rise to the fifty-three (53) count multiple indictments now pending in the United States District Court, Western District of Washington at Seattle, occurred prior to the Company's acquisition of Arctic on October 5, 1992. Conviction of the individuals, as well as Arctic, carries penalties and fines ranging from a maximum fine or penalty per count of $500,000 and 10 years in prison. The Company anticipates that a trial of a portion of the defendants on the indictments will begin in June of 1995. Also, on September 8, 1993, the State of Alaska, after conducting investigations, filed a Complaint for Forfeiture and Damages
                                    94 (39)
alleging that certain Arctic vessels participated in the use of certain fishing gear during 1990, 1991 and 1992. While management is not able at the present time to determine the outcome of these matters, based upon information currently available, management presently does not believe that any of these lawsuits or claims by third parties will have a material adverse effect on the Company's financial position.

OPERATING LEASES: The Company leases certain farms and other properties and equipment for which the total rentals thereon approximated $29.6 million in 1994, $26.5 million in 1993, and $17.2 million in 1992. Most farm leases are for a three year term and are renewable for a total of nine additional years. The most significant obligations assumed under the terms of the leases are the upkeep of the facilities and payment of insurance and property taxes.

LEASE COMMITMENTS: Minimum lease commitments under noncancelable leases at October 1, 1994 total $79.3 million composed of $25 million for 1995, $18.4 million for 1996, $12.4 million for 1997, $9.4 million for 1998, $6.5 million for 1999 and $7.6 million for later years.

The Company assists certain of its swine and poultry growers in obtaining financing for growout facilities by providing the growers with extended growout contracts and conditional operation of the facilities should a grower default under their growout or loan agreement.

Redeemable Preferred Stock:   Trasgo has a class of manditorily redeemable
preferred stock, for which the redemption price is cumulative and determined based upon "excess profits" in years from 1994 to 1999, as defined in the shareholders agreement. This price cannot be reasonably estimated at this time, but cannot exceed $29.5 million. Trasgo cannot pay dividends until all of this preferred stock is redeemed. This redemption must take place by the year 2000. This preferred stock is included in "minority interests in subsidiaries" on the consolidated balance sheets.


NOTE 8: TRANSACTIONS WITH RELATED PARTIES
The Company has operating leases for farms, equipment and other facilities with the Chairman of the Board of the Company and certain members of his family, as well as a trust controlled by him, for rentals of $6.8 million in 1994, $6.4 million in 1993 and $5.7 million in 1992. Other facilities, including a cold storage distribution facility, are also leased from other officers and directors and the Company's profit sharing plan for rentals totaling $6.7 million in 1994, $6.2 million in 1993 and $6.1 million in 1992. The Company sold office facilities to the profit sharing plan for a cost of $5.1 million in 1992.

Certain officers and directors are engaged in poultry and swine growout operations with the Company whereby these individuals purchase animals, feed, housing and other items to raise the animals to market weight. The total value of these transactions amounted to $11.4 million in 1994, $11.3 million in 1993 and $8.5 million in 1992.








                                    95 (40)

NOTE 9: BENEFIT PLANS
The Company has defined contribution retirement and incentive benefit programs for various groups of Company personnel. Discretionary Company contributions which are determined by the Board of Directors totaled $21.7 million, $19.6 million and $17.9 million for the years ending 1994, 1993 and 1992, respectively.

In fiscal year 1992, the Company adopted Statement of Financial Accounting Standards No. 106 (SFAS No. 106) "Employers' Accounting for Post-retirement Benefits Other Than Pensions", which requires that the projected future cost of providing post-retirement benefits be recognized as an expense as employees render service instead of when the benefits are paid. The effect of adopting SFAS No. 106 was not material to the Company's financial condition or results of operations.


NOTE 10: SUPPLEMENTAL INFORMATION
Supplemental cash flow information and noncash investing and financing activities are as follows:

                                                              (In thousands)
- ----------------------------------------------------------------------------
                                              1994       1993        1992
- ----------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
   Cash paid during the period for:
        Interest                           $ 89,894   $ 72,348    $103,827
        Income Taxes                       $123,228   $117,589    $ 88,534
- ----------------------------------------------------------------------------
SUPPLEMENTAL NONCASH INVESTING AND
   FINANCING ACTIVITIES
     Retirement of capital lease
       of property                                                $  1,559
     Acquisitions:
        Fair value of assets acquired      $ 124,023  $537,398
        Liabilities assumed                 (109,209) (288,847)
        Fair value of assets exchanged     $ (14,814)
        Stock issued                                  (205,174)
- ----------------------------------------------------------------------------
        Total cash paid                               $ 43,377
- ----------------------------------------------------------------------------

SUPPLEMENTAL SALES INFORMATION: The Company sells certain of its products in foreign markets, primarily Japan, Hong Kong, Singapore and other Far Eastern and certain Middle Eastern countries, as well as in Canada, Russia and the Caribbean Islands. The Company's foreign sales for fiscal 1994, 1993 and 1992 totaled $537.9 million, $352 million and $192.5 million, respectively. Substantially all of the Company's export sales are transacted through unaffiliated brokers and marketing associations.







                                       96 (41)

NOTE 11: QUARTERLY FINANCIAL DATA (Unaudited)

                                        (In thousands except per share data)
- ----------------------------------------------------------------------------
                                                       Net        Earnings
                                         Gross        Income     (Loss) Per
Quarter Ended              Sales         Margin       (Loss)        Share
- ----------------------------------------------------------------------------
01-01-94                  $1,152,790      $217,375 $  44,379        $  .30
04-02-94                   1,261,903       222,520    43,121           .29
07-02-94                   1,307,697       256,708  (148,401)*       (1.00)*
10-01-94                   1,387,880       264,617    58,773           .40
- ----------------------------------------------------------------------------
Fiscal 1994               $5,110,270      $961,220 $  (2,128)*      $ (.01)*
- ----------------------------------------------------------------------------
01-02-93                  $1,083,312      $204,802  $ 39,396        $  .27
04-03-93                   1,170,411       226,903    46,088           .31
07-03-93                   1,216,875       239,422    53,711           .36
10-02-93                   1,236,798       239,730    41,139           .28
- ----------------------------------------------------------------------------
Fiscal 1993               $4,707,396      $910,857  $180,334        $ 1.22
- ----------------------------------------------------------------------------

* Includes special charges of $213,924 or $1.38 per share. See Note 2 of Notes to Consolidated Financial Statements.


PRICE OF COMPANY'S COMMON STOCK (Nasdaq stock market)
- ----------------------------------------------------------------------------
                               Fiscal Year 1994         Fiscal Year 1993
- ----------------------------------------------------------------------------
                               High         Low         High         Low
- ----------------------------------------------------------------------------
First Quarter                  24 1/8      21 1/8       24 7/8      19 7/8
- ----------------------------------------------------------------------------
Second Quarter                 25          18 3/4       27 1/8      22 1/8
- ----------------------------------------------------------------------------
Third Quarter                  23 3/4      18 7/8       24 1/4      20 1/2
- ----------------------------------------------------------------------------
Fourth Quarter                 25          22 7/8       22          19 1/4
- ----------------------------------------------------------------------------











                                     97 (42)

Report of Management





The management of Tyson Foods, Inc. (the Company) has the responsibility of preparing the accompanying financial statements and is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles applied on a consistent basis. Such financial statements are necessarily based, in part, on best estimates and judgments.

The Company maintains a system of internal accounting controls, and a program of internal auditing designed to provide reasonable assurance that the Company's assets are protected and that transactions are executed in accordance with established authorization, and are properly recorded. This system of internal accounting controls is continually reviewed and modified in response to changing business conditions and operations and to recommendations made by the independent auditors and the internal auditors. The management of the Company believes that the accounting and control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Audit Committee of the Board of Directors meets regularly with the Company's financial management and counsel, with the Company's internal auditors, and with the independent auditors engaged by the Company. These meetings include discussions of internal accounting controls and the quality of financial reporting. The independent auditors and the Internal Audit Department have free and independent access to the Audit Committee to discuss the results of their audits or any other matters relating to the Company's financial affairs.

The accompanying consolidated financial statements have been audited by Ernst & Young LLP, independent auditors.

November 14, 1994

/s/Don Tyson
- ------------
Don Tyson
Chairman of the Board

/s/Gerald Johnston
- ------------------
Gerald Johnston
Executive Vice President, Finance











                                    98 (43)

Report of Independent Auditors





Board of Directors and Shareholders
Tyson Foods, Inc.

We have audited the accompanying consolidated balance sheets of Tyson Foods, Inc. as of October 1, 1994 and October 2, 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tyson Foods, Inc. at October 1, 1994 and October 2, 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 1, 1994 in conformity with generally accepted accounting principles.




/s/Ernst & Young LLP
- --------------------
Little Rock, Arkansas
November 14, 1994

















                                     99 (44)