Form 10-K405, Exhibit 13
period 1995-09-30
TYSON FOODS INC
filed 1995-12-01
CIK 100493

Tyson Foods, Inc.
ELEVEN-YEAR FINANCIAL SUMMARY
(In millions except per share data)

------------------------------------------------------------------------------------------
Operating Results for Fiscal Year:         1995          1994         1993         1992
------------------------------------------------------------------------------------------
Sales                                   $5,511.2      $5,110.3     $4,707.4     $4,168.8
Cost of Sales                            4,423.1       4,149.1      3,796.5      3,390.3
------------------------------------------------------------------------------------------
Gross Margin                             1,088.1         961.2        910.9        778.5
Operating Expenses                         616.4         766.0        535.4        446.8
Interest Expense                           114.9          86.1         72.8         76.9
Foreign Currency Exchange                   15.6
Other Expense (Income)                      (2.4)         (9.5)        (6.9)        (6.2)
------------------------------------------------------------------------------------------
Income Before Taxes on Income and
  Minority Interest                        343.6         118.6        309.6        261.0
Provision for Income Taxes                 131.0         120.7        129.3        100.5
Minority Interest in Net Loss of
  Consolidated Subsidiary                    6.6
------------------------------------------------------------------------------------------
Net Income (Loss)                       $  219.2      $   (2.1)    $  180.3     $  160.5
------------------------------------------------------------------------------------------
Earnings (Loss) Per Share                 $  1.51       $ (0.01)     $  1.22      $  1.16
Dividends Per Share:
   Class A                                 0.0800        0.0700       0.0400       0.0400
   Class B                                 0.0667        0.0583       0.0333       0.0333
Capital Expenditures                        347.2         232.1        225.3        108.0
Depreciation and Amortization               204.9         188.3        176.6        148.9
Return on Sales                              3.98%        (0.04)%       3.83%        3.85%
Annual Sales Growth                          7.85%         8.56 %      12.92%        6.29%
Five Year Compounded
   Annual Sales Growth                       7.58%        15.02 %      19.45%       18.48%
Gross Profit Margin                         19.74%        18.81 %      19.35%       18.67%
Return on Average
   Quarterly Equity                         16.01%        (0.16)%      14.65%       17.92%
Five Year Return on
   Average Quarterly Equity                 12.57%        12.75 %      18.60%       21.34%
Effective Tax Rate                          38.1 %        101.8 %      41.8 %       38.5 %
------------------------------------------------------------------------------------------
Financial Condition at Fiscal Year End:
------------------------------------------------------------------------------------------
Total Assets                            $4,444.3      $3,668.0     $3,253.5     $2,617.7
Net Property, Plant and Equipment        2,013.5       1,610.0      1,435.3      1,142.2
Long-Term Debt                           1,620.5       1,381.5        920.5        726.5
Shareholders' Equity                     1,467.7       1,289.4      1,360.7        980.2
Book Value Per Share                       10.14          8.88         9.24         7.13
Long-Term Debt to Capitalization           52.47%        51.72%       40.35%       42.57%
------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
   1991        1990         1989        1988         1987         1986        1985
--------------------------------------------------------------------------------------
$3,922.1    $3,825.3     $2,538.2    $1,936.0     $1,786.0     $1,503.7    $1,135.7
 3,147.5     3,081.7      2,056.1     1,627.6      1,483.0      1,271.9       954.4
--------------------------------------------------------------------------------------
   774.6       743.6        482.1       308.4        303.0        231.8       181.3
   441.4       423.4        271.5       184.0        156.8        116.7        92.3
    95.5       128.6         45.0        19.5         22.9         20.6        19.5

    (4.8)       (8.5)         2.1         0.5          0.1         (3.4)       (0.6)
--------------------------------------------------------------------------------------

   242.5       200.1        163.5       104.4        123.2         97.9        70.1
    97.0        80.1         62.9        23.0         55.4         47.6        35.3


--------------------------------------------------------------------------------------
$  145.5    $  120.0     $  100.6    $   81.4     $   67.8     $   50.3    $   34.8
--------------------------------------------------------------------------------------
$   1.05    $   0.90     $   0.78    $   0.64     $   0.53     $   0.39    $   0.29

  0.0300      0.0200       0.0200      0.0200       0.0185       0.0117      0.0077
  0.0250      0.0165       0.0165      0.0165       0.0125          N/A         N/A
   213.6       163.8        128.9        86.3        132.9        117.5        56.6
   135.8       123.4         84.8        70.3         60.4         42.2        29.7
    3.71%       3.14%        3.96%       4.21%        3.79%        3.34%       3.07%
    2.53%      50.71%       31.11%       8.40%       18.77%       32.40%      51.41%

   21.13%      27.49%       27.61%      26.25%       26.15%       24.55%      23.81%
   19.75%      19.44%       19.00%      15.93%       16.96%       15.41%      15.96%

   19.76%      22.92%       25.95%      26.77%       28.77%       28.27%      30.49%

   23.48%      25.64%       27.43%      27.77%       27.22%       25.59%      21.50%
    40.0%       40.0%        38.5%       22.0%        45.0%        48.6%       50.4%
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
$2,645.8    $2,501.1     $2,586.1    $  889.1     $  806.8     $  760.7    $  471.5
 1,162.0     1,071.1      1,020.8       430.0        415.9        347.9       226.4
   845.9       950.4      1,319.4       205.8        211.3        211.9       118.6
   822.5       663.0        447.7       341.4        269.5        203.6       154.7
    5.99        4.85         3.46        2.67         2.10         1.59        1.21
   50.70%      58.91%       74.66%      37.62%       43.95%       50.99%      43.38%
--------------------------------------------------------------------------------------

Tyson Foods, Inc.
Consolidated Statements of Operations
Three Years Ended September 30, 1995
(In million except per share data)

-----------------------------------------------------------------------------
                                             1995         1994        1993
-----------------------------------------------------------------------------
Sales                                       $5,511.2     $5,110.3   $4,707.4
Cost of Sales                                4,423.1      4,149.1    3,796.5
-----------------------------------------------------------------------------
                                             1,088.1        961.2      910.9
-----------------------------------------------------------------------------
Operating Expenses:
  Selling                                      478.8        426.5      397.4
  General and administrative                   111.7         95.9      107.2
  Amortization                                  25.9         29.7       30.8
  Write-down of excess of
    investments over net assets
    acquired and certain long-lived                         213.9
assets
-----------------------------------------------------------------------------
                                              616.4         766.0      535.4
-----------------------------------------------------------------------------
Operating Income                              471.7         195.2      375.5

Other Expense (Income):
  Interest                                    114.9          86.1       72.8
  Foreign currency exchange                    15.6
  Other                                        (2.4)         (9.5)      (6.9)
-----------------------------------------------------------------------------
                                              128.1          76.6       65.9
-----------------------------------------------------------------------------
Income Before Taxes on Income and
  Minority Interest                           343.6         118.6      309.6
Provision for Income Taxes                    131.0         120.7      129.3
Minority Interest in Net Loss of
  Consolidated Subsidiary                       6.6
-----------------------------------------------------------------------------
Net Income (Loss)                            $219.2         $(2.1)    $180.3
_____________________________________________________________________________
Earnings (Loss) Per Share                     $1.51        $(0.01)     $1.22
Average Shares Outstanding                    145.1         147.8      148.3
-----------------------------------------------------------------------------
See accompanying notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS - RESULTS OF OPERATIONS

ACQUISITIONS

On January 19, 1995, Tyson Foods, Inc. (the Company or Tyson) completed the purchase of the Star of Kodiak, a fish processing facility in Kodiak, Alaska, from All Alaskan Seafoods, Inc. On June 26, 1995, the Company completed the purchase of Multifoods Seafood, Inc. and JAC Creative Foods, Inc., with combined annual sales of approximately $65 million, from International Multifoods Corporation. On September 1, 1995, the Company acquired the U.S. broiler business of Cargill, Incorporated (Cargill), with operations in Georgia and Florida. The U.S. broiler business of Cargill had 1994 sales of approximately $268 million. On September 5, 1995, the Company acquired all of the outstanding stock of McCarty Farms, Inc.(McCarty), an integrated poultry company with all of its operations in Mississippi. McCarty's 1994 sales were approximately $320 million. The total cost of all of these acquisitions was approximately $368.7 million including cash paid and assets exchanged.

On January 6, 1994, the Company acquired Gorges Foodservice, Inc.(Gorges) and certain related assets. Gorges is a beef further-processing company with 1993 sales of approximately $55 million. On April 19, 1994, the Company increased its 18% ownership interest to 50.1% in Trasgo, S.A. de C.V.(Trasgo). With 1993 sales of approximately $140 million, Trasgo is the third largest poultry producer and processor in Mexico, serving both retail and foodservice markets. Effective July 3, 1994, the Company acquired certain assets of Culinary Foods, Inc. (Culinary), a manufacturer and processor of value-added specialty frozen foods with 1993 sales of approximately $70 million. On August 18, 1994, the Company increased its 50% ownership interest to 100% in Cobb-Vantress, Inc., one of the world's leading suppliers of breeding stock to the broiler industry with 1993 sales of approximately $35 million, excluding sales to Tyson.

These transactions have been accounted for as purchases, and the results of operations for these entities have been included in the Company's consolidated results of operations since the acquisition dates, but are not included in the results of operations for prior years. These factors should be considered when making comparisons to fiscal 1994 and 1993.

RESULTS OF OPERATIONS

Sales for fiscal 1995 increased 7.8% over fiscal 1994. This increase was mainly due to an increase in consumer poultry sales which increased fiscal 1995 sales by 6.1%. The increase in consumer poultry sales was primarily attributable to a 13.6% increase in tonnage partially offset by a 4.7% decrease in average sales prices. Lower average sales prices for consumer poultry primarily resulted from an increased supply of poultry and alternative red meats in the market. Trasgo accounted for 13.5% of the increase in consumer poultry sales. Beef and pork sales decreased fiscal 1995 total sales by 1.5%. The decrease in beef and pork sales was due to a 7.7% decrease in tonnage and a 6.0% decrease in average sales prices. Sales of Mexican food-based products and prepared foods as a group increased sales for fiscal 1995 compared to fiscal 1994 by 1.9%. Culinary accounted for 76.1% of the increase in prepared foods. Seafood sales increased fiscal 1995 total sales by 0.3% due to an 8.6% increase in average sales prices partially offset by a 1.1% decrease in tonnage. Sales of live swine, animal foods, by-products and other sales as a group increased fiscal 1995 total sales by 1.0% compared to fiscal 1994. Over the past five years total sales have grown at a compounded annual rate of 7.6%.

Low market prices, which were below the Company's rearing costs, adversely affected both sales and profit margins for live swine during fiscal year 1995. As a result, the Company's integrated pork processing operations suffered a cost disadvantage against non-integrated pork processors who were able to source their raw materials at lower costs. The Company's live swine and pork operations reported an after-tax loss for fiscal 1995 of $18.0 million. This loss was partially offset by contributions from other lines in the beef and pork division. Processed pork sales will decrease significantly in the future due to the exchange of the Marshall, Missouri, pork processing facility as part of the purchase price for the acquisition of additional broiler capacity from Cargill. However, the decrease in processed pork sales will be substantially offset by an increase in live swine sales as the Company's pork operations cease to be fully integrated. Market prices for live swine improved during the fourth quarter of fiscal 1995.

Sales for fiscal 1994 increased 8.6% over fiscal 1993. Consumer poultry sales accounted for a 6.6% increase in total sales. The increase in consumer poultry sales was primarily attributable to a 7.7% increase in tonnage and a 1.0% increase in average sales prices. Trasgo accounted for 18.4% of the increase in consumer poultry sales. Beef and pork sales increased fiscal 1994 total sales by 2.9%. The increase in beef and pork sales was due to the acquisition during the year of a beef further-processing company and additional production from the Marshall, Missouri, pork processing facility which was not fully-operational during fiscal 1993. Sales of Mexican food-based products and prepared foods as a group decreased slightly for fiscal 1994 compared to fiscal 1993. Seafood sales decreased fiscal 1994 total sales by 0.4% due to a 5.1% decrease in tonnage and a 2.5% decrease in average sales prices. Live swine, animal foods, by-products and other sales as a group decreased fiscal 1994 total sales by 0.5% compared to fiscal 1993.

The increase in cost of goods sold for 1995 over 1994 of 6.6% was mainly the result of the increase in sales volume partially offset by a 10.5% decrease in the cost of feed for live poultry. Grain costs are anticipated to increase into next fiscal year. The impact of rising grain costs on the Company's operations is difficult to predict and is dependent upon various factors in the commodity grain market as well as the market for finished products. The Company's strategy of adding value to its products through further-processing helps to offset a portion of the impact of increased grain costs. However, until such time as these increased costs are passed through to the consumer or grain costs subside, operations may be negatively impacted. As a percent of sales, cost of sales decreased to 80.3% in 1995 compared to 81.2% in 1994.

The increase in cost of goods sold for 1994 over 1993 of 9.3% was mainly the result of the increase in sales plus a 6% increase in the cost of feed for live poultry. Although grain costs began decreasing during the third quarter of 1994, past increases affected the production cost of poultry, swine and Mexican food-based products. As a percent of sales, cost of sales increased to 81.2% in 1994 compared to 80.6% in 1993.

Operating expenses for 1995 decreased 19.5% from 1994. Excluding the write-down of excess of investments over net assets acquired and certain long-lived assets related to Arctic Alaska Fisheries Corporation (Arctic), which occurred in the third quarter of fiscal 1994, operating expenses increased 11.6% when compared to fiscal 1994. As a percent of sales, selling expense increased to 8.7% in 1995 compared to 8.3% in 1994. Selling expense increased primarily due to increased storage and distribution costs, a portion of which is related to international sales and acquisitions, as well as increased commission and promotional expenses. As a percent of sales, general and administrative expense was 2.0% in 1995 compared to 1.9% in 1994, and amortization expense was 0.5% in 1995 compared to 0.6% in 1994.

The devaluation of the Mexican peso adversely affected Trasgo's fiscal 1995 operating results. The Company's share of Trasgo's net loss for fiscal 1995 reduced the Company's consolidated net income by $6.6 million ($0.05 per share). Management will continue to evaluate the effect of exchange rates on Trasgo's results to determine its impact, if any, on the Company's future results.

Operating expenses increased 43.1% for 1994 over 1993. The write-down of excess of investments over net assets acquired and certain long-lived assets related to Arctic accounted for 92.7% of this increase in operating expenses. As a percent of sales, selling expense decreased to 8.3% in 1994 compared to 8.4% in 1993. Selling expense decreased primarily due to decreased sales promotional and advertising expenditures offset slightly by increased expenses related to Trasgo. Costs incurred in connection with the sale of accounts receivable, which are classified as general and administrative expense, were $1.4 million in 1994 compared to $9.6 million in 1993. This decrease was due to the discontinuance of the sale of accounts receivable. Certain other administrative costs decreased compared to 1993 due to cost control and administrative initiatives instituted by management. As a percent of sales, general and administrative expense was 1.9% in 1994 compared to 2.3% in 1993, and amortization expense was 0.6% in 1994 compared to 0.7% in 1993.

Interest expense increased 33.4% in 1995 compared to 1994 with Trasgo accounting for 17.8% of the increase. The Company's short-term interest rates were approximately 54.1% higher than the same period last year, which raised the weighted average interest rate of all Company debt in 1995 compared to 1994. In addition, the Company had a higher level of borrowing as a result of acquisitions which increased the Company's average indebtedness by 13.4% over the same period last year. As a percent of sales, interest expense increased to 2.1% in 1995 compared to 1.7% in 1994. The average interest rate on the Company's total debt for fiscal year 1995 was 7.7% compared to 6.6% for 1994.

Interest expense increased 18.3% in 1994 compared to 1993. Short-term interest rates were lower compared to 1993, due to market conditions and the Company's use of less costly borrowing alternatives which lowered the weighted average interest rate of all Company debt in 1994 compared to 1993. These lower rates were offset by a higher level of borrowing due to the discontinuance of the sale of accounts receivable, as the Company's average indebtedness increased 28.7% compared to 1993. As a percent of sales, interest expense increased to 1.7% in 1994 compared to 1.5% in 1993. The average interest rate on the Company's total debt for fiscal year 1994 was 6.6% compared to 7.2% for 1993.

The effective tax rate for 1995 was 38.1% compared to 101.8% in 1994. The rate for 1994 was unusually high due to the non-deductibility of the write-down of Arctic's excess of investments over net assets acquired. Excluding the write-down of assets in 1994, the rate would have been 39%. The effective tax rate generally reflects the statutory federal income tax rate plus the impact of the non-deductibility of amortization of excess of investments over net assets acquired.

Return on average quarterly assets for 1995 was 5.6% compared to (0.1%) for 1994, with a five-year average of 4.4%. The return on average quarterly assets for 1994 would have been 5.7% without the Arctic write-down. Return on average quarterly equity for 1995 was 16.0% compared to (0.2%) for 1994. The return on average quarterly equity for 1994 would have been 14.1% without the Arctic write-down. The five-year return on average quarterly equity was 12.6%.

ENVIRONMENTAL MATTERS

The Company has many environmentally responsible practices. Consequently, management believes that they have no incidence of environmental contamination or damages requiring material expenditures. The Company has a strong financial commitment to clean water. During fiscal 1995, the Company invested approximately $43.2 million in water quality, including both capital outlays totaling $9.3 million to build and upgrade facilities and an additional $33.9 million for day-to-day operations.

Tyson Foods, Inc.
Consolidated Balance Sheets
September 30, 1995 and October 1, 1994
(In millions except per share data)

ASSETS                                                      1995      1994
Current Assets:
  Cash and cash equivalents                                $33.1     $27.0
  Accounts receivable                                      494.7     444.2
  Inventories                                              949.4     754.2
  Other current assets                                      42.6      35.9
---------------------------------------------------------------------------
Total Current Assets                                     1,519.8   1,261.3
Net Property, Plant and Equipment                        2,013.5   1,610.0
Excess of Investments Over Net Assets Acquired             808.1     741.6
Investments and Other Assets                               102.9      55.1
---------------------------------------------------------------------------
Total Assets                                            $4,444.3  $3,668.0
---------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
                                                          $ 95.2  $   49.4
  Notes payable
  Current portion of long-term debt                        269.0      24.2
  Trade accounts payable                                   274.7     258.6
  Accrued salaries and wages                                74.6      71.8
  Federal and state income taxes payable                    14.6      19.7
  Accrued interest payable                                   7.9       4.2
  Other current liabilities                                129.8     111.9
---------------------------------------------------------------------------
Total Current Liabilities                                  865.8     539.8
Long-Term Debt                                           1,620.5   1,381.5
Deferred Income Taxes                                      479.7     440.5
Other Liabilities                                           10.6      16.8
Shareholders' Equity:
  Common stock ($.10 par value) authorized 900 shares:
    Class A-issued 79.7 shares in 1995 and 1994              8.0       8.0
    Class B-issued 68.5 shares in 1995 and 1994              6.8       6.8
  Capital in excess of par value                           377.9     391.4
  Retained earnings                                      1,162.3     953.8
  Currency translation adjustment                           (5.2)      1.2
---------------------------------------------------------------------------
                                                         1,549.8   1,361.2
  Less treasury stock, at cost- 3.4 shares in 1995 and
     2.9 shares in 1994                                     79.2      68.7
  Less unamortized deferred compensation                     2.9       3.1
---------------------------------------------------------------------------
Total Shareholders' Equity                               1,467.7   1,289.4
---------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity              $4,444.3  $3,668.0
---------------------------------------------------------------------------
See accompanying notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS - FINANCIAL CONDITION

During fiscal 1995, working capital, noncurrent assets and long-term debt were all impacted by various acquisitions. These factors should be considered when analyzing the Company's financial condition.

At 1995 fiscal year end, working capital was $654 million compared to $721.5 million at the end of 1994, a decrease of $67.5 million. The current ratio for 1995 was 1.76 to 1 compared to 2.34 to 1 for 1994. Working capital and the current ratio have decreased from 1994 mainly due to an increase in current portion of long-term debt mostly offset by increases in inventories. Total assets have increased by $1.9 billion or 77.7% over the past five years inclusive of acquisitions. Additions, net of dispositions, to total property, plant and equipment for the last five years were $1.5 billion including acquisitions, an increase of 103.3% over the last five years. At fiscal year end, the Company had construction projects in progress that will require approximately $104.3 million to complete. Funding for these expenditures will be provided by cash from operations or additional borrowings.

Long-term debt at fiscal year end was $1.62 billion, an increase of $239 million from fiscal 1994. The increase in long-term debt is mainly due to funds used for acquisitions. The Company's unsecured revolving credit facilities provide up to $1 billion of financing which support the Company's commercial paper program. At September 30, 1995, $1 billion was outstanding under or supported by the financing facilities consisting of $955.3 million of commercial paper and $44.7 million drawn under the revolving credit facilities. Additional outstanding debt at September 30, 1995, consisted of $148.8 million of senior notes, $348.7 million of institutional notes, $35 million of bank notes and $88 million of other indebtedness. Additionally, at September 30, 1995, the Company had $269.7 million available under a $500 million short-term revolving credit facility which supports the Company's commercial paper program.

The revolving credit agreements and notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and a maximum total debt-to-capitalization ratio. The Company is in compliance with these covenants.

The Company prefers maintaining a 50/50 fixed-to-floating debt ratio. Management believes that, over the long-term, variable-rate debt may provide more cost effective financing than fixed-rate debt; however, the Company will issue fixed-rate debt if advantageous market opportunities arise. At fiscal year end, the Company had authority to issue $350 million of long-term debt and had facilities in place to take advantage of marketplace opportunities.

Shareholders' equity increased 13.8% during 1995 and has grown at a compounded annual rate of 17.2% over the past five years, inclusive of a $213.9 million write-down of assets in 1994 and $205.2 million of Class A stock issued in 1993.

During 1994, the Company initiated an open market stock repurchase program which authorized the purchase of up to 15 million shares of the Company's Class A common stock. The Company intends to utilize shares repurchased to fund employee benefit plans and increase treasury stock. No timetable has been set for completion of the repurchase program. Through September 30, 1995, the Company had purchased approximately 3.7 million shares under this repurchase program.

Tyson Foods, Inc.
Consolidated Statements of Shareholders' Equity
Three years ended September 30, 1995
(In millions except per share data)

------------------------------------------------------------------------------------
                                                  Common Stock
                                         ------------------------------
                                            Class A         Class B      Capital in
                                         ------------------------------  Excess of
                                         Shares Amount  Shares   Amount  Par Value
------------------------------------------------------------------------------------
Balance-October 3, 1992                  70.1    $7.0   68.5     $6.8     $187.4
  Purchase of treasury shares
  Stock issued:
    Exercise of options                                                      1.1
    Business acquisitions                 9.6     1.0                      204.2
  Net income
  Amortization of deferred compensation
  Cash dividends paid:
    ($.04 per share, Class A;
     $.033 per share, Class B)
------------------------------------------------------------------------------------
Balance-October 2, 1993                  79.7     8.0   68.5      6.8      392.7
  Purchase of treasury shares
  Shares awarded for employee
     stock plans
  Stock issued for exercise of options                                      (1.3)
  Net loss
  Amortization of deferred compensation
  Currency translation adjustment
  Cash dividends paid:
    ($.07 per share, Class A;
    $.0583 per share, Class B)
------------------------------------------------------------------------------------
Balance-October 1, 1994                  79.7     8.0   68.5      6.8      391.4
  Purchase of treasury shares
  Stock issued for exercise of options                                     (13.5)
  Net income
  Amortization of deferred compensation
  Currency translation adjustment
  Cash dividends paid:
    ($.08 per share, Class A;
     $.0667 per share, Class B)
------------------------------------------------------------------------------------
Balance - September 30, 1995             79.7    $8.0   68.5     $6.8      $377.9
____________________________________________________________________________________
See accompanying notes.

<caption)
-----------------------------------------------------------------------------


                  Currency    Treasury Stock          Unamortized
Retained       Translation -------------------           Deferred
Earnings        Adjustment Shares      Amount        Compensation    Total
-----------------------------------------------------------------------------
  $790.6         $            1.1      $(9.7)          $(1.9)       $980.2
                              0.2       (4.2)                         (4.2)

                             (0.4)       2.5                           3.6
                                                                     205.2
   180.3                                                             180.3
                                                         1.0           1.0


    (5.4)                                                             (5.4)
----------------------------------------------------------------------------
   965.5                      0.9      (11.4)           (0.9)      1,360.7
                              2.8      (66.9)                        (66.9)

                             (0.2)       3.1            (3.1)
                             (0.6)       6.5                           5.2
    (2.1)                                                             (2.1)
                                                         0.9           0.9
                 1.2                                                   1.2


    (9.6)                                                             (9.6)
-----------------------------------------------------------------------------
   953.8         1.2          2.9      (68.7)           (3.1)      1,289.4
                              1.4      (32.0)                        (32.0)
                             (0.9)      21.5                           8.0
   219.2                                                             219.2
                                                         0.2           0.2
                (6.4)                                                 (6.4)


   (10.7)                                                            (10.7)
-----------------------------------------------------------------------------
$1,162.3       $(5.2)         3.4     $(79.2)          $(2.9)     $1,467.7
-----------------------------------------------------------------------------


Tyson Foods, Inc.
Consolidated Statements of Cash Flows
Three Years Ended September 30, 1995                            (In millions)

-------------------------------------------------------------------------------------------
                                                              1995         1994        1993
-------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                         $219.2         $(2.1)      $180.3
  Adjustments to reconcile net income (loss)
    to cash provided by operating activities:
    Depreciation                                             179.0         158.6        145.8
    Amortization                                              25.9          29.7         30.8
    Write-down of excess of investments over
      net assets acquired and certain long-lived assets                    213.9
    Deferred income taxes                                     10.9          (2.4)         5.4
    Minority interest                                         (6.6)
    Foreign currency exchange loss                            15.6
    Loss on dispositions of property & equipment               3.6           2.8          0.7
    (Increase) decrease in accounts receivable               (29.6)       (307.4)        35.3
    Increase in inventories                                 (140.5)        (34.0)       (66.9)
    Increase (decrease) in trade accounts
      payable                                                 12.8          35.6        (41.0)
    Net change in other current assets and
      liabilities                                              1.0         (44.5)        18.0
----------------------------------------------------------------------------------------------
Cash Provided by Operating Activities                        291.3          50.2        308.4
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net cash paid for acquisitions                            (350.1)        (82.9)       (43.4)
  Additions to property, plant and equipment                (347.2)       (232.1)      (225.3)
  Proceeds from sale of property, plant and equipment         20.1           8.5          7.4
  Net change in other assets and liabilities                 (53.8)         (3.7)       (41.4)
----------------------------------------------------------------------------------------------
Cash Used for Investing Activities                          (731.0)       (310.2)      (302.7)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in notes payable                    45.9           3.5        (29.2)
  Proceeds from long-term debt                               628.1         412.3        977.4
  Repayments of long-term debt                              (189.5)        (81.1)      (954.5)
  Purchase of treasury shares                                (32.0)        (66.9)        (4.2)
  Other                                                       (1.1)         (2.3)        (0.8)
----------------------------------------------------------------------------------------------
Cash Provided by (Used for) Financing Activities             451.4         265.5        (11.3)
Effect of Exchange Rate Change on Cash                        (5.6)
----------------------------------------------------------------------------------------------
Increase (Decrease) in Cash                                    6.1           5.5         (5.6)
Cash and Cash Equivalents at Beginning of Year                27.0          21.5         27.1
----------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                     $33.1         $27.0         $21.5
----------------------------------------------------------------------------------------------
See accompanying notes.

MANAGEMENT'S DISCUSSION AND ANALYSIS - CASH FLOWS
In fiscal 1995, net cash of $291.3 million was provided by operating activities. This was an increase of $241.1 million from 1994. Comparability between 1995 and 1994 was affected by a substantial increase in accounts receivable in 1994 resulting from management's decision to discontinue an accounts receivable sale agreement. The increase in inventories in 1995 was largely due to servicing the sales growth base created by acquisitions and internal expansion. Additionally, competitive pressures caused by increased supplies of poultry and alternative red meats, along with shifts in product mix have increased inventories. Financing activities provided net cash of $451.4 million, primarily due to additional long-term debt. The Company used funds generated from operating and financing activities to fund additions to property, plant and equipment and acquisitions. The expenditures for property, plant and equipment were related to new equipment and building and upgrading facilities to take advantage of marketing opportunities as well as the Company's continuing effort to increase efficiencies, reduce overall cost and meet or exceed environmental laws and regulations.

The Company's foreseeable cash needs for operations and capital expenditures will continue to be met through cash flows from operations and additional borrowings which are available to the Company. On June 7, 1995, the Company issued $150 million of debt securities in the form of 6.75% notes due June 1, 2005. The net proceeds of the 6.75% notes were used to repay a portion of the Company's borrowings under its commercial paper program. On July 20, 1995, the Company commenced a program for the offering of debt securities in the form of medium-term notes due from nine months to thirty years from the date of issuance in the aggregate principal amount of up to $350 million. The net proceeds from the sale of the medium-term notes or other forms of debt securities may be used by the Company to refinance existing indebtedness, to finance acquisitions as opportunities may arise or for other general corporate purposes.

Subsequent to September 30, 1995, the Company issued $200 million of the $350 million medium-term notes, including $50 million in the form of 6.39-6.41% medium-term notes due October 10, 2000 and $150 million in the form of 6.625% medium-term notes due October 17, 2005.

WRITE-DOWN OF ASSETS
During the third quarter of fiscal 1994 the Company wrote down $191 million of the excess of investments over net assets acquired, plus an additional $23 million for impaired long-lived assets of Arctic. The after-tax impact of this write-down was approximately $205 million or $1.38 per share. Arctic consistently performed below pre-acquisition expectations. The Company's management attempted to open marketing and distribution channels for this business, initiated cost reduction and efficiency measures, and explored global expansion opportunities. Competition for the allowable resource of fish in the waters of the Pacific Northwest became very intense in the past few years. More vessels with greater production capacities were competing for the limited quotas set by government regulatory agencies. Allocations toward onshore processing created a competitive disadvantage for Arctic due to its significant at-sea processing capabilities. Global expansion failed to materialize in spite of extensive management efforts. Market prices which rose significantly during the two years prior to acquisition declined to more modest levels. These conditions led to shorter fishing seasons, less production per vessel, significant excess production capacity and continuing losses. After continued evaluation of business opportunities for Arctic, management concluded that there was permanent impairment of the carrying value of Arctic's intangible assets and certain other long-lived assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Tyson Foods, Inc.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: The consolidated financial statements include the accounts of Tyson Foods, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year: The Company utilizes a 52 or 53 week accounting period which ends on the Saturday closest to September 30.

Cash and Cash Equivalents: Cash equivalents consist of investments in short-term, highly liquid securities having original maturities of three months or less made as part of the Company's cash management activity. The carrying values of these assets approximate their fair values. As a result of the Company's cash management system, checks issued but not presented to the banks for payment may create negative cash balances. Checks outstanding in excess of related cash balances totaling approximately $129.9 million at September 30, 1995 and $117.6 million at October 1, 1994, are included in trade accounts payable, accrued salaries and wages and other current liabilities.

Inventories: Inventories, valued at the lower of cost (first-in, first-out) or market, consist of the following:

                                                  1995              1994
Dressed and further-processed products           $417.6           $346.8
Live poultry and hogs                             321.0            255.9
Seafood related products                           75.1             36.5
Hatchery eggs and feed                             58.6             44.1
Supplies                                           77.1             70.9
---------------------------------------------------------------------------
                                                 $949.4           $754.2
---------------------------------------------------------------------------

Property, Plant and Equipment and Depreciation: Depreciation is provided primarily by the straight-line method using estimated lives for buildings and leasehold improvements of 10 to 39 years; machinery and equipment of 3 to 12 years; vessels of 16 to 30 years; and other of 3 to 20 years. The major categories of property, plant and equipment and accumulated depreciation, at cost are as follows:

                                                     1995          1994
Land                                             $   56.7      $   56.1
Buildings and leasehold improvements                866.4         676.1
Machinery and equipment                           1,725.9       1,452.2
Vessels                                             110.0         111.7
Land improvements and other                          86.9          70.5
Buildings and equipment under construction          200.7         143.2
----------------------------------------------------------------------------
                                                  3,046.6       2,509.8
Less accumulated depreciation                     1,033.1         899.8
----------------------------------------------------------------------------
                                                 $2,013.5      $1,610.0
                                    48

The Company capitalized interest costs of $3.1 million in 1995, $2 million in 1994 and $1.6 million in 1993 as part of the cost of major asset construction projects. Approximately $104.3 million will be required to complete construction projects in progress at September 30, 1995.

Excess of Investments Over Net Assets Acquired: Costs in excess of net assets of businesses purchased are amortized on a straight-line basis over periods ranging from 15 to 40 years. The carrying value of excess of investments over net assets acquired is reviewed at each balance sheet date to determine if facts and circumstances suggest that it may be impaired. If this review indicates that the excess of investments over net assets acquired may not be recoverable, an estimate of the undiscounted cash flows of the entity acquired is prepared and the Company's carrying value of excess of investments over net assets acquired will be reduced by the estimated shortfall of cash flows. At September 30, 1995 and October 1, 1994, the accumulated amortization of excess of investments over net assets acquired was $128.9 million and $106.7 million, respectively.

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

During 1994, the Company initiated an open market stock repurchase program which authorized the purchase of up to 15 million shares of the Company's Class A stock. The Company intends to utilize shares repurchased to fund employee benefit plans and increase treasury stock. No timetable has been set for completion of the repurchase program. Through September 30, 1995, the Company had purchased approximately 3.7 million shares under this repurchase program.

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

Advertising and Promotion Expenses: Advertising and promotion expenses are charged to operations in the period incurred. Advertising and promotion expenses for 1995, 1994 and 1993 were $193.3 million, $183.6 million and $193.5 million, respectively.

Future Accounting Change: The Company plans to adopt Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", effective October 1, 1995. Under SFAS No. 121, impairment losses are recognized when information indicates the carrying amount of long-lived assets, identifiable intangibles and goodwill related to those assets will not be recovered through future operations or sale. Impairment losses for assets to be held or used in operations will be based on the excess of the carrying amount of the asset over the assets fair value. Assets held for disposal, except for discontinued operations, will be carried at the lower of carrying amount or fair value less cost to sell. SFAS No. 121 will be applied prospectively from the date of adoption and, based on current circumstances, management does not believe the effect of adoption will be material.

NOTE 2: ACQUISITIONS AND WRITE-DOWN OF ASSETS

On January 19, 1995, the Company completed the purchase of the Star of Kodiak, a fish processing facility in Kodiak, Alaska, from All Alaskan Seafoods, Inc. On June 26, 1995, the Company completed the purchase of Multifoods Seafood, Inc. and JAC Creative Foods, Inc., with combined annual sales of $65 million, from International Multifoods Corporation. On September 1, 1995, the Company acquired the U.S. broiler business of Cargill with operations in Georgia and Florida. The U.S. broiler business of Cargill had 1994 sales of approximately $268 million. On September 5, 1995, the Company acquired all of the outstanding stock of McCarty, an integrated poultry company with all of its operations in Mississippi. McCarty's 1994 sales were approximately $320 million. The total cost of all of these acquisitions was approximately $368.7 million including cash paid and assets exchanged.

On January 6, 1994, the Company acquired Gorges and certain related assets. Gorges is a beef further-processing company with 1993 sales of approximately $55 million. On April 19, 1994, the Company increased its 18% ownership interest to 50.1% in Trasgo. With 1993 sales of approximately $140 million, Trasgo is the third largest poultry producer and processor in Mexico, serving both retail and foodservice markets. Effective July 3, 1994, the Company acquired certain assets of Culinary, a manufacturer and processor of value-added specialty frozen foods with 1993 sales of approximately $70 million.
On August 18, 1994, the Company increased its 50% ownership interest to 100% in Cobb-Vantress, Inc., one of the world's leading suppliers of breeding stock to the broiler industry with 1993 sales of approximately $35 million, excluding sales to Tyson.

These transactions have been accounted for as purchases, and the results of operations for these acquisitions have been included in the Company's consolidated results of operations since the acquisition dates. Pro forma operating results are not presented as they would not differ materially from actual results for 1995, 1994 and 1993.

During the third quarter of fiscal 1994, the Company recorded the write-down of the excess of investments over net assets acquired totaling approximately $191 million plus an additional $23 million for impaired long-lived assets of Arctic. The impact of this write-down after-tax was approximately $205 million or $1.38 per share.

Government restrictions on fishing, intense industry competition and fluctuations in market prices continued to adversely affect Arctic. Based on Arctic's continued performance below pre-acquisition expectations, the Company made an impairment evaluation and determined that Arctic's balance of excess of investments over net assets acquired would not be recovered.

The methodology used to assess the recoverability of Arctic's excess of investments over net assets acquired involved projecting aggregate cash flows. The Company's projection assumes that Arctic's sales volumes and prices would be comparable to the results for 1994. Due to government restrictions on fishing and the addition into the fishing waters of the North Pacific of new higher production capacity vessels by competitors, the Company did not assume any increases in volume for the projected cash flows. The aggregate undiscounted value of these projected cash flows were sufficient only to recover a portion of the carrying value of the tangible net assets of Arctic and would not provide any recovery of the $191 million of excess of investments over net assets acquired related to Arctic. Additionally, the Company's projection indicated that approximately $23 million of Arctic's long-lived assets were impaired. The Company believes that its projection, based on recent historic trends and current market conditions, is its best estimate of Arctic's future performance, although there can be no assurances that such estimates will be indicative of future results, which ultimately may be less than or greater than these estimates.

NOTE 3: FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION
Off-Balance Sheet Risk: The Company periodically enters into foreign exchange forward contracts to hedge some of its foreign currency exposure. Foreign exchange forward contracts are legal agreements between two parties to purchase and sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. The Company uses such contracts to hedge exposure to changes in foreign currency exchange rates associated with certain assets and obligations denominated in foreign currency. The Company also hedges exposure to changes in interest rates on certain of its financial instruments. At September 30, 1995, the Company had outstanding $200 million in treasury lock transactions. These contracts matured in October, 1995. Gains and losses are recognized concurrently with the transaction gains and losses from the associated exposures.

Concentrations of Credit Risk: The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company's cash equivalents are in high quality securities placed with major banks and financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. At September 30, 1995, the Company did not have significant credit risk concentrations. No single group or customer represents greater than 10% of total accounts receivable.


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

Detail of the provision for income taxes consists of:
                                                               (In millions)
                                       1995          1994          1993
Federal                              $117.2        $107.4        $114.5
State                                  13.8          13.3          14.8
----------------------------------------------------------------------------
                                     $131.0       $120.7        $129.3
----------------------------------------------------------------------------
Current                              $120.1        $123.1        $123.9
Deferred                               10.9          (2.4)          5.4
----------------------------------------------------------------------------
                                     $131.0        $120.7        $129.3
----------------------------------------------------------------------------

The reasons for the difference between the effective income tax rate and the statutory U.S. federal income tax rate are as follows:

                                               1995      1994      1993
---------------------------------------------------------------------------
U.S. federal income tax rate                   35.0 %     35.0 %   35.0 %
Write-down of excess of investments over
  net assets acquired                                     62.6
Amortization of excess of investments
   over net assets acquired                     2.1        2.8      2.8
State income taxes                              2.6        2.8      3.1
Effect of tax rate increase on deferred
   income taxes                                                     2.9
Other differences, net                         (1.6)      (1.4)    (2.0)
---------------------------------------------------------------------------
                                               38.1 %    101.8 %   41.8 %
---------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities as of September 30, 1995
and October 1, 1994 are as follows:                        (In millions)

                                                          1995         1994
Basis difference in property, plant and equipment       $255.7       $227.4
Suspended taxes from conversion to accrual method        150.2        150.2
Other                                                     73.8         62.9
-------------------------------------------------------------------------------
                                                        $479.7       $440.5
-------------------------------------------------------------------------------

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

NOTE 5: LONG-TERM DEBT
Long-term debt consists of the following:                (In millions)

                                           Maturity     1995          1994
Commercial paper:
  (5.90% effective rate at 9/30/95)     2000           $955.3        $852.2
Debt securities:
    6.75% notes                         2005            148.8
Institutional notes:
   10.33% notes                         1996-1999       135.0         135.0
   10.61% notes                         1999-2001       125.0         125.0
   10.75% notes                         1996             13.0          26.0
   10.84% notes                         2002-2006        50.0          50.0
   11.375% notes                        1996-2001        25.7          30.0
Revolving credit facility
   (5.95% effective rate at 9/30/95)    2000             44.7          57.0
Bank loans
   (8.90% effective rate at 9/30/95)    1997             35.0          30.0
Other                                   various          88.0          76.3
-------------------------------------------------------------------------------
                                                     $1,620.5      $1,381.5
-------------------------------------------------------------------------------

The Company has unsecured revolving credit agreements totaling $1 billion which support the Company's commercial paper program. These credit agreements expire in May, 2000. At September 30, 1995, $1 billion was
outstanding under the financing facilities.   Additionally, at September 30,
1995, the Company had $269.7 million available under a $500 million short-term revolving credit facility which supports the Company's commercial paper program.

On June 7, 1995, the Company issued $150 million of debt securities in the form of 6.75% notes due June 1, 2005. On July 20, 1995, the Company commenced a program for the offer of debt securities in the form of medium-term notes due from nine months to thirty years from the date of issuance in the aggregate principal amount of up to $350 million.

Subsequent to September 30, 1995, the Company issued $200 million of the $350 million medium-term notes, including $50 million in the form of 6.39-6.41% medium-term notes due October 10, 2000 and $150 million in the form of 6.625% medium-term notes due October 17, 2005.

Annual maturities of long-term debt for the five years subsequent to September 30, 1995 are: 1996-$269 million; 1997-$103.7 million; 1998-$84.6 million; 1999-$66.4 million and 2000-$1,067.2 million.

The revolving credit agreements and notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and fixed charges and a maximum total debt-to-capitalization ratio. The Company is in compliance with these covenants.

The fair value of long-term debt, at September 30, 1995, determined based upon quoted market prices for the same or similar issues or on the Company's incremental borrowing rate for debt of the same remaining maturities, was approximately $1.7 billion.

The weighted average interest rate on all outstanding short-term borrowings was 6.7% at September 30, 1995 and 5.0% at October 1, 1994.


NOTE 6: CONTINGENCIES AND COMMITMENTS
Contingencies: The Company is involved in various lawsuits and claims made by third parties on an ongoing basis as a result of its day-to-day operations, including the following matter relating to Arctic. On September 8, 1993, the State of Alaska, after conducting investigations, filed a Complaint for Forfeiture and Damages alleging that certain Arctic vessels participated in the use of certain fishing gear during 1990, 1991 and 1992. While management is not able at the present time to determine the outcome of these matters, based upon information currently available, management presently believes that the probability is remote that its resolution will have a material adverse effect on the Company's financial position or results of operations.

Operating Leases: The Company leases certain farms and other properties and equipment for which the total rentals thereon approximated $37.9 million in 1995, $29.6 million in 1994, and $26.5 million in 1993. Most farm leases are for a three year term and are renewable for a total of nine additional years. The most significant obligations assumed under the terms of the leases are the upkeep of the facilities and payment of insurance and property taxes.

Lease Commitments: Minimum lease commitments under noncancelable leases at September 30, 1995 total $107.1 million composed of $35.8 million for 1996, $26.1 million for 1997, $16.9 million for 1998, $11.5 million for 1999, $8.2 million for 2000 and $8.6 million for later years.

The Company assists certain of its swine and poultry growers in obtaining financing for growout facilities by providing the growers with extended growout contracts and conditional operation of the facilities should a grower default under their growout or loan agreement.

Redeemable Preferred Stock: Trasgo has a class of mandatorily redeemable preferred stock, for which the redemption price is cumulative and determined based upon "excess profits" in years from 1994 to 1999, as defined in the shareholders agreement. This price cannot be reasonably estimated at this time, but cannot exceed $29.5 million. Trasgo cannot pay dividends until all of this preferred stock is redeemed. This redemption must take place by the year 2000. This preferred stock is included in minority interests in subsidiaries classified as other liabilities on the consolidated balance sheets.

NOTE 7: RESTRICTED STOCK AND STOCK OPTIONS
In 1994, the Company awarded 130,000 restricted shares of Class A stock to employees. The restrictions expire over periods ranging from ten to twenty-six years. The unamortized portion is classified on the consolidated balance sheet as deferred compensation in shareholders' equity. In 1989, the Company issued 615,912 restricted shares of Class A stock to employees which are no longer restricted as to transferability. In 1994 and 1993, restrictions were removed from 73,119 shares and 82,943 shares, respectively, and the related unamortized deferred compensation was expensed.

The Company has qualified (6 million shares authorized) and nonqualified (1.5 million shares authorized) stock option plans, both of which provide for the granting of options for shares of Class A stock at a price not less than the fair market value at the date of grant. The options generally become exercisable ratably over five to eight years from the date of grant and must be exercised within ten years of the grant date. Activity for the plans for 1995, 1994 and 1993 was as follows:

                                                         Option Price
                                                 ---------------------------
                                    Shares        Per Share       Total
                                 Under Option                  (In millions)
Outstanding, October 3, 1992       1,786,507     $7.50-11.94     $16.1
Exercised                           (415,699)     6.91-11.94      (3.6)
Canceled                             (85,291)     6.94-21.63      (0.9)
Granted                            2,247,512      6.91-21.63      40.9
-----------------------------------------------------------------------------
Outstanding, October 2, 1993       3,533,029      6.92-21.63      52.5
Exercised                           (599,804)     6.92-11.94      (5.2)
Canceled                            (156,073)     6.93-21.63      (2.9)
Granted                              790,400           21.50      17.0
-----------------------------------------------------------------------------
Outstanding, October 1, 1994       3,567,552      7.19-21.63      61.4
Exercised                           (963,510)     7.19-11.94      (8.0)
Canceled                            (156,445)     7.25-21.63      (3.1)
Granted                              297,850           21.75       6.5
-----------------------------------------------------------------------------
Outstanding, September 30, 1995    2,745,447     $7.24-21.75     $56.8
Exercisable, September 30, 1995      247,342
-----------------------------------------------------------------------------

The remainder of the options are exercisable ratably through April, 2005.

NOTE 8: TRANSACTIONS WITH RELATED PARTIES
The Company has operating leases for farms, equipment and other facilities with the Senior Chairman of the Board of Directors of the Company and certain members of his family, as well as a trust controlled by him, for rentals of $7.0 million in 1995, $6.8 million in 1994 and $6.4 million in 1993. Other facilities, including a cold storage distribution facility, are also leased

                                     55

from the Company's profit sharing plan and other officers and directors for rentals totaling $7.1 million in 1995, $6.7 million in 1994 and $6.2 million in 1993.

Certain officers and directors are engaged in poultry and swine growout operations with the Company whereby these individuals purchase animals, feed, housing and other items to raise the animals to market weight. The total value of these transactions amounted to $11.2 million in 1995, $11.4 million in 1994 and $11.3 million in 1993.

NOTE 9: BENEFIT PLANS
The Company has defined contribution retirement and incentive benefit programs for various groups of Company personnel. Discretionary Company contributions which are determined by the Board of Directors totaled $25.1 million, $21.7 million and $19.6 million for the years ending 1995, 1994 and 1993, respectively.

NOTE 10: SUPPLEMENTAL INFORMATION
Supplemental cash flow information and noncash investing and financing
activities are as follows:                        (In millions)

----------------------------------------------------------------------------
                                         1995          1994         1993
----------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
    Cash paid during the period for:
      Interest                          $115.0        $ 89.9       $ 72.3
      Income Taxes                      $124.4        $123.2       $117.6
----------------------------------------------------------------------------
SUPPLEMENTAL NONCASH INVESTING AND
  FINANCING ACTIVITIES
    Capital asset and lease
      obligation additions              $ 40.0
    Acquisitions:
      Fair value of assets acquired                   $124.0
      Liabilities assumed                             (109.2)
      Fair value of assets exchanged    $ 18.6        $(14.8)
      Stock issued                                                $(205.2)
----------------------------------------------------------------------------

Supplemental Sales Information: The Company sells certain of its products in foreign markets, primarily Japan, Hong Kong, Singapore and other Far Eastern and certain Middle Eastern countries, as well as in Canada, Russia and the Caribbean Islands. The Company's export sales for fiscal 1995, 1994 and 1993 totaled $606.1 million, $472.7 million and $352 million, respectively. Substantially all of the Company's export sales are transacted through unaffiliated brokers and marketing associations. Foreign sales were less than 10% of total consolidated sales for fiscal 1995, 1994 and 1993, respectively.

NOTE 11: QUARTERLY FINANCIAL DATA (Unaudited)

                                        (In millions except per share data)

----------------------------------------------------------------------------
                                                       Net        Earnings
                                         Gross        Income     (Loss) Per
Quarter Ended              Sales         Margin       (Loss)        Share
----------------------------------------------------------------------------
12-31-94                 $1,326.3      $  268.9      $ 52.2        $ .36
04-01-95                  1,343.1         270.1        50.5          .35
07-01-95                  1,362.3         267.8        57.7          .40
09-30-95                  1,479.5         281.3        58.8          .40
----------------------------------------------------------------------------
Fiscal 1995              $5,511.2      $1,088.1      $219.2        $1.51
----------------------------------------------------------------------------
01-01-94                 $1,152.8        $217.4     $  44.4       $  .30
04-02-94                  1,261.9         222.5        43.1          .29
07-02-94                  1,307.7         256.7      (148.4)       (1.00)
10-01-94                  1,387.9         264.6        58.8          .40
----------------------------------------------------------------------------
Fiscal 1994              $5,110.3        $961.2     $  (2.1)      $ (.01)
----------------------------------------------------------------------------




PRICE OF COMPANY'S COMMON STOCK (Nasdaq stock market)
----------------------------------------------------------------------------
                               Fiscal Year 1995         Fiscal Year 1994
----------------------------------------------------------------------------
                               High         Low         High         Low
----------------------------------------------------------------------------
First Quarter                  24 1/8      20 7/8       24 1/8      21 1/8
----------------------------------------------------------------------------
Second Quarter                 25          20 3/4       25          18 3/4
----------------------------------------------------------------------------
Third Quarter                  24 7/8      21 3/4       23 3/4      18 7/8
----------------------------------------------------------------------------
Fourth Quarter                 27 1/4      22 3/4       25          22 7/8
----------------------------------------------------------------------------

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

November 13, 1995



/s/Leland Tollett
-----------------
Leland Tollett
Chairman of the Board and
   Chief Executive Officer


/s/Gerald Johnston
------------------
Gerald Johnston
Executive Vice President, Finance

Report of Independent Auditors

Board of Directors and Shareholders
Tyson Foods, Inc.

We have audited the accompanying consolidated balance sheets of Tyson Foods, Inc. as of September 30, 1995 and October 1, 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tyson Foods, Inc. at September 30, 1995 and October 1, 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1995, in conformity with generally accepted accounting principles.



Little Rock, Arkansas                              /s/Ernst & Young LLP
November 13, 1995                                  --------------------
                                                      Ernst & Young LLP

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS
-------------------------------------------------------------------------------
Neely Cassady              Leland E. Tollett          John H. Tyson
Private Investor and       Chairman of the Board and  President,
Arkansas State Senator     Chief Executive Officer,   Beef and Pork Division,
                           Tyson Foods, Inc.          Tyson Foods, Inc.

Lloyd V. Hackley
President,                 Barbara Tyson              Fred S. Vorsanger
North Carolina             Vice President,            Vice President (Emeritus)
Community College System   Tyson Foods, Inc.          University of Arkansas
                                                      and Private Investor

Shelby D. Massey           Don Tyson                  Donald E. Wray
Private Investor           Senior Chairman            President and Chief
                           of the Board,              Operating Officer,
Joe F. Starr               Tyson Foods, Inc.          Tyson Foods, Inc.
Vice President,
Tyson Foods, Inc.


CORPORATE OFFICERS
-------------------------------------------------------------------------------
Leland E. Tollett          Gerald Johnston            Gary Johnson
Chairman of the Board and  Executive Vice President,  Corporate Controller
Chief Executive Officer    Finance
                                                      William Whitfield
Donald E. Wray             Mary Rush                  Operations Controller
President and Chief        Secretary and Director of
Operating Officer          Investor Relations
                                                      David L. Van Bebber
                           Dennis Leatherby           Assistant Secretary
                           Treasurer


OPERATIONAL OFFICERS
-------------------------------------------------------------------------------
Wayne Britt                William P. Jaycox          David S. Purtle
Senior Vice President,     Senior Vice President,     Executive Vice President,
International Sales,       Human Resources            Operations,
Marketing and Operations                              Transportaion and
                           Greg Lee                   Warehousing
Roy Brown                  Executive Vice President,
Senior Vice President,     Sales, Marketing and       John H. Tyson
Seafood Division           Technical Services         President,
                                                      Beef and Pork Division

CORPORATE INFORMATION




CORPORATE DATA                               HEADQUARTERS
Tyson Foods, Inc. is the world's largest     2210 West Oaklawn Drive
fully-integrated producer, processor and     Springdale, Arkansas 72762-6999
marketer of poultry-based food products as   Telephone (501) 290-4000
well as a significant producer and marketer  Fax (501) 290-4061 of other center-of-the-plate and
convenience food items.  The common stock    TRANSFER AGENT
of the Company is traded on the Nasdaq       First Chicago Trust Company
stock market's National Market under the       of New York
symbol "TYSNA".                              P.O. Box 2506
                                             Jersey City, New Jersey 07303
FORM 10-K REPORT AVAILABLE
A copy of Tyson Foods, Inc.'s Form 10-K      GENERAL COUNSEL
Report, as filed with the Securities and     James B. Blair, Esquire
Exchange Commission for 1995, may be         3422 N. College
obtained by Tyson shareholders by            Suite 3
writing to:                                  Fayetteville, Arkansas 72703
Corporate Secretary
Tyson Foods, Inc.                            INDEPENDENT AUDITORS
P.O. Box 2020                                Ernst & Young LLP
Springdale, Arkansas 72765-2020              425 West Capitol
                                             Suite 3600
ANNUAL MEETING                               Little Rock, Arkansas 72201
The Annual Meeting of Shareholders will be held at 10 a.m., January 12, 1996, at the Walton Arts Center, Fayetteville,
Arkansas. Shareholders who cannot attend the meeting are urged to exercise their right to vote by proxy.


Tyson Foods, Inc.'s DirectSERVICE
Shareholder Investment Program

During the second quarter of fiscal 1996, Tyson Foods will be implementing its DirectSERVICE Shareholder Investment Program for current shareholders and any individual investor wishing to become a Tyson Foods shareholder. The program will provide many flexible features to allow you to customize your account to reflect your individual financial situation and accomplish your investment objectives.
More details will be available shortly.