Form 10-K405, Exhibit 13
period 1996-09-28
TYSON FOODS INC
filed 1996-12-16
CIK 100493

ELEVEN-YEAR FINANCIAL SUMMARY
TYSON FOODS,INC.
(IN MILLIONS EXCEPT PER SHARE DATA)
------------------------------------------------------------------------------------------
OPERATING RESULTS FOR FISCAL YEAR:           1996         1995        1994       1993
------------------------------------------------------------------------------------------
Sales                                     $6,453.8     $5,511.2    $5,110.3    $4,707.4
Cost of Sales                              5,505.7      4,423.1     4,149.1     3,796.5
------------------------------------------------------------------------------------------
Gross Profit                                 948.1      1,088.1       961.2       910.9
Operating Expenses                           678.5        616.4       766.0       535.4
Interest Expense                             132.9        114.9        86.1        72.8
Foreign Currency Exchange                      9.0         15.6
Other Expense (Income)                        (4.9)        (2.4)       (9.5)       (6.9)
------------------------------------------------------------------------------------------
Income Before Taxes on Income and
   Minority Interest                         132.6        343.6       118.6       309.6
Provision for Income Taxes                    49.0        131.0       120.7       129.3
Minority Interest in Net Loss of
   Consolidated Subsidiary                     3.3          6.6
------------------------------------------------------------------------------------------
Net Income (Loss)                         $   86.9     $  219.2       $(2.1)   $  180.3
------------------------------------------------------------------------------------------
Earnings (Loss) Per Share                 $   0.60     $   1.51      $(0.01)   $   1.22
Dividends Per Share:
   Class A                                  0.1200        0.0800     0.0700      0.0400
   Class B                                  0.1080        0.0667     0.0583      0.0333
Capital Expenditures                         214.0         347.2      232.1       225.3
Depreciation and Amortization                239.3         204.9      188.3       176.6
Return on Sales                               1.35%         3.98%     (0.04)%      3.83%
Annual Sales Growth                          17.10%         7.85%      8.56 %     12.92%
Five Year Compounded Annual Sales Growth     10.47%         7.58%     15.02 %     19.45%
Gross Margin                                 14.69%        19.74%     18.81 %     19.35%
Return on Beginning Assets                    1.95%         5.98%     (0.07)%      6.89%
Return on Beginning Shareholders' Equity      5.92%        17.00%     (0.16)%     18.40%
Five-Year Return on Beginning
  Shareholders' Equity                       10.89%        13.75%      14.14%     21.72%
Effective Tax Rate                           37.0 %        38.1 %     101.8 %     41.8 %
------------------------------------------------------------------------------------------
FINANCIAL CONDITION AT FISCAL YEAR END:
------------------------------------------------------------------------------------------
Total Assets                              $4,544.1      $4,444.3     $3,668.0    $3,253.5
Net Property, Plant and Equipment          1,869.2       2,013.5      1,610.0     1,435.3
Long-Term Debt                             1,806.4       1,620.5      1,381.5       920.5
Shareholders' Equity                       1,541.7       1,467.7      1,289.4     1,360.7
Book Value Per Share                      $  10.63      $  10.14     $   8.88    $   9.24
Long-Term Debt to Capitalization             53.95%        52.47%       51.72%      40.35%
Shares Outstanding                           145.0         144.8        145.2       147.3
Average Shares Outstanding                   145.4         145.1        147.8       148.3
------------------------------------------------------------------------------------------




                                    57 (26)

   1992        1991         1990        1989         1988         1987        1986
--------------------------------------------------------------------------------------
$4,168.8    $3,922.1     $3,825.3    $2,538.2     $1,936.0     $1,786.0    $1,503.7
 3,390.3     3,147.5      3,081.7     2,056.1      1,627.6      1,483.0     1,271.9
--------------------------------------------------------------------------------------
   778.5       774.6        743.6       482.1        308.4        303.0       231.8
   446.8       441.4        423.4       271.5        184.0        156.8       116.7
    76.9        95.5        128.6        45.0         19.5         22.9        20.6

    (6.2)       (4.8)        (8.5)        2.1          0.5          0.1        (3.4)
--------------------------------------------------------------------------------------

   261.0       242.5        200.1       163.5        104.4        123.2        97.9
   100.5        97.0         80.1        62.9         23.0         55.4        47.6


--------------------------------------------------------------------------------------
$   160.5   $  145.5     $  120.0    $  100.6     $   81.4     $   67.8    $   50.3
--------------------------------------------------------------------------------------
$    1.16   $   1.05     $   0.90    $   0.78     $   0.64     $   0.53    $   0.39

   0.0400     0.0300       0.0200      0.0200       0.0200       0.0185      0.0117
   0.0333     0.0250       0.0165      0.0165       0.0165       0.0125        N/A
    108.0      213.6        163.8       128.9         86.3        132.9       117.5
    148.9      135.8        123.4        84.8         70.3         60.4        42.2
     3.85%      3.71%        3.14%       3.96%        4.21%        3.79%       3.34%
     6.29%      2.53%       50.71%      31.11%        8.40%       18.77%      32.40%
    18.48%     21.13%       27.49%      27.61%       26.25%       26.15%      24.55%
    18.67%     19.75%       19.44%      19.00%       15.93%       16.96%      15.41%
     6.07%      5.82%        4.64%      11.31%       10.09%        8.91%      10.67%
    19.52%     21.95%       26.81%      29.46%       30.22%       33.28%      32.50%

    23.90%     26.77%       29.65%      31.79%       32.42%       32.22%      30.32%
    38.5 %     40.0 %       40.0 %      38.5 %       22.0 %       45.0 %      48.6 %
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
$2,617.7    $2,645.8     $2,501.1    $2,586.1     $  889.1     $  806.8    $  760.7
 1,142.2     1,162.0      1,071.1     1,020.8        430.0        415.9       347.9
   726.5       845.9        950.4     1,319.4        205.8        211.3       211.9
   980.2       822.5        663.0       447.7        341.4        269.5       203.6
$   7.13    $   5.99     $   4.85    $   3.46     $   2.67     $   2.10    $   1.59
   42.57%      50.70%       58.91%      74.66%       37.62%       43.95%      50.99%
   137.5       137.4        136.6       129.3        127.6        128.2       127.8
   138.4       138.0        132.9       129.8        128.0        128.0       127.7
--------------------------------------------------------------------------------------







                                    58 (27)

CONSOLIDATED STATEMENTS OF OPERATIONS
TYSON FOODS, INC.
THREE YEARS ENDED SEPTEMBER 28, 1996


(IN MILLIONS EXCEPT PER SHARE DATA)
-----------------------------------------------------------------------------
                                              1996        1995         1994
-----------------------------------------------------------------------------
Sales                                       $6,453.8     $5,511.2    $5,110.3
Cost of Sales                                5,505.7      4,423.1     4,149.1
-----------------------------------------------------------------------------
                                               948.1      1,088.1       961.2
-----------------------------------------------------------------------------
Operating Expenses:
  Selling                                      550.0        478.8       426.5
  General and administrative                   100.9        111.7        95.9
  Amortization                                  27.6         25.9        29.7
  Write-down of excess of
    investments over net assets acquired
    and certain long-lived assets                                       213.9
-----------------------------------------------------------------------------
                                               678.5        616.4       766.0
-----------------------------------------------------------------------------
Operating Income                               269.6        471.7       195.2
Other Expense (Income):
  Interest                                     132.9        114.9        86.1
  Foreign currency exchange                      9.0         15.6
  Other                                         (4.9)        (2.4)       (9.5)
-----------------------------------------------------------------------------
                                               137.0        128.1        76.6
-----------------------------------------------------------------------------
Income Before Taxes on Income and
  Minority Interest                            132.6        343.6       118.6
Provision for Income Taxes                      49.0        131.0       120.7
Minority Interest in Net Loss of
  Consolidated Subsidiary                        3.3          6.6
-----------------------------------------------------------------------------
Net Income (Loss)                              $86.9       $219.2       $(2.1)
=============================================================================
Earnings (Loss) Per Share                      $0.60        $1.51      $(0.01)
Average Shares Outs                            145.4        145.1       147.8

=============================================================================
SEE ACCOMPANYING NOTES.









                                   59 (28)

MANAGEMENT'S DISCUSSION AND ANALYSIS - RESULTS OF OPERATIONS
TYSON FOODS, INC.

Sales for 1996 increased 17.1% over sales for 1995. This increase was mainly due to an increase in consumer poultry sales which increased 1996 sales by 16.0%. The increase in consumer poultry sales was primarily attributable to a 24.3% increase in tonnage partially offset by a 2.5% decrease in average sales price. The increase in tonnage and the decrease in average sales price for consumer poultry are mainly due to the acquisitions in September 1995 of two poultry operations which changed the overall product mix toward lower priced products.

Beef and pork sales decreased 1996 total sales by 3.5%. The decrease in beef and pork sales was due to a 51.2% decrease in tonnage partially offset by a 27.6% increase in average sales price. The decrease in tonnage is mainly due to the sale in the fourth quarter of 1995 of a swine slaughter facility. In addition, the sale of this swine slaughter facility eliminated lower priced fresh pork from the product mix which accounts for the significant increase in average sales price. On April 24, 1996, Tyson Foods, Inc. (the Company) announced its intention to sell its beef and pork further-processing operations. The beef further-processing operations include plants located in Iowa and Texas. The pork further-processing operation consists of a plant located in Michigan. The Company has signed a definitive purchase agreement to sell the beef further-processing plants and anticipates that the pork processing plant will be sold in 1997.

Sales of Mexican Original products and prepared foods as a group decreased sales by 0.3% for 1996. This decrease was largely due to a 2.4% decrease in average sales price as well as a change in product mix and a 1.5% decrease in tonnage. Seafood sales increased 1996 total sales by 0.9% due to a 23.5% increase in tonnage slightly offset by a 3.3% decrease in average sales price. The increase in seafood tonnage is mainly due to acquisitions at the end of the third quarter of 1995. Sales of live swine, animal foods and by-products as a group increased 1996 total sales by 4.0%. Over the past five years total sales have grown at a compounded annual rate of 10.5%.

Sales for 1995 increased 7.8% over 1994. This increase was mainly due to an increase in consumer poultry sales which increased 1995 sales by 6.1%. The increase in consumer poultry sales was primarily attributable to a 13.6% increase in tonnage partially offset by a 4.7% decrease in average sales price. Lower average sales price for consumer poultry primarily resulted from an increased supply of poultry and alternative red meats in the marketplace. Trasgo S.A. de C.V. (Trasgo), acquired in the third quarter of 1994, accounted for 13.5% of the increase in consumer poultry sales. Beef and pork sales decreased 1995 total sales by 1.5%. The decrease in beef and pork sales was due to a 7.7% decrease in tonnage and a 6.0% decrease in average sales price. Sales of Mexican Original products and prepared foods as a group increased sales for 1995 compared to 1994 by 1.9%. Culinary Foods, Inc., acquired in the fourth quarter of 1994, accounted for 76.1% of the increase in prepared foods. Seafood sales increased 1995 total sales by 0.3% due to an 8.6% increase in average sales price partially offset by a 1.1% decrease in tonnage. Sales of live swine, animal foods and by-products as a group increased 1995 total sales by 1.0%.





                                   60 (29)

The increase in cost of goods sold for 1996 over 1995 of 24.5% was mainly the result of the increase in sales volume and a significant increase in the cost of grain used in the Company's operations. Increases in the cost of ingredients used in feed for poultry and swine and the ingredients used in the Mexican Original operations are estimated to have increased cost of sales by $445 million in 1996 compared to 1995. Above-average ingredient costs are anticipated to continue for a period of time and the effect on the Company's cost of sales will continue to be significant as these costs pass through inventories. The impact of high ingredient costs on the Company's operations is difficult to predict and is dependent upon various factors in the commodity grain market as well as the market for finished products. The Company's strategy of adding value to its products through further-processing helps to offset a portion of the impact of increased ingredient costs.
Furthermore, the Company is making an effort to recover a portion of increased grain costs through increased sales prices. However, because of the current excess supply of poultry and alternative red meats in the marketplace there can be no assurance that such costs can be passed on to the consumer in the near future through higher sales prices. As a percent of sales, cost of sales increased to 85.3% in 1996 compared to 80.3% in 1995.

The increase in cost of goods sold for 1995 over 1994 of 6.6% was mainly the result of the increase in sales volume partially offset by a 10.5% decrease in the cost of feed for live poultry and swine. As a percent of sales, cost of sales decreased to 80.3% in 1995 compared to 81.2% in 1994.

Operating expenses for 1996 increased 10.1% from 1995. As a percent of sales, selling expense decreased to 8.5% in 1996 compared to 8.7% in 1995. As a percent of sales, general and administrative expense was 1.6% in 1996
compared  to  2.0%  in   1995, due to a decrease  in  legal  costs  and cost
reduction initiatives. Amortization expense, as a percent of sales, was 0.4% in 1996 compared to 0.5% in 1995.

Operating expenses for 1995 decreased 19.5% from 1994. Excluding the write-down of excess of investments over net assets acquired and certain long-lived assets related to Arctic Alaska Fisheries Corporation (Arctic), which occurred in the third quarter of 1994, operating expenses increased 11.6% when compared to 1994. As a percent of sales, selling expense increased to 8.7% in 1995 compared to 8.3% in 1994. Selling expense increased primarily due to increased storage and distribution costs, a portion of which was related to international sales and acquisitions, as well as increased commission and promotional expenses. As a percent of sales, general and administrative expense was 2.0% in 1995 compared to 1.9% in 1994 and amortization expense was 0.5% in 1995 compared to 0.6% in 1994.

Interest expense increased 15.7% in 1996 compared to 1995. The Company had a higher level of borrowing, which increased the Company's average indebtedness by 35.2% over the same period last year. The Company's short-term interest rates were approximately 5.1% lower than the same period last year, which lowered the weighted average interest rate of all Company debt in 1996 compared to 1995. As a percent of sales, interest expense was 2.1% in 1996 and 1995. The average interest rate on the Company's total debt for 1996 was 6.7% compared to 7.7% for 1995.

Interest expense increased 33.4% in 1995 compared to 1994 with Trasgo accounting for 17.8% of the increase. The Company's short-term interest rates were approximately 54.1% higher in 1995 compared to 1994 which raised the weighted average interest rate of all Company debt in 1995 compared to

                                   61 (29)

1994. In addition, the Company had a higher level of borrowings as a result of acquisitions which increased the Company's average indebtedness by 13.4% in 1995 compared to 1994. As a percent of sales, interest expense increased to 2.1% in 1995 compared to 1.7% in 1994. The average interest rate on the Company's total debt for 1995 was 7.7% compared to 6.6% for 1994.

The effective tax rate for 1996 was 37.0% compared to 38.1% in 1995. The rate for 1994 was 101.8%, which was unusually high due to the nondeductibility of the write-down of Arctic's excess of investments over net assets acquired. Excluding the write-down in 1994, the rate would have been 39.0%. In addition to reduced state income taxes, the tax rate was impacted by an adjustment to the liability for deferred income taxes to reflect the Company's current assessment of tax contingencies provided for in prior years.

Return on beginning assets for 1996 was 2.0% compared to 6.0% for 1995, with a five-year average of 3.9%. Return on beginning shareholders' equity for 1996 was 5.9% compared to 17.0% for 1995. The five-year return on beginning shareholders' equity was 10.9%.

ACQUISITIONS

On January 19, 1995, the Company completed the purchase of the Star of Kodiak, a fish processing facility in Kodiak, Alaska. On June 26, 1995, the Company completed the purchase of Multifoods Seafood, Inc. and JAC Creative Foods, Inc., with combined annual sales of approximately $65 million. On September 1, 1995, the Company acquired the U.S. broiler division of Cargill, Incorporated, with operations in Georgia and Florida and 1994 sales of approximately $268 million. On September 5, 1995, the Company acquired all
of  the  outstanding  stock of McCarty Farms, Inc.,   an  integrated poultry
company with all of its operations in Mississippi and 1994 sales of approximately $320 million. The total cost of all of these acquisitions was approximately $368.7 million including cash paid and assets exchanged.

These  transactions have been accounted for as purchases, and the results of
operations   for  these  entities  have  been   included  in the  Company's
consolidated results of operations since the acquisition dates, but are not included in the results of operations for prior years. These factors should be considered when making comparisons to 1995 and 1994.




















                                    62 (30)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
TYSON FOODS, INC.
THREE YEARS ENDED SEPTEMBER 28, 1996
(IN MILLIONS EXCEPT PER SHARE DATA)
                                    ----------------------------------------------------------
                                         1996                1995                1994
                                   -----------------------------------------------------------
                                    Shares   Amount    Shares     Amount   Shares     Amount
                                   -----------------------------------------------------------
CLASS A COMMON STOCK                79.7       $8.0     79.7        $8.0    79.7       $8.0
                                   -----------------------------------------------------------
CLASS B COMMON STOCK                68.5        6.8     68.5         6.8    68.5        6.8
                                   -----------------------------------------------------------
CAPITAL IN EXCESS OF PAR VALUE
Beginning Balance                             377.9                391.4              392.7
  Exercise of Options                          (2.5)               (13.5)              (1.3)
                                   -----------------------------------------------------------
Ending Balance                                375.4                377.9              391.4
RETAINED EARNINGS
Beginning Balance                           1,162.3                953.8              965.5
  Net income(loss)                             86.9                219.2               (2.1)
  Dividends                                   (16.8)               (10.7)              (9.6)
   Class A per share (1996-$.12;
    1995-$.08; 1994-$.07)
   Class B per share (1996-$.1080;
    1995-$.0667; 1994-$.0583)
                                   -----------------------------------------------------------
Ending Balance                              1,232.4              1,162.3              953.8
CURRENCY TRANSLATION ADJUSTMENT
Beginning Balance                              (5.2)                 1.2                0.0
  Currency Translation Adjustment               2.4                 (6.4)               1.2
                                   -----------------------------------------------------------
Ending Balance                                 (2.8)                (5.2)               1.2
TREASURY STOCK
Beginning Balance                    3.4      (79.2)    2.9        (68.7)      0.9    (11.4)
  Shares purchased                   0.1       (1.3)    1.4        (32.0)      2.8    (66.9)
  Shares issued for exercise of     (0.3)       5.1    (0.9)        21.5      (0.6)     6.5
  options
  Shares Awarded for stock plans                                              (0.2)     3.1
                                   -----------------------------------------------------------
Ending Balance                       3.2      (75.4)    3.4        (79.2)      2.9    (68.7)
UNAMORTIZED DEFERRED COMPENSATION
Beginning Balance                              (2.9)                (3.1)              (0.9)
  Amortization of deferred                      0.2                  0.2                0.9
    compensation
  Shares Issued for exercise                                                           (3.1)
    of options
                                   -----------------------------------------------------------
Ending Balance                                 (2.7)                (2.9)              (3.1)

Total Shareholders' Equity                 $1,541.7             $1,467.7           $1,289.4

==============================================================================================
SEE ACCOMPANYING NOTES.

                                   63 (31)

CONSOLIDATED BALANCE SHEETS
TYSON FOODS, INC.
SEPTEMBER 28, 1996 AND SEPTEMBER 30, 1995 (IN MILLIONS EXCEPT PER SHARE DATA)
ASSETS                                                      1996      1995
Current Assets:
  Cash and cash equivalents                                $36.6     $33.1
  Accounts receivable                                      547.1     494.7
  Inventories                                            1,027.4     949.4
  Assets held for sale                                     155.5
  Other current assets                                      43.7      42.6
---------------------------------------------------------------------------
Total Current Assets                                     1,810.3   1,519.8
Net Property, Plant and Equipment                        1,869.2   2,013.5
Excess of Investments Over Net Assets Acquired             731.5     808.1
Investments and Other Assets                               133.1     102.9
---------------------------------------------------------------------------
Total Assets                                            $4,544.1  $4,444.3
===========================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Notes payable                                           $ 39.5    $ 95.2
  Current portion of long-term debt                        129.2     269.0
  Trade accounts payable                                   269.7     274.7
  Accrued salaries and wages                                65.6      74.6
  Federal and state income taxes payable                    17.4      14.6
  Accrued interest payable                                  29.4       7.9
  Other current liabilities                                135.0     129.8
---------------------------------------------------------------------------
Total Current Liabilities                                  685.8     865.8
Long-Term Debt                                           1,806.4   1,620.5
Deferred Income Taxes                                      495.6     479.7
Other Liabilities                                           14.6      10.6
Shareholders' Equity:
  Common stock ($.10 par value):
    Class A-authorized 900 shares:                           8.0       8.0
      issued 79.7 shares in 1996 and 1995
    Class B-authorized 900 shares:
      issued 68.5 shares in 1996 and 1995                    6.8       6.8
  Capital in excess of par value                           375.4     377.9
  Retained earnings                                      1,232.4   1,162.3
  Currency translation adjustment                           (2.8)     (5.2)
---------------------------------------------------------------------------
                                                         1,619.8   1,549.8
  Less treasury stock, at cost-
     3.2 shares in 1996 and 3.4 shares in 1995              75.4      79.2
  Less unamortized deferred compensation                     2.7       2.9
---------------------------------------------------------------------------
Total Shareholders' Equity                               1,541.7   1,467.7
Total Liabilities and Shareholders' Equity              $4,544.1  $4,444.3
===========================================================================
SEE ACCOMPANYING NOTES.



                                   64 (32)

MANAGEMENT'S DISCUSSION AND ANALYSIS - FINANCIAL CONDITION
TYSON FOODS, INC.

On  April 24, 1996, the  Company announced plans to sell its  beef and pork
further-processing  operations.   The  beef  further-processing  operations
include plants located in Harlingen, Texas; Garland, Texas; Sioux Center, Iowa and Orange City, Iowa. The pork further-processing operations consist of one plant located in Holland, Michigan. On October 17, 1996, the Company signed a definitive purchase agreement to sell the beef further-processing plants. Additionally, the Company anticipates that the pork further-processing plant will be sold in 1997. Accordingly, the assets of these operations have been classified as a current asset at September 28, 1996. The net proceeds from these dispositions are expected to exceed the current carrying value. The Company intends to use net proceeds from the sale of these operations primarily to fund capital expenditures and reduce debt. The assets of these operations total $155.5 million and consist of inventories, net property, plant and equipment and excess of investments over net assets acquired.

At 1996 year end, working capital was $1,124.5 million compared to $654 million at the end of 1995, an increase of $470.5 million. The current ratio for 1996 was 2.64 to 1 compared to 1.76 to 1 for 1995. Working capital and the current ratio have increased from 1995 mainly due to assets held for sale and increases in accounts receivable and inventories as well as a decrease in the current portion of long-term debt. Total assets have increased by $1.9 billion or 71.7% over the past five years inclusive of acquisitions. Additions, net of dispositions, to total property, plant and equipment for the last five years were $1.3 billion including acquisitions, an increase of 77.6% over the last five years. At 1996 year end, the Company had construction projects in progress that will require approximately $121.8 million to complete. Funding for these expenditures will be provided by cash from operations, additional borrowings or proceeds from dispositions of the beef and pork further-processing facilities.

Long-term debt at 1996 year end was $1.8 billion, an increase of $185.9 million from the end of 1995. Total debt at 1996 year end was comparable to that of 1995. The Company has unsecured revolving credit facilities totaling $1.5 billion which support the Company's commercial paper program. In May 1996, the maturity date of the $1 billion facility was extended to May 2001 and the maturity date of the $500 million facility was extended to May 1997. At September 28, 1996, all of the $1 billion facility was
outstanding   and  consisted  of  $835  million  of  commercial  paper  and
$165 million drawn under the revolver. At September 28, 1996, the Company had $435.5 million available under the $500 million facility. Additional
outstanding  long-term   debt  at  September  28,  1996,   consisted  of
$348.5 million of public debt, $297.6 million of institutional notes, $127.1 million of leveraged equipment loans and $33.2 million of other indebtedness.

The revolving credit agreements and notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and a maximum total debt-to-capitalization ratio. The Company is in compliance with these covenants.

The Company prefers maintaining a 50/50 fixed-to-floating debt ratio. Management believes that, over the long-term, variable-rate debt may provide more cost-effective financing than fixed-rate debt; however, the Company will issue fixed-rate debt if advantageous market opportunities arise.

                                    65 (33)

Shareholders' equity increased 5.0% during 1996 and has grown at a compounded annual rate of 13.4% over the past five years, inclusive of a $213.9 million write-down of assets in 1994 and $205.2 million of Class A stock issued in October 1992.

During 1994, the Company initiated an open market stock repurchase program which authorized the purchase of up to 15 million shares of the Company's Class A common stock. The Company intends to utilize shares repurchased to fund employee benefit plans and increase treasury stock. No timetable has been set for completion of the repurchase program. Through
September 28, 1996, the Company had purchased approximately 3.7 million shares under this repurchase program.














































                                   66 (33)

CONSOLIDATED STATEMENTS OF CASH FLOWS
TYSON FOODS, INC.
THREE YEARS ENDED SEPTEMBER 28, 1996  (IN MILLIONS)
----------------------------------------------------------------------------------------------
                                                              1996        1995          1994
----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                           $86.9      $219.2        $(2.1)
  Adjustments to reconcile net income (loss)
    to cash provided by operating activities:
      Depreciation                                            211.7       179.0        158.6
      Amortization                                             27.6        25.9         29.7
      Write-down of excess of investments over
      net assets acquired and certain long-lived assets                                213.9
      Deferred income taxes                                    15.9        10.9         (2.4)
      Minority interest                                        (3.3)       (6.6)
      Foreign currency exchange loss                            9.0        15.6
      Loss on dispositions of property and equipment            2.2         3.6          2.8
      Increase in accounts receivable                         (66.9)      (29.6)      (307.4)
      Increase in inventories                                (126.7)     (140.5)       (34.0)
      Increase (decrease) in trade accounts payable            (4.7)       12.8         35.6
      Net change in other current assets and liabilities       21.6         1.0        (44.5)
----------------------------------------------------------------------------------------------
Cash Provided by Operating Activities                         173.3       291.3         50.2
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net cash paid for acquisitions                                         (350.1)       (82.9)
  Additions to property, plant and equipment                 (214.0)     (347.2)      (232.1)
  Proceeds from sale of property, plant and equipment          21.1        20.1          8.5
  Net change in other assets and liabilities                  (29.5)      (53.8)        (3.7)
----------------------------------------------------------------------------------------------
Cash Used for Investing Activities                           (222.4)     (731.0)      (310.2)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in notes payable                    (55.7)       45.9          3.5
  Proceeds from long-term debt                                475.6       628.1        412.3
  Repayments of long-term debt                               (351.5)     (189.5)       (81.1)
  Purchase of treasury shares                                  (1.3)      (32.0)       (66.9)
  Other                                                       (15.0)       (1.1)        (2.3)
----------------------------------------------------------------------------------------------
Cash Provided by Financing Activities                          52.1       451.4        265.5
Effect of Exchange Rate Change on Cash                          0.5        (5.6)
----------------------------------------------------------------------------------------------
Increase in Cash                                                3.5         6.1          5.5
Cash and Cash Equivalents at Beginning of Year                 33.1        27.0         21.5
----------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                      $36.6       $33.1        $27.0
----------------------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES.







                                  67 (34)

MANAGEMENT'S DISCUSSION AND ANALYSIS - CASH FLOWS
TYSON FOODS, INC.

In 1996, net cash of $173.3 million was provided by operating activities. This was a decrease of $118.0 million from 1995. Finished inventories have increased in 1996 compared to 1995 due to increased grain costs, more volume from recent acquisitions and other general inventory increases. Comparability between 1995 and 1994 was affected by a substantial increase in accounts receivable in 1994, resulting from management's decision to discontinue an accounts receivable sale agreement. Financing activities provided net cash of $52.1 million, primarily due to increased long-term debt. The Company used funds generated from operating and financing activities to fund additions to property, plant and equipment and cash payments for grain purchases. The expenditures for property, plant and equipment were related to acquiring new equipment and building and upgrading facilities in order to maintain competitive standing and position the Company for future opportunities. Additionally, the Company makes a continuing effort to increase efficiencies, reduce overall cost and meet or exceed environmental laws and regulations. Approximately $121.8 million will be required to complete construction projects in progress at 1996 year-end.

The Company's foreseeable cash needs for operations and capital expenditures will continue to be met through cash flows from operations and additional borrowings which are available to the Company. On June 7, 1995, the Company issued $150 million of debt securities in the form of 6.75% notes due
June 1, 2005. The net proceeds of the 6.75% notes were used to repay a portion of the Company's borrowings under its commercial paper program. On
October 10, 1995, the Company issued $50 million of debt securities in the form of 6.39-6.41% medium-term notes due October 10, 2000, and on October 17, 1995, issued $150 million of debt securities in the form of 6.625% medium-term notes due October 17, 2005. The net proceeds from the sale of the medium-term notes or other forms of debt securities were used by the Company to refinance existing indebtedness.

WRITE-DOWN OF ASSETS

During the third quarter of 1994, the Company wrote down $191 million of the excess of investments over net assets acquired, plus an additional
$23 million  for  impaired long-lived assets of Arctic. The after-tax impact of this  write-down  was approximately $205 million or $1.38 per share. Arctic consistently  performed  below pre-acquisition  expectations.
The Company's management attempted to open marketing and distribution channels for this business, initiated cost reduction and efficiency measures, and explored global expansion opportunities. Competition for the allowable resource of fish in the waters of the Pacific Northwest became very intense in the years prior to the write-down. More vessels with greater production capacities were competing for the limited quotas set by government regulatory agencies. Allocations toward onshore processing created
a competitive disadvantage for Arctic   due  to  its  significant  at-sea
processing capabilities. Global expansion failed to materialize in spite of extensive management efforts. Market prices which rose significantly during the two years prior to acquisition declined to more modest levels. These conditions led to shorter fishing seasons, less production per vessel, significant excess production capacity and continuing losses. After continued evaluation of business opportunities for Arctic, management concluded that there was permanent impairment of the carrying value of Arctic's intangible assets and certain other long-lived assets.

                                   68 (35)

ENVIRONMENTAL MATTERS

The Company has a strong financial commitment to clean water and has many environmentally responsible practices. Consequently, management believes that they have no incidence of environmental contamination or damages
requiring   material   expenditures.  During  1996,  the   Company invested
approximately $42.9 million in water quality, including both capital outlays totaling $4.6 million to build and upgrade facilities and an additional $38.3 million for day-to-day operations.

















































                                  69 (35)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TYSON FOODS, INC.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles  of  Consolidation: The consolidated financial statements include
the  accounts  of  Tyson Foods, Inc. and its subsidiaries.   All significant
intercompany accounts and transactions have been eliminated.

Description of Business: The Company is a fully integrated producer, processor and marketer of poultry-based food products as well as a significant producer and marketer of other center-of-the-plate and convenience food items. The Company's food products are sold in the domestic foodservice, retail and wholesale club markets as well as internationally.

Fiscal Year: The Company utilizes a 52 or 53 week accounting period which ends on the Saturday closest to September 30.

Cash and Cash Equivalents: Cash equivalents consist of investments in short-term, highly liquid securities having original maturities of three months or less made as part of the Company's cash management activity. The carrying values of these assets approximate their fair values. As a result of the Company's cash management system, checks issued but not presented to the banks for payment may create negative cash balances. Checks outstanding in excess of related cash balances totaling approximately $131.2 million at September 28, 1996, and $129.9 million at September 30, 1995, are included in trade accounts payable, accrued salaries and wages and other current liabilities.

Inventories: Inventories, valued at the lower of cost (first-in, first-out)
or market, consist of the following:                          (IN MILLIONS)
---------------------------------------------------------------------------
                                                  1996             1995
---------------------------------------------------------------------------
Dressed and further-processed products        $  481.1            $417.6
Live poultry and hogs                            362.2             321.0
Seafood related products                          51.4              75.1
Hatchery eggs and feed                            63.8              58.6
Supplies                                          68.9              77.1
---------------------------------------------------------------------------
                                              $1,027.4            $949.4
---------------------------------------------------------------------------

Property, Plant and Equipment and Depreciation: Depreciation is provided primarily by the straight-line method using estimated lives for buildings and leasehold improvements of 10 to 39 years; machinery and equipment of 3 to 12 years; vessels of 16 to 30 years; and other of 3 to 20 years.

The Company capitalized interest costs of $3.8 million in 1996, $3.1 million in 1995 and $2 million in 1994 as part of the cost of major asset construction projects. Approximately $121.8 million will be required to complete construction projects in progress at September 28, 1996.

                                  70 (36)

The major categories of property, plant and equipment and
accumulated depreciation, at cost are as follows:               (IN MILLIONS)
----------------------------------------------------------------------------
                                                     1996          1995
----------------------------------------------------------------------------
Land                                             $   51.9      $   56.7
Buildings and leasehold improvements                847.1         866.4
Machinery and equipment                           1,764.6       1,725.9
Vessels                                             111.3         110.0
Land improvements and other                          89.6          86.9
Buildings and equipment under construction          113.6         200.7
----------------------------------------------------------------------------
                                                  2,978.1       3,046.6
Less accumulated depreciation                     1,108.9       1,033.1
----------------------------------------------------------------------------
                                                 $1,869.2      $2,013.5
----------------------------------------------------------------------------

Excess of Investments Over Net Assets Acquired: Costs in excess of net assets of businesses purchased are amortized on a straight-line basis over periods ranging from 15 to 40 years. The carrying value of excess of investments over net assets acquired is reviewed at each balance sheet date to determine if facts and circumstances suggest that it may be impaired. If this review indicates that the excess of investments over net assets acquired may not be recoverable, an estimate of the undiscounted cash flows of the entity acquired is prepared and the Company's carrying value of excess of investments over net assets acquired will be reduced by the estimated shortfall of cash flows. At September 28, 1996 and September 30, 1995, the accumulated amortization of excess of investments over net assets acquired was $142.6 million and $128.9 million, respectively.

Capital Stock: Holders of Class B Common Stock (Class B stock) may convert such stock into Class A Common Stock (Class A stock) on a
share-for-share basis.   Holders of Class B stock are entitled to ten votes
per share while holders of Class A stock are entitled to one vote per share on matters submitted to shareholders for approval. Cash dividends cannot be paid to holders of Class B stock unless they are simultaneously paid to holders of Class A stock, and the per share amount of the cash dividend paid to holders of Class B stock cannot exceed 90% of the cash dividend simultaneously paid to holders of Class A stock.

During 1994, the Company initiated an open market stock repurchase program which authorized the purchase of up to 15 million shares of the Company's Class A stock. The Company intends to utilize shares repurchased to fund employee benefit plans and increase treasury stock. No timetable has been set for completion of the repurchase program. Through September 28, 1996, the Company had purchased approximately 3.7 million shares under this repurchase program.

Foreign Currency Translation: All foreign affiliates have a foreign functional currency. Assets and liabilities of the Company's foreign affiliates are translated at current exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported as a component of shareholders' equity.

                                    71 (37)

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

Advertising and Promotion Expenses: Advertising and promotion expenses are charged to operations in the period incurred. Advertising and promotion expenses for 1996, 1995 and 1994 were $228.0 million, $193.3 million and $183.6 million, respectively.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Change in Accounting Principle: Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). Under the provisions of SFAS No. 121, impairment losses are recognized when information indicates the carrying amount of long-lived assets, identifiable intangibles and goodwill related to those assets will not be recovered through future operations or sale. Impairment losses for assets to be held or used in operations are based on the excess of the carrying amount of the asset over the asset's fair value. Assets held for sale, except for discontinued operations, are carried at the lower of carrying amount, or fair value less cost to sell. The effect of adopting SFAS No. 121 was not material.

Stock-Based Compensation: In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under the provisions of SFAS No. 123, companies can elect to account for stock-based compensation plans using a fair value based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 requires that companies electing to continue using the intrinsic value method must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. SFAS No. 123 will be effective for the Company's year ending September 1997.
The Company currently accounts for its stock-based compensation plans and intends to continue to account for stock-based compensation using the intrinsic value method, and accordingly, this pronouncement will not have an effect on the Company's financial position or results of operations.

NOTE 2: ASSETS HELD FOR SALE

On April 24, 1996, the Company announced its intention to sell its beef and pork further-processing operations in its effort to return to its core business. The beef further-processing operations include plants located in Harlingen, Texas; Garland, Texas; Sioux Center, Iowa and Orange City, Iowa.

                                   72 (38)

The pork further-processing operations consist of one plant located in Holland, Michigan. On October 17, 1996, the Company signed a definitive purchase agreement to sell the beef further-processing plants. Additionally, the Company anticipates that the pork further-processing plant will be sold in 1997. Accordingly, the assets of these operations have been classified as a current asset at September 28, 1996. The net proceeds from the disposition are expected to exceed the current carrying value. The Company intends to use net proceeds from the sale of these operations primarily to fund capital expenditures and reduce debt. The assets of these operations total $155.5 million and consist of inventories, net property, plant and equipment and excess of investment over net assets acquired.

NOTE 3: ACQUISITIONS AND WRITE-DOWN OF ASSETS

On January 19, 1995, the Company acquired the Star of Kodiak, a fish processing facility in Kodiak, Alaska. On June 26, 1995, the Company acquired Multifoods Seafood, Inc. and JAC Creative Foods, Inc., with combined annual sales of $65 million. On September 1, 1995, the Company acquired the U.S. broiler division of Cargill, Incorporated with operations in Georgia and Florida and had 1994 sales of approximately $268 million. On September 5, 1995, the Company acquired all of the outstanding stock of McCarty Farms, Inc., an integrated poultry company with all of its operations in Mississippi and 1994 sales of approximately $320 million. The total cost of all of these acquisitions was approximately $368.7 million including cash paid and assets exchanged.

These transactions have been accounted for as purchases, and the results of operations for these acquisitions have been included in the Company's consolidated results of operations since the acquisition dates. Pro forma operating results are not presented as they would not differ materially from actual results for 1995 and 1994.

Government   restrictions  on  fishing,  intense  industry  competition and fluctuations in market prices continued to adversely affect Arctic Alaska Fisheries Corporation (Arctic). Based on Arctic's continued performance below pre-acquisition expectations, the Company made an impairment evaluation and determined that Arctic's balance of excess of investments over net assets acquired would not be recovered.

The methodology used to assess the recoverability of Arctic's excess of investments over net assets acquired involved projecting aggregate cash flows. The Company's projection assumed that Arctic's sales volumes and prices would be comparable to the results for 1994. Due to government restrictions on fishing and the addition into the fishing waters of the North Pacific of new higher production capacity vessels by competitors, the Company did not assume any increases in volume for the projected cash flows. The aggregate undiscounted value of these projected cash flows were sufficient only to recover a portion of the carrying value of the tangible net assets of Arctic and would not provide any recovery of the $191 million of excess of investments over net assets acquired related to Arctic. Additionally, the Company's projection indicated that approximately $23 million of Arctic's long-lived assets were impaired. The Company believes that its projection, based on historic trends and market conditions, was its best estimate of Arctic's future performance, although there can be no assurances that such estimates will be indicative of future results, which ultimately may be less than or greater than these estimates.


                                  73 (39)

NOTE 4: FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

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

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company's cash equivalents are in high quality securities placed with major banks and financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require  collateral.  At  September  28,  1996,  the  Company  did  not have
significant   credit  risk  concentrations.  No  single  group  or customer represents greater than 10% of total accounts receivable.

NOTE 5: CONTINGENCIES AND COMMITMENTS

The Company is involved in various lawsuits and claims made by third parties on an ongoing basis as a result of its day-to-day operations.

The Company leases certain farms and other properties and equipment for which the total rentals thereon approximated $35.7 million in 1996, $37.9 million in 1995 and $29.6 million in 1994. Most farm leases are for a three year term and are renewable for a total of nine additional years. The most significant obligations assumed under the terms of the leases are the upkeep of the facilities and payments of insurance and property taxes.

Minimum lease commitments under noncancelable leases at September 28, 1996 total $87.3 million composed of $30.2 million for 1997, $22.3 million for 1998, $13.2 million for 1999, $9.2 million for 2000, $5.2 million for 2001 and $7.2 million for later years.

The Company assists certain of its swine and poultry growers in obtaining financing for growout facilities by providing the growers with extended growout contracts and conditional operation of the facilities should a grower default under their growout or loan agreement.













                                  74 (39)

NOTE 6: LONG-TERM DEBT

Long-term debt consists of the following:
                                                            (IN MILLIONS)
-------------------------------------------------------------------------------
                                            Maturity         1996         1995
-------------------------------------------------------------------------------
Commercial paper
  (5.5% effective rate at 9/28/96)               2001       $835.0       $955.3
Debt securities:
    6.75%  notes                                 2005        149.1        148.8
    6.625% notes                                 2005        149.3
    6.39-6.41%  notes                            2000         50.1
Institutional notes:
   10.33% notes                             1996-1999        101.2        135.0
   10.61% notes                             1999-2001        125.0        125.0
   10.75% notes                                  1996                      13.0
   10.84% notes                             2002-2006         50.0         50.0
   11.375% notes                            1996-2000         21.4         25.7
Revolving credit facility
   (5.5% effective rate at 9/28/96)              2001        165.0         44.7
Leveraged equipment loans                   2005-2007        127.1         38.9
   (rates ranging from 4.9% to 6.0%)
Bank loans                                                                 35.0
Other                                         various         33.2         49.1
-------------------------------------------------------------------------------
                                                          $1,806.4     $1,620.5
-------------------------------------------------------------------------------

The Company has unsecured revolving credit agreements totaling $1.5 billion which support the Company's commercial paper program. The $1 billion facility expires in May 2001. At September 28, 1996, $1 billion was outstanding under this facility consisting of $835 million in commercial paper and $165 million drawn under the revolver. The $500 million facility expires in May 1997. At September 28, 1996, the Company had $435.5 million available under this revolving credit facility.

At September 28, 1996, the Company had outstanding letters of credit totaling
approximately   $41   million  issued  primarily  in  support   of workers'
compensation insurance programs, industrial revenue bonds and the leveraged equipment loans.

Under the terms of the leveraged equipment loans, the Company had restricted cash totaling approximately $28 million which is included in Investments and Other Assets at September 28, 1996. Under these leveraged loan agreements, the Company entered into interest rate swap agreements to effectively lock in a fixed interest rate for these borrowings. At September 28, 1996, the notional amounts of these swap agreements totaled approximately
$113.7 million.






                                  75 (40)

Annual maturities of long-term debt for the five years subsequent to September 28, 1996 are: 1997-$129.2 million; 1998-$91.0 million; 1999-$71.3 million; 2000-$72.6 million and 2001-$1,121.5 million.

The revolving credit agreements and notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and fixed charges and a maximum total debt-to-capitalization ratio. The Company is in compliance with these covenants.

The fair value of long-term debt, at September 28, 1996, based upon quoted market prices for the same or similar issues or on the Company's incremental borrowing rate for debt of the same remaining maturities, was approximately $1.9 billion.

The weighted average interest rate on all outstanding short-term borrowings was 5.0% at September 28, 1996 and 6.7% at September 30, 1995.

NOTE 7: INCOME TAXES

The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
No.  109).   SFAS  No. 109  requires that the liability  method  be  used to account for deferred income taxes. The liability method provides that deferred tax liabilities are recorded at current tax rates based on the difference between the tax basis of assets and liabilities and their carrying
amounts   for   financial  reporting  purposes  referred  to   as temporary
differences. The effect of adoption of SFAS No. 109 at the beginning of 1994 did not affect the Company's financial position or results of operations.

Detail of the provision for income taxes consists of:
                                                               (IN MILLIONS)
----------------------------------------------------------------------------
                                       1996          1995          1994
----------------------------------------------------------------------------
Federal                               $49.9        $117.2        $107.4
State                                  (0.9)         13.8          13.3
----------------------------------------------------------------------------
                                      $49.0       $131.0        $120.7
----------------------------------------------------------------------------
Current                               $33.1        $120.1        $123.1
Deferred                               15.9          10.9          (2.4)
----------------------------------------------------------------------------
                                      $49.0        $131.0        $120.7
----------------------------------------------------------------------------










                                    76 (41)

The reasons for the difference between the effective income tax rate and the statutory U.S. federal income tax rate are as follows:

---------------------------------------------------------------------------
                                               1996      1995      1994
---------------------------------------------------------------------------
U.S. federal income tax rate                    35.0%    35.0%      35.0%
Write-down of excess of investments over
  net assets acquired                                               62.6
Amortization of excess of investments
   over net assets acquired                      5.9      2.1        2.8
State income taxes (benefit)                    (0.4)     2.6        2.8
Other differences, net                          (3.5)    (1.6)      (1.4)
---------------------------------------------------------------------------
                                                37.0%    38.1%     101.8%
---------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities as of September 28, 1996 and September 30, 1995 are as follows:

                                                             (IN MILLIONS)
----------------------------------------------------------------------------
                                                          1996         1995
----------------------------------------------------------------------------
Basis difference in property, plant and equipment        $268.1      $255.7
Suspended taxes from conversion to accrual method         150.2       150.2
Other                                                      77.3        73.8
----------------------------------------------------------------------------
                                                         $495.6      $479.7
----------------------------------------------------------------------------

The Omnibus Budget Reconciliation Act of 1987 required family-owned farming businesses to use the accrual method of accounting for tax purposes. Internal Revenue Code Section 447(i) provides that if any family corporation is required to change its method of accounting for any taxable year, such corporation shall establish a suspense account in lieu of taking the adjustments into taxable income. The suspense account, which represents the initial catch-up adjustment to change from the cash to accrual method of accounting, is not currently includable in the Company's taxable income and any related income taxes are deferred. However, the deferred amount will be included in taxable income if the business ceases to be family-owned or if gross receipts from farming activities in future years drop below certain 1987 levels. A corporation is family-owned when at least 50 percent of the total combined voting power of all classes of stock of the corporation are owned by members of the same family. Both of the deferral conditions relative to ownership and gross receipts continue to be met by the Company. The Company also believes that these conditions will continue to be met for the foreseeable future.


                                  77 (42)

NOTE 8: RESTRICTED STOCK AND STOCK OPTIONS

In 1994, the Company awarded 130,000 restricted shares of Class A stock to employees. The restrictions expire over periods ranging from ten to twenty-six years. The unamortized portion is classified on the consolidated balance sheet as deferred compensation in shareholders' equity. In 1989, the Company issued 615,912 restricted shares of Class A stock to employees which are no longer restricted as to transferability. In 1994, restrictions were removed from 73,119 shares and the related unamortized deferred compensation was expensed.

The Company has qualified (6 million shares authorized) and nonqualified (1.5 million shares authorized) stock option plans, both of which provide for the granting of options for shares of Class A stock at a price not less than the fair market value at the date of grant. The options generally become exercisable ratably over five to eight years from the date of grant and must be exercised within ten years of the grant date. Activity for the plans for 1996, 1995 and 1994 was as follows:

---------------------------------------------------------------
                                  Shares Under   Option Price
                                     Option        Per Share
---------------------------------------------------------------
Outstanding, October 2, 1993       3,533,029      6.92-21.63
Exercised                           (599,804)     6.92-11.94
Canceled                            (156,073)     6.93-21.63
Granted                              790,400           21.50
---------------------------------------------------------------
Outstanding, October 1, 1994       3,567,552      7.19-21.63
Exercised                           (963,510)     7.19-11.94
Canceled                            (156,445)     7.25-21.63
Granted                              297,850           21.75
---------------------------------------------------------------
Outstanding, September 30, 1995    2,745,447       7.24-21.75
Exercised                           (213,690)      7.25-21.75
Canceled                            (306,100)     11.94-22.75
Granted                            1,419,850      21.88-22.75
---------------------------------------------------------------
Outstanding, September 28, 1996    3,645,507      $7.24-22.75
Exercisable, September 28, 1996      295,077
---------------------------------------------------------------

The remainder of the options are exercisable ratably through March, 2006.

NOTE 9: TRANSACTIONS WITH RELATED PARTIES

The Company has operating leases for farms, equipment and other facilities with the Senior Chairman of the Board of Directors of the Company and certain members of his family, as well as a trust controlled by him, for rentals of $7.0 million in 1996, $7.0 million in 1995 and $6.8 million in 1994. Other facilities, including a cold storage distribution facility, are also leased from the Company's profit sharing plan and other officers and directors for rentals totaling $6.6 million in 1996, $7.1 million in 1995 and $6.7 million in 1994.


                                    78 (42)

Certain officers and directors are engaged in poultry and swine growout operations with the Company whereby these individuals purchase animals, feed, housing and other items to raise the animals to market weight. The total value of these transactions amounted to $11.7 million in 1996, $11.2 million in 1995 and $11.4 million in 1994.

NOTE 10: BENEFIT PLANS

The Company has defined contribution retirement and incentive benefit programs for various groups of Company personnel. Company discretionary contributions, which are determined by the Board of Directors, totaled $24.0
million,   $25.1  million  and  $21.7  million  for  1996,  1995  and 1994, respectively.

NOTE 11: SUPPLEMENTAL INFORMATION

Supplemental cash flow information and noncash investing and financing activities are as follows:

                                                            (IN MILLIONS)
----------------------------------------------------------------------------
                                         1996           1995        1994
----------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
    Cash paid during the period for:
      Interest                          $114.1         $115.0      $ 89.9
      Income Taxes                      $ 40.5         $124.4      $123.2
----------------------------------------------------------------------------
SUPPLEMENTAL NONCASH INVESTING AND
  FINANCING ACTIVITIES
    Acquisitions:
      Fair value of assets acquired                                $124.0
      Liabilities assumed                                          (109.2)
      Fair value of assets exchanged                   $ 18.6      $(14.8)
____________________________________________________________________________

SUPPLEMENTAL SALES INFORMATION: The Company sells certain of its products in foreign markets, primarily Russia, Japan, Hong Kong/China and Singapore as well as Canada, Mexico, certain Middle Eastern countries and countries in the Caribbean. The Company's export sales for 1996, 1995 and 1994 totaled
$790.9   million,   $606.1   million  and   $472.7   million, respectively.
Substantially all of the Company's export sales are transacted through unaffiliated brokers, marketing associations and foreign sales staffs. Foreign sales were less than 10% of total consolidated sales for 1996, 1995 and 1994, respectively.











                                    79 (43)

NOTE 12: QUARTERLY FINANCIAL DATA (UNAUDITED)

                                        (IN MILLIONS EXCEPT PER SHARE DATA)
----------------------------------------------------------------------------
                                                                  Earnings
                                         Gross         Net           Per
Quarter Ended              Sales         Margin       Income       Share
----------------------------------------------------------------------------
12-30-95                 $1,546.8      $  267.1      $ 43.3       $ .30
03-30-96                 $1,587.7      $  229.3      $ 14.4       $ .10
06-29-96                 $1,628.2      $  229.3      $ 14.6       $ .10
09-28-96                 $1,691.1      $  222.4      $ 14.6       $ .10
----------------------------------------------------------------------------
Fiscal 1996              $6,453.8      $  948.1      $ 86.9       $ .60
============================================================================
12-31-94                 $1,326.3      $  268.9      $ 52.2       $ .36
04-01-95                  1,343.1         270.1        50.5         .35
07-01-95                  1,362.3         267.8        57.7         .40
09-30-95                  1,479.5         281.3        58.8         .40
----------------------------------------------------------------------------
Fiscal 1995              $5,511.2      $1,088.1      $219.2       $1.51
============================================================================
































                                    80 (44)

REPORT OF MANAGEMENT
TYSON FOODS, INC.

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


/s/Leland Tollett
-----------------
Leland Tollett
Chairman of the Board and
 Chief Executive Officer


/s/Wayne Britt
--------------
Wayne Britt
Executive Vice President and
 Chief Financial Officer


November 15, 1996







                                     81 (45)

REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS
TYSON FOODS, INC.

We have audited the accompanying consolidated balance sheets of Tyson Foods, Inc. as of September 28, 1996 and September 30, 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tyson Foods, Inc. at September 28, 1996 and September 30, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 28, 1996, in conformity with generally accepted accounting principles.



Little Rock, Arkansas                              /s/Ernst & Young LLP
November 15, 1996                                  --------------------
                                                      Ernst & Young LLP




















                                  82 (46)

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS
--------------------------------------------------------------------------------------------------------------
Neely Cassady             Shelby D. Massey            Barbara Tyson           Fred S. Vorsanger
Private Investor and      Private Investor            Vice President,         Vice President (Emeritus)
Arkansas State Senator                                Tyson Foods, Inc.       University of Arkansas
                           Joe F. Starr                                        and Private Investor
Lloyd V. Hackley          Private Investor            Don Tyson
President,                                            Senior Chairman           Donald E. Wray
North Carolina                                        of the Board,             President and
Community College System  Leland E. Tollett           Tyson Foods, Inc.      Chief Operating Officer,
                          Chairman of the Board and                           Tyson Foods, Inc.
                          Chief Executive Officer,    John H. Tyson
Gerald Johnston           Tyson Foods, Inc.           President,
Private Investor                                      Beef and Pork Division,
                                                      Tyson Foods, Inc.

CORPORATE AND OPERATIONAL OFFICERS
--------------------------------------------------------------------------------------------------------------
Wayne Britt               Steven Hankins              Greg Lee                            John H. Tyson
Executive Vice President, Senior Vice President,      Executive Vice                       President,
Finance                   Financial Planning          Sales, Marketing and              Beef and Pork Division
                          and Shared Services         Technical Services
Roy Brown                                                                                David L. Van Bebber
Senior Vice President,    William P. Jaycox           David S. Purtle                     Assistant Secretary
Seafood Division          Senior Vice President,      Executive Vice
                          Human Resources             Operations,Transportation
Gerard Dowd                                           and Warehousing                     William Whitfield
Senior Vice President,    William Kuckuck                                               Vice President,
Foodservice Sales and     Senior Vice President,      Mary Rush                         Business Development
Marketing                 International Sales,        Secretary and Director of            and Analysis
                          Marketing and Operations    Investor Relations
James G. Ennis                                                                            Donald E. Wray
Vice President,           Dennis Leatherby            Leland E. Tollett                  President and
Controller and            Treasurer                   Chairman of the Board and     Chief Operating Officer
Chief Accounting Officer                              Chief Executive Officer












                                  83 (47)

CORPORATE INFORMATION
TYSON FOODS, INC.


Price of Company's Common Stock (Nasdaq stock market)
___________________________________________________________________________________
                               Fiscal Year 1996          Fiscal Year 1995
___________________________________________________________________________________
                               High         Low          High        Low
___________________________________________________________________________________
First Quarter                27 1/8        22 3/4       24 1/8      20 7/8
-----------------------------------------------------------------------------------
Second Quarter               26 5/8        20 3/4         25        20 3/4
-----------------------------------------------------------------------------------
Third Quarter                27 5/8        21 7/8       24 7/8      21 3/4
-----------------------------------------------------------------------------------
Fourth Quarter               27 7/8        23 3/4       27 1/4      22 3/4
-----------------------------------------------------------------------------------

 DIRECTSERVICE
 SHAREHOLDER INVESTMENT PROGRAM           MULTIPLE DIVIDEND CHECKS AND
Tyson Foods has authorized First Chicago  DUPLICATE MAILINGS
Trust Company to implement its program    If your Tyson Foods stock is
for dividend reinvestment and direct      registered in similar but different
purchase of shares for current as well as names, e.g. Jane A. Doe & J.A. Doe,
new investors of Tyson Class "A" Common   we are required to create separate
Stock. This program provides alternatives accounts and mail dividend checks and
to traditional retail brokerage methods   proxy materials separately even if
of purchasing, holding and selling        the mailing addresses are the same.
Tyson stock. All inquiries concerning     To consolidate accounts, please
this program should be directed to:       contact First Chicago Trust Company.

   DirectSERVICE Program                  LOST OR STOLEN STOCK CERTIFICATES
   for Shareholders of Tyson Foods, Inc.  OR LEGAL TRANSFERS
    c/o First Chicago Trust Company       If your stock certificates are lost,
   P.O. Box 2598                          stolen, or in some way destroyed, or
   Jersey City, NJ 07303-2598             if you wish to transfer registration,
                                          please notify First Chicago Trust
CHANGE OF ADDRESS                         Company in writing. Please include the
If your Tyson Foods stock is registered   exact name(s) and Social Security or
in your own name(s), please send change   tax identification number(s) in which
of address information to First Chicago   the stock is registered and, if
Trust Company.                            possible, the numbers and issue dates
                                          of the certificates.








                                      84 (48)

CORPORATE INFORMATION

CORPORATE DATA                            INDEPENDENT AUDITORS
Tyson Foods, Inc. is the world's largest  Ernst & Young LLP
fully integrated producer, processor and  425 West Capitol, Suite 3600
marketer of poultry-based food products   Little Rock, Arkansas 72201
as well as a significant producer and
marketer of other center-of-the-plate     TRANSFER AGENT & DIVIDEND
and convenience food items.                   DISBURSING AGENT
                                          First Chicago Trust Company
STOCK EXCHANGE LISTINGS                     of New York
The common stock of the Company is traded P.O. Box 2506
on the Nasdaq stock market's National     Jersey City, New Jersey 07303- 2506
Market under the symbol "TYSNA."
                                          INVESTOR RELATIONS
CORPORATE HEADQUARTERS                    Financial analysts and others
2210 West Oaklawn Drive                   seeking investor-related
Springdale, Arkansas 72762-6999           information should contact:
Telephone (501) 290-4000                  Director of Investor Relations
Fax (501) 290-4061                        Tyson Foods, Inc.
                                          P.O. Box 2020
AVAILABILITY OF FORM 10-K                 Springdale, Arkansas 72765-2020
A copy of the Company's Form 10-K         Telephone (501) 290-4351
Report, as filed with the Securities and
Exchange Commission for 1996, may be      NEWS AND PRESS RELEASES
obtained by Tyson shareholders by         Press Releases and other
writing to:                               information concerning Tyson Foods
Corporate Secretary                       can be delivered direct via
Tyson Foods, Inc.                         fax by calling PR Newswire
P.O. Box 2020                             at (800) 758-5804, ext. 113769.
Springdale, Arkansas 72765-2020
                                          TYSON ON THE INTERNET
ANNUAL MEETING                            Shareholders and others can access
The Annual Meeting of Shareholders will   various information about Tyson
be held at 10 a.m., January 10, 1997, at  Foods via the Internet. Tyson
the Walton Arts Center, Fayetteville,     Foods' Internet address is
Arkansas. Shareholders who cannot attend  http://www.tyson.com/
the meeting are urged to exercise their
right to vote by proxy.                   LEGAL NOTICE
                                          The term "Tyson" and such terms as
GENERAL COUNSEL                           "the Company","our","we" and "us"
James B. Blair, Esquire                   may refer to Tyson Foods, Inc., to
3422 North College, Suite 3               one or more of its consolidated
Fayetteville, Arkansas 72703              subsidiaries or to all of them
                                          taken as a whole. These terms are
                                          used for convenience only and are
                                          not intended as a precise
                                          description of any of the separate
                                          companies, each of which manages
                                          its own affairs.








                                   85 (49)