Form 10-K405, Exhibit 13
period 1997-09-27
TYSON FOODS INC
filed 1997-12-10
CIK 100493

                      TYSON FOODS, INC. 1997 FINANCIALS

          Eleven-Year Financial Summary                      27
          Management's Discussion and Analysis               28
          Consolidated Statements of Income                  32
          Consolidated Balance Sheets                        33
          Consolidated Statements of Shareholders' Equity    34
          Consolidated Statements of Cash Flows              35
          Notes to Consolidated Financial Statements         36
          Report of Management                               46
          Report of Independent Auditors                     46
          Directors and Officers                             47
          Corporate Information                              48



  This report contains forward-looking statements and reflects management's current views and estimates of economic circumstances, industry conditions, company performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties which would cause the
Company's actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements. A description of certain factors which have affected or may affect operating results may be found in the Company's Annual Report on Form 10-K for the fiscal year ended September 27, 1997, as filed with the Securities and Exchange Commission, and in subsequent quarterly reports filed by the Company.

                        ELEVEN-YEAR FINANCIAL SUMMARY
                              TYSON FOODS,INC.
                      In millions except per share data

------------------------------------------------------------------------------------------
                                             1997         1996        1995         1994
------------------------------------------------------------------------------------------
Sales                                      $6,355.7    $6,453.8    $5,511.2     $5,110.3
Cost of Sales                               5,318.0     5,505.7     4,423.1      4,149.1
Gross Profit                                1,037.7       948.1     1,088.1        961.2
Operating Expenses                            637.8       678.5       616.4        766.0
Interest Expense                              110.4       132.9       114.9         86.1
Provision for Taxes                           143.9        49.0       131.0        120.7
Net Income (Loss)                          $  185.8    $   86.9    $  219.2     $   (2.1)
Earnings (Loss) Per Share                  $   0.85    $   0.40    $   1.01     $  (0.01)
Dividends Per Share:
   Class A                                    0.095       0.080       0.053        0.047
   Class B                                    0.086       0.072       0.044        0.039
--------------------------------------------------------------------------------------------
Capital Expenditures                          291.2       214.0       347.2        232.1
Depreciation and Amortization                 230.4       239.3       204.9        188.3
Total Assets                              $ 4,411.0    $4,544.1    $4,444.3     $3,668.0
Net Property, Plant and Equipment           1,924.8     1,869.2     2,013.5      1,610.0
Total Debt                                  1,690.1     1,975.1     1,984.7      1,455.1
Shareholders' Equity                        1,621.5     1,541.7     1,467.7      1,289.4
Shares Outstanding                            213.4       217.4       217.2        217.8
Average Shares Outstanding                    218.2       218.0       217.7        221.7
Book Value Per Share                      $    7.60    $   7.09    $   6.76     $   5.92
Total Debt to Capitalization                   51.0%       56.2%       57.5%        53.0%

--------------------------------------------------------------------------------------------
Return on Sales                                 2.9%        1.4%        4.0%         0.0%
Annual Sales Growth (Decline)                  (1.5)%      17.1%        7.9%         8.6%
Five-Year Compounded Annual Sales Growth        8.8%       10.5%        7.6%        15.0%
Gross Margin                                   16.3%       14.7%       19.7%        18.8%
Return on Beginning Assets                      4.1%        2.0%        6.0%        (0.1)%
Return on Beginning Shareholders' Equity       12.1%        5.9%       17.0%        (0.2)%

Five-Year Return on Beginning
  Shareholders' Equity                         10.1%       10.9%       13.8%        14.1%
Effective Tax Rate                             43.6%       37.0%       38.1%       101.8%
Stock Price High                              23.63       18.58        18.17        16.67
Stock Price Low                               17.75       13.83        13.83        12.50


-------------------------------------------------------------------------------------
   1993        1992         1991        1990         1989         1988        1987
-------------------------------------------------------------------------------------
 $4,707.4    $4,168.8    $3,922.1    $3,825.3     $2,538.2     $1,936.0    $1,786.0
  3,796.5     3,390.3     3,147.5     3,081.7      2,056.1      1,627.6     1,483.0
    910.9       778.5       774.6       743.6        482.1        308.4       303.0
    535.4       446.8       441.4       423.4        271.5        184.0       156.8
     72.8        76.9        95.5       128.6         45.0         19.5        22.9
    129.3       100.5        97.0        80.1         62.9         23.0        55.4
 $  180.3    $  160.5    $  145.5    $  120.0     $  100.6     $   81.4    $   67.8
 $   0.81    $   0.77    $   0.70    $   0.60     $   0.52     $   0.42    $   0.35

    0.027       0.027       0.020       0.013        0.013        0.013       0.012
    0.022       0.022       0.017       0.011        0.011        0.011       0.008
---------------------------------------------------------------------------------------
    225.3       108.0       213.6       163.8        128.9         86.3       132.9
    176.6       148.9       135.8       123.4         84.8         70.3        60.4
 $3,253.5    $2,617.7    $2,645.8    $2,501.1     $2,586.1     $  889.1    $  806.8
  1,435.3     1,142.2     1,162.0     1,071.1      1,020.8        430.0       415.9
  1,024.3       825.6       984.0     1,020.5      1,374.4        211.3       217.0
  1,360.7       980.2       822.5       663.0        447.7        341.4       269.5
    220.9       206.2       206.1       204.9        194.0        191.4       192.3
    222.5       207.6       207.1       199.3        194.6        192.0       192.1
 $   6.16    $   4.75    $   3.99    $   3.24     $   2.31     $   1.78    $   1.40
     42.9%       45.7%       54.5%       60.6%        75.4%        38.2%       44.6%

---------------------------------------------------------------------------------------
     3.8%        3.9%        3.7%        3.1%         4.0%         4.2%        3.8%
    12.9%        6.3%        2.5%       50.7%        31.1%         8.4%       18.8%
    19.5%       18.5%       21.1%       27.5%        27.6%        26.3%       26.2%
    19.4%       18.7%       19.8%       19.4%        19.0%        15.9%       17.0%
     6.9%        6.1%        5.8%        4.6%        11.3%        10.1%        8.9%
    18.4%       19.5%       22.0%       26.8%        29.5%        30.2%       33.3%
    21.7%       23.9%       26.8%       29.7%        31.8%        32.4%       32.2%
    41.8%       38.5%       40.0%       40.0%        38.5%        22.0%       45.0%
    18.08       15.08       15.58       11.79        8.63         7.25        7.79
    12.83       10.17        8.46        7.17        4.92         3.63        5.29

1. Significant business combinations accounted for as purchases: Holly Farms Corporation and Arctic Alaska Fisheries Corporation on July 19, 1989 and October 5, 1992, respectively. See Footnote 3 to the Consolidated Financial Statements for acquisitions during the three-year period ended September 27, 1997.
2. The results for 1994 include a $205 million after-tax charge, or $1.38 per share due to the writedown of certain long-lived assets of Arctic Alaska Fisheries Corporation.
3. The results for 1997 include a $41 million pre-tax gain ($4 million after-tax) from the sale of the beef division assets.
4. All shares and per share data have been restated for a three-for-two stock split in 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                              TYSON FOODS, INC.

RESULTS OF OPERATIONS

Sales for 1997 decreased 1.5% from sales for 1996. This decrease is largely attributable to the sale of the Company's beef division assets in the first quarter of 1997 and the discontinuance of consolidation of Trasgo, S.A. de C.V. (Trasgo) due to a change in voting stock ownership, which resulted in Tyson becoming a minority shareholder on April 1, 1996. Excluding sales related to these operations, total sales for 1997 increased 4.5% over comparable sales for 1996. Consumer poultry sales accounted for an increase of 4.1% of the total change in sales for 1997 as compared to 1996. This increase was mainly due to a 0.8% increase in average sales prices and a 4.2% increase in tonnage.

             [GRAPH]

        1997 Sources of Revenue

    Consumer Poultry               83%
    Mexican & Prepared Foods        5%
    Seafood                         4%
    Animal Foods, Live Swine        8%
       and Other

The Company has experienced intermittent sales disruptions and lower than expected prices for leg quarters and related dark meat products in its Russian markets. Although shipments to Russia are currently moving at acceptable levels, such lower prices, together with tariffs, custom regulations and other increased costs associated with these exports, have diminished net returns. The Company is unable to predict when such returns will improve. Further disruptions of shipments to, or the temporary loss of these markets could also result in inventory accumulations.

The Company recognizes that conducting business in or selling products into foreign countries, including Russia, entails inherent risks including various political, credit, inventory and currency risks. The Company, however, is continually monitoring its international business practices and, whenever possible, will attempt to minimize the Company's financial exposure to these risks.

Mexican Original products and prepared foods sales together accounted for a decrease of 0.1% of the total change in sales for 1997 as compared to 1996. This decrease was primarily due to a 2.1% decrease in tonnage partially offset by a 0.8% increase in average sales prices. Seafood sales accounted for a decrease of 0.5% of the change in total sales for 1997 as compared to 1996. This decrease was due to an 11.7% decrease in average sales prices, partially offset by a 0.5% increase in tonnage. The decrease in average sales prices is mainly due to a shift in product mix. The seafood operations continue to be affected by the availability of some species of fish as well as reduced pricing on some products and regulations which limit supply sources. Sales of live swine, animal foods, by-products and other as a group, accounted for an increase of 1.0% of the change in total sales for 1997 as compared to 1996.

Sales for 1996 increased 17.1% over sales for 1995. Consumer poultry sales accounted for an increase of 16.0% of the total change in sales for 1996 as compared to 1995. The increase in consumer poultry sales was primarily attributable to a 24.3% increase in tonnage, partially offset by a 2.5% decrease in average sales prices. The increase in tonnage and the decrease in average sales prices for consumer poultry are mainly due to the acquisitions in September 1995 of two poultry operations which changed the overall product mix toward lower priced products.

Beef and pork sales accounted for a decrease of 3.5% of the total change in sales for 1996 compared to 1995. The decrease in beef and pork sales was due to a 51.2% decrease in tonnage partially offset by a 27.6% increase in average sales prices. The decrease in tonnage is mainly due to the sale in the fourth quarter of 1995 of a swine slaughter facility. In addition, the sale of this swine slaughter facility eliminated lower priced fresh pork from the product mix which accounts for the significant increase in average sales prices.

Mexican Original products and prepared foods sales together accounted for a decrease of 0.3% of the total change in sales for 1996 as compared to 1995. This decrease was largely due to a 2.4% decrease in average sales prices as well as a change in product mix and a 1.5% decrease in tonnage. Seafood sales accounted for an increase of 0.9% of the change in total sales for 1996 due to a 23.5% increase in tonnage slightly offset by a 3.3% decrease in average sales prices. The increase in seafood tonnage is mainly due to acquisitions at the end of the third quarter of 1995. Sales of live swine, animal foods, by-products and other as a group accounted for 4.0% of the increase in total sales for 1996 compared to 1995.

Cost of goods sold for 1997 decreased 3.4% compared to 1996, which is largely attributable to the sale of the Company's beef division assets in the first quarter of 1997 and the discontinuance of consolidation of Trasgo. Excluding cost of sales related to these operations, total cost of sales for 1997 increased 2.5% over last year's comparable cost of sales. The cost of ingredients used in feed for poultry and swine and the ingredients used in Mexican Original operations during 1997 decreased in comparison with last fiscal year. However, these costs did not moderate as much as management anticipated. As a percent of sales, cost of sales was 83.7% for 1997 compared to 85.3% in 1996.

Cost of goods sold for 1996 increased 24.5% compared to 1995, mainly due to the increase in sales volume and a significant increase in the cost of grain used in the Company's operations. Increases in the cost of ingredients used in feed for poultry and swine and the ingredients used in the Mexican Original operations are estimated to have increased cost of sales by $445 million in 1996 compared to 1995. As a percent of sales, cost of sales increased to 85.3% in 1996 compared to 80.3% in 1995.

Operating expenses for 1997 decreased 5.7% from 1996. This decrease is mainly the result of the sale of the beef division assets in the first quarter of fiscal 1997, the discontinuance of consolidation of Trasgo and cost reductions. As a percent of sales, selling expense decreased to 8.1% in 1997 compared to 8.5% in 1996; general and administrative expense was 1.6% in 1997 and 1996; and amortization expense was 0.4% in 1997 and 1996.

                                         [GRAPH]

                               Expenses as a Percent of Sales

                                 1995       1996       1997

Selling                          8.7%       8.5%       8.1%
General and Administrative       2.0%       1.6%       1.6%


Operating expenses for 1996 increased 10.1% from 1995. As a percent of sales, selling expense decreased to 8.5% in 1996 compared to 8.7% in 1995 mainly due to increased sales volume; general and administrative expense was 1.6% in 1996 compared to 2.0% in 1995, due to a decrease in legal costs and cost reduction initiatives; and amortization expense was 0.4% in 1996 compared to 0.5% in 1995.

Interest expense decreased 16.9% in 1997 compared to 1996. As a percent of sales, interest expense was 1.7% in 1997 compared to 2.1% in 1996. The Company had a lower level of borrowing in 1997, which decreased the Company's average indebtedness by 12.8% over the same period last year due to paying down debt with funds generated from operations and proceeds from the sale of the beef division assets. The Company's short-term interest rates were slightly lower than the same period last year and the average interest rate on total debt for 1997 was 6.8% compared to 6.9% for 1996.

Interest expense increased 15.7% in 1996 compared to 1995. As a percent of sales, interest expense was 2.1% in 1996 and 1995. The Company had a higher level of borrowing, in 1996, which increased the Company's average indebtedness by 35.2% over 1995. The Company's short-term interest rates were approximately 5.1% lower in 1996 than 1995, which lowered the weighted average interest rate on total debt for 1996 was 6.9% compared to 7.7% for 1995.

Included in other income in 1997 is a $41.0 million pre-tax gain from the sale of the beef division assets.

The effective tax rate for 1997 was 43.6% compared to 37.0% in 1996. The 1997 effective tax rate was impacted by the taxes on the gain from the sale of the beef division assets. Certain costs were allocated to the beef division which are not deductible for tax purposes, resulting in a higher effective tax rate. The 1996 effective tax rate was impacted by reduced state income taxes and an adjustment to the liability for deferred income taxes to reflect the Company's current assessment of tax contingencies provided for in prior years.

Return on beginning assets for 1997 was 4.1% compared to 2.0% for 1996, with a five-year average of 3.6%. Return on beginning shareholders' equity for 1997 was 12.1% compared to 5.9% for 1996. The five-year return on beginning shareholders' equity was 10.1%.

              [GRAPH]

      Return on Beginning Assets

          1995     6.0%
          1996     2.0%
          1997     4.1%

ACQUISITIONS

On August 1, 1997, the Company acquired Mallard's Food Products, Inc. (Mallard's) for a combination of Company Class A common stock and cash. Mallard's, with annual sales of approximately $33 million, is the nation's third largest producer of refrigerated gourmet pasta and sauce products and has two processing plants located in Modesto, California.

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

These transactions have been accounted for as purchases, and the results of operations for these entities have been included in the Company's consolidated results of operations since the acquisition dates. These factors should be considered when making comparisons between years.

On September 4, 1997, the Company signed a definitive agreement to acquire all of the stock of Hudson Foods, Inc. The total purchase price will consist of 18.4 million shares of Class A common stock and cash of approximately $257 million. This acquisition is expected to be finalized in January 1998 and will be accounted for as a purchase.

LIQUIDITY AND CAPITAL RESOURCES

In 1997, net cash of $541.0 million was provided by operating activities, an increase of $367.7 million over 1996. The Company used cash from operations and proceeds from the sale of the beef division assets to pay down debt and to fund additions to property, plant and equipment. The expenditures for property, plant and equipment were related to acquiring new equipment, upgrading facilities in order to maintain competitive standing and position the Company for future opportunities. Additionally, the Company makes a continuing effort to increase efficiencies, reduce overall cost and meet or exceed environmental laws and regulations.

                 [GRAPH]

     Cash Provided by Operating Activities
            Dollars in Millions

            1995         $291.3
            1996         $173.3
            1997         $541.0

The Company's foreseeable cash needs for operations and capital expenditures will continue to be met through cash flows from operations and borrowings supported by existing credit facilities, as well as additional credit facilities which the Company believes are available.

At 1997 year end, working capital was $851.5 million compared to $1.1 billion at the end of 1996, a decrease of $273.0 million. The current ratio for 1997 was 2.18 to 1 compared to 2.64 to 1 for 1996. Working capital and the current ratio have decreased from 1996 primarily due to decreases in inventories and assets held for sale. Total assets have increased by $1.8 billion or 68.5% over the past five years inclusive of acquisitions. Additions, net of dispositions, to total property, plant and equipment for the last five years were $1.4 billion including acquisitions, an increase of 80.0% over the last five years. At 1997 year end, the Company had construction projects in progress that will require approximately $89.1 million to complete. Funding for these expenditures will be provided by cash from operations or additional borrowings.

Total debt at 1997 year end was $1.7 billion, a decrease of $285 million from the end of 1996. The Company has two unsecured revolving credit agreements totaling $1.25 billion which support the Company's commercial paper program. The $1 billion facility expires in May 2002. At September 27, 1997, $768.7 million was outstanding under the $1 billion facility consisting of $638.7 million of commercial paper and $130.0 million drawn under the revolver. The $250 million facility expires in May 1998. At September 27, 1997, all of the $250 million facility was available. Additional outstanding long-term debt at September 27, 1997, consisted of $348.5 million of public debt, $225.8 million of institutional notes, $166.5 million of leveraged equipment loans and $48.7 million of other indebtedness.

                  [GRAPH]

             Total Capitalization
             Dollars in Billions

             1995     1996     1997

Equity       1.5      1.5      1.6
Debt         2.0      2.0      1.7
             ---      ---      ---
Total        3.5      3.5      3.3

The revolving credit agreements and notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and a maximum total debt-to-capitalization ratio. The Company is in compliance with these covenants at year end.

The Company prefers maintaining a 50/50 fixed-to-floating debt ratio. Management believes that, over the long-term, variable-rate debt may provide more cost-effective financing than fixed-rate debt; however, the Company will issue fixed-rate debt if advantageous market opportunities arise.

In January 1997, the Company re-instituted its stock repurchase program which authorized the purchase of up to 17 million shares (on a post-split basis) of the Company's Class A common stock in open market or privately negotiated transactions. The Company intends to utilize shares repurchased to fund employee benefit plans and acquisitions. No timetable has been set for completion of the repurchase program. During 1997, the Company purchased approximately 5.2 million shares under this repurchase program, which included the purchase of 2.3 million shares from the Tyson Foods, Inc. Profit Sharing Plan and Trust on September 25, 1997.

Shareholders' equity increased 5.2% during 1997 and has grown at a compounded annual rate of 10.6% over the past five years, inclusive of $20.8 million for the purchase of Mallard's in 1997, a $213.9 million write-down of assets in 1994 and $205.2 million of Class A common stock issued in 1993.

On January 10, 1997, the Company's Board of Directors authorized a three-for-two stock split in the form of a stock dividend, effective February 15, 1997, for shareholders of record on February 1, 1997. Additionally, the Board of Directors increased the post-split quarterly dividend to $.025 per share for Class A common stock and $.0225 per share for Class B common stock, payable March 15, 1997, to holders of record on March 1, 1997.

ENVIRONMENTAL MATTERS

The Company has a strong financial commitment to clean water and has many environmentally responsible practices. Consequently, management believes that the Company has no incidence of environmental contamination or damages requiring material expenditures. During 1997, the Company invested approximately $34.6 million for capital outlays to build and upgrade facilities as well as for day-to-day operations for water quality.

                      CONSOLIDATED STATEMENTS OF INCOME
                              TYSON FOODS, INC.
                    THREE YEARS ENDED SEPTEMBER 27, 1997


(IN MILLIONS EXCEPT PER SHARE DATA)
-----------------------------------------------------------------------------
                                              1997        1996         1995
-----------------------------------------------------------------------------
Sales                                       $6,355.7    $6,453.8     $5,511.2
Cost of Sales                                5,318.0     5,505.7      4,423.1
-----------------------------------------------------------------------------
                                             1,037.7       948.1      1,088.1
-----------------------------------------------------------------------------
Operating Expenses:
  Selling                                      513.3       550.0        478.8
  General and administrative                    96.9       100.9        111.7
  Amortization                                  27.6        27.6         25.9
-----------------------------------------------------------------------------
                                               637.8       678.5        616.4
-----------------------------------------------------------------------------
Operating Income                               399.9       269.6        471.7

Other Expense (Income):
  Interest                                     110.4       132.9        114.9
  Foreign currency exchange                                  9.0         15.6
  Other                                        (40.2)       (4.9)        (2.4)
-----------------------------------------------------------------------------
                                                70.2       137.0        128.1
-----------------------------------------------------------------------------
Income Before Taxes on Income and
  Minority Interest                            329.7       132.6        343.6
Provision for Income Taxes                     143.9        49.0        131.0
Minority Interest in Net Loss of
  Consolidated Subsidiary                                    3.3          6.6
-----------------------------------------------------------------------------
Net Income                                  $  185.8     $  86.9     $  219.2
=============================================================================
Earnings  Per Share                            $0.85       $0.40        $1.01
Average Shares Outstanding                     218.2       218.0        217.7

=============================================================================
SEE ACCOMPANYING NOTES.

                        CONSOLIDATED BALANCE SHEETS
                              TYSON FOODS, INC.
SEPTEMBER 27, 1997 AND SEPTEMBER 28, 1996 (IN MILLIONS EXCEPT PER SHARE DATA)
ASSETS                                                               1997         1996
Current Assets:
  Cash and cash equivalents                                      $   23.6     $   36.6
  Accounts receivable                                               617.8        547.1
  Inventories                                                       886.1      1,027.4
  Assets held for sale                                                6.2        155.5
  Other current assets                                               38.8         43.7
--------------------------------------------------------------------------------------
Total Current Assets                                              1,572.5      1,810.3
Net Property, Plant and Equipment                                 1,924.8      1,869.2
Excess of Investments Over Net Assets Acquired                      731.1        731.5
Investments and Other Assets                                        182.6        133.1
--------------------------------------------------------------------------------------
Total Assets                                                     $4,411.0     $4,544.1
======================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Notes payable                                                  $   37.3     $   39.5
  Current portion of long-term debt                                  94.6        129.2
  Trade accounts payable                                            290.3        269.7
  Accrued salaries and wages                                         80.9         65.6
  Federal and state income taxes payable                             27.2         17.4
  Accrued interest payable                                           27.3         29.4
  Other current liabilities                                         163.4        135.0
--------------------------------------------------------------------------------------
Total Current Liabilities                                           721.0        685.8
Long-Term Debt                                                    1,558.2      1,806.4
Deferred Income Taxes                                               506.1        495.6
Other Liabilities                                                     4.2         14.6
Shareholders' Equity:
  Common stock ($.10 par value):
    Class A-authorized 900 million shares: Issued 119.5 million
     shares in 1997 and 79.7 million shares in 1996                  11.9          8.0
    Class B-authorized 900 million shares: Issued 102.7 million
     shares in 1997 and 68.5 million shares in 1996                  10.3          6.8
  Capital in excess of par value                                    379.1        375.4
  Retained earnings                                               1,390.8      1,232.4
  Currency translation adjustment                                    (2.5)        (2.8)
--------------------------------------------------------------------------------------
                                                                  1,789.6      1,619.8
  Less Class A treasury stock, at cost-
   8.8 million shares in 1997 and 3.2 million shares in 1996        165.6         75.4
  Less unamortized deferred compensation                              2.5          2.7
--------------------------------------------------------------------------------------
Total Shareholders' Equity                                        1,621.5      1,541.7
--------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                       $4,411.0     $4,544.1
======================================================================================
SEE ACCOMPANYING NOTES.

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                              TYSON FOODS, INC.
                    THREE YEARS ENDED SEPTEMBER 27, 1997
                     (IN MILLIONS EXCEPT PER SHARE DATA)
                                         1997                1996                 1995
                                    Shares   Amount    Shares     Amount    Shares     Amount
                                   -----------------------------------------------------------
CLASS A COMMON STOCK
Beginning Balance                     79.7       8.0    79.7        $8.0    79.7         $8.0
  Three-for-two stock split           39.8       3.9
                                   -----------------------------------------------------------
Ending Balance                       119.5      11.9    79.7        $8.0    79.7         $8.0
CLASS B COMMON STOCK
Beginning Balance                     68.5       6.8    68.5         6.8    68.5          6.8
  Three-for-two stock split           34.2       3.5
                                   -----------------------------------------------------------
Ending Balance                       102.7      10.3    68.5         6.8    68.5          6.8
CAPITAL IN EXCESS OF PAR VALUE
Beginning Balance                              375.4               377.9                391.4
  Exercise of Options                           (0.3)               (2.5)               (13.5)
  Acquisition                                    4.0
                                   -----------------------------------------------------------
Ending Balance                                 379.1               375.4                377.9
RETAINED EARNINGS
Beginning Balance                            1,232.4             1,162.3                953.8
  Net income                                   185.8                86.9                219.2
  Three-for-two stock split                     (7.4)
  Dividends Class A per share                  (20.0)              (16.8)               (10.7)
    (1997-$.095;1996-$.080;1995-$.053)
    Class B per share (1997-$.086;
    1996-$.072; 1995-$.044)
                                   -----------------------------------------------------------
Ending Balance                               1,390.8             1,232.4              1,162.3
CURRENCY TRANSLATION ADJUSTMENT
Beginning Balance                               (2.8)               (5.2)                 1.2
  Currency translation adjustment                0.3                 2.4                 (6.4)
                                   -----------------------------------------------------------
Ending Balance                                  (2.5)               (2.8)                (5.2)
CLASS A TREASURY STOCK
Beginning Balance                     3.2      (75.4)    3.4       (79.2)   2.9         (68.7)
  Purchases                           5.2     (109.6)    0.1        (1.3)   1.4         (32.0)
  Exercise of options                (0.2)       2.6    (0.3)        5.1   (0.9)         21.5
  Acquisition                        (1.0)      16.8
  Three-for-two stock split           1.6
                                   -----------------------------------------------------------
Ending Balance                        8.8     (165.6)    3.2       (75.4)   3.4         (79.2)
UNAMORTIZED DEFERRED COMPENSATION
Beginning Balance                               (2.7)               (2.9)                (3.1)
  Amortization of deferred                                           0.2                  0.2
    compensation                                 0.2
                                   -----------------------------------------------------------
Ending Balance                                  (2.5)               (2.7)                (2.9)
                                   -----------------------------------------------------------
Total Shareholders' Equity                  $1,621.5            $1,541.7             $1,467.7
                                   ===========================================================
SEE ACCOMPANYING NOTES
                                    49

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                              TYSON FOODS, INC.

THREE YEARS ENDED SEPTEMBER 27, 1997                            (IN MILLIONS)
----------------------------------------------------------------------------------------------
                                                                1997       1996        1995
----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                    $185.8      $86.9      $219.2
  Adjustments to reconcile net income
    to cash provided by operating activities:
      Depreciation                                               202.8      211.7       179.0
      Amortization                                                27.6       27.6        25.9
      Deferred income taxes                                       10.5       15.9        10.9
      Minority interest                                                      (3.3)       (6.6)
      Foreign currency exchange loss                                          9.0        15.6
      (Gain) Loss on dispositions of property and                (34.8)       2.2         3.6
        equipment
      Increase in accounts receivable                            (68.4)     (66.9)      (29.6)
      Decrease (increase) in inventories                         143.6     (126.7)     (140.5)
      Increase (decrease) in trade accounts payable               19.2       (4.7)       12.8
      Net change in other current assets and liabilities          54.7       21.6         1.0
----------------------------------------------------------------------------------------------
Cash Provided by Operating Activities                            541.0      173.3       291.3
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net cash paid for acquisitions                                  (4.3)                (350.1)
  Additions to property, plant and equipment                    (291.2)    (214.0)     (347.2)
  Proceeds from sale of property, plant and equipment            223.4       21.1        20.1
  Net change in other assets and liabilities                     (63.8)     (29.5)      (53.8)
----------------------------------------------------------------------------------------------
Cash Used for Investing Activities                              (135.9)    (222.4)     (731.0)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (decrease) increase in notes payable                        (2.2)     (55.7)       45.9
  Proceeds from long-term debt                                   131.4      475.6       628.1
  Repayments of long-term debt                                  (420.8)    (351.5)     (189.5)
  Purchase of treasury shares                                   (109.6)      (1.3)      (32.0)
  Other                                                          (17.2)     (15.0)       (1.1)
----------------------------------------------------------------------------------------------
Cash (Used for) Provided by Financing Activities                (418.4)      52.1       451.4
Effect of Exchange Rate Change on Cash                             0.3        0.5        (5.6)
----------------------------------------------------------------------------------------------
(Decrease) Increase in Cash                                      (13.0)       3.5         6.1
Cash and Cash Equivalents at Beginning of Year                    36.6       33.1        27.0
----------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                         $23.6      $36.6       $33.1
----------------------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              TYSON FOODS, INC.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation: The consolidated financial statements include the accounts of Tyson Foods, Inc., and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Description of Business: The Company is a fully integrated producer, processor and marketer of chicken and chicken-based food products as well as a producer and marketer of other center-of-the-plate and convenience food items. The Company's food products are sold in the domestic foodservice, retail and wholesale club markets as well as internationally.

Fiscal Year: The Company utilizes a 52 or 53 week accounting period which ends on the Saturday closest to September 30.

Cash and Cash Equivalents: Cash equivalents consist of investments in short-term, highly liquid securities having original maturities of three months or less, which are made as part of the Company's cash management activity. The carrying values of these assets approximate their fair market values. As a result of the Company's cash management system, checks issued, but not presented to the banks for payment, may create negative cash balances. Checks outstanding in excess of related cash balances totaling approximately $147.0 million at September 27, 1997, and $131.2 million at September 28, 1996, are included in trade accounts payable, accrued salaries and wages and other current liabilities.

Inventories: Live poultry consists of broilers and breeders. Breeders are stated at cost less amortization. Breeders costs are accumulated up to the production stage and amortized into broiler costs over the estimated production lives based on historical egg production. Live hogs consist of breeding stock and finishing hogs. The cost of live hogs is included in cost of sales when the hogs are sold. Broilers, live hogs, dressed and further-processed products, seafood-related products, hatchery eggs and feed and supplies are valued at the lower of cost (first-in, first-out) or market.

                                                            (IN MILLIONS)
---------------------------------------------------------------------------
                                                  1997             1996
---------------------------------------------------------------------------
Dressed and further-processed products        $  366.1         $  481.1
Live poultry and hogs                            353.4            362.2
Seafood related products                          39.5             51.4
Hatchery eggs and feed                            57.8             63.8
Supplies                                          69.3             68.9
---------------------------------------------------------------------------
                                              $  886.1         $1,027.4
===========================================================================

The Company is a purchaser of certain commodities, primarily corn and soybeans. The Company periodically uses commodity futures and purchased options for hedging purposes to reduce the effect of changing commodity prices on a portion of its commodity purchases. The contracts that effectively meet risk reduction and correlation criteria are recorded using hedge accounting. Gains or losses on hedged transactions are recorded as a component of the underlying inventory purchase.

Property, Plant and Equipment and Depreciation: Depreciation is provided primarily by the straight-line method using estimated lives for buildings and leasehold improvements of 10 to 39 years; machinery and equipment of 3 to 12 years; vessels of 16 to 30 years; and other of 3 to 20 years.

The Company capitalized interest costs of $3.4 million in 1997, $3.8 million in 1996 and $3.1 million in 1995 as part of the cost of major asset construction projects. Approximately $89.1 million will be required to complete construction projects in progress at September 27, 1997.

The major categories of property, plant and equipment and accumulated depreciation, at cost, are as follows:

                                                            (IN MILLIONS)
----------------------------------------------------------------------------
                                                    1997           1996
----------------------------------------------------------------------------
Land                                            $   47.7       $   51.9
Buildings and leasehold improvements               931.9          847.1
Machinery and equipment                          1,838.9        1,764.6
Vessels                                            101.7          111.3
Land improvements and other                         90.7           89.6
Buildings and equipment under construction         152.3          113.6
----------------------------------------------------------------------------
                                                 3,163.2        2,978.1
Less accumulated depreciation                    1,238.4        1,108.9
----------------------------------------------------------------------------
                                                $1,924.8       $1,869.2
============================================================================

Excess of Investments Over Net Assets Acquired: Costs in excess of net assets of businesses purchased are amortized on a straight-line basis over periods ranging from 15 to 40 years. The carrying value of excess of investments over net assets acquired is reviewed at each balance sheet date to determine if facts and circumstances suggest that it may be impaired. If this review indicates that the excess of investments over net assets acquired may not be recoverable, an estimate of the undiscounted cash flows of the entity acquired is prepared and the Company's carrying value of excess of investments over net assets acquired will be reduced by the estimated shortfall of cash flows. At September 27, 1997 and September 28, 1996, the accumulated amortization of excess of investments over net assets acquired was $165.8 million and $142.6 million, respectively.

Impairment  of  Long-Lived Assets and Long-Lived Assets to  be  Disposed  Of:
Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). Under the provisions of SFAS No. 121, impairment losses are recognized when information indicates the carrying amount of long-lived assets, including identifiable intangibles and goodwill related to those assets, will not be recovered through future operations or sale. Impairment losses for assets to be held or used in operations are based on the excess of the carrying amount of the asset over the asset's fair value. Assets held for sale, except for discontinued operations, are carried at the lower of carrying amount, or fair value less cost to sell. The effect of adopting SFAS No. 121 in 1996 was not material.

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

In January 1997, the Company re-instituted its stock repurchase program which authorizes the purchase of up to 17 million shares (on a post-split basis) of the Company's Class A stock in open market or privately negotiated transactions. The Company intends to utilize shares repurchased to fund employee benefit plans and acquisitions. No timetable has been set for completion of the repurchase program. During 1997, the Company purchased approximately 5.2 million shares under this repurchase program, which included the purchase of 2.3 million shares from the Tyson Foods, Inc. Profit Sharing Plan and Trust on September 25, 1997.

On January 10, 1997, the Company's Board of Directors authorized a three-for-two stock split in the form of a stock dividend, effective February 15, 1997, for shareholders of record on February 1, 1997. All references to number of shares, per share amounts and average shares outstanding in the Consolidated Statements of Income and Notes to Consolidated Financial Statements have been restated to reflect this split.

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

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128), which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements, primary earnings per share will be renamed basic earnings per share and will exclude the dilutive effect of stock options. The impact of adopting SFAS No. 128 will not change primary earnings per share materially as primary earnings per share for the year ended September 27, 1997, will increase to $0.86 and for the year ended September 28, 1996, will remain unchanged. The Company will also be required to disclose diluted earnings per share which will be reported as $0.85 and $0.40 for 1997 and 1996, respectively.

Income Taxes: The Company follows the liability method in accounting for deferred income taxes. The liability method provides that deferred tax liabilities are recorded at currently enacted tax rates based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences.

Advertising and Promotion Expenses: Advertising and promotion expenses are charged to operations in the period incurred. Advertising and promotion expenses for 1997, 1996 and 1995 were $233.2 million, $228.0 million and $193.3 million, respectively.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.


Comprehensive Income: In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No.
130). The provisions of SFAS No. 130 require companies to classify items of comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital in excess of par value in the consolidated financial statements. The Company's comprehensive income items are not material; accordingly, the effect of adopting this statement will not be material when it becomes effective for fiscal 1999.

Segment Reporting: In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). Under the provisions of SFAS No. 131, public business enterprises must report financial and descriptive information about its reportable segments. Management is currently studying and analyzing SFAS No. 131 as well as the Company's operations to determine all of the Company's reportable segments. Based upon current analysis, the Company believes consumer poultry will account for at least 75% of revenue and operating income. This statement will be effective for fiscal 1999.

NOTE 2: ASSETS HELD FOR SALE

During 1996, the Company announced its intention to sell its beef and pork further-processing operations in its effort to return to its core business. On November 25, 1996, the Company sold its beef further-processing operations, known as Gorges/Quik-to-Fix Foods, resulting in a pre-tax gain of

$41.0 million which has been recorded in other income in the Consolidated Statements of Income. The Company is still in the process of selling its pork further-processing plant in Holland, Michigan, and accordingly these assets have been classified as current assets in the Consolidated Balance Sheets. The operating results of this facility were not material to the Company in 1997. During 1997, the Company recorded an impairment loss of $11.2 million on the pork further-processing assets, which has been classified as an operating charge in the Consolidated Statements of Income. The Company expects to dispose of these assets in 1998.

NOTE 3: ACQUISITIONS

On August 1, 1997, the Company acquired Mallard's Food Products, Inc., (Mallard's) for a combination of 1.0 million shares of the Company's Class A stock valued at $20.8 million and cash of $4.0 million. Mallard's, with two plants in Modesto, California, has annual sales of approximately $33 million.

On January 19, 1995, the Company completed the purchase of the Star of Kodiak, a fish processing facility in Kodiak, Alaska. On June 26, 1995, the Company completed the purchase of Multifoods Seafood, Inc. and JAC Creative Foods, Inc., with combined annual sales of $65 million. On September 1, 1995, the Company acquired the U.S. broiler division of Cargill, Incorporated, with operations in Georgia and Florida and 1994 sales of approximately $268 million. On September 5, 1995, the Company acquired all of the outstanding stock of McCarty Farms, Inc., an integrated poultry company with all of its operations in Mississippi and 1994 sales of approximately $320 million. The total cost of all of these acquisitions was approximately $368.7 million, including cash paid and assets exchanged.

These transactions have been accounted for as purchases, and the results of operations for these acquisitions have been included in the Company's consolidated results of operations since the acquisition dates. Pro forma operating results are not presented as they would not differ materially from actual results for 1997, 1996 and 1995.

On September 4, 1997, the Company signed a definitive agreement to acquire all of the stock of Hudson Foods, Inc. The total purchase price will consist of 18.4 million shares of Class A common stock and cash of approximately $257 million. This acquisition is expected to be finalized in January 1998 and will be accounted for as a purchase.

NOTE 4: FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

The Company periodically enters into foreign exchange forward contracts and option contracts to hedge some of its foreign currency exposure. The Company uses such contracts, which generally have maturities not exceeding twelve months, to hedge exposure to changes in foreign currency exchange rates, primarily Japanese yen, associated with sales denominated in foreign currency. Gains and losses on these contracts are deferred and recognized as an adjustment to the subsequent transaction when it occurs. The Company also hedges exposure to changes in interest rates on certain of its financial instruments.

At September 27, 1997, and September 28, 1996, the stated or notional amounts of the Company's outstanding foreign currency and interest rate derivative financial instruments were as follows:

                                                         (In millions)
-----------------------------------------------------------------------------
                                                 1997              1996
-----------------------------------------------------------------------------
Interest rate swaps                            $147.7            $113.7
Foreign currency options                         42.5
Foreign forward exchange contracts                                  0.5
=============================================================================

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company's cash equivalents are in high quality securities placed with major banks and financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. One customer located in Russia accounts for approximately 11% of total accounts receivable. No other single group or customer represents greater than 10% of total accounts receivable.

NOTE 5: CONTINGENCIES AND COMMITMENTS

The Company is involved in various lawsuits and claims made by third parties on an ongoing basis as a result of its day-to-day operations. Although the outcome of such items cannot be determined with certainty, the Company's general counsel and management are of the opinion that the final outcome should not have a material effect on the Company's results of operations or financial position.

As previously announced on June 20, 1997, the Company was notified that it was a target of the Office of Independent Counsel's (OIC) investigation of former Secretary of Agriculture Alphonso Michael Espy. No charges have been filed against the Company related to this investigation. The Company and its legal counsel are unable to estimate the amount or likelihood of potential loss, if any, that may result from the OIC's investigation or any subsequent proceedings.

The Company leases certain farms and other properties and equipment for which the total rentals thereon approximated $34.0 million in 1997, $35.7 million in 1996 and $37.9 million in 1995. Most farm leases have terms ranging from one to ten years with various renewal periods. The most significant obligations assumed under the terms of the leases are the upkeep of the facilities and payments of insurance and property taxes.

Minimum lease commitments under noncancelable leases at September 27, 1997, total $102.8 million composed of $28.0 million for 1998, $22.0 million for 1999, $19.2 million for 2000, $15.9 million for 2001, $11.8 million for 2002 and $5.9 million for later years.

The Company assists certain of its swine and poultry growers in obtaining financing for growout facilities by providing the growers with extended growout contracts and conditional operation of the facilities should a grower default under their growout or loan agreement.

NOTE 6: LONG-TERM DEBT

The Company has unsecured revolving credit agreements totaling $1.25 billion which support the Company's commercial paper program. The $1 billion facility expires in May 2002. At September 27, 1997, $768.7 million was outstanding under this facility consisting of $638.7 million in commercial paper and $130.0 million drawn under the revolver. The $250 million facility expires in May 1998. At September 27, 1997, the Company had $250 million available under this revolving credit facility.

At September 27, 1997, the Company had outstanding letters of credit totaling approximately $76.6 million issued primarily in support of workers' compensation insurance programs, industrial revenue bonds and the leveraged equipment loans.

Under the terms of the leveraged equipment loans, the Company had restricted cash totaling approximately $38.9 million which is included in investments and other assets at September 27, 1997. Under these leveraged loan agreements, the Company entered into interest rate swap agreements to effectively lock in a fixed interest rate for these borrowings.

Annual maturities of long-term debt for the five years subsequent to September 27, 1997 are: 1998-$94.6 million; 1999-$72.6 million; 2000-$73.6 million; 2001-$124.5 million and 2002-$800.1 million.

The revolving credit agreements and notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and fixed charges and a maximum total debt-to-capitalization ratio. The Company is in compliance with these covenants at year end.

The fair value of long-term debt, at September 27, 1997, based upon quoted market prices for the same or similar issues or on the Company's incremental borrowing rate for debt of the same remaining maturities, was approximately $1.7 billion.

The weighted average interest rate on all outstanding short-term borrowing was 5.6% at September 27, 1997, and 5.0% at September 28, 1996.

Long-term debt consists of the following:

                                                            (IN MILLIONS)
-------------------------------------------------------------------------------
                                             Maturity        1997        1996
-------------------------------------------------------------------------------
Commercial paper
  (5.5% effective rate at 9/27/97)               2002    $  638.7    $  835.0
Debt securities:
    6.75%  notes                                 2005       149.1       149.1
    6.625% notes                                 2005       149.3       149.3
    6.39-6.41%  notes                            2000        50.1        50.1
Institutional notes:
   10.33% notes                                  1999        33.7       101.2
   10.61% notes                             1999-2001       125.0       125.0
   10.84% notes                             2002-2006        50.0        50.0
   11.375% notes                            1999-2002        17.1        21.4
Revolving credit facility
   (5.5% effective rate at 9/27/97)              2002       130.0       165.0
Leveraged equipment loans
   (rates ranging from 4.9% to 6.0%)        2005-2008       166.5       127.1
Other                                         Various        48.7        33.2
-------------------------------------------------------------------------------
                                                         $1,558.2    $1,806.4
-------------------------------------------------------------------------------


NOTE 7: INCOME TAXES

Detail of the provision for income taxes consists of:
                                                               (IN MILLIONS)
----------------------------------------------------------------------------
                                      1997           1996          1995
----------------------------------------------------------------------------
Federal                              $129.7         $49.9        $117.2
State                                  14.2          (0.9)         13.8
----------------------------------------------------------------------------
                                     $143.9         $49.0        $131.0
============================================================================
Current                              $133.4         $33.1        $120.1
Deferred                               10.5          15.9          10.9
----------------------------------------------------------------------------
                                     $143.9         $49.0        $131.0
============================================================================


The reasons for the difference between the effective income tax rate and the statutory U.S. federal income tax rate are as follows:

---------------------------------------------------------------------------
                                               1997      1996      1995
---------------------------------------------------------------------------
U.S. federal income tax rate                   35.0%      35.0%    35.0%
Amortization of excess of investments
   over net assets acquired                     8.6        5.9      2.1
State income taxes (benefit)                    2.8       (0.4)     2.6
Other differences, net                         (2.8)      (3.5)    (1.6)
---------------------------------------------------------------------------
                                               43.6%      37.0%    38.1%
===========================================================================


The Company follows the liability method in accounting for deferred income taxes. The liability method provides that deferred tax liabilities are recorded at current tax rates based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes referred to as temporary differences.

Significant components of the Company's deferred tax liabilities as of September 27, 1997 and September 28, 1996 are as follows:

                                                             (IN MILLIONS)
----------------------------------------------------------------------------
                                                          1997         1996
----------------------------------------------------------------------------
Basis difference in property, plant and equipment       $267.9       $268.1
Suspended taxes from conversion to accrual method        142.7        150.2
Other                                                     95.5         77.3
----------------------------------------------------------------------------
Total deferred tax liabilities                          $506.1       $495.6
============================================================================

The Omnibus Budget Reconciliation Act of 1987 required family-owned farming businesses to use the accrual method of accounting for tax purposes. Internal Revenue Code Section 447(i) provides that if any family corporation is required to change its method of accounting for any taxable year, such corporation shall establish a suspense account in lieu of taking the adjustments into taxable income. The suspense account, which represents the initial catch-up adjustment to change from the cash to accrual method of accounting, is not currently includable in the Company's taxable income and any related income taxes are deferred. However, legislation was enacted in 1997 which now requires the Company to pay down the suspense account over 20 years beginning in 1998.

NOTE 8: RESTRICTED STOCK AND STOCK OPTIONS

In 1994, the Company awarded 130,000 restricted shares of Class A stock to employees. The restrictions expire over periods ranging from ten to twenty-six years. The unamortized portion is classified on the Consolidated Balance Sheets as deferred compensation in shareholders' equity.

The Company has a nonqualified stock option plan which provides for the granting of options for shares of Class A stock at a price not less than the fair market value at the date of grant. The options generally become exercisable ratably over four to eight years from the date of grant and must be exercised within ten years of the grant date.

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under the provisions of SFAS No. 123, companies can elect to account for stock-based compensation plans using a fair value based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 requires that companies electing to continue the intrinsic value method must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied. The Company currently accounts for its stock-based compensation plan and intends to continue to account for stock-based compensation using the intrinsic value method. Had compensation cost for the Company's grants for stock-based compensation been determined consistent with SFAS No. 123, the Company's net income and net income per common share would not differ materially from the amounts reported.

A summary of the Company's stock option activity for the plan is as follows:

----------------------------------------------------------------------------------
                                                 Shares        Weighted Average
                                                 Under         Option Price
                                                 Option        Per Share
----------------------------------------------------------------------------------
Outstanding, October 1, 1994                       5,351,328         $11.47
Exercised                                         (1,445,265)          5.57
Canceled                                            (234,667)         13.13
Granted                                              446,775          14.50
----------------------------------------------------------------------------------
Outstanding, September 30, 1995                    4,118,171          13.79
Exercised                                           (320,535)          8.05
Canceled                                            (459,150)         14.49
Granted                                            2,129,775          15.04
----------------------------------------------------------------------------------
Outstanding, September 28, 1996                    5,468,261          14.55
Exercised                                           (163,906)         13.83
Canceled                                            (560,296)         15.06
Granted                                            3,598,275          17.92
----------------------------------------------------------------------------------
Outstanding, September 27, 1997                    8,342,334         $15.99
==================================================================================

The  number  of  options  exercisable was as  follows:  September  27,  1997-
806,837,  September  28,  1996- 442,616, September 30,  1995-  371,013.   The
remainder of the options outstanding at September 27, 1997 are exercisable ratably through October 2006. The number of shares available for future grants was 6,651,083 and 3,689,063 at September 27, 1997 and September 28, 1996, respectively.

The following table summarizes information about stock options outstanding at
September 27, 1997:
-----------------------------------------------------------------------------------
                          Options Outstanding                   Options Exercisable
                          ---------------------------------------------------------
Range of         Shares        Weighted        Weighted       Shares          Weighted
Exercise       Outstanding     Average         Average      Exercisable       Average
Prices                         Remaining       Exercise                       Exercise
                               Contractual     Price                          Price
                               Life(in years)
-------------------------------------------------------------------------------------------
$ 4.83-$ 6.58      35,741          4.3          $ 5.94         35,741           $ 5.94
 14.33- 14.50   2,909,968          6.9           14.40        771,096            14.42
 14.58- 15.17   1,887,975          9.0           15.03
        17.92   3,508,650          9.0           17.92
-------------------------------------------------------------------------------------------
                8,342,334                                     806,837
===========================================================================================

The weighted average fair value of options granted during 1997 and 1996 is approximately $7.15 and $5.86, respectively. The fair value of each option grant is established on the date of grant using the Black-Scholes option-pricing model. Assumptions include an expected life of eight years, weighted average risk-free interest rates ranging from 5.5% to 6.4%, expected volatility of 0.2% and dividend yield of 0.5% in both 1997 and 1996.

NOTE 9: TRANSACTIONS WITH RELATED PARTIES

The Company has operating leases for farms, equipment and other facilities with the Senior Chairman of the Board of Directors of the Company and certain members of his family, as well as a trust controlled by him, for rentals of $5.6 million in 1997, $7.0 million in 1996 and $7.0 million in 1995. Other facilities, including a cold storage distribution facility, have been leased from the Company's profit sharing plan and other officers and directors for rentals totaling $5.3 million in 1997, $6.6 million in 1996 and $7.1 million in 1995. In 1997, the Company purchased the cold storage distribution facility as well as other facilities from the profit sharing plan.

Certain officers and directors are engaged in poultry and swine growout operations with the Company whereby these individuals purchase animals, feed, housing and other items to raise the animals to market weight. The total value of these transactions amounted to $12.3 million in 1997, $11.7 million in 1996 and $11.2 million in 1995.

NOTE 10: BENEFIT PLANS

The Company has defined contribution retirement and incentive benefit programs for various groups of Company personnel. Company discretionary contributions, which are determined by the Board of Directors, totaled $26.8 million, $24.0 million and $25.1 million for 1997, 1996 and 1995, respectively.

NOTE 11: SUPPLEMENTAL INFORMATION

Supplemental  cash  flow  information and  noncash  investing  and  financing activities are as follows:
                                                            (IN MILLIONS)
----------------------------------------------------------------------------
                                         1997           1996         1995
----------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
    Cash paid during the period for:
      Interest                          $123.4         $114.1       $115.0
      Income Taxes                       124.1           40.5        124.4
----------------------------------------------------------------------------
SUPPLEMENTAL NONCASH INVESTING AND
  FINANCING ACTIVITIES
    Fair value of assets exchanged                                  $ 18.6
----------------------------------------------------------------------------

SUPPLEMENTAL SALES INFORMATION: The Company sells certain of its products in foreign markets, primarily Russia, Japan, China/Hong Kong, Puerto Rico, Singapore, South Africa, Mexico as well as certain Middle Eastern countries and countries in the Caribbean. The Company's export sales for 1997, 1996 and 1995 totaled $762.5 million, $790.9 million and $606.1 million, respectively. Substantially all of the Company's export sales are transacted through unaffiliated brokers, marketing associations and foreign sales staffs. Foreign sales were less than 10% of total consolidated sales for 1997, 1996 and 1995, respectively.

NOTE 12: QUARTERLY FINANCIAL DATA (UNAUDITED)

                                          (IN MILLIONS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------
1997               First Quarter  Second Quarter  Third Quarter   Fourth Quarter
--------------------------------------------------------------------------------
Sales                   $1,527.9       $1,574.3        $1,591.2        $1,662.3
Gross Margin               248.4          262.2           268.0           259.1
Net Income                  44.6           48.2            45.2            47.8
Earnings Per Share          0.20           0.22            0.21            0.22
================================================================================
1996
--------------------------------------------------------------------------------
Sales                    $1,546.8      $1,587.7        $1,628.2        $1,691.1
Gross Margin                267.1         229.3           229.3           222.4
Net Income                   43.3          14.4            14.6            14.6
Earnings Per Share           0.20          0.07            0.07            0.07
==================================================================================





































                                     63


REPORT OF MANAGEMENT
TYSON FOODS, INC.

The management of Tyson Foods, Inc., (the Company) has the responsibility of preparing the accompanying financial statements and is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles applied on a consistent basis. Such financial statements are necessarily based, in part, on best estimates and judgments.

The Company maintains a system of internal accounting controls, and a program of  internal  auditing  designed  to provide reasonable  assurance  that  the
Company's  assets  are  protected  and  that  transactions  are  executed  in accordance with proper authorization, and are properly recorded. This  system of  internal  accounting  controls is continually reviewed  and  modified  in
response   to   changing   business  conditions   and   operations   and   to
recommendations  made by the independent auditors and the internal  auditors.
The  management  of  the  Company believes that the  accounting  and  control
systems  provide  reasonable  assurance  that  assets  are  safeguarded   and
financial information is reliable.

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

November 14, 1997

/s/Leland Tollett                             /s/Wayne Britt
-----------------                             --------------------
Leland Tollett                                Wayne Britt
Chairman of the Board and                     Executive Vice President and
  Chief Executive Officer                        Chief Financial Officer
















                                     64


REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS
TYSON FOODS, INC.

We have audited the accompanying consolidated balance sheets of Tyson Foods, Inc., as of September 27, 1997 and September 28, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tyson Foods, Inc., at September 27, 1997 and September 28, 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 27, 1997, in conformity with generally accepted accounting principles.



Little Rock, Arkansas                              /s/Ernst & Young LLP
November 14, 1997                                  --------------------
                                                      Ernst & Young LLP





















                                     65


DIRECTORS AND OFFICERS

 BOARD OF DIRECTORS
 -----------------------------------------------------------------------------------------------------------------
 Neely Cassady  * & #         Shelby D. Massey  & #         Barbara Tyson                Fred Vorsanger  * & #
 Private Investor and         Private Investor              Vice President,              Vice President Emeritus)
 Arkansas State Senator                                     Tyson Foods, Inc.            University of Arkansas
                              Joe Starr                                                  and Private Investor
 Lloyd Hackley  * #           Private Investor              Don Tyson @
 President and Chief                                        Senior Chairman              Donald Wray
 Executive Officer,           Leland Tollett  @             of the Board of Directors,   President and
 Lloyd V. Hackley and         Chairman of the Board         Tyson Foods, Inc.            Chief Operating Officer,
 Associates, Inc.             and Chief Executive Officer,                               Tyson Foods, Inc.
                              Tyson Foods, Inc.             John Tyson @
 Gerald Johnston                                            President,                   @ Executive Committee
 Private Investor                                           Pork Division,               * Audit Committee
                                                            Tyson Foods, Inc.            & Compensation Committee
                                                                                         # Special Committee


 CORPORATE AND OPERATIONAL OFFICERS

 ----------------------------------------------------------------------------------------------------------------
 Wayne Britt                  Steven Hankins                Greg Lee                     John Tyson
 Executive Vice President,    Senior Vice President,        Executive Vice President,    President,
 Finance                      Financial Planning            Sales, Marketing and         Beef and Pork Division
                              and Shared Services           Technical Services
 Roy Brown                                                                               David Van Bebber
 President,                   William Jaycox                David Purtle                 Assistant Secretary
 Seafood Division             Senior Vice President,        Executive Vice President,
                              Human Resources               Operations, Transportation
 Gerard Dowd                                                and Warehousing              William Whitfield
 Senior Vice President,       William Kuckuck                                            Vice President,
 Foodservice Sales and        President,                    Mary Rush                    Business Development
 Marketing                    International Division        Secretary and Director of    and Analysis
                                                            Investor Relations
 James Ennis                  Dennis Leatherby                                           Donald Wray
 Vice President,              Treasurer                     Leland Tollett               President and
 Controller and                                             Chairman of the Board and    Chief Operating Officer
 Chief Accounting Officer                                   Chief Executive Officer




CORPORATE INFORMATION
TYSON FOODS, INC.


Price of Company's Common Stock
-----------------------------------------------------------------------------------
                               Fiscal Year 1997          Fiscal Year 1996
-----------------------------------------------------------------------------------
                               High         Low          High        Low
-----------------------------------------------------------------------------------
First Quarter              $22.42        $17.79        $18.08       $15.17
-----------------------------------------------------------------------------------
Second Quarter              23.63         19.88         17.75        13.83
-----------------------------------------------------------------------------------
Third Quarter               21.56         17.75         18.42        14.58
-----------------------------------------------------------------------------------
Fourth Quarter              23.56         19.00         18.58        15.83
-----------------------------------------------------------------------------------

As of September 27, 1997, the Company had 35,199 Class A common shareholders of record and 20 Class B common shareholders of record.

DIRECTSERVICE SHAREHOLDER INVESTMENT PROGRAM- Tyson has authorized First Chicago Trust Company to implement its program for dividend reinvestment and direct purchase of shares for current as well as new investors of Tyson Class A common stock. This program provides alternatives to traditional retail brokerage methods of purchasing, holding and selling Tyson stock. All inquiries concerning this program should be directed to:

          DirectSERVICE Program for Shareholders
          of Tyson Foods, Inc.
          c/o First Chicago Trust Company
          P.O. Box 2598
          Jersey City, NJ 07303-2598

CHANGE OF ADDRESS- If your Tyson stock is registered in your own name(s), send change of address information to First Chicago Trust Company.

MULTIPLE DIVIDEND CHECKS AND DUPLICATE MAILINGS- If your Tyson stock is registered in similar but different names, e.g. Jane A. Doe and J.A. Doe, we are required to create separate accounts and mail dividend checks and proxy materials separately even if the mailing addresses are the same. To consolidate accounts, contact First Chicago Trust Company.

LOST OR STOLEN STOCK CERTIFICATES OR LEGAL TRANSFERS- If your stock certificates are lost, stolen, or in some way destroyed, or if you wish to transfer registration, notify First Chicago Trust Company in writing. Please include the exact name(s) and Social Security or tax identification number(s) in which the stock is registered and, if possible, the numbers and issue dates of the certificates.

CORPORATE INFORMATION
TYSON FOODS, INC.

CORPORATE DATA                             INDEPENDENT AUDITORS
Tyson Foods, Inc., which employs           Ernst & Young LLP
approximately 59,400 people, is the        425 West Capitol, Suite 3600
world's largest fully integrated producer, Little Rock, Arkansas 72201 processor and marketer of chicken and
chicken-based food products as well as a   TRANSFER AGENT & DIVIDEND
producer and marketer of other center-of-  DISBURSING AGENT
the-plate and convenience food items.      First Chicago Trust Company
                                             of New York
                                           P.O. Box 2506
STOCK EXCHANGE LISTINGS                    Jersey City, NJ 07303-2506
The Class A common stock of the Company
is traded on the New York Stock Exchange   Shareholders may also communicate
under the symbol TSN. Prior to             with First Chicago Trust Company
October 17, 1997, the Company's Class A    through the Internet at
common stock was traded on the Nasdaq      http://www.fctc.com
stock market's National Market under the   INVESTOR RELATIONS
symbol TYSNA.                              Financial analysts and others
                                           seeking investor-related
CORPORATE HEADQUARTERS                     information should contact:
2210 West Oaklawn Drive                    Director of Investor Relations
Springdale, Arkansas 72762-6999            Tyson Foods, Inc.
Telephone (501) 290-4000                   P.O. Box 2020
Fax (501) 290-4061                         Springdale, Arkansas 72765-2020
                                           Telephone (501) 290-4351
AVAILABILITY OF FORM 10-K
A copy of the Company's Form 10-K          NEWS AND PRESS RELEASES
Report, as filed with the Securities and   Press Releases and other
Exchange Commission for 1997, may be       information concerning Tyson Foods
obtained by Tyson shareholders by          can be delivered direct via
writing to:                                fax by calling PR Newswire
Corporate Secretary                        at (800)758-5804, ext. 113769.
Tyson Foods, Inc.
P.O. Box 2020                              TYSON ON THE INTERNET
Springdale, Arkansas 72765-2020            Shareholders and others can access
                                           various information about Tyson
ANNUAL MEETING                             Foods via the Internet. Tyson
The Annual Meeting of Shareholders will    Foods' Internet address is
be held at 10 a.m., January 9, 1998, at    http://www.tyson.com
the Walton Arts Center, Fayetteville,
Arkansas. Shareholders who cannot attend   LEGAL NOTICE
the meeting are urged to exercise their    The term "Tyson" and such terms as
right to vote by proxy.                    "the Company","our","we" and "us"
                                           may refer to Tyson Foods, Inc., to
GENERAL COUNSEL                            one or more of its consolidated
James B. Blair, Esquire                    subsidiaries or to all of them
3422 North College, Suite 3                taken as a whole. These terms are
Fayetteville, Arkansas 72703               used for convenience only and are
                                           not intended as a precise
                                           description of any of the separate
                                           companies, each of which manages
                                           its own affairs.