Form 10-K, Exhibit 13
period 1998-10-03
TYSON FOODS INC
filed 1998-12-16
CIK 100493

                        ELEVEN-YEAR FINANCIAL SUMMARY
                              TYSON FOODS,INC.
                     (In millions except per share data)


------------------------------------------------------------------------------------------
OPERATING RESULTS FOR FISCAL YEAR            1998         1997        1996         1995

------------------------------------------------------------------------------------------
Sales                                      $7,414.1     $6,355.7   $6,453.8     $5,511.2
Cost of Sales                               6,260.1      5,318.0    5,505.7      4,423.1
Gross Profit                                1,154.0      1,037.7      948.1      1,088.1
Operating Expenses                            950.4        637.8      678.5        616.4
Interest Expense                              139.1        110.4      132.9        114.9
Provision for Taxes                            45.9        143.9       49.0        131.0
Net Income (Loss)                              25.1        185.8       86.9        219.2

Diluted Earnings (Loss) Per Share              0.11         0.85       0.40         1.01
Basic Earnings (Loss) Per Share                0.11         0.86       0.40         1.01
Dividends Per Share:
   Class A                                    0.100        0.095      0.080        0.053
   Class B                                 $  0.090    $   0.086      0.072        0.044
--------------------------------------------------------------------------------------------
Capital Expenditures                       $  310.4    $   291.2   $  214.0     $  347.2
Depreciation and Amortization                 276.4        230.4      239.3        204.9
Total Assets                                5,242.5      4,411.0    4,544.1      4,444.3
Net Property, Plant and Equipment           2,256.5      1,924.8    1,869.2      2,013.5
Total Debt                                  2,128.9      1,690.1    1,975.1      1,984.7


Shareholders' Equity                        1,970.4      1,621.5    1,541.7      1,467.7
Year-End Shares Outstanding                   230.9        213.4      217.4        217.2
Diluted Average Shares Outstanding            227.9        218.2      218.0        217.7
Book Value Per Share                           8.53    $    7.60   $   7.09     $   6.76
Total Debt to Capitalization                  51.9%         51.0%      56.2%        57.5%

--------------------------------------------------------------------------------------------
Return on Sales                                0.3%          2.9%       1.4%         4.0%
Annual Sales Growth (Decline)                 16.7%         (1.5)%     17.1%         7.9%
Five-Year Compounded Annual Sales Growth       9.5%          8.8%      10.5%         7.6%
Gross Margin                                  15.6%         16.3%      14.7%        19.7%
Return on Beginning Assets                     0.6%          4.1%       2.0%         6.0%
Return on Beginning Shareholders' Equity       1.5%         12.1%       5.9%        17.0%

Five-Year Return on Beginning
  Shareholders' Equity                         7.1%         10.1%      10.9%        13.8%
Effective Tax Rate                            64.7%         43.6%      37.0%        38.1%
Closing Stock Price High                   $ 24.44     $    23.63  $  18.58     $   18.17
Closing Stock Price Low                      16.50          17.75     13.83         13.83



   1994        1993         1992        1991         1990         1989        1988
-------------------------------------------------------------------------------------
$5,110.3     $4,707.4     $4,168.8   $3,922.1     $3,825.3     $2,538.2    $1,936.0
 4,149.1      3,796.5      3,390.3    3,147.5      3,081.7      2,056.1     1,627.6
   961.2        910.9        778.5      774.6        743.6        482.1       308.4
   766.0        535.4        446.8      441.4        423.4        271.5       184.0
    86.1         72.8         76.9       95.5        128.6         45.0        19.5
   120.7        129.3        100.5       97.0         80.1         62.9        23.0
    (2.1)       180.3        160.5      145.5        120.0        100.6        81.4


   (0.01)        0.81         0.77       0.70         0.60         0.52        0.42


   (0.01)        0.82         0.78       0.71         0.61         0.52        0.43

   0.047        0.027        0.027      0.020        0.013        0.013       0.013
$  0.039     $  0.022     $  0.022   $  0.017     $  0.011     $  0.011    $  0.011
---------------------------------------------------------------------------------------
$  232.1     $  225.3     $  108.0   $  213.6     $  163.8     $  128.9    $   86.3
   188.3        176.6        148.9      135.8        123.4         84.8        70.3
 3,668.0      3,253.5      2,617.7    2,645.8      2,501.1      2,586.1       889.1
 1,610.0      1,435.3      1,142.2    1,162.0      1,071.1      1,020.8       430.0
 1,455.1      1,024.3        825.6      984.0      1,020.5      1,374.4       211.3

 1,289.4      1,360.7        980.2      822.5        663.0        447.7       341.4
   217.8        220.9        206.2      206.1        204.9        194.0       191.4

   221.7        222.5        207.6      207.1        199.3        194.6       192.0

$   5.92     $   6.16     $   4.75   $   3.99     $   3.24     $   2.31    $   1.78
    53.0%        42.9%        45.7%      54.5%        60.6%        75.4%       38.2%

---------------------------------------------------------------------------------------
     0.0%        3.8%         3.9%       3.7%         3.1%         4.0%        4.2%
     8.6%       12.9%         6.3%       2.5%        50.7%        31.1%        8.4%
    15.0%       19.5%        18.5%      21.1%        27.5%        27.6%       26.3%
    18.8%       19.4%        18.7%      19.8%        19.4%        19.0%       15.9%
    (0.1)%       6.9%         6.1%       5.8%         4.6%        11.3%       10.1%
    (0.2)%      18.4%        19.5%      22.0%        26.8%        29.5%       30.2%
    14.1%       21.7%        23.9%      26.8%        29.7%        31.8%       32.4%
   101.8%       41.8%        38.5%      40.0%        40.0%        38.5%       22.0%
$   16.67   $   18.08    $   15.08   $  15.58     $  11.79     $  8.63     $  7.25
    12.50       12.83        10.17       8.46         7.17        4.92        3.63

[FN]
1. Significant business combinations accounted for as purchases: Hudson Foods, Inc., Arctic Alaska Fisheries Corporation and Holly Farms Corporation on Jan. 9, 1998, Oct. 5, 1992 and July 19, 1989, respectively. See Footnote 2 to the Consolidated Financial Statements for acquisitions during the three-year period ended Oct. 3, 1998.

2. The results for 1998 include a $214.6 million pre-tax charge, or $0.68 per share, for asset impairment and other charges.
3. The results for 1997 include a $41 million pre-tax gain ($4 million after-tax) from the sale of the beef division assets.
4. The results for 1994 include a $205 million after-tax charge, or $0.93 per share, due to the writedown of certain long-lived assets of Arctic Alaska Fisheries Corporation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                              TYSON FOODS, INC.


ACQUISITIONS

On Jan. 9, 1998, the Company completed the acquisition of Hudson Foods, Inc. (Hudson) pursuant to which Hudson merged with and into a wholly-owned subsidiary of the Company (the Hudson Acquisition). At the effective time of merger, the Class A and Class B shareholders of Hudson received an aggregate of approximately 18.4 million shares of the Company's Class A common stock valued at approximately $363.5 million and approximately $257.4 million in cash. The Company borrowed funds under its commercial paper program to finance the $257.4 million cash portion of the Hudson Acquisition and repay approximately $61 million under Hudson's revolving credit facilities. The Hudson Acquisition has been accounted for as a purchase and the excess of investment over net assets acquired is being amortized straight-line over 40 years. The Company's consolidated results of operations include the operations of Hudson since the acquisition date.


DISPOSITIONS

On June 9, 1998, the Company and Pierre Foods, LLC (Pierre), a wholly owned subsidiary of Fresh Foods, Inc., completed an asset purchase agreement for Pierre to acquire the Pierre Foods division from the Company. The Pierre Foods division, based in Cincinnati, Ohio, is primarily engaged in producing and distributing packaged, precooked food products to the foodservice industry. On Aug. 28, 1998, the Company sold its Caryville, Tenn., meat processing facility to Advance Food Company, Inc. of Enid, Okla. Both facilities were acquired with the Hudson Acquisition. Under the terms of both agreements, the Company received $128 million in cash. The Company recognized no gain or loss on the sale of these assets. In addition, no pro forma information is provided as the operations of these facilities were not significant to the Company.

On Oct. 27, 1998, the Company and Rose Acre Farms, Inc. signed an asset purchase agreement whereby Rose Acre Farms, Inc. will acquire the Company's National Egg Products Company operations in Social Circle, Ga. This operation, which is reflected in assets held for sale at Oct. 3, 1998, was acquired with the Hudson Acquisition. This transaction is expected to be finalized in the first quarter of fiscal 1999 at an amount which approximates its carrying value.

The Company also intends to sell Willow Brook Foods, its integrated turkey production and processing business, and its Albert Lea, Minn., processing facility which primarily produces the Schweigert brand of sausages, lunch and deli meats and other related products. These operations, which are reflected in assets held for sale at Oct. 3, 1998, were acquired with the Hudson Acquisition.

IMPAIRMENT AND OTHER CHARGES

The Company recorded charges totaling $214.6 million on a pre-tax basis ($0.68 per share) during the fourth quarter of 1998. These charges consist of $142.2 million for asset impairment of property, plant and equipment, writedown of related excess of investments over net assets acquired and severance costs, $48.4 million for losses in the Company's export business to Russia which has been adversely affected by the continuing economic problems in Russia and $24.0 million for other charges related primarily to workers compensation and employment practice liabilities. These charges have been classified in the Consolidated Statements of Income as $142.2 million asset impairment and other charges, $48.4 million included in selling expenses, $20.5 million included in cost of sales and $3.5 million in other expense. During the fourth quarter of 1998, the Russian Ruble devalued resulting in the losses described above. The Company recognizes that conducting business in or selling products into foreign countries, including Russia, entails inherent risks. The Company, however, is continually monitoring its international business practices and, whenever possible, will attempt to minimize the Company's financial exposure to these risks.

As previously announced, the Company's Board of Directors approved management's proposed restructure plan on Aug. 28, 1998. The restructuring, which resulted in asset impairment and related charges, is in furtherance of the Company's previously stated objective to focus on its core business, chicken. The recent acquisition of Hudson and the assimilation of Hudson's facilities and operations into the Company's business have permitted the Company to review and rationalize the productive capabilities and cost structure of its core business. Further, the Company intends to continue the rationalization of its seafood assets. This rationalization may include divestiture, redeployment, and other possible business transactions, exploring all alternatives in an orderly fashion. The restructuring includes, among other things, the closure of eight plants and feedmills resulting in work force reductions, the writedown of excess of investments over net assets acquired allocated to closed facilities, the reconfiguration of various production facilities and the writedown of certain seafood assets to estimated net realizable value. The anticipated three-year net benefit, including anticipated proceeds from the sale of certain assets identified for disposition is approximately $130 million. The restructuring is expected to result in annual after-tax savings of $12- $15 million through reduced depreciation, amortization and production costs. The future cash outflows for severance and related costs is not expected to be material.


RESULTS OF OPERATIONS

The Company's accounting cycle resulted in a 53-week year for 1998 compared to a 52-week year for both 1997 and 1996.

1998 vs. 1997

Sales for 1998 increased 16.7% over sales for 1997. Consumer poultry sales, excluding turkey, accounted for an increase of 12.3% of the total change in sales for 1998 as compared to 1997. This increase was mainly due to a 21% increase in tonnage offset slightly by a 5.1% decrease in average sales prices. A significant portion of the increase in total sales and consumer poultry sales for 1998 compared to 1997 is due to the Hudson Acquisition. The operating results for 1998 were affected negatively by the excess supply of poultry during the first six months of the fiscal year, excess supply of other proteins for the entire fiscal year and the more commodity-based Hudson sales mix. Additionally, the collapse of the Russian economy and the devaluation of the Ruble weakened leg quarter prices and slowed volume.


The prepared foods group sales, consisting of Mexican Original, Culinary Foods and Mallard's, accounted for an increase of 0.8% of the change in total sales for 1998 as compared to 1997. This increase primarily was due to a 19.6% increase in average sales prices as well as a 2.1% increase in tonnage, largely due to the acquisition of Mallard's in August 1997. Seafood sales accounted for a decrease of 0.8% of the change in total sales for 1998 as compared to 1997. This decrease was due to a 25.9% decrease in tonnage partially offset by a 8.6% increase in average sales prices. Decreased seafood volume was mainly due to weakness in the surimi business caused in large part by the Asian economic crisis. However, this is partially offset by improvements in the analog business. The seafood operations continue to be affected by the availability of some species of fish as well as regulations that limit its source of supply. Other miscellaneous sales accounted for an increase of 4.4% of the change in total sales for 1998 as compared to last year.

Cost of goods sold increased 17.7% for 1998 as compared to 1997. This increase is mainly the result of the Hudson Acquisition. As a percent of sales, cost of sales was 84.4% for 1998 compared to 83.7% for 1997.

Operating expenses for 1998 increased 49% from 1997, mostly due to the asset impairment and other charges. As a percent of sales, selling expense increased to 8.7% in 1998 compared to 8.1% in 1997 mainly due to a $48.4 million charge for losses in the Company's export business to Russia. Selling expense, as a percent of sales excluding the $48.4 million loss in 1998, was 8%. General and administrative expense, as a percent of sales, increased to 1.8% in 1998 compared to 1.6% in 1997, partly due to penalties and costs associated with the plea agreement by the Company with respect to the investigation by the Office of Independent Counsel in connection with former Secretary of Agriculture Michael Espy. Amortization expense, as a percent of sales, was 0.4% in 1998 and 1997.

                                         [GRAPH]
                               Expenses as a Percent of Sales

                                   1996       1997       1998

Selling                            8.5%       8.1%       8.0% *
General and Administrative         1.6%       1.6%       1.8%

* Excludes $48.4 million loss

Interest expense increased 26% in 1998 compared to 1997. As a percent of sales, interest expense was 1.9% in 1998 compared to 1.7% in 1997. The Company had a higher level of borrowing in 1998, which increased the Company's average indebtedness by 18% over the same period last year mainly due to the Hudson Acquisition. The Company's short-term interest rates were slightly higher than the same period last year, and the net average effective interest rate on total debt for 1998 was 6.6% compared to 6.2% for 1997.

The effective tax rate for 1998 was 64.7% compared to 43.6% for 1997. The 1998 effective tax rate was affected by certain costs related to asset impairment and foreign losses not deductible for tax purposes.

Return on beginning assets for 1998 was 0.6% compared to 4.1% for 1997, with a five-year average of 2.5%. Return on beginning assets for 1998, excluding the $214.6 million for asset impairment and other charges, was 4.1%. Return on beginning shareholders' equity for 1998 was 1.5% compared to 12.1% for 1997, with a five-year average of 7.1%. Return on beginning shareholders' equity for 1998, excluding the $214.6 million for asset impairment and other charges, was 11.1%.


              [GRAPH]

      Return on Beginning Assets

          1996     2.0%
          1997     4.1%
          1998     4.1% *

* Excluding $214.6 million asset impairment and other charges.

1997 vs. 1996

Sales for 1997 decreased 1.5% from sales for 1996. This decrease is largely attributable to the sale of the Company's beef division assets in the first quarter of 1997. Excluding sales related to these operations, total sales for 1997 increased 4.5% over comparable sales for 1996. Consumer poultry sales accounted for an increase of 4.1% of the total change in sales for 1997 as compared to 1996. This increase was mainly due to a 0.8% increase in average sales prices and a 4.2% increase in tonnage.

In 1997, the Company experienced intermittent sales disruptions and lower than expected prices for leg quarters and related dark meat products in its Russian markets. Such lower prices, together with tariffs, custom regulations and other increased costs associated with these exports, diminished net returns.

The prepared foods group sales, consisting of Mexican Original, Culinary Foods and Mallards, accounted for a decrease of 0.1% of the total change in sales for 1997 as compared to 1996. This decrease was primarily due to a 2.1% decrease in tonnage partially offset by a 0.8% increase in average sales prices. Seafood sales accounted for a decrease of 0.5% of the change in total sales for 1997 as compared to 1996. This decrease was due to an 11.7% decrease in average sales prices, partially offset by a 0.5% increase in tonnage. The decrease in average sales prices is mainly due to a shift in product mix. The seafood operations were affected by the availability of some species of fish as well as reduced pricing on some products and regulations that limit supply sources. Other miscellaneous sales accounted for an increase of 1.0% of the change in total sales for 1997 as compared to 1996.

Cost of goods sold for 1997 decreased 3.4% compared to 1996, which is largely attributable to the sale of the Company's beef division assets in the first quarter of 1997. Excluding cost of sales related to these operations, total cost of sales for 1997 increased 2.5% over last year's comparable cost of sales. The cost of ingredients used in feed for poultry and swine and the ingredients used in Mexican Original operations during 1997 decreased in comparison with 1996. However, these costs did not moderate as much as management had anticipated. As a percent of sales, cost of sales was 83.7% for 1997 compared to 85.3% in 1996.

Operating expenses for 1997 decreased 5.7% from 1996. This decrease is mainly the result of the sale of the beef division assets in the first quarter of fiscal 1997 and cost reductions. As a percent of sales, selling expense decreased to 8.1% in 1997 compared to 8.5% in 1996; general and administrative expense was 1.6% in 1997 and 1996; and amortization expense was 0.4% in 1997 and 1996.

Interest expense decreased 16.9% in 1997 compared to 1996. As a percent of sales, interest expense was 1.7% in 1997 compared to 2.1% in 1996. The Company had a lower level of borrowing in 1997, which decreased the Company's average indebtedness by 12.8% over the same period last year due to paying down debt with funds generated from operations and proceeds from the sale of the beef division assets. The Company's short-term interest rates were slightly lower than the same period last year and the gross average effective interest rate on total debt for 1997 was 6.8% compared to 6.9% for 1996.

Included in other income in 1997 is a $41.0 million pre-tax gain from the sale of the beef division assets.

The effective tax rate for 1997 was 43.6% compared to 37% for 1996. The 1997 effective tax rate was affected by the taxes on the gain from the sale of the beef division assets. Certain costs were allocated to the beef division which are not deductible for tax purposes, resulting in a higher effective tax rate.


LIQUIDITY AND CAPITAL RESOURCES

In 1998, net cash of $496.4 million was provided by operating activities, a decrease of $44.6 million from 1997. The Company used cash from operations to pay down debt, to fund additions to property, plant and equipment and for acquisitions. The expenditures for property, plant and equipment were related to acquiring new equipment, upgrading facilities to maintain competitive standing and to position the Company for future opportunities. Additionally, the Company makes a continuing effort to increase efficiencies, reduce overall cost and meet or exceed environmental laws and regulations, which requires investments.

                 [GRAPH]

     Cash Provided by Operating Activities
            Dollars in Millions

            1996         $173.3
            1997         $541.0
            1998         $496.4

The Company's foreseeable cash needs for operations and capital expenditures will continue to be met through cash flows from operations and borrowings supported by existing credit facilities, as well as additional credit facilities which the Company believes are available.

At 1998 year end, working capital was $934.1 million compared to $851.5 million at the end of 1997, an increase of $82.6 million. The current ratio for 1998 was 2.12 to 1 compared to 2.18 to 1 for 1997. Working capital has increased over 1997 primarily due to the Hudson Acquisition. Total assets have increased by $2 billion or 61.1% over the past five years inclusive of acquisitions.

Additions, net of dispositions, to total property, plant and equipment for the last five years were $1.5 billion including acquisitions, an increase of 68.6% over the last five years. At 1998 year end, the Company had construction projects in progress that will require approximately $193.2 million to complete. Funding for these expenditures will be provided by cash from operations or additional borrowings.

Total debt at 1998 year end was $2.1 billion, an increase of $438.8 million from the end of 1997. The Company has an unsecured revolving credit agreement totaling $1 billion which supports the Company's commercial paper program. This $1 billion facility expires in May 2002. At Oct. 3, 1998, $506.9 million in commercial paper was outstanding under this $1 billion facility. Additional outstanding long-term debt at Oct. 3, 1998, consisted of $1,028.4 million of public debt, $169.1 million of institutional notes, $170.5 million of leveraged equipment loans and $91.7 million of other indebtedness. On Jan. 9, 1998, the Company borrowed funds under its commercial paper program for the Hudson Acquisition. Subsequent to the Hudson Acquisition, the Company refinanced $270 million in outstanding long-term debt assumed pursuant to the Hudson Acquisition with commercial paper. On Jan. 21, 1998 the Company issued, in two separate series, $150 million 6% Notes due Jan. 15, 2003 and $150 million 7% Notes due Jan. 15, 2028. On Feb. 4, 1998, the Company issued $100 million 6.08% Mandatory Par Put Remarketed SecuritiesSM (MOPPRSSM) due Feb. 1, 2010 and $50 million Floating Rate MOPPRSSM due Feb. 1, 2010. On April 28, 1998, the Company issued debt securities in the form of $240 million 7% Notes due May 1, 2018. The net proceeds from these debt offerings were used by the Company to repay a portion of the borrowings under its commercial paper program. The Company may use funds borrowed under its revolving credit facility, commercial paper program or through the issuance of additional debt securities from time to time in the future to finance acquisitions as opportunities may arise, to refinance other indebtedness or capital leases of the Company, and for other general corporate purposes.

                  [GRAPH]

             Total Capitalization
             Dollars in Billions

             1996     1997    1998

Equity       1.5      1.6      2.0
Debt         2.0      1.7      2.1
             ---      ---      ---
Total        3.5      3.3      4.1


The revolving credit agreement and notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and a maximum total debt-to-capitalization ratio. The Company is in compliance with most of these covenants at year end and has obtained waivers for covenants in which the Company is not in compliance.

The Company prefers to maintain a mix of fixed and floating debt. Management believes that, over the long-term, variable-rate debt may provide more cost-effective financing than fixed-rate debt; however, the Company issues fixed-rate debt when advantageous market opportunities arise.

Shareholders' equity increased 21.5% during 1998 and has grown at a compounded annual rate of 7.7% over the past five years, inclusive of $214.6 million in asset impairment and other charges in 1998, $363.5 million for the purchase of Hudson in 1998, $20.8 million for the purchase of Mallard's in 1997 and a $213.9 million writedown of assets in 1994.


IMPACT OF YEAR 2000

The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Because of the nature of the Year 2000 issue, older software is more likely to have issues with Year 2000 readiness, while newer software is more likely to be Year 2000 compliant. The Company has replaced its entire computer software applications portfolio since 1990. Nonetheless, the Company has been working on testing and ensuring application readiness since 1996. Many of the applications that are used to support core business processes have been taken to offsite computer testing facilities to ensure their Year 2000 readiness. This includes core application functionality as well as interfaces to other applications and outside partners.

In addition to the testing that has been done, the Company has been in contact with the providers of packaged software applications to ensure that these packages are also Year 2000 ready. To this point, all suppliers of software have provided some approach for the Company to ensure readiness, either through upgrades or new products. Most of these solutions have already been implemented. Those remaining will be completed by March 31, 1999.

In certain instances, software has been purchased to provide new functionality for the Company replacing software that was not compliant. These purchases were not predicated by the Year 2000 issue; however, the result is that the new systems are compliant and non-compliant systems are ultimately retired. An example of this is the implementation of new accounting software from SAP that the Company installed at the beginning of the 1999 fiscal year.

Because many of the systems were already compliant, did not require significant modifications to make them compliant, or were replaced for other business reasons, the costs incurred specifically to address Year 2000 readiness are not material to the company. Since 1996, the expenses that resulted from Year 2000 readiness activities have been absorbed through the annual Management Information Systems operational budget and funded from internally generated funds. These costs can be primarily described as personnel costs and have increased each year since 1996 because of increased activity from testing. The costs incurred since 1996 are approximately $1.2 million and are anticipated to be less than $720,000 in 1999. No projects under consideration by the Company have been deferred because of Year 2000 efforts.

Because of the rapid pace of change in technology, especially in the area of hardware, the Company regularly upgrades and replaces hardware platforms such as database and application servers. Consequently all of the servers are Year 2000 ready. More than 90 percent of the personal computers have been certified as being Year 2000 ready with the rest to be completed by Dec. 31, 1998.

The telephone systems in use by the company have also been surveyed. There are more than 170 of these systems currently in use. Three of these systems currently have Year 2000 issues that need to be resolved. It is expected that these systems will be addressed by March 31, 1999.

The embedded technology in the production environment, such as programmable logic controllers, computer-controlled valves and other equipment, has been inventoried and the Company has contacted the vendors who supplied this technology with respect to their Year 2000 readiness. While not all of the responses have been received, those that have responded have given a positive response to their Year 2000 readiness. Based on current evidence, the Company believes there to be no significant exposure with regard to production equipment.

The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. The Company's total Year 2000 project cost, which is not expected to have a material effect on the Company's results of operations, includes the estimated costs and time associated with the impact of third party Year 2000 issues based upon presently available information. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be converted timely or would not have an adverse effect on the Company's systems.

To date, the Company has not established a contingency plan for possible Year 2000 issues. The Company will establish contingency plans, if needed, based on its actual testing experience with its supplier base and assessment of outside risks.


MARKET RISK

Market risks relating to the Company's operations result primarily from changes in interest rates, foreign exchange rates and commodity prices, as well as credit risk concentrations. To address these risks the Company enters into various hedging transactions as described below. The Company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Commodities Risk

The Company is a purchaser of certain commodities, primarily corn and soybeans. The Company periodically uses commodity futures and purchased options for hedging purposes to reduce the effect of changing commodity prices and as a mechanism to procure the grains. The contracts that effectively meet risk reductions and correlation criteria are recorded using hedge accounting. Gains and losses on closed hedge transactions are recorded as a component of the underlying inventory purchase.

The following table provides information about the Company's corn, soybean oil and other feed ingredient inventory and futures contracts that are sensitive to changes in commodity prices. The table presents the carrying amounts and fair values at Oct. 3, 1998. Additionally, for futures contracts, the latest of which matures 15 months from the reporting date, the table presents the notional amounts in units of purchase, the weighted average contract prices and the total dollar contract amounts. Contract amounts are used to calculate the contractual payments and quantity of corn and soybean oil to be exchanged under the futures contracts.

                 DOLLARS  AND  VOLUME  IN MILLIONS,  EXCEPT  PER  UNIT AMOUNTS
------------------------------------------------------------------------------
                                     Contract/ Weighted             Weighted
                                       Book   Ave. Price    Fair   Ave.Price
                             Volume    Value    Per Unit    Value   Per Unit
----------------------------------------------------------------------------
Recorded Balance Sheet Commodity Position:
Commodity Inventory          -         $36.0    $ -          $36.0      $ -
Corn Futures Contracts
(volume in bushels)
Long (Buy) Positions        7.5         17.4     2.33         17.0        2.27
Short (Sell) Positions      9.7         20.5     2.11         20.2        2.08

Soybean Oil Futures Contracts
(volume in cwt)
Long (Buy) Positions        0.1          2.1    24.24          2.1       24.05
Short (Sell) Positons       0.1          1.5    24.40          1.5       24.06
===========================================================================

Foreign Currency and Interest Rate Risks

The Company periodically enters into foreign exchange forward contracts and option contracts to hedge some of its foreign currency exposure. The Company uses such contracts to hedge exposure to changes in foreign currency exchange rates, primarily Japanese Yen, associated with sales denominated in foreign currency. Gains and losses on these contracts are recognized as an adjustment of the subsequent transaction when it occurs. Forward and option contracts generally have maturities not exceeding 12 months.

The Company also hedges exposure to changes in interest rates on certain of its financial instruments. Under the terms of various leveraged equipment loans, the Company enters into interest rate swap agreements to effectively lock in a fixed interest rate for these borrowings. The maturity dates of these leveraged equipment loans range from 2005 to 2008 with interest rates ranging from 4.7% to 6%.

The following table provides information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. The table presents the Company's debt obligations, principal cash flows, related weighted-average interest rates by expected maturity dates and fair values. For interest rate swaps, the table presents notional amounts, weighted-average interest rates or strike rates by contractual maturity dates and fair values. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

                          Interest Rate Sensitivity
              Principal (Notional) Amount by Expected Maturity
                        Average Interest (Swap) Rate
____________________________________________________________________________
                                                   There-           Fair
                     1999  2000  2001  2002  2003  after   Total    Value
(dollars in millions)                                              10/3/98
____________________________________________________________________________
Liabilities
Long-term Debt, including Current Portion

 Fixed Rate        $73.6 $226.7 $125.2 $31.4 $178.5 $823.3 $1,458.7 $1,533.7
 Average Interest
    Rate            9.37%  6.39%  8.25% 7.88%  6.20%  6.79%    6.93%
 Variable Rate      $4.0  $24.6    -  $506.9   -     $50.0 $  585.5 $  585.5
 Average Interest
    Rate            4.15%  7.67%   -    5.57%  -      3.73%    5.49%

Interest Rate Derivative Financial Instruments Related to Debt
Interest Rate Swaps

  Pay Fixed          $16.1  $17.2  $18.4 $19.6 $20.2  $50.2  $141.7  ($8.1)
  Average Pay Rate    6.71%  6.71%  6.69% 6.73% 6.74%  6.59%  6.67%
  Average Receive Rate- USD 6 Month Libor.
===========================================================================

The following table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates. The table presents the notional amounts, weighted-average exchange rates by expected (contractual) maturity dates and fair values. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

                  Exposures Related to Derivative Contracts
                with United States Dollar Functional Currency
              Principal (Notional) Amount by Expected Maturity
    Average Forward Foreign Currency Exchange Rate (USD/Foreign Currency)
                            (dollars in millions)
____________________________________________________________________________
                         1999   2000 - 2003        There-  Total    Fair
                                                   after            Value
                                                                   10/3/98
____________________________________________________________________________
Sold Option Contracts to Sell Foreign Currencies for US$
Japanese Yen
  Notional Amount       $6.5        -              -       $6.5       -
  Weighted Average
     Strike Price    Y109.48

Purchased Option Contracts to Sell Foreign Currencies for US$
Japanese Yen
  Notional Amount       $5.6         -              -       $5.6      $0.4
  Weighted Average
     Strike Price    Y126.69
============================================================================

                      CONSOLIDATED STATEMENTS OF INCOME
                              TYSON FOODS, INC.
                      THREE YEARS ENDED OCTOBER 3, 1998


(IN MILLIONS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------
                                                 1998        1997        1996
--------------------------------------------------------------------------------
Sales                                          $7,414.1   $6,355.7     $6,453.8
Cost of Sales                                   6,260.1    5,318.0      5,505.7
--------------------------------------------------------------------------------
                                                1,154.0    1,037.7        948.1
--------------------------------------------------------------------------------
Operating Expenses:
  Selling                                         642.2      513.3        550.0
  General and administrative                      132.7       96.9        100.9
  Amortization                                     33.3       27.6         27.6
  Asset impairment and other charges              142.2
impairment
--------------------------------------------------------------------------------
                                                  950.4      637.8        678.5
--------------------------------------------------------------------------------
Operating Income                                  203.6      399.9        269.6

Other Expense (Income):
  Interest                                        139.1      110.4        132.9
  Foreign currency exchange                                                 9.0
  Other                                           (6.5)      (40.2)        (4.9)
--------------------------------------------------------------------------------
                                                  132.6       70.2        137.0
--------------------------------------------------------------------------------
Income Before Taxes on Income and
  Minority Interest                                71.0      329.7        132.6
Provision for Income Taxes                         45.9      143.9         49.0
Minority Interest in Net Loss of
  Consolidated Subsidiary                                                   3.3
--------------------------------------------------------------------------------
Net Income                                      $  25.1   $  185.8     $   86.9
================================================================================
Basic Earnings Per Share                          $0.11      $0.86        $0.40
Diluted Earnings Per Share                        $0.11      $0.85        $0.40

================================================================================
SEE ACCOMPANYING NOTES.


                         CONSOLIDATED BALANCE SHEETS
                              TYSON FOODS, INC.
 OCTOBER 3, 1998 AND SEPTEMBER 27, 1997 (IN MILLIONS EXCEPT PER SHARE DATA)
ASSETS                                                     1998      1997
Current Assets:
  Cash and cash equivalents                             $   46.5  $   23.6
  Accounts receivable                                      631.0     617.8
  Inventories                                              984.1     886.1
  Assets held for sale                                      65.2       6.2
  Other current assets                                      38.3      38.8
Total Current Assets                                     1,765.1   1,572.5
Net Property, Plant and Equipment                        2,256.5   1,924.8
Excess of Investments Over Net Assets Acquired           1,035.8     731.1
Investments and Other Assets                               185.1     182.6
Total Assets                                            $5,242.5  $4,411.0
===========================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Notes payable                                         $   84.7  $   37.3
  Current portion of long-term debt                         77.6      94.6
  Trade accounts payable                                   330.6     290.3
  Accrued salaries and wages                                98.4      80.9
  Federal and state income taxes payable                     0.9      27.2
  Accrued interest payable                                  22.3      27.3
  Other current liabilities                                216.5     163.4
Total Current Liabilities                               $  831.0     721.0
Long-Term Debt                                           1,966.6   1,558.2
Deferred Income Taxes                                      434.4     506.1
Other Liabilities                                           40.1       4.2
Shareholders' Equity:
  Common stock ($.10 par value):
    Class A-authorized 900 million shares:
      Issued 137.9 million shares in 1998                   13.8      11.9
          and 119.5 million shares in 1997
    Class B-authorized 900 million shares:
      Issued 102.6 million shares in 1998                   10.3      10.3
          and 102.7 million shares in 1997
  Capital in excess of par value                           740.5     379.1
  Retained earnings                                      1,394.2   1,390.8
  Currency translation adjustment                           (1.0)     (2.5)
                                                         2,157.8   1,789.6
  Less treasury stock, at cost-
   9.7 mi shares in 1998 and 8.8 mi shares in 1997         185.1     165.6
  Less unamortized deferred compensation                     2.3       2.5
Total Shareholders' Equity                               1,970.4   1,621.5
Total Liabilities and Shareholders' Equity              $5,242.5  $4,411.0
===========================================================================
                           SEE ACCOMPANYING NOTES.

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                              TYSON FOODS, INC.
THREE YEARS ENDED OCTOBER 3, 1998            (IN MILLIONS EXCEPT PER SHARE DATA)
                                         1998                1997                 1996
                                    Shares   Amount    Shares     Amount    Shares     Amount
CLASS A COMMON STOCK
Beginning Balance                     119.5    $11.9     79.7        8.0    79.7         $8.0
  Three-for-two stock split
  Acquisition                          18.4      1.9     39.8        3.9
                                   -----------------------------------------------------------
Ending Balance                        137.9     13.8    119.5       11.9    79.7         $8.0
CLASS B COMMON STOCK
Beginning Balance                     102.7     10.3     68.5        6.8    68.5          6.8
  Three-for-two stock split                              34.2        3.5
                                   -----------------------------------------------------------
Ending Balance                        102.7     10.3    102.7       10.3    68.5          6.8
CAPITAL IN EXCESS OF PAR VALUE
Beginning Balance                              379.1               375.4                377.9
  Exercise of Options                           (0.2)               (0.3)                (2.5)
  Acquisitions                                 361.6                 4.0
                                   -----------------------------------------------------------
Ending Balance                                 740.5               379.1                375.4
RETAINED EARNINGS
Beginning Balance                            1,390.8             1,232.4              1,162.3
  Net income                                    25.1               185.8                 86.9
  Three-for-two stock split                                         (7.4)
  Dividends: Class A per share                 (21.7)              (20.0)               (16.8)
   (1998-$.10;1997-$.095;1996-$.09)
   Class B per share (1998-$.09;
   1997-$.086; 1996-$.072)
                                   -----------------------------------------------------------
Ending Balance                               1,394.2             1,390.8              1,232.4
CURRENCY TRANSLATION ADJUSTMENT
Beginning Balance                               (2.5)               (2.8)                (5.2)
  Currency translation adjustment                1.5                 0.3                  2.4
                                   -----------------------------------------------------------
Ending Balance                                  (1.0)               (2.5)                (2.8)
TREASURY STOCK
Beginning Balance                      8.8    (165.6)    3.2       (75.4)   3.4         (79.2)
  Purchases                            1.1     (22.3)    5.2      (109.6)   0.1          (1.3)
  Exercise of options                 (0.2)      2.8    (0.2)        2.6   (0.3)          5.1
  Acquisition                                           (1.0)       16.8
  Three-for-two stock split                              1.6
                                   -----------------------------------------------------------
Ending Balance                         9.7    (185.1)    8.8      (165.6)   3.2         (75.4)
UNAMORTIZED DEFERRED COMPENSATION
Beginning Balance                               (2.5)               (2.7)                (2.9)
  Amortization of deferred
    compensation                                 0.2                 0.2                  0.2
                                   -----------------------------------------------------------
Ending Balance                                  (2.3)               (2.5)                (2.7)
                                   -----------------------------------------------------------
Total Shareholders' Equity                  $1,970.4            $1,621.5             $1,541.7
                                   ===========================================================
SEE ACCOMPANYING NOTES.
                                      64

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                              TYSON FOODS, INC.
 THREE YEARS ENDED OCTOBER 3, 1998                            (IN MILLIONS)
----------------------------------------------------------------------------------------------
                                                                1998       1997        1996
----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                  $  25.1      $185.8       $86.9
  Adjustments to reconcile net income
    to cash provided by operating activities:
      Depreciation                                              243.1       202.8       211.7
      Amortization                                               33.3        27.6        27.6
      Restructuring and related asset impairment                214.6
      Deferred income taxes                                    (144.5)       10.5        15.9
      Minority interest                                                                  (3.3)
      Foreign currency exchange loss                                                      9.0
      (Gain) Loss on dispositions of property, plant and         (2.3)      (34.8)        2.2
        equipment
      Decrease (increase) in accounts receivable                 32.8       (68.4)      (66.9)
      Decrease (increase) in inventories                         79.8       143.6      (126.7)
      (Decrease) increase in trade accounts payable              (6.6)       19.2        (4.7)
      Net change in other current assets and liabilities         21.1        54.7        21.6
----------------------------------------------------------------------------------------------
Cash Provided by Operating Activities                           496.4       541.0       173.3
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net cash paid for acquisitions                               (258.5)       (4.3)
  Additions to property, plant and equipment                   (310.4)     (291.2)     (214.0)
  Proceeds from sale of assets                                  136.0       223.4        21.1
  Net change in other assets and liabilities                    (13.3)      (63.8)      (29.5)
----------------------------------------------------------------------------------------------
Cash Used for Investing Activities                             (446.2)     (135.9)     (222.4)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in notes payable                                     (74.4)       (2.2)      (55.7)
  Proceeds from long-term debt                                1,027.1       131.4       475.6
  Repayments of long-term debt                                 (954.7)     (420.8)     (351.5)
  Purchase of treasury shares                                   (22.3)     (109.6)       (1.3)
  Other                                                          (2.9)      (17.2)      (15.0)
----------------------------------------------------------------------------------------------
Cash Provided by (Used for) Financing Activities                (27.2)     (418.4)       52.1
Effect of Exchange Rate Change on Cash                           (0.1)        0.3         0.5
----------------------------------------------------------------------------------------------
(Decrease) Increase in Cash                                      22.9       (13.0)        3.5
Cash and Cash Equivalents at Beginning of Year                   23.6        36.6        33.1
----------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                     $   46.5       $23.6       $36.6
----------------------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              TYSON FOODS, INC.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Consolidation: The consolidated financial statements include the accounts of
subsidiaries.   All significant intercompany accounts and transactions  have been eliminated in consolidation.

Description of Business: The Company is a fully integrated producer, processor and marketer of chicken, chicken-based food products and convenience food items. The Company's food products are sold in the domestic foodservice, retail and wholesale club markets as well as internationally.

Fiscal Year: The Company utilizes a 52- or 53- week accounting period which ends on the Saturday closest to Sept. 30.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash equivalents consist of investments in short-term, highly liquid securities having original maturities of three months or less, which are made as part of the Company's cash management activity. The carrying values of these assets approximate their fair market values. As a result of the Company's cash management system, checks issued, but not presented to the banks for payment, may create negative cash balances. Checks outstanding in excess of related cash balances totaling approximately $158.8 million at Oct. 3, 1998, and $147 million at Sept. 27, 1997, are included in trade accounts payable, accrued salaries and wages and other current liabilities.

Inventories: Live poultry consists of broilers and breeders. Broilers are stated at the lower of cost (first-in, first-out) or market and breeders are stated at cost less amortization. Breeders costs are accumulated up to the production stage and amortized into broiler costs over the estimated production lives based on historical egg production. Live hogs consist of breeding stock and finishing hogs which are carried at lower of cost (first-in, first-out) or market. The cost of live hogs is included in cost of sales when the hogs are sold. Broilers, live hogs, dressed and further-processed products, seafood-related products, hatchery eggs and feed and supplies are valued at the lower of cost (first-in, first-out) or market.

                                                            (IN MILLIONS)
---------------------------------------------------------------------------
                                                  1998             1997
---------------------------------------------------------------------------
Dressed and further-processed products        $  410.4         $  366.1
Live poultry and hogs                            374.2            353.4
Seafood related products                          49.2             39.5
Hatchery eggs and feed                            71.5             57.8
Supplies                                          78.8             69.3
---------------------------------------------------------------------------
                                              $  984.1         $  886.1
---------------------------------------------------------------------------

Property, Plant and Equipment and Depreciation: Depreciation is provided primarily by the straight-line method using estimated lives for buildings and leasehold improvements of 10 to 39 years; machinery and equipment of three  to  12  years; vessels of 16 to 30 years; and other of  three  to  20 years.

The Company capitalized interest costs of $1.8 million in 1998, $3.4 million in 1997 and $3.8 million in 1996 as part of the cost of major asset construction projects. Approximately $193.2 million will be required to complete construction projects in progress at Oct. 3, 1998.

The major categories of property, plant and equipment and accumulated depreciation, at cost, are as follows:

                                                            (IN MILLIONS)
----------------------------------------------------------------------------
                                                    1998          1997
----------------------------------------------------------------------------
Land                                             $   57.8     $   47.7
Buildings and leasehold improvements              1,163.0        931.9
Machinery and equipment                           2,004.6      1,838.9
Vessels                                              83.8        101.7
Land improvements and other                         112.6         90.7
Buildings and equipment under construction          262.6        152.3
----------------------------------------------------------------------------
                                                  3,684.4      3,163.2
Less accumulated depreciation                     1,427.9      1,238.4
----------------------------------------------------------------------------
                                                 $2,256.5     $1,924.8
----------------------------------------------------------------------------

Excess of Investments Over Net Assets Acquired: Costs in excess of net assets of businesses purchased are amortized on a straight-line basis over periods ranging from 15 to 40 years. The carrying value of excess of investments over net assets acquired is reviewed at each balance sheet date to determine if facts and circumstances suggest that it may be impaired. If this review indicates that the excess of investments over net assets acquired may not be recoverable, an estimate of the undiscounted cash flows of the entity acquired is prepared and the Company's carrying value of excess of investments over net assets acquired will be reduced by the estimated shortfall of cash flows. At Oct. 3, 1998 and Sept. 27, 1997, the accumulated amortization of excess of investments over net assets acquired was $196.4 million and $165.8 million, respectively. See also Footnote 4 Impairment and Other Charges.

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

On Jan. 10, 1997, the Company's Board of Directors authorized a three-for-two stock split in the form of a stock dividend, effective Feb. 15, 1997, for shareholders of record on Feb. 1, 1997.


Stock-Based Compensation: The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123).


Financial Instruments: Periodically, the Company uses derivative financial instruments to reduce its exposure to various risks. As a policy, the Company does not engage in speculative transactions not does the Company hold or issue financial instruments for trading purposes. Contracts that effectively meet risk reduction and correlation criteria are recorded using hedge accounting. Interest rate swaps are used to hedge exposure to changes in interest rates under various leveraged equipment loans. Settlements of interest rate swaps are accounted for as an adjustment to interest expense. Gains and losses are recognized immediately if the underlying instrument is settled. Commodity futures and options are used to hedge a portion of the Company's purchases of certain commodities for future processing requirements. Such contracts are accounted for as hedges, with gains and losses recognized as part of cost of goods sold, and generally have terms of less than 15 months. Foreign currency forwards and option contracts are used to hedge sale transactions denominated in foreign currencies, primarily Japanese Yen, to reduce the currency risk associated with fluctuating exchange rates. Such contracts generally have terms of less than one year. Unrealized gains and losses are deferred as part of the basis of the underlying transaction.


Earnings Per Share: The Company adopted FASB statement No. 128, "Earnings Per Share," effective for the year ending Oct. 3, 1998. All prior-period earnings per share data have been restated. This Statement requires dual presentation of basic and diluted earnings per share on the face of the income statement. Stock options issued pursuant to Company compensation plans are the only dilutive securities in all periods presented.

The following table sets forth the computation of basic and diluted earnings per share:
                                                 (In millions)

                                           1998             1997
                                        ----------      -------------
Numerator:
   Net Income                             $ 25.1           $ 185.8
                                           =====            ======
Denominator:
   Denominator for basic
     earnings per share-
     weighted average shares               226.7             216.3

   Effect of dilutive securities:
     Employee stock options                  1.2               1.9
                                          -------           -------
   Denominator for diluted
     earnings per share-
     adjusted weighted average
     shares and assumed conversions        227.9             218.2
                                          =======           =======
Basic earnings per share                  $ 0.11            $ 0.86
                                          =======           =======
Diluted earnings per share                $ 0.11            $ 0.85
                                          =======           =======

Income Taxes: The Company follows the liability method in accounting for deferred income taxes. The liability method provides that deferred tax liabilities are recorded at currently enacted tax rates based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences.

Advertising and Promotion Expenses: Advertising and promotion expenses are charged to operations in the period incurred. Advertising and promotion expenses for 1998, 1997 and 1996 were $294.2 million, $233.2 million and $228 million, respectively.

Comprehensive Income: In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No.
130). The provisions of SFAS No. 130 require companies to classify items of comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital in excess of par value in the consolidated financial statements. The Company's comprehensive income items, primarily foreign currency translation adjustments, are not material; accordingly, the effect of adopting this statement will not be material when it becomes effective for fiscal 1999.

Segment Reporting: In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131). Under the provisions of SFAS No. 131, public business enterprises must report financial and descriptive information about its reportable segments. Management is finalizing its study of SFAS No. 131 as well as the Company's operations to determine all of the Company's reportable segments. Based upon this analysis, the Company believes that one segment, consumer poultry, will account for at least 75% of revenue and operating income. This statement will be effective for fiscal 1999.

Derivative Instruments and Hedging Activities: In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). The
provisions of SFAS No. 133 requires all derivatives to be recorded on the balance sheet at fair value. SFAS No. 133 establishes "special accounting" for fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of this statement will be on the earnings and financial position of the Company when it becomes effective for fiscal 2000.

Costs Associated with Computer Software: In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for
Internal   Use  (SOP  98-1).  This  statement  provides  guidance   on   the
capitalization of certain costs incurred in developing or acquiring internal-use computer software. The Company believes the adoption of SOP 98-1 in fiscal 2000 will not have a material impact on its financial position or results of operations.



NOTE 2: ACQUISITIONS

On Jan. 9, 1998, the Company completed the acquisition of Hudson Foods, Inc. (Hudson) pursuant to which Hudson merged with and into a wholly-owned subsidiary of the Company (the Hudson Acquisition). At the effective time of the acquisition, the Class A and Class B shareholders of Hudson received an aggregate of approximately 18.4 million shares of the Company's Class A common stock valued at approximately $363.5 million and approximately $257.4 million in cash. The Company borrowed funds under its commercial paper program to finance the $257.4 million cash portion of the Hudson Acquisition and repay approximately $61 million under Hudson's revolving credit facilities. The Hudson Acquisition has been accounted for as a purchase and the excess of investment over net assets acquired is being amortized straight-line over 40 years. The Company's consolidated results of operations include the operations of Hudson since the acquisition date. The following unaudited pro forma information shows the results of operations as though the purchase of Hudson had been made at the beginning of fiscal 1997.

                               (In millions, except per share data)

                                         1998           1997
                                    --------------------------
        Net sales                     $7,831.0       $8,020.8
        Net income                        16.8          140.3
        Basic Earnings Per Share          0.07           0.60
        Diluted Earnings Per Share    $   0.07       $   0.59

The unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of 1997, or the results that may occur in the future.

On Aug. 1, 1997, the Company acquired Mallard's Food Products, Inc. (Mallard's) for a combination of one million shares of the Company's Class A stock valued at $20.8 million and cash of $4.0 million. Mallard's, with two plants in Modesto, Calif., has annual sales of approximately $33 million. This transaction has been accounted for as a purchase, and the results of operations for this acquisition has been included in the Company's consolidated results of operations since the acquisition date. No pro forma information is provided as the results of operations for this acquisition are not significant to the Company.


NOTE 3: DISPOSITIONS

On June 9, 1998, the Company and Pierre Foods, LLC (Pierre), a wholly owned subsidiary of Fresh Foods, Inc. completed an asset purchase agreement for Pierre to acquire the Pierre Foods division from the Company. The Pierre Foods division, based in Cincinnati, Ohio, is primarily engaged in producing and distributing packaged, precooked food products to the foodservice industry. On Aug. 28, 1998, the Company sold its Caryville, Tenn. meat processing facility to Advance Food Company, Inc. of Enid, Okla. Both of these facilities were acquired with the Hudson Acquisition. Under the terms of both agreements, the Company received $128 million in cash. The Company recognized no gain or loss on the sale of these assets. In addition, no pro forma information is provided as the operations of these facilities were not significant to the Company.


NOTE 4: IMPAIRMENT AND OTHER CHARGES

The Company recorded charges totaling $214.6 million on a pre-tax basis ($0.68 per share) during the fourth quarter of 1998. These charges consist of $142.2 million for asset impairment of property, plant and equipment, writedown of related excess of investments over net assets acquired and severance costs, $48.4 million for losses in the Company's export business to Russia which has been adversely affected by the continuing economic problems in Russia and $24 million for other charges related primarily to workers compensation and employment practice liabilities. These charges have been classified in the Consolidated Statements of Income as $142.2 million in asset impairment and other charges, $48.4 million included in selling expenses, $20.5 million included in cost of sales and $3.5 million included in other expense. Additionally, the foreign losses have been netted with accounts receivable on the Consolidated Balance Sheets.

As previously announced, the Company's Board of Directors approved management's proposed restructure plan on Aug. 28, 1998. The restructuring, which resulted in asset impairment and other charges, is in furtherance of the Company's previously stated objective to focus on its core business, chicken. The recent acquisition of Hudson Foods, Inc. and the assimilation of Hudson's facilities and operations into the Company's business have permitted the Company to review and rationalize the productive capabilities and cost structure of its core business. Further, the Company intends to continue the rationalization of its seafood assets. This rationalization may include divestiture, redeployment, and other possible business transactions, exploring all alternatives in an orderly fashion. The restructuring includes, among other things, the closure of eight plants and feedmills resulting in work force reductions, the writedown of excess of investments over net assets acquired allocated to closed facilities, the reconfiguration of various production facilities and the writedown of certain seafood assets to estimated net realizable value.

The major components of the asset impairment and related charges consist of the following:
                                                       (IN MILLIONS)
--------------------------------------------------------------------
Impairment of property, plant and equipment                  $120.7
Writedown of related excess of investments
   over net assets acquired                                    19.3
Severance and other related costs                               2.2
--------------------------------------------------------------------
                                                             $142.2
====================================================================
The  impairment charge represents the excess of the carrying value of  those
assets  discussed above over their fair value less cost to  sell.   Impaired
assets which are expected to be disposed of within the next 12 months are included in assets held for sale.

The writedown of excess of investments over net assets acquired is related to plant closings and related book value impairments, which originated from prior business acquisitions. Substantially, all of the severance and related costs will be paid in fiscal 1999.

During the fourth quarter, the Russian Ruble was devalued from 6.3 to 16.0. This event and other related economic factors in Russia resulted in the Company recognizing losses of $48.4 million.

The majority of the $24.0 million charge noted above relates primarily to revisions to the Company's estimated liabilities for workers compensation and employment practice related matters. This charge is based upon two separate actuarial studies completed during the fourth quarter.


NOTE 5: ASSETS HELD FOR SALE

On Oct. 27, 1998, the Company and Rose Acre Farms, Inc. signed an asset purchase agreement whereby Rose Acre Farms, Inc. will acquire the Company's National Egg Products Company operations in Social Circle, Ga. This operation, which is reflected in assets held for sale at Oct. 3, 1998, was acquired with the Hudson Acquisition. This transaction is expected to be finalized in the first quarter of fiscal 1999 at an amount which approximates its carrying value.

The Company also intends to sell Willow Brook Foods, its integrated turkey production and processing business, and its Albert Lea, Minn., processing facility which primarily produces the Schweigert brand of sausages, lunch and deli meats and other related products. These operations, which are reflected in assets held for sale at Oct. 3, 1998, were acquired with the Hudson Acquisition.

During 1996, the Company announced its intention to sell its beef and pork further-processing operations in its effort to return to its core business. On Nov. 25, 1996, the Company sold its beef further-processing operations, known as Gorges/Quik-to-Fix Foods, resulting in a pre-tax gain of $41 million which was recorded in other income for fiscal 1997 in the Consolidated Statements of Income. The operating results of this facility were not material to the Company in 1997. During 1997, the Company recorded an impairment loss of $11.2 million for the pork further-processing assets, which was classified as an operating charge in the Consolidated Statements of Income. The Company has closed the pork further-processing facility and recorded an additional $4 million writedown of this facility in fiscal 1998.


NOTE 6: FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

Interest Rate Instruments: Interest rate swaps with notional amounts of $141.7 million and $147.7 million were in effect at Oct. 3, 1998, and Sept. 27, 1997, respectively. Fair values of these swaps were ($8.1) million and ($1.3) million at Oct. 3, 1998, and Sept. 27, 1997, respectively. Fair values of interest rate instruments are estimated amounts the Company would receive or pay to terminate the agreements at the reporting dates. These swaps mature from 2005 to 2008.

Commodity and Foreign Currency Contracts: At Oct. 3, 1998, and Sept. 27, 1997, the Company held the following commodity and foreign currency contracts:

               (DOLLARS IN MILLIONS, EXCEPT PER UNIT CONTRACT/STRIKE PRICES)
                                         Notional       Weighted Average     Fair Value
                                          Amount     Contract/Strike Price
                                      1998     1997     1998     1997      1998     1997
Long position in corn                $17.4    $ -      $2.32    $ -       $17.0    $ -
Short position in corn                20.5     10.1     2.11     2.65      20.2     9.9
Long positions in soybean oil          2.1      -      24.24      -         2.1      -
Short positions in soybean oil         1.5      -      24.40      -         1.5      -
Short positions in soybean meal         -       7.1      -     215.00        -      6.5
Sold option contracts to sell
  Japanese Yen for US$                 6.5     42.5   109.48   113.20        -     (1.0)
Purchased option contracts to
  Purchase Japanese Yen for US$        5.6     38.0    126.69   126.75      0.4     0.5
Foreign forward exchange contracts      -       0.5      -      102.45       -      0.4

Fair Value of On-Balance Sheet Financial Instruments: The Company's significant financial instruments include cash and cash equivalents, investments and debt. In evaluating the fair value of significant financial instruments, the Company generally uses quoted market prices of the same or similar instruments or calculates an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities. As of Oct. 3, 1998, and Sept. 27, 1997, the fair value of financial instruments held by the Company approximated the recorded value except for long-term debt. Fair value of long-term debt was $2.1 billion and $1.7 billion at Oct. 3, 1998, and Sept. 27, 1997, respectively.

Concentrations of Credit Risk: The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company's cash equivalents are in high quality securities placed with major banks and financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geograhic areas. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. No single group or customer represents greater than 10% of total accounts receivable.


NOTE 7: CONTINGENCIES AND COMMITMENTS

The Company is involved in various lawsuits and claims made by third parties on an ongoing basis as a result of its day-to-day operations. Although the outcome of such items cannot be determined with certainty, the Company's general counsel and management are of the opinion that the final outcome should not have a material effect on the Company's results of operations or financial position.

On Dec. 29, 1997, the Company entered into a plea agreement resolving the Office of Independent Counsel's (OIC) investigation of the Company in connection its investigation of former Secretary of Agriculture Michael Espy. The Company entered a guilty plea to a single count of violating the illegal gratuity statute, 18 U.S.C. 201(c)(1). The Company was sentenced on Jan. 12, 1998 to pay a fine of $4 million, costs of prosecution of $2 million and was placed on probation for four years. At the time of its plea, the Company also entered a Compliance Agreement with the OIC and the U.S. Department of Agriculture requiring it to implement a compliance program.

Following the entry of its guilty plea, the Company and others were named as defendants in a putative class action suit brought on behalf of all individuals who sold beef cattle to beef packers for processing between certain dates in 1993 and 1998. This action, captioned Wayne Newton, et al.
v. Tyson Foods, Inc., et al., U.S. District Court, Northern District of Iowa, Civil Action No. 98-30, asserts claims under the Racketeer Influenced and Corrupt Organizations statute as well as a common-law claim for intentional interference with prospective economic advantage. Plaintiffs allege that the gratuities which were the subject of the Company's plea resulted in a competitive advantage for poultry products vis-a-vis beef products. Plaintiffs request trebled damages in excess of $3 billion, plus attorney's fees and costs. While management is not able to determine the outcome of this matter at this time, based upon information currently available, management presently does not believe that this lawsuit has merit and will not have a material adverse effect on the Company's financial position or its results of operations.

On July 28, 1997, Hudson received notice from the U.S. Department of Justice
(DOJ) that it was prepared to bring an action against Hudson for the alleged violation of the Clean Water Act at Hudson's Berlin, Md., poultry processing facility. The DOJ alleged that over the past five years, Hudson had repeatedly discharged pollutants in quantities in excess of its National
Pollutant Discharge Elimination System (NPDES) permit limits, violated monitoring and sampling requirements of its NPDES permit and failed to provide notice of NPDES violations. On Sept. 19, 1997, Hudson entered into an agreement in principle with the DOJ for the settlement of these claims. On May 8, 1998, a Consent Decree between the United States, Hudson and the Company was filed with the U.S. District Court together with a Complaint alleging these violations. On Oct. 6, 1998, the U.S. District Court approved and entered the Consent Decree. The Consent Decree, while stating that Hudson denies the violations alleged in the Complaint, provides for the payment to the United States of $4 million and the expenditure of $2 million in supplemental environmental projects (SEPs).

On or about July 23, 1998, the Maryland Department of the Environment (MDE) filed a Complaint for Injunctive Relief and Civil Penalty (the Complaint) against the Company in the Circuit Court of Worcester County, Md., for the alleged violation of certain Maryland water pollution control laws with respect to the Company's land application of sludge to Company owned agricultural land near Berlin, Md. The MDE seeks, in addition to injunctive and equitable relief, civil penalties of up to $10,000 per day for each day the Company had allegedly operated in violation of the Maryland water pollution control laws. The Company has only recently received the
Complaint, is reviewing and researching the factual matters asserted therein, and intends to vigorously defend against the same. The Company does not believe any penalties, if imposed, would have a material adverse effect on the Company's results of operations or financial condition.

The  Company  leases certain farms and other properties  and  equipment  for which the total rentals thereon approximated $46.7 million in 1998, $34 million in 1997 and $35.7 million in 1996. Most farm leases have terms ranging from one to 10 years with various renewal periods. The most significant obligations assumed under the terms of the leases are the upkeep of the facilities and payments of insurance and property taxes.

Minimum lease commitments under noncancelable leases at Oct. 3, 1998, total $141.8 million composed of $46.8 million for 1999, $37.2 million for 2000, $26.0 million for 2001, $16.2 million for 2002, $9.8 million for 2003 and $5.8 million for later years. These future commitments are expected to be offset by future minimum lease payments to be received under subleases of approximately $16.7 million.

The Company assists certain of its swine and poultry growers in obtaining financing for growout facilities by providing the growers with extended growout contracts and conditional operation of the facilities should a grower default under their growout or loan agreement. The Company also guarantees debt of outside third parties of $60 million.


NOTE 8: LONG-TERM DEBT

The Company has an unsecured revolving credit agreement totaling $1 billion which supports the Company's commercial paper program. This $1 billion facility expires in May 2002. At Oct. 3, 1998, $506.9 million in commercial paper was outstanding under this facility. The Company's $250 million facility was terminated effective May 4, 1998.

At Oct. 3, 1998, the Company had outstanding letters of credit totaling approximately $108.5 million issued primarily in support of workers' compensation insurance programs, industrial revenue bonds and the leveraged equipment loans.

Under the terms of the leveraged equipment loans, the Company had restricted cash totaling approximately $44.7 million which is included in investments and other assets at Oct. 3, 1998. Under these leveraged loan agreements, the Company entered into interest rate swap agreements to effectively lock in a fixed interest rate for these borrowings.

Annual maturities of long-term debt for the five years subsequent to Oct. 3, 1998 are: 1999-$77.6 million; 2000-$251.3 million; 2001-$125.2 million; 2002-
$538.3 million and 2003-$178.5 million.

The revolving credit agreement and notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and fixed charges and a maximum total debt-to-capitalization ratio. The Company is in compliance with most of these covenants at year end and has obtained waivers for covenants in which the Company is not in compliance.

The weighted average interest rate on all outstanding short-term borrowing was 5.6% at Oct. 3, 1998, and Sept. 27, 1997.

Long-term debt consists of the following:
                                                            (IN MILLIONS)
-------------------------------------------------------------------------------
                                                 Maturity     1998        1997
-------------------------------------------------------------------------------
Commercial paper
  (5.6% effective rate at 10/3/98)                   2002 $  506.9    $  638.7
Debt securities:
    6.75%  notes                                     2005    149.3       149.1
    6.625% notes                                     2005    149.5       149.3
    6.39-6.41%  notes                                2000     50.0        50.1
    6% notes                                         2003    146.8           -
    7% notes                                         2028    145.9           -
    7% notes                                         2018    236.3           -
Institutional notes:
   10.33% notes                                      1999        -        33.7
   10.61% notes                                 1999-2001    106.3       125.0
   10.84% notes                                 2002-2006     50.0        50.0
   11.375% notes                                1999-2002     12.8        17.1
Mandatory Par Put Remarketed
  Securities (5.88% effective rate at 10/3/98)       2010     50.2           -
  6.08% notes                                        2010    100.4           -
Revolving credit facility                            2002        -       130.0
Leveraged equipment loans
   (rates ranging from 4.7% to 6.0%)            2005-2008    170.5       166.5
Other                                             various     91.7        48.7
-------------------------------------------------------------------------------
                                                          $1,966.6    $1,558.2
===============================================================================

NOTE 9: INCOME TAXES

Detail of the provision for income taxes consists of:
                                                               (IN MILLIONS)
----------------------------------------------------------------------------
                                       1998          1997          1996
----------------------------------------------------------------------------
Federal                              $ 50.1        $129.7         $49.9
State                                  (4.2)         14.2          (0.9)
----------------------------------------------------------------------------
                                     $ 45.9       $143.9         $49.0
============================================================================
Current                              $ 80.6        $133.4         $33.1
Deferred                              (34.7)         10.5          15.9
----------------------------------------------------------------------------
                                     $ 45.9        $143.9         $49.0
============================================================================

The reasons for the difference between the effective income tax rate and the statutory U.S. federal income tax rate are as follows:

---------------------------------------------------------------------------
                                               1998      1997       1996
---------------------------------------------------------------------------
U.S. federal income tax rate                   35.0%     35.0%      35.0%
Amortization of excess of investments
   Over net assets acquired                    23.6       8.6        5.9
State income taxes (benefit)                   (3.8)      2.8       (0.4)
Foreign sales corp benefit                     (9.6)       -          -
Foreign Losses                                 20.5        -          -
Other                                          (1.0)     (2.8)      (3.5)
---------------------------------------------------------------------------
                                               64.7%     43.6%      37.0%
===========================================================================

The Company follows the liability method in accounting for deferred income taxes. The liability method provides that deferred tax liabilities are recorded at current tax rates based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes referred to as temporary differences. Significant components of the Company's deferred tax liabilities as of Oct. 3, 1998, and Sept. 27, 1997, are as follows:

                                                             (IN MILLIONS)
----------------------------------------------------------------------------
                                                          1998         1997
----------------------------------------------------------------------------
Basis difference in property, plant and equipment       $289.9       $267.9
Suspended taxes from conversion to accrual method        135.1        142.7
Other                                                      9.4         95.5
----------------------------------------------------------------------------
                                                        $434.4       $506.1
============================================================================

The Omnibus Budget Reconciliation Act of 1987 required family-owned farming businesses to use the accrual method of accounting for tax purposes. Internal Revenue Code Section 447(i) provides that if any family corporation is required to change its method of accounting for any taxable year, such corporation shall establish a suspense account in lieu of taking the adjustments into taxable income. The suspense account, which represents the initial catch-up adjustment to change from the cash to accrual method of accounting, is not currently includable in the Company's taxable income and any related income taxes are deferred. However, legislation was enacted in 1997 which now requires the Company to pay down the suspense account over 20 years.


NOTE 10: RESTRICTED STOCK AND STOCK OPTIONS

The Company has outstanding 189,000 restricted shares of Class A stock. The restriction expires over periods ranging from 10 to 26 years. The unamortized portion is classified on the Consolidated Balance Sheets as deferred compensation in shareholders' equity.

The Company has a nonqualified stock option plan which provides for granting options for shares of Class A stock at a price not less than the fair market value at the date of grant. The options generally become exercisable ratably over four to eight years from the date of grant and must be exercised within 10 years of the grant date.

A summary of the Company's stock option activity for the plan is as follows:
-------------------------------------------------------------------------------
                                                    Shares     Weighted Average
                                                    Under       Exercise Price
                                                    Option         Per Share
-------------------------------------------------------------------------------
Outstanding, Sept. 30, 1995                        4,118,171        $13.79
Exercised                                           (320,535)         8.05
Canceled                                            (459,150)        14.49
Granted                                            2,129,775         15.04
-------------------------------------------------------------------------------
Outstanding, Sept. 28, 1996                        5,468,261         14.55
Exercised                                           (163,906)        13.83
Canceled                                            (560,296)        15.06
Granted                                            3,598,275         17.92
-------------------------------------------------------------------------------
Outstanding, Sept. 27, 1997                        8,342,334         15.99
Exercised                                           (178,467)        14.18
Canceled                                            (313,019)        15.84
Granted                                              504,700         18.00
-------------------------------------------------------------------------------
Outstanding, Oct. 3, 1998                          8,355,548        $16.15
===============================================================================

The number of options exercisable was as follows: Oct. 3, 1998- 1,202,498, Sept. 27, 1997- 806,837 and Sept. 28, 1996- 442,616. The remainder of the options outstanding at Oct. 3, 1998, are exercisable ratably through November 2007. The number of shares available for future grants was 6,459,402 and 6,651,083 at Oct. 3, 1998, and Sept. 27, 1997, respectively.

The following table summarizes information about stock options outstanding at Oct. 3, 1998:

                          Options Outstanding                          Options Exercisable
Range of       Shares          Weighted        Weighted     Shares            Weighted
Exercise       Outstanding     Average         Average      Exercisable       Average
Prices                         Remaining       Exercise                       Exercise
                               Contractual     Price                          Price
                               Life(in years)
$ 4.82 -  6.58      27,389          4.3         $ 5.79           27,389         $ 5.79
 14.33 - 14.50   2,619,609          5.9          14.40        1,174,359          14.40
 14.58 - 15.17   1,815,825          8.0          15.02              750          15.17
 17.92 - 18.00   3,892,725          8.1          17.93             -                -
-------------------------------------------------------------------------------------------
                 8,355,548                                    1,202,498

The weighted average fair value of options granted during 1998 and 1997 is approximately $7.10 and $7.15, respectively. The fair value of each option grant is established on the date of grant using the Black-Scholes option-pricing model. Assumptions include an expected life of eight years, weighted average risk-free interest rates ranging from 5.5% to 6.4%, expected volatility of 0.2% and dividend yield of 0.5% in both 1998 and 1997.

As permitted by SFAS No. 123, the Company chose to continue accounting for stock options at their intrinsic value. Accordingly, no compensation expense was recognized for its stock option compensation plans. Had the fair value method of accounting been applied to the Company's stock option plans, the tax-effected impact would be as follows:

____________________________________________________________________________
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)      1998        1997        1996
____________________________________________________________________________
Net Income
     As reported                            $25.1      $185.8       $86.9
     Pro forma                               21.0       182.0        85.7
Earnings Per Share
     As reported
        Basic                                0.11        0.86        0.40
        Diluted                              0.11        0.85        0.40
     Pro forma
        Basic                                0.09        0.84        0.39
        Diluted                              0.09        0.83        0.39
____________________________________________________________________________

Pro forma net income reflects only options granted in 1998, 1997 and 1996.

NOTE 11: TRANSACTIONS WITH RELATED PARTIES

The Company has operating leases for farms, equipment and other facilities with the Senior Chairman of the Board of Directors of the Company and certain members of his family, as well as a trust controlled by him, for rentals of $5.4 million in 1998, $5.6 million in 1997 and $7 million in
1996. Other facilities, including a cold storage distribution facility in 1996, have been leased from the Company's profit sharing plan and other officers and directors for rentals totaling $3.4 million in 1998, $5.3 million in 1997 and $6.6 million in 1996. In 1997, the Company purchased the cold storage distribution facility as well as other facilities from the profit sharing plan.

Certain officers and directors are engaged in poultry and swine growout operations with the Company whereby these individuals purchase animals, feed, housing and other items to raise the animals to market weight. The total value of these transactions amounted to $11.5 million in 1998, $12.3 million in 1997 and $11.7 million in 1996.


NOTE 12: BENEFIT PLANS

The Company has defined contribution retirement and incentive benefit programs for various groups of Company personnel. Company discretionary contributions, which are determined by the Board of Directors, totaled $31.8 million, $26.8 million and $24.0 million for 1998, 1997 and 1996, respectively.


NOTE 13: SUPPLEMENTAL INFORMATION

                                                            (IN MILLIONS)
----------------------------------------------------------------------------
                                         1998            1997         1996
----------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
    Cash paid during the period for:
      Interest                          $159.9         $123.4       $114.1
      Income Taxes                       196.9          124.1         40.5
----------------------------------------------------------------------------

SUPPLEMENTAL SALES INFORMATION: The Company sells certain of its products in foreign markets, primarily Canada, China, Georgia, Guatemala, Japan, Puerto Rico, Russia and Singapore as well as certain Middle Eastern countries and countries in the Caribbean. The Company's export sales for 1998, 1997 and 1996 totaled $687 million, $762.5 million and $790.9 million, respectively. Substantially all of the Company's export sales are transacted through unaffiliated brokers, marketing associations and foreign sales staffs. Foreign sales were less than 10% of total consolidated sales for 1998, 1997 and 1996, respectively.

NOTE 14: QUARTERLY FINANCIAL DATA (UNAUDITED)

                                         (IN MILLIONS EXCEPT PER SHARE DATA)
------------------------------------------------------------------------------------
1998                                   First       Second       Third      Fourth
                                      Quarter     Quarter      Quarter     Quarter
------------------------------------------------------------------------------------
Sales                                $1,520.8     $1,870.8     $1,953.6   $2,068.9
Gross Margin                            260.7        268.8        308.4      316.1
Net Income (Loss)                        44.9         23.3         46.6      (89.7)
Basic Earnings (Loss) Per Share          0.21         0.10         0.20      (0.39)
Diluted Earnings (Loss) Per Share        0.21         0.10         0.20      (0.39)
====================================================================================
1997
------------------------------------------------------------------------------------
Sales                                $1,527.9     $1,574.3     $1,591.2   $1,662.3
Gross Margin                            248.4        262.2        268.0      259.1
Net Income                               44.6         48.2         45.2       47.8
Basic Earnings Per Share                 0.21         0.22         0.21       0.22
Diluted Earnings Per Share               0.20         0.22         0.21       0.22
====================================================================================

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

      The Company maintains a system of internal accounting controls, and a program of internal auditing designed to provide reasonable assurance that the Company's assets are protected and that transactions are executed in accordance with proper authorization, and are properly recorded. This system of internal accounting controls is continually reviewed and modified in response to changing business conditions and operations and to recommendations made by the independent auditors and the internal auditors. During 1998, certain of these controls were reviewed and strengthened. Additionally, the Company has adopted a code of conduct and has hired an experienced full-time compliance officer. The management of the Company believes that the accounting and control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.

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

The accompanying consolidated financial statements have been audited by Ernst & Young LLP, independent auditors.

November 20, 1998

  /s/Wayne Britt                        /s/ Steven Hankins
  -----------------                     --------------------
     Wayne Britt                            Steven Hankins
Chief Executive Officer               Executive Vice President and
                                         Chief Financial Officer

                       REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS
Tyson Foods, Inc.

We have audited the accompanying consolidated balance sheets of Tyson Foods, Inc., as of October 3, 1998, and September 27, 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 3, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In  our  opinion, the financial statements referred to above present fairly, in  all  material  respects, the consolidated financial  position  of  Tyson
Foods, Inc., at October 3, 1998, and September 27, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 3, 1998, in conformity with generally accepted accounting principles.



Tulsa, Oklahoma                                      /s/Ernst & Young LLP
November 20, 1998                                    --------------------
                                                      Ernst & Young LLP

BOARD OF DIRECTORS
TYSON FOODS, INC.

DON TYSON, 68, senior chairman of the board of directors, served as chairman of the board until April 1995 when he was named senior chairman. Mr. Tyson served as chief executive officer until March 1991 and has been a member of the board since 1952. 1

JOE STARR, 65, a private investor, served as a vice president of Tyson until 1996. Mr. Starr has been a member of the board since 1969.

NEELY CASSADY, 70, is chairman of the board of Cassady Investments, Inc. and served as a senator in the Arkansas General Assembly from 1983 to 1996. Mr. Cassady has been a member of the board since 1974. 2,3,4

FRED VORSANGER, 70, is a private business consultant, manager of Bud Walton Arena and vice president emeritus of finance and administration at the
University of Arkansas. He is a director of McIlroy Bank & Trust Co. of Fayetteville, Ark. Mr. Vorsanger was a city director and mayor of Fayetteville and was a vice president at the U of A from 1968 until 1988. He has been a member of the board since 1977. 2,3,4

LELAND TOLLETT, 61, retired as chairman and chief executive officer Oct. 1, 1998. He had been chairman of the board since April 1995. He had served as vice chairman, president and chief executive officer since March 1991 and as president and chief operating officer from 1983 until 1991. Mr. Tollett has been a member of the board since 1984. 1

JOHN TYSON, 45, was named chairman of the board of directors effective Oct. 1, 1998. He had served as vice chairman since 1997. Previously he was president of the beef and pork division and director of governmental, media and public relations. He also has served as vice president and director of engineering/environmental/capital spending, as vice president of marketing/corporate accounts and as special projects manager. Mr. Tyson has been a member of the board since 1984. 1

SHELBY MASSEY, 65, is a farmer and a private investor. He served as senior vice chairman of the board of directors from 1985 to 1988 and has been a member of the board since 1985. 3,4

BARBARA TYSON, 49, is vice president of the company. Ms. Tyson has served in related capacities for the past seven years and was previously a regional sales manager in the foodservice division. Ms. Tyson has been a member of the board since 1988.

LLOYD HACKLEY, 57, is president and chief executive officer of Lloyd V. Hackley and Associates, Inc. He was president of the North Carolina Community College System from 1995 to 1997 and was chancellor and a tenured professor of political science at Fayetteville State University, Fayetteville, N.C., from 1988 to 1995. Mr. Hackley has been a member of the board since 1992. 2,4

DONALD WRAY, 61, is president and chief operating officer of Tyson Foods. He has held his current titles since April 1995 after serving as chief operating officer since 1991 and as senior vice president of the sales and marketing division since 1985. Mr. Wray has been a member of the board since 1994.

GERALD JOHNSTON, 55, a private investor, was executive vice president of finance for Tyson from 1981 to 1996 when he stepped down and became a consultant to the company. Mr. Johnston has been a member of the board since 1996.

WAYNE BRITT, 49, was named chief executive officer and was elected to the board of directors of Tyson effective Oct. 1, 1998. In his 26 years with Tyson, Mr. Britt has served as executive vice president and chief financial officer; senior vice president, international division; vice president, wholesale club sales and marketing; secretary-treasurer; controller; cost and budget manager; and complex controller.

1    Executive Committee
2    Audit Committee
3    Compensation Committee
4    Oversight Committee


                     CORPORATE AND OPERATIONAL OFFICERS
                              TYSON FOODS, INC.
Roy D. Brister                 Gerard A. Dowd                  William F. Kuckuck            David S. Purtle
Director,                      Senior Vice President,          Senior Vice President,        Executive Vice President,
Research and Nutrition         Foodservice Division            International Division        Operations, Transportation
                                                                                             and Warehousing
Wayne Britt                    James G. Ennis                  John S. Lea
Chief Executive Officer        Vice President, Controller      Senior Vice President,        Archie Schaffer III
                               and Chief Accounting Officer    Retail Sales and Marketing    Director, Media, Public
Roy Brown                                                                                    and Governmental Affairs
President,                     Louis C. Gottsponer, Jr.
Seafood Division               Assistant Secretary and         Dennis Leatherby              Dan Serrano
                               Director of Investor Relations  Senior Vice President,        Vice President,
Ellis Brunton                                                  Finance and Treasurer         Human Resources Operations
Vice President,                Steven Hankins
Research and Quality Assurance Executive Vice President        Greg W. Lee                   Donnie Smith
                               and Chief Financial Officer     Executive Vice President,     Vice President, Purchasing
Wayne B. Butler                                                Sales, Marketing and
President,                     R. Read Hudson                  Technical Services            John H. Tyson
Prepared Foods Group           Secretary                                                     Chairman of the
                                                               Bob E. Love                   Board of Directors
Jim Cate                       Greg Huett                      Vice President,
Senior Vice President,         Senior Vice President,          Research and Development      David L. Van Bebber
Specialty Products             Sales and Marketing-                                          Vice President and
                               Wholesale Club Division         Bill Lovette                  Director of Legal Services
Gary D. Cooper                                                 Senior Vice President,
Vice President,                William P. Jaycox               Poultry Operations            William E. Whitfield III
Management Information Systems Senior Vice President,                                        Vice President, Business
                               Human Resources                 Gene A. Lovette               Development and Analysis
John D. Copeland                                               Senior Vice President,
Director, Corporate            Lance E. Jensen                 Poultry Operations            Donald E. Wray
Ethics and Compliance          Vice President,                                               President and Chief
                               Strategic Project Development   Tim McGovern                  Operating Officer
John H. Curran                                                 Vice President, Distribution
Senior Vice President,         Carl G. Johnson                                               Robert Zimmerman
Retail Fresh Division          Vice President,                 Bill Moeller                  Vice President,
                               Asset and Risk Management       President, The Pork Group     Engineering


CORPORATE INFORMATION
TYSON FOODS, INC.

Closing Price of Company's Common Stock
_______________________________________________________________________________
                               Fiscal Year 1998          Fiscal Year 1997
_______________________________________________________________________________
                               High         Low          High        Low
_______________________________________________________________________________
First Quarter               $23.88        $17.88        $22.42       $17.79
-------------------------------------------------------------------------------
Second Quarter               20.81         18.06         23.63        19.88
-------------------------------------------------------------------------------
Third Quarter                24.13         18.94         21.56        17.75
-------------------------------------------------------------------------------
Fourth Quarter               24.44         16.50         23.56        19.00
-------------------------------------------------------------------------------

As of Oct. 3, 1998, the Company had 33,683 Class A common shareholders of record and 17 Class B common shareholders of record.

DIRECTSERVICE SHAREHOLDER INVESTMENT PROGRAM
Tyson has authorized First Chicago Trust Company to implement its program for dividend reinvestment and direct purchase of shares for current as well as new investors of Tyson Class A Common Stock. This program provides alternatives to traditional retail brokerage methods of purchasing, holding and selling Tyson stock. All inquiries concerning this program should be directed to:

          DirectSERVICE Program for Shareholders of Tyson Foods, Inc. c/o First Chicago Trust Company
          P.O. Box 2598
          Jersey City, NJ 07303-2598
          1-800-317-4445 (current shareholders)
          1-800-822-7096 (non-shareholders)

CHANGE OF ADDRESS
If your Tyson stock is registered in your own name(s), send change of address information to First Chicago Trust Company.

MULTIPLE DIVIDEND CHECKS AND DUPLICATE MAILINGS
If  your Tyson stock is registered in similar but different names, e.g. Jane
A. Doe and J.A. Doe, we are required to create separate accounts and mail dividend checks and proxy materials separately even if the mailing addresses are the same. To consolidate accounts, contact First Chicago Trust Company.

LOST OR STOLEN STOCK CERTIFICATES OR LEGAL TRANSFERS
If your stock certificates are lost, stolen, or in some way destroyed, or if you wish to transfer registration, notify First Chicago Trust Company in writing. Include the exact name(s) and Social Security or tax identification number(s) in which the stock is registered and, if possible, the numbers and issue dates of the certificates.

                            CORPORATE INFORMATION
                              TYSON FOODS, INC.

CORPORATE DATA                             INDEPENDENT AUDITORS
Tyson Foods, Inc., which employs           Ernst & Young LLP
approximately 70,500 people, is the        3900 One Williams Center
world's largest fully inte-                Tulsa, Oklahoma 74101
grated producer, processor and
marketer of chicken and chicken-           TRANSFER AGENT
based food products.                       First Chicago Trust Company
                                             of New York
STOCK EXCHANGE LISTINGS                    P.O. Box 2506
The Class A common stock of the Company    Jersey City, NJ 07303-2506
is traded on the New York Stock Exchange   1-800-317-4445
under the symbol TSN.
                                           Shareholders also may contact
CORPORATE HEADQUARTERS                     First Chicago Trust Company
2210 West Oaklawn Drive                    through the Internet at www.fctc.com
Springdale, Arkansas 72762-6999
Telephone (501) 290-4000                   INVESTOR RELATIONS
Fax (501) 290-4000                         Financial analysts and others
                                           seeking investor-related
AVAILABILITY OF FORM 10-K                  information should contact:
A copy of the Company's Form 10-K          Director of Investor Relations
Report, as filed with the Securities and   Tyson Foods, Inc.
Exchange Commission for 1998, may be       P.O. Box 2020
obtained by Tyson shareholders by          Springdale, Arkansas 72765-2020
writing to:                                Telephone (501) 290-4826
Director of Investor Relations             Fax (501) 290-4061
Tyson Foods, Inc.
P.O. Box 2020                              NEWS RELEASES
Springdale, Arkansas 72765-2020            Press Releases and other
Telephone (501) 290-4826                   can be faxed by calling PR Newswire
Fax (501) 290-4061                         information concerning Tyson Foods
                                           at (800)758-5804, ext. 113769.
ANNUAL MEETING
The Annual Meeting of Shareholders will    TYSON ON THE INTERNET
be held at 10 a.m., January 8, 1999, at
the Walton Arts Center, Fayetteville,      Information about Tyson Foods
Arkansas. Shareholders who cannot attend   is available on the Internet at
the meeting are urged to exercise their    www.tyson.com
right to vote by proxy.
                                           LEGAL NOTICE
GENERAL COUNSEL                            The term "Tyson" and such terms as
James B. Blair, Esquire                    "the Company","our","we" and "us"
3422 North College, Suite 3                may refer to Tyson Foods, Inc., to
Fayetteville, Arkansas 72703               one or more of its consolidated
                                           subsidiaries or to all of them
                                           taken as a whole. These terms are
                                           used for convenience only and are
                                           not intended as a precise
                                           description of any of the separate
                                           companies, each of which manages
                                           its own affairs.