Form 10-K405, Exhibit 13
period 1999-10-02
TYSON FOODS INC
filed 1999-12-17
CIK 100493

                        ELEVEN-YEAR FINANCIAL SUMMARY
                              TYSON FOODS, INC.
                     (In millions except per share data)

------------------------------------------------------------------------------------------
OPERATING RESULTS FOR FISCAL YEAR            1999         1998        1997         1996

------------------------------------------------------------------------------------------
Sales                                        $7,362.9   $7,414.1    $6,355.7    $6,453.8
Cost of Sales                                 6,054.1    6,260.1     5,318.0     5,505.7
Gross Profit                                  1,308.8    1,154.0     1,037.7       948.1
Operating Expenses                              821.9      950.4       637.8       678.5
Interest Expense                                124.0      139.1       110.4       132.9
Provision for Taxes                             129.4       45.9       143.9        49.0
Net Income (Loss)                               230.1       25.1       185.8        86.9

Diluted Earnings (Loss) Per Share                1.00       0.11        0.85        0.40
Basic Earnings (Loss) Per Share                  1.00       0.11        0.86        0.40
Dividends Per Share:
   Class A                                      0.115      0.100       0.095       0.080
   Class B                                    $ 0.104   $  0.090   $   0.086       0.072
--------------------------------------------------------------------------------------------
Capital Expenditures                           $363.3   $  310.4   $   291.2    $  214.0
Depreciation and Amortization                   291.1      276.4       230.4       239.3
Total Assets                                  5,082.7    5,242.5     4,411.0     4,544.1
Net Property, Plant and Equipment             2,184.5    2,256.5     1,924.8     1,869.2
Total Debt                                    1,803.8    2,128.9     1,690.1     1,975.1


Shareholders' Equity                         $2,128.0    1,970.4     1,621.5     1,541.7
Year End Shares Outstanding                     228.6      230.9       213.4       217.4
Diluted Average Shares Outstanding              231.0      227.9       218.2       218.0
Book Value Per Share                             9.31   $   8.53   $    7.60    $   7.09
Total Debt to Capitalization                    45.9%      51.9%        51.0%       56.2%

--------------------------------------------------------------------------------------------
Return on Sales                                  3.1%       0.3%         2.9%        1.4%
Annual Sales Growth (Decline)                  (0.7)%      16.7%        (1.5)%      17.1%
Five-Year Compounded Annual Sales Growth         7.6%       9.5%         8.8%       10.5%

Gross Margin                                    17.8%      15.6%        16.3%       14.7%
Return on Beginning Assets                       4.4%       0.6%         4.1%        2.0%
Return on Beginning Shareholders' Equity        11.7%       1.5%        12.1%        5.9%
Five-Year Return on Beginning
  Shareholders' Equity                           9.6%       7.1%        10.1%       10.9%
Effective Tax Rate                              34.9%      64.7%        43.6%       37.0%
Closing Stock Price High                       $25.38   $ 24.44    $    23.63   $  18.58
Closing Stock Price Low                         15.00     16.50         17.75      13.83



-------------------------------------------------------------------------------------
   1995        1994        1993        1992         1991         1990        1989


-------------------------------------------------------------------------------------
$5,511.2    $5,110.3      $4,707.4    $4,168.8    $3,922.1     $3,825.3    $2,538.2
 4,423.1     4,149.1       3,796.5     3,390.3     3,147.5      3,081.7     2,056.1
 1,088.1       961.2         910.9       778.5       774.6        743.6       482.1
   616.4       766.0         535.4       446.8       441.4        423.4       271.5
   114.9        86.1          72.8        76.9        95.5        128.6        45.0
   131.0       120.7         129.3       100.5        97.0         80.1        62.9
   219.2        (2.1)        180.3       160.5       145.5        120.0       100.6
    1.01       (0.01)         0.81        0.77        0.70         0.60        0.52
    1.01       (0.01)         0.82        0.78        0.71         0.61        0.52

   0.053       0.047         0.027       0.027       0.020        0.013       0.013
$  0.044    $  0.039      $  0.022    $  0.022    $  0.017     $  0.011    $  0.011
-------------------------------------------------------------------------------------
$  347.2    $  232.1      $  225.3    $  108.0    $  213.6     $  163.8    $  128.9
   204.9       188.3         176.6       148.9       135.8        123.4        84.8
 4,444.3     3,668.0       3,253.5     2,617.7     2,645.8      2,501.1     2,586.1
 2,013.5     1,610.0       1,435.3     1,142.2     1,162.0      1,071.1     1,020.8
 1,984.7     1,455.1       1,024.3       825.6       984.0      1,020.5     1,374.4

 1,467.7     1,289.4       1,360.7       980.2       822.5        663.0       447.7
   217.2       217.8         220.9       206.2       206.1        204.9       194.0

   217.7       221.7         222.5       207.6       207.1        199.3       194.6

$   6.76    $   5.92      $   6.16    $   4.75    $   3.99     $   3.24    $   2.31
    57.5%       53.0%         42.9%       45.7%       54.5%        60.6%       75.4%

------------------------------------------------------------------------------------
     4.0%        0.0%         3.8%        3.9%        3.7%         3.1%        4.0%
     7.9%        8.6%        12.9%        6.3%        2.5%        50.7%       31.1%
     7.6%       15.0%        19.5%       18.5%       21.1%        27.5%       27.6%
    19.7%       18.8%        19.4%       18.7%       19.8%        19.4%       19.0%
     6.0%       (0.1)%        6.9%        6.1%        5.8%         4.6%       11.3%
    17.0%       (0.2)%       18.4%       19.5%       22.0%        26.8%       29.5%


    13.8%       14.1%        21.7%       23.9%       26.8%        29.7%       31.8%
    38.1%      101.8%        41.8%       38.5%       40.0%        40.0%       38.5%
$   18.17   $   16.67    $   18.08   $   15.08    $  15.58     $  11.79    $   8.63
    13.83       12.50        12.83       10.17        8.46         7.17        4.92


1. The results for 1999 include $19.2 million pre-tax charge for loss on sale of seafood assets, $35.2 million pre-tax impairment charge for loss on the anticipated sale of The Pork Group and a $22.5 million pre-tax charge for write-down of impaired assets of Mallard's Food Products.


                                     120

2. Significant business combinations accounted for as purchases: Hudson Foods, Inc., Arctic Alaska Fisheries Corporation and Holly Farms Corporation on Jan. 9, 1998, Oct. 5, 1992 and July 19, 1989, respectively. See Footnote 3 to the Consolidated Financial Statements for acquisitions during the three-year period ended Oct. 2, 1999.
3. The results for 1998 include a $214.6 million pre-tax charge for asset impairment and other charges.
4. The results for 1997 include a $41 million pre-tax gain ($4 million after-tax) from the sale of the beef division assets.
5. The results for 1994 include a $205 million after-tax charge due to the write-down of certain long-lived assets of Arctic Alaska Fisheries Corporation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                              TYSON FOODS, INC.
ACQUISITIONS
On Jan. 9, 1998, the Company completed the acquisition of Hudson Foods, Inc. (Hudson or Hudson Acquisition). At the effective time of the acquisition, the Class A and Class B shareholders of Hudson received approximately 18.4 million shares of the Company's Class A common stock valued at approximately $363.5 million and approximately $257.4 million in cash. The Company borrowed funds under its commercial paper program to finance the cash portion of the Hudson Acquisition and to repay approximately $61 million under Hudson's revolving credit facilities. The Hudson Acquisition has been accounted for as a purchase and the excess of investment over net assets acquired is being amortized straight-line over 40 years. The Company's consolidated results of operations include the operations of Hudson since the acquisition date.

DISPOSITIONS
During fiscal 1999, management completed the following transactions in furtherance of the Company's previously stated objective to focus on its core business, chicken.
     Effective Sept. 28, 1999, the Company signed a letter of intent to sell its wholly-owned subsidiary The Pork Group, Inc. (The Pork Group) to Smithfield Foods, Inc. (Smithfield). The Company will receive approximately three million shares of Smithfield common stock, subject to certain restrictions. Certain assets of The Pork Group with a fair value of approximately $70 million are classified as assets held for sale at Oct. 2, 1999. Additionally, the Company has accrued expenses related to the closure of certain assets not purchased by Smithfield. The Company's operating results for the fiscal year ended Oct. 2, 1999, include a pretax charge of $35.2 million related to the anticipated loss on the sale and closure of these assets. The transaction is subject to the successful negotiation of a definitive agreement and is expected to close by the second quarter of fiscal 2000.
     On July 17, 1999, the Company completed the sale of the assets of Tyson Seafood Group in two separate transactions. Under the terms of the agreements, the Company received net proceeds of approximately $165 million, which was used to reduce indebtedness, and subsequently collected receivables totaling approximately $16 million. The Company recognized a pretax loss of approximately $19.2 million on the sale of the seafood assets.
     Effective Dec. 31, 1998, the Company sold Willow Brook Foods, its integrated turkey production and processing business, and its Albert Lea, Minn., processing facility which primarily produced sausages, lunch and deli meats. In addition, on Dec. 31, 1998, the Company sold its National Egg Products Company operations in Social Circle, Ga. These facilities were sold for amounts that approximated their carrying values. These operations, which were reflected in assets held for sale at Oct. 3, 1998, were acquired as part of the Hudson Acquisition.

IMPAIRMENT AND OTHER CHARGES
In July 1999, the Company signed a letter of intent to sell Mallard's
Food Products (Mallard's) for an amount less than net book value. The sale of Mallard's was not consummated. However, based upon these negotiations and the Company's cash flow projections, management believes that certain long-lived assets and related excess of investments over net assets acquired are impaired. The Company recorded in the fourth quarter of 1999 pretax charges totaling $22.5 million ($0.10 per share) for impairment of property and equipment and write-down of related excess of investments over net assets acquired of Mallard's. Management expects that Mallard's will continue to be a part of the Prepared Foods Group.

     In Aug. 28, 1998, the Company's Board of Directors approved management's proposed restructure plan. The restructuring, which resulted in asset impairment and related charges described below, was in furtherance of the Company's previously stated objective to focus on its core business, chicken. The acquisition of Hudson and the assimilation of Hudson's facilities and operations into the Company's business permitted the Company to review and rationalize the productive capabilities and cost structure of its core business. The restructuring included, among other things, the closure of eight plants and feedmills resulting in work force reductions, the write-down of excess of investments over net assets acquired allocated to closed facilities, the reconfiguration of various production facilities and the write-down to estimated net realizable value of certain seafood assets which were sold in fiscal 1999.
     In 1998, as a result of the restructuring, the Company recorded pretax charges totaling $214.6 million ($0.68 per share) consisting of $142.2 million for asset impairment of property, plant and equipment, write-down of related excess of investments over net assets acquired and severance costs, $48.4 million for losses in the Company's export business to Russia, which had been adversely affected by the continuing economic problems in Russia, and $24 million for other charges related primarily to workers compensation and employment practice liabilities. These charges were classified in the Consolidated Statements of Income as $142.2 million asset impairment and other charges, $48.4 million in selling expenses, $20.5 million in cost of sales and $3.5 million in other expense. During the fourth quarter of 1998, the Russian Ruble devalued resulting in the losses described above. The Company recognizes that conducting business in or selling products into foreign countries, including Russia, entails inherent risks. The Company, however, is continually monitoring its international business practices and, whenever possible, will attempt to minimize the Company's financial exposure to these risks.

RESULTS OF OPERATIONS
The Company's accounting cycle resulted in a 52-week year for both 1999 and 1997 compared to a 53-week year for 1998.

1999 vs. 1998

Sales for 1999 decreased 0.7% from sales for 1998. The operating results for 1999 were affected negatively by the excess supply of chicken and other meats during the last six months of the fiscal year, offset somewhat by the volume gained from the Hudson Acquisition and the inclusion of Tyson de Mexico on a consolidated basis. Management anticipates this excess supply of all meats will continue through the first six months of fiscal 2000.
     The following is an analysis of net sales by segment:
                                                      dollars in millions
-------------------------------------------------------------------------
                      1999       1998      change    % change    % change
                                                                 of total
-------------------------------------------------------------------------
Food Service         $3,353.9   $3,329.4    $ 24.5         0.7       0.3
Consumer Products     2,251.9    2,074.0     177.9         8.6       2.4
International           645.2      592.5      52.7         8.9       0.7
Swine                   109.5      160.4     (50.9)      (31.7)     (0.7)
Seafood                 189.2      214.1     (24.9)      (11.6)     (0.3)
Other                   813.2    1,043.7    (230.5)      (22.1)     (3.1)
-------------------------------------------------------------------------
                     $7,362.9   $7,414.1   $ (51.2)       (0.7)     (0.7)
=========================================================================

Food Service sales accounted for an increase of 0.3% of the total change in sales for 1999 as compared to 1998. This increase was mainly due to a 2.6% increase in tonnage offset mostly by a 1.8% decrease in average sales prices. Consumer Products sales accounted for an increase of 2.4% of the total change in sales for 1999 as compared to 1998. This increase was mainly due to a 10.5% increase in tonnage largely offset by a 1.8% decrease in average sales prices. International sales accounted for an increase of 0.7% of the change in total sales in 1999. This increase is mostly the result of a 29.6% increase in tonnage offset by a 15.9% decrease in average sales prices. The increase in tonnage for the international segment is mainly due to the consolidation of Tyson de Mexico. Swine sales accounted for a decrease of 0.7% of the change in total sales for 1999 as compared to last year. The swine business experienced a significant decrease in market prices during fiscal 1999 compared to fiscal 1998, resulting in a swine group net loss of $0.18 per share for fiscal 1999. Seafood sales accounted for a decrease of 0.3% of the change in total sales for 1999 as compared to 1998. This decrease mostly was due to the sale of the seafood business at the beginning of the fourth quarter of fiscal 1999. Other miscellaneous sales as a group accounted for a decrease of 3.1% of the change in total sales for 1999 as compared to 1998, mostly due to the sale of non-core businesses at the end of the first quarter.

                                   [GRAPH]
                       Expenses as a Percent of Sales

                              1997      1998      1999
Selling                       8.1%      8.0%*     7.8%
General and Administrative    1.6%      1.8%      1.8%

*Excludes $48.4 million loss

     Cost of goods sold decreased 3.3% for 1999 as compared to 1998. This decrease is mainly the result of decreased sales and lower grain costs. As a percent of sales, cost of sales was 82.2% for 1999 compared to 84.4% for 1998 primarily due to lower grain costs.
     Operating expenses for 1999 decreased 13.5% from 1998, mostly due to impairment and other charges of $76.9 million in 1999 compared to $142.2 million in 1998. As a percent of sales, selling expense decreased to 7.8% in 1999 compared to 8.7% in 1998, mainly due to the $48.4 million charge in 1998 for losses in the Company's export business to Russia. General and administrative expense, as a percent of sales, was 1.8% in 1999 and 1998. Amortization expense, as a percent of sales, was 0.5% in 1999 compared to 0.4% in 1998.
     The following is an analysis of segment profit defined as gross profit less selling expenses:
                                                   dollars in millions
----------------------------------------------------------------------
                            1999               1998          change
----------------------------------------------------------------------
Food Service               $311.0             $232.0        $ 79.0
Consumer Products           241.7              179.3          62.4
International                67.5                8.4          59.1
Swine                       (63.0)             (20.7)        (42.3)
Seafood                      22.2                3.2          19.0
Other                       154.8              109.6          45.2
----------------------------------------------------------------------
                           $734.2             $511.8        $222.4
======================================================================

     Food Service segment profit increased 34.1% to $311 million mostly due to lower grain prices, a 2.6% increase in tonnage and a change in product mix. Consumer Products segment profits increased 34.8% to $241.7 million also due to lower grain prices and a 10.5% increase in tonnage. International segment profits increased $59.1 million to $67.5 million due to the consolidation of Tyson de Mexico in 1999 resulting in a 29.6% increase in tonnage. Swine segment loss increased $42.3 million to a loss of $63 million due to depressed market conditions. Swine average sales prices decreased 23.2% compared to the same period last year. Seafood segment profits increased $19 million to $22.2 million largely due to a 4.9% increase in average sales prices offset somewhat by decreased tonnage due to the sale of the seafood business at the end of the third quarter.
     Interest expense decreased 10.9% in 1999 compared to 1998. As a percent of sales, interest expense was 1.7% in 1999 compared to 1.9% in 1998. The Company had a lower level of borrowing in 1999, which decreased the Company's average indebtedness by 6.4% over the same period last year. The Company's short-term interest rates were slightly lower than the same period last year, and the net average effective interest rate on total debt for 1999 was 6.2% compared to 6.6% for 1998.
     The effective tax rate for 1999 was 34.9% compared to 64.7% for 1998. The effective tax rate for 1999 has decreased due in part to Tyson de Mexico earnings being taxed at the applicable foreign rate. The 1998 effective tax rate was affected by certain costs related to asset impairment and foreign losses not deductible for tax purposes.
     Return on beginning assets for 1999 was 4.4% compared to 0.6% for 1998. Excluding the $76.9 million charge for asset impairment and other charges, the return on beginning assets for 1999 was 5.3%. Excluding the $214.6 million charge for asset impairment and other charges the return for 1998 was 4.1%. The five-year average return on beginning assets is 3.3%. Return on beginning shareholders' equity for 1999 was 11.7% compared to 1.5% for 1998, with a five-year average of 9.6%.


                                   [GRAPH]

                         Return on Beginning Assets

                              1997 4.1%
                              1998 4.1%*
                              1999 5.3%*

*Excluding asset impairment and other charges.

1998 vs. 1997

Sales for 1998 increased 16.7% over sales for 1997. A significant portion of the increase in total sales for 1998 compared to 1997 is due to the Hudson Acquisition. The operating results for 1998 were affected negatively by the excess supply of poultry during the first six months of the fiscal year, excess supply of other proteins for the entire fiscal year and the more commodity-based Hudson sales mix. Additionally, the collapse of the Russian economy and the devaluation of the Ruble weakened leg quarter prices and slowed volume.

The following is an analysis of net sales by segment:

                                                    dollars in millions
------------------------------------------------------------------------
                      1998       1997      change    % change  % change
                                                                of total
-------------------------------------------------------------------------
Food Service         $3,329.4   $2,793.3   $  536.1        19.2      8.4
Consumer Products     2,074.0    1,829.6      244.4        13.4      3.9
International           592.5      664.1      (71.6)      (10.8)    (1.1)
Swine                   160.4      217.6      (57.2)      (26.3)    (0.9)
Seafood                 214.1      266.0      (51.9)      (19.5)    (0.8)
Other                 1,043.7      585.1      458.6        78.4      7.2
-------------------------------------------------------------------------
                     $7,414.1   $6,355.7   $1,058.4        16.7     16.7
=========================================================================

     Food Service sales accounted for an increase of 8.4% of the total change in sales for 1998 as compared to 1997. This increase was mainly due to a 34.9% increase in tonnage offset slightly by an 11.6% decrease in average sales prices. Consumer Products sales accounted for an increase of 3.9% of the total change in sales for 1999 as compared to 1998. This was mainly due to a 13.5% increase in tonnage. International sales accounted for a decrease of 1.1% of the change in total sales for 1998 compared to 1997. This was mainly the result of a 19% decrease in average sales prices somewhat offset by a 10.1% increase in tonnage. Swine sales accounted for a decrease of 0.9% of the change in total sales for 1998 as compared 1997. This decrease was due to a 25.6% decrease in average sales prices and a 0.9% decrease in tonnage. The swine business experienced a significant decrease in market prices in 1998, resulting in a swine group net loss of $0.06 per share for fiscal 1998. Seafood sales accounted for a decrease of 0.8% of the change in total sales for 1998 as compared to 1997. This decrease was due to a 25.9% decrease in tonnage partially offset by an 8.6% increase in average sales prices. Decreased seafood volume was mainly due to weakness in the surimi business caused in large part by the Asian economic crisis. However, this was partially offset by improvements in the analog business. Other miscellaneous sales as a group accounted for an increase of 7.2% of the change in total sales for 1998 as compared to 1997, mostly due to non-core businesses obtained with the Hudson Acquisition.
     Cost of goods sold increased 17.7% for 1998 as compared to 1997. This increase is mainly the result of the Hudson Acquisition. As a percent of sales, cost of sales was 84.4% for 1998 compared to 83.7% for 1997.
     Operating expenses for 1998 increased 49% from 1997, mostly due to the asset impairment and other charges. As a percent of sales, selling expense increased to 8.7% in 1998 compared to 8.1% in 1997 mainly due to a $48.4 million charge for losses in the Company's export business to Russia. Selling expense, as a percent of sales, excluding the $48.4 million loss in 1998, was 8%. General and administrative expense, as a percent of sales, increased to 1.8% in 1998 compared to 1.6% in 1997, partly due to penalties and costs associated with the plea agreement by the Company with respect to the investigation by the Office of Independent Counsel in connection with former Secretary of Agriculture Michael Espy. Amortization expense, as a percent of sales, was 0.4% in 1998 and 1997.

     The following is an analysis of segment profit defined as gross profit less selling expenses:
                                                 dollars in millions
--------------------------------------------------------------------
                             1998             1997          change
--------------------------------------------------------------------
Food Service                    $232.0         $187.9        $  44.1
Consumer Products                179.3          108.3           71.0
International                      8.4           28.5         (20.1)
Swine                           (20.7)           22.8         (43.5)
Seafood                            3.2           24.3         (21.1)
Other                            109.6          152.6         (43.0)
--------------------------------------------------------------------
                                $511.8         $524.4        $(12.6)
====================================================================

     Food Service segment profit increased 23.5% to $232 million mostly due to lower grain prices, a 34.9% increase in tonnage and a change in product mix. Consumer Products segment profits increased 65.6% to $179.3 million also due to lower grain prices and a 13.5% increase in tonnage. International segment profits decreased $20.1 million to $8.4 million due to a 19% decrease in sales prices. Swine segment loss increased $43.5 million to a loss of $20.7 million due to depressed market conditions. Swine average sales prices decreased 25.6% compared to the same period last year. Seafood segment profits decreased $21.1 million to $3.2 million largely due to a 25.9% decrease in tonnage offset somewhat by an 8.6% increase in average sales prices.
     Interest expense increased 26% in 1998 compared to 1997. As a percent of sales, interest expense was 1.9% in 1998 compared to 1.7% in 1997. The Company had a higher level of borrowing in 1998, which increased the Company's average indebtedness by 18% over the same period last year mainly due to the Hudson Acquisition. The Company's short-term interest rates were slightly higher than the same period last year, and the net average effective interest rate on total debt for 1998 was 6.6% compared to 6.2% for 1997.
     The effective tax rate for 1998 was 64.7% compared to 43.6% for 1997. The 1998 effective tax rate was affected by certain costs related to asset impairment and foreign losses not deductible for tax purposes. The 1997 effective tax rate was affected by the taxes on the gain from the sale of the beef division assets. Certain costs were allocated to the beef division which were not deductible for tax purposes, resulting in a higher effective tax rate.
     Return on beginning assets for 1998 was 0.6% compared to 4.1% for 1997, with a five-year average of 2.5%. Return on beginning assets for 1998, excluding the $214.6 million for asset impairment and other charges, was 4.1%. Return on beginning shareholders' equity for 1998 was 1.5% compared to 12.1% for 1997, with a five-year average of 7.1%. Return on beginning shareholders' equity for 1998, excluding the $214.6 million for asset impairment and other charges, was 11.1%.

LIQUIDITY AND CAPITAL RESOURCES
Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In 1999, net cash of $546.7 million was provided by operating activities, an increase of $50.3 million from 1998. The Company used cash from operations to pay down debt and to fund additions to property, plant and equipment. The expenditures for property, plant and equipment were related to acquiring new equipment, upgrading facilities to maintain competitive standing and to position the

Company for future opportunities. Additionally, the Company makes a continuing effort to increase efficiencies, reduce overall cost and meet or exceed environmental laws and regulations, which requires investments.

                                   [GRAPH]

                    Cash Provided by Operating Activities
                             Dollars in Millions

                              1997      $541.0
                              1998      $496.4
                              1999      $546.7

     The Company's foreseeable cash needs for operations and capital expenditures will continue to be met through cash flows from operations and borrowings supported by existing credit facilities, as well as additional credit facilities which the Company believes are available.
     At 1999 fiscal year end, working capital was $739.9 million compared to $934.1 million at the end of 1998, a decrease of $194.2 million mostly due to an increase in the current portion of long-term debt. The current ratio for 1999 was 1.75 to 1 compared to 2.12 to 1 for 1998. Working capital levels are adequate to meet the operating needs of the Company. Total assets have increased by $1.4 billion or 38.6% over the past five years inclusive of acquisitions.
     Additions, net of dispositions, to total property, plant and equipment for the last five years were $1.1 billion including acquisitions, an increase of 43.7% over the last five years. At 1999 fiscal year end, the Company had construction projects in progress that will require approximately $134.2 million to complete. Cash from operations or additional borrowings will provide funding for these expenditures.
     Total debt at 1999 fiscal year end was $1.8 billion, a decrease of $325.1 million from fiscal 1998 year end. The Company has an unsecured revolving credit agreement totaling $1 billion that supports the Company's commercial paper program. This $1 billion facility expires in May 2002. At Oct. 2, 1999, $290.5 million in commercial paper was outstanding under this $1 billion facility. Additional outstanding long-term debt at Oct. 2, 1999, consisted of $879.8 million of public debt, $111.6 million of institutional notes, $154.5 million of leveraged equipment loans and $78.8 million of other indebtedness. The Company may use funds borrowed under its revolving credit facility, commercial paper program or through the issuance of additional debt securities from time to time in the future to finance acquisitions as opportunities may arise, to refinance other indebtedness or capital leases of the Company, and for other general corporate purposes.

                                   [GRAPH]

                            Total Capitalization
                             Dollars in Billions

                                  1997      1998      1999

                         Equity   $1.6      $2.0      $2.1
                         Debt     $1.7      $2.1      $1.8

     The revolving credit agreement and notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and a maximum total debt-to-capitalization ratio. The Company is in compliance with these covenants at fiscal year end.
     The Company prefers to maintain a mix of fixed and floating debt. Management believes that, over the long-term, variable-rate debt may provide more cost-effective financing than fixed-rate debt; however, the Company issues fixed-rate debt when advantageous market opportunities arise.
     Shareholders' equity increased 8% during 1999 and has grown at a compounded annual rate of 10.5% over the past five years, inclusive of $76.9 million loss on the sale of assets and asset impairment in 1999, $214.6 million in asset impairment and other charges in 1998 and $363.5 million for the purchase of Hudson in 1998.

IMPACT OF YEAR 2000
The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.
     Because of the nature of the Year 2000 issue, older software is more likely to have issues with Year 2000 readiness, while newer software is more likely to be Year 2000 compliant. The Company has replaced its entire computer software applications portfolio since 1990. Nonetheless, the Company has been working on testing and ensuring application readiness since 1996. Many of the applications that are used to support core business processes have been taken to offsite computer testing facilities to ensure their Year 2000 readiness. This includes core application functionality as well as interfaces to other applications and outside partners.
     In addition to the testing that has been done, the Company has been in contact with the providers of packaged software applications to ensure that these packages are also Year 2000 ready. To this point, all suppliers of software have provided some approach for the Company to ensure readiness, either through upgrades or new products. Most of these solutions already have been implemented.
     In certain instances, software has been purchased to provide new functionality for the Company replacing software that was not compliant. These purchases were not predicated by the Year 2000 issue; however, the result is that the new systems are compliant and non-compliant systems were ultimately retired. Two examples of this are the implementation of new accounting software from SAP that the Company installed at the beginning of the 1999 fiscal year, and the new payroll and human resource software also from SAP installed at the beginning of the 2000 fiscal year.
     Because many of the systems were already compliant, did not require significant modifications to make them compliant, or were replaced for other business reasons, the costs incurred specifically to address Year 2000 readiness are not material to the Company. Since 1996, the expenses that resulted from Year 2000 readiness activities have been absorbed through the annual Management Information Systems operational budget and funded from internally generated funds. These specifically identifiable costs can be described primarily as personnel costs and have increased each year since 1996 because of increased activity from testing. Identifiable costs incurred in fiscal 1999 totaled approximately $0.4 million and since 1996 are approximately $1.9 million. No projects under consideration by the Company have been deferred because of Year 2000 efforts.

     Because of the rapid pace of change in technology, especially in the area of hardware, the Company regularly upgrades and replaces hardware platforms such as database and application servers. Consequently, all of the servers are Year 2000 ready. In addition, all personal computers in use by the Company are currently Year 2000 ready.
     The telephone systems in use by the Company have also been surveyed.
There are more than 170 of these systems currently in use. All systems are currently Year 2000 ready.
     The embedded technology in the production environment, such as programmable logic controllers, computer-controlled valves and other equipment, has been inventoried, and the Company has contacted the vendors who supplied this technology with respect to their Year 2000 readiness. The Company is confident that all production related technology is Year 2000 ready.
     The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues. Through written and verbal communications with all suppliers and vendors, all of the issues that have previously been identified with Year 2000 readiness have been addressed.
     The Company's total Year 2000 project cost, which is not expected to have a material effect on the Company's results of operations, includes the estimated costs and time associated with the impact of third party Year 2000 issues based upon presently available information. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be converted in a timely manner or would not have an adverse effect on the Company's systems.
     Because the Company's year 2000 compliance is dependent upon key third parties also being Year 2000 compliant on a timely basis, there can be no guarantee that the Company's efforts will prevent a material adverse impact on its results of operations, financial condition and cash flows. The possible consequences to the Company due to its business partners not being fully Year 2000 compliant include temporary plant closings, delays in the delivery of finished products, delays in the receipt of key ingredients, containers and packaging supplies, invoice and collection errors, and inventory and supply obsolescence. These consequences could have a material adverse impact on the Company's results of operations, financial condition and cash flows if the Company is unable to conduct its business in the ordinary course. The Company believes that its readiness program should significantly reduce the adverse effect any such disruptions may have.
     To date, the Company has completed 100 percent of the assessment and remediation phases. The Company will continue to test various components of the software portfolio until Dec. 31, 1999. The Company has not established a contingency plan for possible Year 2000 issues. However, all information systems personnel will be available over the New Year's holiday should any unforeseen problem arise. The information systems group has also implemented a technology "quiet period" for the last eight weeks of the year during which changes to the current technology architecture and portfolio will be limited.

MARKET RISK
Market risks relating to the Company's operations result primarily from changes in commodity prices, interest rates and foreign exchange rates as well as credit risk concentrations. To address these risks the Company enters into various hedging transactions as described below. The Company seldom use financial instruments which do not qualify for hedge accounting. In those situations in which instruments do not qualify for hedge accounting, the Company marks the instrument to fair value and recognizes the gains or losses currently in earnings.

Commodities Risk
The Company is a purchaser of certain commodities, primarily corn and soybeans. The Company periodically uses commodity futures and options for hedging purposes to reduce the effect of changing commodity prices and as a mechanism to procure the grains. The contracts that effectively meet risk reductions and correlation criteria are recorded using hedge accounting. Gains and losses on closed hedge transactions are recorded as a component of the underlying inventory purchase.
     The following table provides information about the Company's corn, soybean and other feed ingredient inventory and financial instruments that are sensitive to changes in commodity prices. The table presents the carrying amounts and fair values at Oct. 2, 1999 and Oct. 3, 1998. Additionally, for puts and futures contracts, the latest of which expires or matures 15 months from the reporting date, the table presents the notional amounts in units of purchase and the weighted average contract prices.

                      volume and dollars in millions, except per unit amounts
-----------------------------------------------------------------------------
                                                      Weighted
                                                     Ave. strike        Fair
                                           Volume   Price Per Unit     Value
-----------------------------------------------------------------------------
As of October 2, 1999
Recorded Balance Sheet Commodity Position:
Commodity Inventory (book value of $33.8)     -         $  -           $33.8
Hedging Positions
 Corn Futures Contracts
  (volume in bushels)
   Long (Buy) Positions                      84.4          2.21         (7.7)
   Short (Sell) Positions                     1.4          2.32          0.3
 Soybean Meal Futures Contracts
  (volume in cwt)
   Long (Buy) Positions                       0.1        143.14          0.4
Trading Positions
  Corn Puts                                  27.5          2.10         (2.5)

As of October 3, 1998
Recorded Balance Sheet Commodity Position:
Commodity Inventory (book value of $36.0)     -         $   -          $36.0
Hedging Positions
 Corn Futures Contracts
  (volume in bushels)
   Long (Buy) Positions                       7.5          2.33         (0.4)
   Short (Sell) Positions                     9.7          2.11          0.3
 Soybean Oil Futures Contracts
  (volume in cwt)
   Long (Buy) Positions                       0.1         24.24           -
   Short (Sell) Positions                     0.1         24.40           -
=============================================================================

Interest Rate and Foreign Currency Risks
     The Company hedges exposure to changes in interest rates on certain of its financial instruments. Under the terms of various leveraged equipment loans, the Company enters into interest rate swap agreements to effectively lock in a fixed interest rate for these borrowings. The maturity dates of these leveraged equipment loans range from 2005 to 2008 with interest rates ranging from 4.7% to 6%.

     The Company also periodically enters into foreign exchange forward contracts and option contracts to hedge some of its foreign currency exposure. In 1999, the Company used such contracts to hedge exposure to changes in foreign currency exchange rates, primarily Mexican Peso, associated with debt denominated in U.S. dollars held by Tyson de Mexico. In 1998, the Company used such contracts to hedge exposure to changes in foreign currency exchange rates, primarily Japanese Yen, associated with sales denominated in foreign currency. Gains and losses on these contracts are recognized as an adjustment of the subsequent transaction when it occurs. Forward and option contracts generally have maturities or expirations not exceeding 12 months.
     The following tables provide information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. The tables present the Company's debt obligations, principal cash flows, related weighted-average interest rates by expected maturity dates and fair values. For interest rate swaps, the tables present notional amounts, weighted-average interest rates or strike rates by contractual maturity dates and fair values. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

                                                       dollars in millions
_____________________________________________________________________________
                                                     There-          Fair
                      2000  2001  2002  2003  2004   after  Total    Value
                                                                    10/2/99
_____________________________________________________________________________
As of October 2, 1999
Liabilities
Long-term Debt,
 including Current Portion
  Fixed Rate        $172.5 $125.7 $30.5 $177.8 $29.2 $794.3 $1,330.0 $1,299.1
  Average Interest
     Rate            6.82%  8.18% 7.83%  6.18% 7.08%  6.78%   6.87%

  Variable Rate      $50.2  $17.2 $290.5   -     -    $50.0  $407.9   $407.9
  Average Interest
     Rate            5.51%  7.67% 5.85%    -     -    3.90%   5.65%

Interest Rate Derivative
 Financial Instruments
 Related to Debt
  Interest Rate Swaps
    Pay Fixed        $17.2  $18.4 $19.6  $21.6 $21.1  $29.2  $127.1  $(0.7)
    Avg Pay Rate     6.71%  6.69% 6.73%  6.73% 6.71%  6.50%   6.66%
Average Receive Rate- USD 6 Month LIBOR
=============================================================================

_____________________________________________________________________________
                                                      There-           Fair
                        1999  2000  2001  2002  2003  after   Total    Value
                                                                      10/3/98
_____________________________________________________________________________
As of October 3, 1998
Liabilities
Long-term Debt,
 including Current Portion
  Fixed Rate        $73.6 $226.7 $125.2 $31.4 $178.5 $823.3 $1,458.7 $1,533.7
  Average Interest
    Rate            9.37%  6.39%  8.25% 7.88%  6.20%  6.79%    6.93%

 Variable Rate       $4.0  $24.6    -  $506.9    -    $50.0   $585.5   $585.5
 Average Interest
    Rate            4.15%  7.67%    -   5.57%    -    3.73%    5.49%

Interest Rate Derivative
 Financial Instruments
 Related to Debt
   Interest Rate Swaps
    Pay Fixed       $16.1  $17.2  $18.4 $19.6  $20.2  $50.2   $141.7   ($8.1)
    Avg Pay Rate    6.71%  6.71%  6.69% 6.73%  6.74%  6.59%    6.67%
Average Receive Rate- USD 6 Month LIBOR
=============================================================================

The following tables summarize information on instruments and transactions that are sensitive to foreign currency exchange rates. The tables present the notional amounts, weighted-average exchange rates by expected (contractual) maturity dates and fair values. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.

                                                       dollars in millions
_____________________________________________________________________________
                                   2000   2001-2004    There-  Total    Fair
                                                       after            Value
                                                                      10/2/99
_____________________________________________________________________________
As of October 2, 1999
Sold Option Contracts to Sell
 Foreign Currencies for US$
Mexican Peso
  Notional Amount                 $7.3       -            -    $7.3   $(0.6)
  Weighted Average Strike Price  10.13
=============================================================================
                                                        dollars in millions
____________________________________________________________________________
                                   1999   2000-2003   There-  Total    Fair
                                                      after            Value
                                                                    10/03/98
____________________________________________________________________________
Sold Option Contracts to Sell
 Foreign Currencies for US$
Japanese Yen
  Notional Amount                  $6.5      -          -     $6.5      -
  Weighted Average
     Strike Price                109.48

Purchased Option Contracts to Sell
 Foreign Currencies for US$
Japanese Yen
  Notional Amount                  $5.6       -         -     $5.6     $0.4
  Weighted Average
     Strike Price                126.69
============================================================================

RECENTLY ISSUED ACCOUNTING STANDARDS
In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires adoption in the first quarter of fiscal 2001. The statement establishes accounting and reporting standards which require that all derivative instruments be recorded on the balance sheet at fair value. This statement also establishes "special accounting" for fair value hedges, cash flow hedges, and hedges of foreign currency exposures of net investments in foreign operations. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The effect on the Company's financial position and results of operations has not yet been determined.
     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). This statement provides guidance on the capitalization of certain costs incurred in developing or acquiring internal-use computer software. The Company believes the adoption of SOP 98-1 in the first quarter of fiscal 2000 will not have a material impact on its financial position or results of operations.

     In April 1998, the AICPA issued Statement of Position 98-5, Reporting on the Costs of Start-up Activities. This statement requires that the costs of start-up activities be expensed as incurred. Start-up activities are defined as one-time activities related to opening a new facility, introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer, initiating a new process in an existing facility or beginning some new operation. This statement is effective beginning in the first quarter of fiscal 2000. Upon adoption any capitalized start-up costs are to be written off and reported as a cumulative effect of an accounting change. At Oct. 2, 1999, the Company has no capitalized start-up costs.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION
This annual report and other written reports and oral statements made from time to time by the Company and its representatives may contain forward-looking statements, including forward-looking statements made in this report, with respect to their current views and estimates of future economic circumstances, industry conditions, company performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties which could cause the Company's actual results and experiences to differ materially from the anticipated results and expectations, expressed in such forward-looking statements. In light of these risks, uncertainties and assumptions, the Company wishes to caution readers not to place undue reliance on any forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise.
     Among the factors that may affect the operating results of the Company are the following: (i) fluctuations in the cost and availability of raw materials, such as feed grain costs; (ii) changes in the availability and relative costs of labor and contract growers; (iii) market conditions for finished products, including the supply and pricing of alternative proteins;
(iv) effectiveness of advertising and marketing programs; (v) the ability of the Company to make effective acquisitions and to successfully integrate newly acquired businesses into existing operations; (vi) risks associated with leverage, including cost increases due to rising interest rates; (vii) changes in regulations and laws, including changes in accounting standards, environmental laws, occupational, health and safety laws, and laws regulating fishing and seafood processing activities; (viii) access to foreign markets together with foreign economic conditions, including currency fluctuations; and (ix) the effect of, or changes in, general economic conditions.

                      CONSOLIDATED STATEMENTS OF INCOME
                              TYSON FOODS, INC.
                      THREE YEARS ENDED OCTOBER 2, 1999
                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------
                                                 1999        1998        1997
--------------------------------------------------------------------------------
Sales                                         $7,362.9    $7,414.1     $6,355.7
Cost of Sales                                  6,054.1     6,260.1      5,318.0
--------------------------------------------------------------------------------
                                               1,308.8     1,154.0      1,037.7
--------------------------------------------------------------------------------
Operating Expenses:

  Selling                                        574.6       642.2        513.3
  General and administrative                     134.5       132.7         96.9
  Amortization                                    35.9        33.3         27.6
  Asset impairment and other charges              76.9       142.2
impairment
-------------------------------------------------------------------------------
                                                 821.9       950.4        637.8
--------------------------------------------------------------------------------
Operating Income                                 486.9       203.6        399.9

Other Expense (Income):
  Interest                                       124.0       139.1        110.4
  Foreign currency exchange                       (2.7)
  Other                                           (5.4)      (6.5)        (40.2)
--------------------------------------------------------------------------------
                                                 115.9       132.6         70.2
--------------------------------------------------------------------------------
Income Before Taxes on Income and
  Minority Interest                              371.0        71.0        329.7
Provision for Income Taxes                       129.4        45.9        143.9
Minority Interest in Net Loss of
  Consolidated Subsidiary                         11.5
--------------------------------------------------------------------------------
Net Income                                    $  230.1    $   25.1     $  185.8
================================================================================
Basic Earnings Per Share                      $   1.00    $   0.11     $   0.86
Diluted Earnings Per Share                    $   1.00    $   0.11     $   0.85

================================================================================
SEE ACCOMPANYING NOTES.

                         CONSOLIDATED BALANCE SHEETS
                              TYSON FOODS, INC.
OCT. 2, 1999 AND OCT. 3, 1998            (IN MILLIONS, EXCEPT PER SHARE DATA)
ASSETS                                                     1999      1998
Current Assets:
  Cash and cash equivalents                             $   30.3  $   46.5
  Accounts receivable                                      602.5     631.0
  Inventories                                              989.4     984.1
  Assets held for sale                                      74.5      65.2
  Other current assets                                      30.2      38.3
---------------------------------------------------------------------------
Total Current Assets                                     1,726.9   1,765.1
Net Property, Plant and Equipment                        2,184.5   2,256.5
Excess of Investments Over Net Assets Acquired             962.5   1,035.8
Other Assets                                               208.8     185.1
---------------------------------------------------------------------------
Total Assets                                            $5,082.7  $5,242.5
===========================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Notes payable                                         $   65.9  $   84.7
  Current portion of long-term debt                        222.7      77.6
  Trade accounts payable                                   351.9     330.6
  Accrued salaries and wages                               102.0      98.4
  Federal and state income taxes payable                    13.0       0.9
  Accrued interest payable                                  22.9      22.3
  Other current liabilities                                208.6     216.5
---------------------------------------------------------------------------
Total Current Liabilities                                  987.0     831.0
Long-Term Debt                                           1,515.2   1,966.6
Deferred Income Taxes                                      398.0     434.4
Other Liabilities                                           54.5      40.1
Shareholders' Equity:
  Common stock ($.10 par value):
    Class A-authorized 900 million shares:
      Issued 137.9 million shares in 1999 and 1998          13.8      13.8
    Class B-authorized 900 million shares:
      Issued 102.7 million shares in 1999 and 1998          10.3      10.3
  Capital in excess of par value                           740.0     740.5
  Retained earnings                                      1,599.0   1,394.2
  Other accumulated comprehensive income                    (1.5)     (1.0)
                                                         2,361.6   2,157.8
  Less treasury stock, at cost-
   12 million shares in 1999 and
   9.7 million shares in 1998                              232.0     185.1
  Less unamortized deferred compensation                     1.6       2.3
---------------------------------------------------------------------------
Total Shareholders' Equity                               2,128.0   1,970.4
---------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity              $5,082.7  $5,242.5
===========================================================================
SEE ACCOMPANYING NOTES.

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                              TYSON FOODS, INC.
                       THREE YEARS ENDED OCT. 2, 1999

                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
                                    ----------------------------------------------------------
                                         1999                1998                 1997
                                   -----------------------------------------------------------
                                    Shares   Amount    Shares     Amount    Shares     Amount
                                   -----------------------------------------------------------
CLASS A COMMON STOCK
Beginning Balance                     137.9  $   13.8   119.5   $    11.9    79.7    $    8.0
  Three-for-two stock split                                                  39.8         3.9
  Acquisition                                            18.4         1.9
                                   -----------------------------------------------------------
Ending Balance                        137.9      13.8   137.9        13.8   119.5        11.9
CLASS B COMMON STOCK
Beginning Balance                     102.7      10.3   102.7        10.3    68.5         6.8
  Three-for-two stock split                                                  34.2         3.5
                                   -----------------------------------------------------------
Ending Balance                        102.7      10.3   102.7        10.3   102.7        10.3
CAPITAL IN EXCESS OF PAR VALUE
Beginning Balance                               740.5               379.1               375.4
  Exercise of Options                           (0.5)                (0.2)               (0.3)
  Acquisitions                                                      361.6                 4.0
                                   -----------------------------------------------------------
Ending Balance                                  740.0               740.5               379.1
RETAINED EARNINGS
Beginning Balance                             1,394.2             1,390.8             1,232.4
  Net income                                    230.1                25.1               185.8
  Three-for-two stock split                                                              (7.4)
  Dividends                                    (25.3)               (21.7)              (20.0)
                                   -----------------------------------------------------------
Ending Balance                                1,599.0             1,394.2             1,390.8
OTHER ACCUMULATED COMPREHENSIVE
INCOME
Beginning Balance                               (1.0)                (2.5)               (2.8)
  Currency translation adjustment               (0.5)                 1.5                 0.3
                                   -----------------------------------------------------------
Ending Balance                                  (1.5)                (1.0)               (2.5)
TREASURY STOCK
Beginning Balance                     9.7     (185.1)    8.8       (165.6)   3.2        (75.4)
  Purchases                           2.7      (52.1)    1.1        (22.3)   5.2       (109.6)
  Exercise of options                (0.4)       5.7    (0.2)         2.8   (0.2)         2.6
  Acquisition                                                               (1.0)        16.8
  Three-for-two stock split                                                  1.6
  Restricted shares cancelled                   (0.5)
                                   -----------------------------------------------------------
Ending Balance                        12.0    (232.0)    9.7       (185.1)   8.8       (165.6)






                                    138

UNAMORTIZED DEFERRED COMPENSATION
Beginning Balance                               (2.3)                (2.5)               (2.7)
  Amortization of deferred
    compensation                                 0.2                  0.2                 0.2
  Cancellation of shares                         0.5
                                   -----------------------------------------------------------
Ending Balance                                  (1.6)                (2.3)               (2.5)
                                   -----------------------------------------------------------
Total Shareholders' Equity           228.6   $2,128.0            $1,970.4            $1,621.5
                                   ===========================================================
Total Comprehensive Income                  $  229.6             $  26.6             $  186.1
                                   ===========================================================
SEE ACCOMPANYING NOTES.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                              TYSON FOODS, INC.

THREE YEARS ENDED OCT. 2, 1999                                  (IN MILLIONS)
----------------------------------------------------------------------------------------------
                                                                1999       1998        1997
----------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                   $ 230.1    $  25.1        $185.8
 Adjustments to reconcile net income
   to cash provided by operating activities:
    Depreciation                                                255.2      243.1         202.8
    Amortization                                                 35.9       33.3          27.6
    Asset impairment and other charges                           76.9      214.6
    Deferred income taxes                                       (13.5)    (144.5)         10.5
    Minority interest                                            11.5
    Foreign currency exchange loss                               (2.7)
    Gain on dispositions of property, plant and equipment        (0.5)      (2.3)       (34.8)
    Decrease (increase) in accounts receivable                   24.8       32.8        (68.4)
    (Increase) decrease) in inventories                         (98.8)      79.8         143.6
    Increase (decrease) in trade accounts payable                20.4       (6.6)         19.2
    Net change in other current assets and liabilities            7.4       21.1          54.7
----------------------------------------------------------------------------------------------
Cash Provided by Operating Activities                            546.7     496.4         541.0
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net cash paid for acquisitions                                   -      (258.5)        (4.3)
  Additions to property, plant and equipment                    (363.3)   (310.4)      (291.2)
  Proceeds from sale of assets                                   233.8     136.0         223.4
  Net change in other assets and liabilities                     (36.4)    (13.3)       (63.8)
----------------------------------------------------------------------------------------------
Cash Used for Investing Activities                              (165.9)   (446.2)      (135.9)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Decrease in notes payable                                      (18.8)    (74.4)        (2.2)
  Proceeds from long-term debt                                    76.1   1,027.1         131.4
  Repayments of long-term debt                                  (382.4)   (954.7)      (420.8)
  Purchase of treasury shares                                    (52.1)    (22.3)      (109.6)
  Other                                                          (17.6)     (2.9)       (17.2)
----------------------------------------------------------------------------------------------
Cash Used for Financing Activities                              (394.8)    (27.2)      (418.4)
Effect of Exchange Rate Change on Cash                            (2.2)     (0.1)          0.3
----------------------------------------------------------------------------------------------
(Decrease) Increase in Cash                                      (16.2)     22.9        (13.0)
Cash and Cash Equivalents at Beginning of Year                    46.5      23.6          36.6
----------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                       $  30.3  $   46.5         $23.6
----------------------------------------------------------------------------------------------
SEE ACCOMPANYING NOTES.

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              TYSON FOODS, INC.

NOTE 1: BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Business: The Company is a fully integrated producer, processor and marketer of chicken and chicken-based food products. The Company is a comprehensive supplier of value-added chicken products through food service, retail grocery stores, club stores and international distribution channels. Although its core business is chicken, in the United States the Company is also the second largest maker of corn and flour tortillas under the Mexican Original brand and through its subsidiary Cobb Vantress, a leading chicken breeding stock supplier.

Consolidation: The consolidated financial statements include the accounts of subsidiaries including the Company's majority ownership in Tyson de Mexico. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year: The Company utilizes a 52- or 53- week accounting period which ends on the Saturday closest to Sept. 30.

Cash and Cash Equivalents: Cash equivalents consist of investments in short-term, highly liquid securities having original maturities of three months or less, which are made as part of the Company's cash management activity. The carrying values of these assets approximate their fair market values. As a result of the Company's cash management system, checks issued, but not presented to the banks for payment, may create negative cash balances. Checks outstanding in excess of related cash balances totaling approximately $135.4 million at Oct. 2, 1999, and $158.8 million at Oct. 3, 1998, are included in trade accounts payable, accrued salaries and wages and other current liabilities.

Inventories: Live poultry consists of broilers and breeders. Broilers are stated at the lower of cost (first-in, first-out) or market and breeders are stated at cost less amortization. Breeder costs are accumulated up to the production stage and amortized into broiler costs over the estimated production lives based on historical egg production. Live hogs consist of breeding stock and finishing hogs which are carried at lower of cost (first-in, first-out) or market. The cost of live hogs is included in cost of sales when the hogs are sold. Broilers, live hogs, dressed and further-processed products, seafood-related products, hatchery eggs and feed and supplies are valued at the lower of cost (first-in, first-out) or market. At Oct. 2, 1999, live hog inventory is classified on the Consolidated Balance Sheets as assets held for sale.

                                                              (IN MILLIONS)
---------------------------------------------------------------------------
                                                  1999             1998
---------------------------------------------------------------------------
Dressed and further-processed products         $  549.2        $  410.4
Live poultry                                      290.8           286.9
Seafood and swine                                   -             136.5
Hatchery eggs and feed                             67.4            71.5
Supplies                                           82.0            78.8
---------------------------------------------------------------------------
                                               $  989.4        $  984.1
---------------------------------------------------------------------------

Depreciation: Depreciation is provided primarily by the straight-line method using estimated lives for buildings and leasehold improvements of 10 to 39 years, machinery and equipment of three to 12 years, vessels of 16 to 30 years and other of three to 20 years.

Excess of Investments Over Net Assets Acquired: Costs in excess of net assets of businesses purchased are amortized on a straight-line basis over periods ranging from 15 to 40 years. The Company reviews the carrying value of excess of investments over net assets acquired at each balance sheet date to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in operating results to the extent that carrying value exceeds fair value. At Oct. 2, 1999 and Oct. 3, 1998, the accumulated amortization of excess of investments over net assets acquired was $225.4 million and $196.4 million, respectively.

Capital Stock: Holders of Class B common stock (Class B stock) may convert such stock into Class A common stock (Class A stock) on a share-for-share basis. Holders of Class B stock are entitled to 10 votes per share while holders of Class A stock are entitled to one vote per share on matters submitted to shareholders for approval. Cash dividends cannot be paid to holders of Class B stock unless they are simultaneously paid to holders of Class A stock, and the per share amount of the cash dividend paid to holders of Class B stock cannot exceed 90% of the cash dividend simultaneously paid to holders of Class A stock. The Company pays quarterly cash dividends to Class A and Class B shareholders. The Company paid Class A dividends per share of $0.115, $0.10 and $0.095 and Class B dividends per share of $0.104, $0.09 and $0.086 in 1999, 1998 and 1997, respectively.
    On Jan. 10, 1997, the Company's Board of Directors authorized a three-for-two stock split in the form of a stock dividend, effective Feb. 15, 1997, for shareholders of record on Feb. 1, 1997.

Stock-Based Compensation: Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair value method had been applied.

Financial Instruments: Periodically, the Company uses derivative financial instruments to reduce its exposure to various market risks. The Company does not regularly engage in speculative transactions, nor does the Company regularly hold or issue financial instruments for trading purposes. Contracts that effectively meet risk reduction and correlation criteria are recorded using hedge accounting. Financial instruments which do not meet the criteria for hedge accounting are marked-to-market with gains or losses reported currently in earnings. Interest rate swaps are used to hedge exposure to changes in interest rates under various leveraged equipment loans. Settlements of interest rate swaps are accounted for as an adjustment to interest expense. Commodity futures and options are used to hedge a portion of the Company's purchases of certain commodities for future processing requirements. Such contracts are accounted for as hedges, with gains and losses recognized as part of cost of goods sold, and generally have terms of less than 15 months. Foreign currency forwards and option contracts are used to hedge sale and debt transactions denominated in foreign currencies to reduce the currency risk associated with fluctuating exchange rates. Such contracts generally have terms of less than one year. Unrealized gains and losses are deferred as part of the basis of the underlying transaction.

Advertising and Promotion Expenses: Advertising and promotion expenses are charged to operations in the period incurred. Advertising and promotion expenses for 1999, 1998 and 1997 were $300.6 million, $294.2 million and $233.2 million, respectively.

Use of Estimates: The consolidated financial statements are prepared in conformity with generally accepted accounting principles which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE 2: DISPOSITIONS AND ASSETS HELD FOR SALE
Effective Sept. 28, 1999, the Company signed a letter of intent to sell its wholly-owned subsidiary, The Pork Group, Inc. (The Pork Group) to Smithfield Foods, Inc. (Smithfield). The Company will receive approximately three million shares of Smithfield common stock, subject to certain restrictions. Certain assets of The Pork Group with a fair value of approximately $70 million are classified as assets held for sale at Oct. 2, 1999.
Additionally, the Company has accrued expenses related to the closure of certain assets not purchased by Smithfield. The Company's operating results for the fiscal year ended Oct. 2, 1999 include a pre-tax charge of $35.2 million related to the anticipated loss on the sale and closure of these assets. The transaction is subject to the successful negotiation of a definitive agreement and is expected to close by the second quarter of fiscal 2000.
     On July 17, 1999, the Company completed the sale of the assets of Tyson Seafood Group in two separate transactions. Under the terms of the agreements, the Company received proceeds of approximately $165 million, which was used to reduce indebtedness, and subsequently collected receivables totaling approximately $16 million. The Company recognized a pretax loss of approximately $19.2 million on the sale of the seafood assets.
     Effective Dec. 31, 1998, the Company sold Willow Brook Foods, its integrated turkey production and processing business, and its Albert Lea, Minn., processing facility which primarily produced sausages, lunch and deli meats. In addition, on Dec. 31, 1998, the Company sold its National Egg Products Company operations in Social Circle, Ga. These facilities were sold for amounts that approximated their carrying values. These operations, which were reflected in assets held for sale at Oct. 3, 1998, were acquired as part of the acquisition of Hudson Foods, Inc. (Hudson or Hudson Acquisition) in January 1998. The remaining balance of assets held for sale at Oct. 3, 1998, relates to facilities identified for closing under the Company's restructuring program which are expected to be disposed of within the next 12 months.
        Effective Nov. 25, 1996, the Company sold its beef further-processing operations, known as Gorges/Quik-to-Fix Foods, resulting in a pretax gain of $41 million which was recorded in other income for fiscal 1997 in the Consolidated Statements of Income. The operating results of this facility were not material to the Company in 1997.

NOTE 3: ACQUISITIONS
On Jan. 9, 1998, the Company completed the acquisition of Hudson Foods, Inc. At the effective time of the acquisition, the Class A and Class B shareholders of Hudson received approximately 18.4 million shares of the Company's Class A common stock valued at approximately $363.5 million and approximately $257.4 million in cash. The Company borrowed funds under its commercial paper program to finance the cash portion of the Hudson

Acquisition and repay approximately $61 million under Hudson's revolving credit facilities. The Hudson Acquisition has been accounted for as a purchase and the excess of investment over net assets acquired is being amortized straight-line over 40 years. The Company's consolidated results of operations include the operations of Hudson since the acquisition date. The following unaudited pro forma information shows the results of operations as though the purchase of Hudson had been made at the beginning of fiscal 1997.

                                         (In millions, except per share data)
                                                  -----------------------
                                                    1998           1997
                                                  -----------------------
Net sales                                         $7,831.0       $8,020.8
Net income                                            16.8          140.3
Basic Earnings Per Share                              0.07           0.60
Diluted Earnings Per Share                        $   0.07       $   0.59
                                                  ========================
The unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of 1997, or the results that may occur in the future.

NOTE 4: IMPAIRMENT AND OTHER CHARGES
In July 1999, the Company signed a letter of intent to sell Mallard's Food Products (Mallard's) for an amount less than net book value. The sale of Mallard's was not consummated. However, based upon these negotiations and the Company's cash flow projections, management believes that certain long-lived assets and related excess of investments over net assets acquired are impaired. The Company recorded in the fourth quarter of 1999 pretax charges totaling $22.5 million ($0.10 per share) for impairment of property and equipment and write-down of related excess of investments over net assets acquired of Mallard's. Management expects that Mallard's will continue to be a part of the Prepared Foods Group.
     On Aug. 28, 1998, the Company's Board of Directors approved management's proposed restructure plan. The restructuring, which resulted in asset impairment and other charges described below, was in furtherance of the Company's previously stated objective to focus on its core business, chicken. The acquisition of Hudson in 1998, and the assimilation of Hudson's facilities and operations into the Company's business permitted the Company to review and rationalize the productive capabilities and cost structure of its core business. The restructuring included, among other things, the closure of eight plants and feedmills resulting in work force reductions, the writedown of excess of investments over net assets acquired allocated to closed facilities, the reconfiguration of various production facilities and the writedown to estimated net realizable value of certain seafood assets which were sold in fiscal 1999.
     In 1998, as a result of the restructuring, the Company recorded pretax charges totaling $214.6 ($0.68 per share) consisting of $142.2 million for asset impairment of property, plant and equipment, writedown of related excess of investments over net assets acquired and severance costs, $48.4 million for losses in the Company's export business to Russia which had been adversely affected by the continuing economic problems in Russia and $24 million for other charges related primarily to workers compensation and employment practice liabilities. These charges were classified in the Consolidated Statements of Income as $142.2 million in asset impairment and other charges, $48.4 million in selling expenses, $20.5 million in cost of sales and $3.5 million in other expense. Additionally, the foreign losses were netted with accounts receivable on the Consolidated Balance Sheets.

     During the fourth quarter of fiscal 1998, the Russian Ruble was devalued from 6.3 to 16.0. This event and other related economic factors in Russia resulted in the Company recognizing losses of $48.4 million.
     The majority of the $24 million charge noted above relates primarily to revisions to the Company's estimated liabilities for workers compensation and employment practice related matters. This charge is based upon two separate actuarial studies completed during the fourth quarter of fiscal 1998.
     The major components of the asset impairment and related charges consisted of the following:
                                                                (IN MILLIONS)
-----------------------------------------------------------------------------
                                                        1999           1998
-----------------------------------------------------------------------------
Impairment of property, plant and equipment            $36.2          $120.7
Writedown of related excess of investments
  over net assets acquired                              21.5            19.3
Loss on sale of seafood assets                          19.2              -
Severance and other related costs                        -               2.2
-----------------------------------------------------------------------------
                                                       $76.9          $142.2
=============================================================================

     The impairment charge represents the excess of the carrying value of those assets discussed above over their fair value less cost to sell. Impaired assets that are expected to be disposed of within the next 12 months are included in assets held for sale.
     The writedown of excess of investments over net assets acquired is related to plant closings and related book value impairments, which originated from prior business acquisitions. Substantially, all of the severance and related costs were paid in fiscal 1999.


NOTE 5: FINANCIAL INSTRUMENTS
Interest Rate Instruments: The Company uses interest rate swap contracts on certain borrowing transactions. Interest rate swaps with notional amounts of $127.1 million and $141.7 million were in effect at Oct. 2, 1999, and Oct. 3, 1998, respectively. Fair values of these swaps were ($0.7)million and ($8.1) million at Oct. 2, 1999, and Oct. 3, 1998, respectively. Fair values of interest rate instruments are estimated amounts the Company would receive or pay to terminate the agreements at the reporting dates. These swaps mature from 2005 to 2008.
Commodity and Foreign Currency Contracts: At Oct. 2, 1999, and Oct. 3, 1998, the Company held the following commodity and foreign currency contracts:

                                                      NOTIONAL AMOUNTS AND FAIR VALUES IN MILLIONS
                                   ---------------------------------------------------------------
                                                NOTIONAL        WEIGHTED AVERAGE
                                                AMOUNTS      CONTRACT/STRIKE PRICE    FAIR VALUE
                                   ---------------------------------------------------------------
                                    UNITS    1999       1998     1999     1998      1999      1998
                                   ---------------------------------------------------------------
Hedging Positions:
 Long position in corn              bushels   84.4       7.5     $2.21   $2.33     $(7.7)    $(0.4)
 Short position in corn             bushels    1.4       9.7     $2.32    2.11       0.3      (0.3)
 Long positions in soybean oil        cwt       -        0.1       -     24.24        -         -
 Short positions in soybean oil       cwt       -        0.1       -     24.40        -         -
 Long position in soybean meal        tons     0.1        -     143.14     -         0.4        -
 Sold option contracts to sell
   Japanese Yen for US$             dollars     -        $6.5     -     109.48        -         -
 Purchased option contracts to
   sell Japanese Yen for US$        dollars     -        $5.6     -     126.69        -        0.4
 Foreign forward exchange
   contracts                        dollars   $7.3        -    $10.13      -         7.9        -
Trading Positions:
 Short positions in corn puts       bushels   27.5        -      2.10      -        (2.5)       -

Fair Value of Financial Instruments: The Company's significant financial instruments include cash and cash equivalents, investments and debt. In evaluating the fair value of significant financial instruments, the Company generally uses quoted market prices of the same or similar instruments or calculates an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities. As of Oct. 2, 1999, and Oct. 3, 1998, the fair value of financial instruments held by the Company approximated the recorded value except for long-term debt. Fair value of long-term debt including current portion was $1.7 billion and $2.1 billion at Oct. 2, 1999, and Oct. 3, 1998, respectively.

Concentrations of Credit Risk: The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company's cash equivalents are in high quality securities placed with major banks and financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. No single group or customer represents greater than 10% of total accounts receivable. Allowance for doubtful accounts was $21.8 million and $85.3 million at Oct. 2, 1999 and Oct. 3, 1998, respectively.

NOTE 6: PROPERTY, PLANT AND EQUIPMENT
The major categories of property, plant and equipment and accumulated depreciation, at cost, are as follows:

                                                                (IN MILLIONS)
----------------------------------------------------------------------------
                                                    1999          1998
----------------------------------------------------------------------------
Land                                             $   56.8      $   57.8
Buildings and leasehold improvements              1,179.7       1,163.0
Machinery and equipment                           2,033.5       2,004.6
Vessels                                              -             83.8
Land improvements and other                         111.7         112.6
Buildings and equipment under construction          223.8         262.6
----------------------------------------------------------------------------
                                                  3,605.5       3,684.4
Less accumulated depreciation                     1,421.0       1,427.9
----------------------------------------------------------------------------
                                                 $2,184.5      $2,256.5
----------------------------------------------------------------------------

The Company capitalized interest costs of $5.2 million in 1999, $1.8 million in 1998 and $3.4 million in 1997 as part of the cost of major asset construction projects. Approximately $134.2 million will be required to complete construction projects in progress at Oct. 2, 1999.


NOTE 7: CONTINGENCIES
The Company is involved in various lawsuits and claims made by third parties on an ongoing basis as a result of its day-to-day operations. Although the outcome of such items cannot be determined with certainty, the Company's general counsel and management are of the opinion that the final outcome should not have a material effect on the Company's results of operations or financial position.
    On June 22, 1999, 11 current and/or former employees of the Company filed the case of "M.H. Fox, et al. v. Tyson Foods, Inc." in the U.S. District Court for the Northern District of Alabama claiming that the Company has violated the requirements of the Fair Labor Standards Act. The suit alleges that the Company has failed to pay employees for all hours worked and/or has improperly paid them for overtime hours. The suit alleges that employees should be paid for the time it takes them to put on and take off certain working supplies at the beginning and end of their shifts and breaks. The suit also alleges that the use of "mastercard" or "line" time fails to pay employees for all time actually worked. Plaintiffs purport to represent themselves and a class of all similarly situated current and former employees of the Company. A total of 159 consents were filed with the complaint on behalf of persons to join the lawsuit and, to date, approximately 3,100 consents have been filed with the court. The Company believes it has substantial defenses to the claims made in this case and intends to vigorously defend the case. However, neither the likelihood of unfavorable outcome nor the amount of ultimate liability, if any, with respect to this case can be determined at this time.
       On Feb. 20, 1998, the Company and others were named as defendants in a putative class action suit brought on behalf of all individuals who sold beef cattle to beef packers for processing between certain dates in 1993 and 1998.

This action, captioned "Wayne Newton, et al. v. Tyson Foods, Inc., et al.," U.S. District Court, Northern District of Iowa, Civil Action No. 98-30, asserts claims under the Racketeer Influenced and Corrupt Organizations statute as well as a common-law claim for intentional interference with prospective economic advantage. Plaintiffs allege that the gratuities which were the subject of a prior plea agreement by the Company resulted in a competitive advantage for poultry products vis-a-vis beef products. Plaintiffs' request trebled damages in excess of $3 billion, plus attorney's fees and costs. The U.S. District Court for the Northern District of Iowa granted the Company's Motion to Dismiss on March 26, 1999, holding that plaintiffs lacked standing to sue. Plaintiffs timely appealed to the U.S. Court of Appeals for the Eighth circuit. The Company is vigorously contesting the case. Briefing of the appeal was completed in August 1999, but no date has been set for oral argument. Based on the current status of the matter, the Company does not believe any significant exposure exists.
     On or about July 23, 1998, the Maryland Department of the Environment
(MDE) filed a Complaint for Injunctive Relief and Civil Penalty (the Complaint) against the Company in the Circuit Court of Worcester County, Md., for the alleged violation of certain Maryland water pollution control laws with respect to the Company's land application of sludge to Company owned agricultural land near Berlin, Md. The MDE seeks, in addition to injunctive and equitable relief, civil penalties of up to $10,000 per day for each day the Company had allegedly operated in violation of the Maryland water pollution control laws. The Company does not believe any penalties, if imposed, would have a material adverse effect on the Company's results of operations or financial condition.
     On Dec. 16, 1998, Hudson Foods, Inc., Michael Gregory, Hudson's former Director of Customer Relations and Quality Control, and Brent Wolke, the former plant manager of Hudson's Columbus, Nebraska facility, were indicted by a federal grand jury in Omaha, Nebraska on two counts - making false statements to the U.S. Department of Agriculture and conspiracy to make such statements - in connection with the August 1997 recall of Hudson beef products suspected of containing E-Coli 0157:H7. The charges arise out of presentations made on behalf of Hudson between Food Safety Inspection Service officials during Hudson's cooperation with the government in attempting to identify potentially contaminated product. The government has conceded that the contamination did not originate in the Hudson plant and it does not appear that any statements at issue in the indictment resulted in or are alleged to have resulted in any illnesses. All defendants have entered not guilty pleas and intend to vigorously defend the case at a trial which will be held in the federal courthouse in Lincoln, Neb. According to the government, the potential penalty for Hudson is a fine of up to $500,000 and the individual defendants each face the possibility of up to 5 years imprisonment and fines of up to $250,000.
     The Company received notice from the Environmental Crimes Section of the Department of Justice and the U.S. Attorney's Office for the Southern District of Mississippi indicating that McCarty Farms, Inc. (McCarty), a former subsidiary of the Company which has been merged into the Company, may be pursued for alleged violations of the Federal Clean Water Act arising out of its partial ownership of Central Industries, Inc. (Central), which operates a rendering plant in Forest, Miss. The allegations arise from the alleged discharge of pollutants from Central's rendering facility in Forest, Miss. in the summer of 1995, which was prior to the Company's purchase of McCarty in September 1995. Neither the likelyhood of unfavorable outcome nor the amount of ultimate liability, if any, with respect to this case can be determined at this time.

NOTE 8: COMMITMENTS
The Company leases certain farms and other properties and equipment for which the total rentals thereon approximated $64.2 million in 1999, $46.7 million in 1998 and $34 million in 1997. Most farm leases have terms ranging from one to 10 years with various renewal periods. The most significant obligations assumed under the terms of the leases are the upkeep of the facilities and payments of insurance and property taxes.
     Minimum lease commitments under noncancelable leases at Oct. 2, 1999, total $133.8 million composed of $45.2 million for 2000, $33.8 million for 2001, $25.3 million for 2002, $16.4 million for 2003, $8 million for 2004 and $5.1 million for later years. These future commitments are expected to be offset by future minimum lease payments to be received under subleases of approximately $15.5 million.
     The Company assists certain of its swine and poultry growers in obtaining financing for growout facilities by providing the growers with extended growout contracts and conditional operation of the facilities should a grower default under their growout or loan agreement. The Company also guarantees debt of outside third parties of $64.8 million.

NOTE 9: LONG-TERM DEBT
The Company has an unsecured revolving credit agreement totaling $1 billion that supports the Company's commercial paper program. This $1 billion facility expires in May 2002. At Oct. 2, 1999, $290.5 million in commercial paper was outstanding under this facility.
     At Oct. 2, 1999, the Company had outstanding letters of credit totaling approximately $112.6 million issued primarily in support of workers' compensation insurance programs, industrial revenue bonds and the leveraged equipment loans.
     Under the terms of the leveraged equipment loans, the Company had restricted cash totaling approximately $47 million which is included in other assets at Oct. 2, 1999. Under these leveraged loan agreements, the Company entered into interest rate swap agreements to effectively lock in a fixed interest rate for these borrowings.
     Annual maturities of long-term debt for the five years subsequent to Oct. 2, 1999 are: 2000-$222.7 million; 2001-$142.9 million; 2002-$321.1; 2003-
177.8 million and 2004-$29.2 million.
     The revolving credit agreement and notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and fixed charges and a maximum total debt-to-capitalization ratio. The Company is in compliance with these covenants at fiscal year end.
     Industrial revenue bonds are secured by facilities with a net book value of $69.5 million at Oct. 2, 1999. The weighted average interest rate on all outstanding short-term borrowing was 5.5% at Oct. 2, 1999, and Oct. 3, 1998.

Long-term debt consists of the following:
-------------------------------------------------------------------------------
(in millions)                                    Maturity     1999        1998
-------------------------------------------------------------------------------
Commercial paper
  (5.9% effective rate at 10/2/99)                   2002 $  290.5    $  506.9
Debt securities:
    6.75%  notes                                     2005    149.5       149.3
    6.625% notes                                     2005    149.6       149.5
    6.39-6.41%  notes                                2000     50.0        50.0
    6% notes                                         2003    147.7       146.8
    7% notes                                         2028    146.3       145.9
    7% notes                                         2018    236.5       236.3
Institutional notes:
   10.61% notes                                 1999-2001     53.1       106.3
   10.84% notes                                 2002-2006     50.0        50.0
   11.375% notes                                1999-2002      8.5        12.8
Mandatory Par Put Remarketed
  Securities (5.5% effective rate at 10/2/99)        2010      0.1        50.2
  6.08% notes                                        2010      0.1       100.4
Leveraged equipment loans
   (rates ranging from 4.7% to 6.0%)            2005-2008    154.5       170.5
Other                                             various     78.8        91.7
------------------------------------------------------------------------------
                                                          $1,515.2    $1,966.6
==============================================================================


NOTE 10: RESTRICTED STOCK AND STOCK OPTIONS
The Company has outstanding 141,750 restricted shares of Class A stock. The restriction expires over periods ranging from 10 to 26 years. The unamortized portion of the restricted stock is classified on the Consolidated Balance Sheets as deferred compensation in shareholders' equity.
     The Company has a nonqualified stock option plan that provides for granting options for shares of Class A stock at a price not less than the fair market value at the date of grant. The options generally become exercisable ratably over three to eight years from the date of grant and must be exercised within 10 years of the grant date.

   A summary of the Company's stock option activity for the plan is as follows:
-------------------------------------------------------------------------------
                                                    Shares     Weighted Average
                                                    Under       Exercise Price
                                                    Option         Per Share
-------------------------------------------------------------------------------
Outstanding, Sept. 28, 1996                        5,468,261        $14.55
Exercised                                           (163,906)        13.83
Canceled                                            (560,296)        15.06
Granted                                            3,598,275         17.92
-------------------------------------------------------------------------------
Outstanding, Sept. 27, 1997                        8,342,334         15.99
Exercised                                           (178,467)        14.18
Canceled                                            (313,019)        15.84
Granted                                              504,700         18.00
-------------------------------------------------------------------------------
Outstanding, Oct. 3, 1998                          8,355,548         16.15
Exercised                                           (359,999)        14.23
Canceled                                            (631,717)        16.35
Granted                                            4,722,500         15.00
-------------------------------------------------------------------------------
Outstanding, Oct. 2, 1999                         12,086,332        $15.74
===============================================================================

The number of options exercisable was as follows: Oct. 2, 1999-1,870,893, Oct. 3, 1998- 1,202,498 and Sept. 27, 1997- 806,837. The remainder of the options outstanding at Oct. 2, 1999, are exercisable ratably through November 2007. The number of shares available for future grants was 2,368,619 and 6,459,402 at Oct. 2, 1999 and Oct. 3, 1998, respectively.
     The following table summarizes information about stock options outstanding at Oct. 2, 1999:

                       Options Outstanding                      Options Exercisable
                       -------------------                      -------------------
Range of       Shares          Weighted        Weighted     Shares            Weighted
Exercise       Outstanding     Average         Average      Exercisable       Average
Prices                         Remaining       Exercise                       Exercise
                               Contractual     Price                          Price
                               Life(in years)
----------------------------------------------------------------------------------------
$  4.82- 6.58       7,902         3.3            $ 6.43         7,902             $ 6.43
  14.33-14.50   2,265,105         5.0             14.40     1,485,741              14.40
  14.58-15.17   6,291,350         7.0             15.01       327,750              15.04
  17.92-18.00   3,521,975         7.1             17.93        49,500              17.93
----------------------------------------------------------------------------------------
               12,086,332                                   1,870,893

     The weighted average fair value of options granted during 1999 and 1998 is approximately $5.06 and $7.10, respectively. The fair value of each option grant is established on the date of grant using the Black-Scholes option-pricing model. Assumptions include an expected life of 5.5 years in 1999 and eight years in 1998 and prior years, risk-free interest rates ranging from 5.5% to 6.4%, expected volatility of 0.2% and dividend yield of 0.5% in both 1999 and 1998.

     The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its employee stock option plans. Accordingly, no compensation expense was recognized for its stock option plans. Had compensation cost for the employee stock option plans been determined based on the fair value method of accounting for the Company's stock option plans, the tax-effected impact would be as follows:

                                         (In millions, except per share data)
_____________________________________________________________________________
                                             1999        1998         1997
_____________________________________________________________________________
Net Income
     As reported                            $230.1       $25.1      $185.8
     Pro forma                               226.3        21.0       182.0
Earnings Per Share
     As reported
        Basic                                 1.00        0.11        0.86
        Diluted                               1.00        0.11        0.85
     Pro forma
        Basic                                 0.98        0.09        0.84
        Diluted                               0.98        0.09        0.83
_____________________________________________________________________________

     Pro forma net income reflects only options granted in 1999, 1998 and 1997. Additionally, the pro forma disclosures are not likely to be representative of the effects on reported net income for future years.


NOTE 11: BENEFIT PLANS
The Company has defined contribution retirement and incentive benefit programs for various groups of Company personnel. Company discretionary contributions, which are determined by the Board of Directors, totaled $33.1 million, $31.8 million and $26.8 million in 1999, 1998 and 1997, respectively.


NOTE 12: TRANSACTIONS WITH RELATED PARTIES
The Company has operating leases for farms, equipment and other facilities with the Senior Chairman of the Board of Directors of the Company and certain members of his family, as well as a trust controlled by him, for rentals of $7.4 million in 1999, $5.4 million in 1998 and $5.6 million in 1997. Other facilities have been leased from the Company's profit sharing plan and other officers and directors for rentals totaling $3.3 million in 1999, $3.4 million in 1998 and $5.3 million in 1997.
     Certain officers and directors are engaged in poultry and swine growout operations with the Company whereby these individuals purchase animals, feed, housing and other items to raise the animals to market weight. The total value of these transactions amounted to $10.4 million in 1999, $11.5 million in 1998 and $12.3 million in 1997.

NOTE 13: INCOME TAXES
Detail of the provision for income taxes consists of:
                                                               (IN MILLIONS)
----------------------------------------------------------------------------
                                       1999          1998          1997
----------------------------------------------------------------------------
Federal                              $121.2        $ 50.1        $129.7
State                                   8.2          (4.2)         14.2
----------------------------------------------------------------------------
                                     $129.4        $ 45.9        $143.9
============================================================================
Current                              $142.9        $ 80.6        $133.4
Deferred                              (13.5)        (34.7)         10.5
----------------------------------------------------------------------------
                                     $129.4        $ 45.9        $143.9
============================================================================

     The reasons for the difference between the effective income tax rate and the statutory U.S. federal income tax rate are as follows:
---------------------------------------------------------------------------
                                               1999      1998       1997
---------------------------------------------------------------------------
U.S. federal income tax rate                   35.0%     35.0%     35.0%
Amortization of excess of investments
   Over net assets acquired                     5.3      23.6       8.6
State income taxes (benefit)                    1.6      (3.8)      2.8
Foreign losses (benefit)                       (6.3)     10.9        -
Other                                          (0.7)     (1.0)     (2.8)
---------------------------------------------------------------------------
                                               34.9%     64.7%     43.6%
===========================================================================
     The Company follows the liability method in accounting for deferred income taxes. The liability method provides that deferred tax liabilities are recorded at current tax rates based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes referred to as temporary differences. Significant components of the Company's deferred tax liabilities as of Oct. 2, 1999, and Oct. 3, 1998, are as follows:
----------------------------------------------------------------------------
(IN MILLIONS)                                            1999         1998
----------------------------------------------------------------------------
Basis difference in property, plant and equipment       $236.8       $289.9
Suspended taxes from conversion to accrual method        127.6        135.1
Other                                                     33.6          9.4
----------------------------------------------------------------------------
                                                        $398.0       $434.4
============================================================================
     The Omnibus Budget Reconciliation Act of 1987 required family-owned farming businesses to use the accrual method of accounting for tax purposes. Internal Revenue Code Section 447(i) provides that if any family corporation is required to change its method of accounting for any taxable year, such corporation shall establish a suspense account in lieu of taking the adjustments into taxable income. The suspense account, which represents the initial catch-up adjustment to change from the cash to accrual method of accounting, is not currently includable in the Company's taxable income and any related income taxes are deferred. However, legislation was enacted in 1997 that now requires the Company to pay down the suspense account over 20 years.

NOTE 14: EARNINGS PER SHARE
The Company adopted Financial Accounting Standards Board (FASB) Statement No. 128, "Earnings Per Share," effective for the year ending Oct. 3, 1998. All prior-period earnings per share data have been restated. This Statement requires dual presentation of basic and diluted earnings per share on the face of the income statement. Stock options issued pursuant to Company compensation plans are the only dilutive securities in all periods presented.
     The following table sets forth the computation of basic and diluted earnings per share:
                                       (In millions, except per share data)

                                        1999          1998          1997
                                        ----          ----          ----
Numerator:
   Net Income                          $230.1        $ 25.1        $185.8
                                       ======        ======        ======
Denominator:
   Denominator for basic
     earnings per share-
     weighted average shares            229.9         226.7         216.3

   Effect of dilutive securities:
     Employee stock options               1.1           1.2           1.9
                                       ------        ------        ------
   Denominator for diluted
     earnings per share-
     adjusted weighted average
     shares and assumed conversions     231.0         227.9         218.2
                                       ======        ======        ======
Basic earnings per share               $ 1.00        $ 0.11        $ 0.86
                                       ======        ======        ======
Diluted earnings per share             $ 1.00        $ 0.11        $ 0.85
                                       ======        ======        ======

NOTE 15: COMPREHENSIVE INCOME
Effective at the beginning of fiscal 1999, the Company adopted the provisions of FASB Statement No. 130, Reporting Comprehensive Income, which modifies the financial statement presentation of comprehensive income and its components. This statement requires companies to classify items of comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital in excess of par value in the consolidated financial statements. The Company's comprehensive income item consists of foreign currency translation adjustments.

NOTE 16: SEGMENT REPORTING
In 1999, the Company adopted FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. Under the provisions of Statement No. 131, public business enterprises must report financial and descriptive information about its reportable segments.
     The Company is a fully integrated producer, processor and marketer of a variety of food products. The Company identifies segments based on the products offered and the nature of customers which results in five reported business segments: Food Service, Consumer Products, International, Swine and Seafood. Food service includes fresh, frozen and value-enhanced poultry products sold through food service and specialty distributors who deliver to restaurants, schools and other accounts. Consumer products include fresh, frozen and value-enhanced poultry products sold through retail markets for at-home consumption and through wholesale club markets targeted to small foodservice operators, individuals and small businesses. The Company's international segment markets and sells the full line of Tyson chicken products throughout the world. The Company's swine segment includes feeder pig finishing, and marketing of swine to regional and national packers. The Company has signed a letter of intent to sell the swine business which is expected to close in the second quarter of fiscal 2000. Seafood, which was sold on July 17, 1999, includes branded surimi-based seafood offerings, such as analog crabmeat, lobster, shrimp and scallops marketed both domestically and internationally. The Company measures segment profit as gross profit less selling expenses. The majority of revenue included in the other category is derived from the Company's Specialty Products and Prepared Foods groups, the Company's wholly-owned subsidiaries involved in supplying poultry breeding stock and trading agricultural goods worldwide as well as the Company's turkey and egg products facilities which were sold on Dec. 31, 1998. Sales between reportable segments are recorded at cost. The majority of identifiable assets in the other category includes excess of investments over net assets acquired, investments and other assets and other corporate unallocated assets.
     Information on segments and a reconciliation to income before taxes and minority interest are as follows:

                                                                                                                        in millions
                                      Food      Consumer
                                     Service    Products    International   Swine    Seafood    Other   Consolidated
Fiscal year ended October 2, 1999
Sales                                $3,353.9   $2,251.9      $645.2        $109.5    $189.2    $  813.2   $7,362.9
Gross profit less selling expenses      311.0      241.7        67.5         (63.0)     22.2       154.8      734.2
Other operating expenses                                                                                      247.3
Other expense                                                                                                 115.9
Income before taxes on
   Income and Minority Interest                                                                               371.0
Depreciation                            114.2       57.6         0.7          3.8       28.7        50.2      255.2
Asset impairment and other charges        -          -            -          35.2       19.2        22.5       76.9
Identifiable Assets                   1,924.8    1,161.4       194.0         70.0         -      1,732.5    5,082.7
Additions to Property,
  Plant and Equipment                   153.2      129.8        15.5          4.5        6.1        54.2      363.3

Fiscal year ended October 3, 1998
Sales                                $3,329.4   $2,074.0      $592.5       $160.4      $214.1       $1,043.7    $7,414.1
Gross profit less selling expenses      232.0      179.3         8.4        (20.7)        3.2          109.6       511.8
Other operating expenses                                                                                           308.2
Other expense                                                                                                      132.6
Income Before Taxes on
   Income and Minority Interest                                                                                     71.0
Depreciation                            108.1       62.1         1.2          3.7        22.8           45.2       243.1
Asset impairment and other charges       50.7       38.6        48.3            -        47.0           30.0       214.6
Identifiable Assets                   1,822.2    1,037.7       188.4        128.2       221.0        1,845.0     5,242.5
Additions to Property,
  Plant and Equipment                   154.6       69.0         0.1          5.0        26.9           54.8       310.4



                                    155

Fiscal year ended September 27, 1997
Sales                                $2,793.3   $1,829.6      $664.1       $217.6     $266.0       $585.1    $6,355.7
Gross profit less selling expenses      187.9      108.3        28.5         22.8       24.3        152.6       524.4
Other operating expenses                                                                                        124.5
Other expense                                                                                                    70.2
Income Before Taxes on
  Income and Minority Interest                                                                                  329.7
Depreciation                             84.6       49.6         1.1          3.5       20.8         43.2       202.8
Identifiable Assets                   1,538.3      824.2       179.9        134.6      288.1      1,445.9     4,411.0
Additions to Property,
  Plant and Equipment                   168.8       49.3         0.4          3.6       21.7         47.4       291.2


         The majority of the Company's operations are domiciled in the United States. More than 97% of sales to external customers for the fiscal years ended 1999, 1998 and 1997 were sourced from the United States. Approximately $3 billion of long-lived assets were located in the United States at fiscal years ended 1999, 1998, and 1997. Approximately $74 million, $64 million, and $9 million of long-lived assets were located in foreign countries, primarily Mexico, at fiscal years ended 1999, 1998, and 1997, respectively.

      The Company sells certain of its products in foreign markets, primarily Canada, China, Georgia, Guatemala, Japan, Puerto Rico, Russia and Singapore as well as certain Middle Eastern countries and Caribbean countries. The Company's export sales for 1999, 1998 and 1997 totaled $546 million, $687 million and $762.5 million, respectively. Substantially all of the Company's export sales are transacted through unaffiliated brokers, marketing associations and foreign sales staffs. Foreign sales were less than 10% of total consolidated sales for 1999, 1998 and 1997, respectively.



NOTE 17: SUPPLEMENTAL INFORMATION
                                                            (IN MILLIONS)
----------------------------------------------------------------------------
                                         1999            1998         1997
----------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION
    Cash paid during the period for:
      Interest                          $128.3         $159.9       $123.4
      Income Taxes                       125.4          196.9        124.1
----------------------------------------------------------------------------

NOTE 18: QUARTERLY FINANCIAL DATA (UNAUDITED)

<CAPTION

                                          (IN MILLIONS EXCEPT PER SHARE DATA)
------------------------------------------------------------------------------------
1999                                First        Second      Third       Fourth
                                    Quarter      Quarter     Quarter     Quarter
------------------------------------------------------------------------------------
Sales                                $1,824.7     $1,841.3     $1,881.3    $1,815.6
Gross Margin                            305.3        322.2        350.2       331.1
Net Income                               55.8         64.6         68.4        41.3
Basic Earnings Per Share                 0.24         0.28         0.30        0.18
Diluted Earnings Per Share               0.24         0.28         0.30        0.18
====================================================================================
1998
------------------------------------------------------------------------------------
Sales                                $1,520.8     $1,870.8     $1,953.6   $2,068.9
Gross Margin                            260.7        268.8        308.4      316.1
Net Income (Loss)                        44.9         23.3         46.6      (89.7)
Basic Earnings (Loss) Per Share          0.21         0.10         0.20      (0.39)
Diluted Earnings (Loss) Per Share        0.21         0.10         0.20      (0.39)
====================================================================================

                            REPORT OF MANAGEMENT
                              TYSON FOODS, INC.

The management of Tyson Foods, Inc., (the Company) has the responsibility of preparing the accompanying financial statements and is responsible for their integrity and objectivity. The statements were prepared in conformity with generally accepted accounting principles applied on a consistent basis. Such financial statements are necessarily based, in part, on best estimates and judgments.
     The Company maintains a system of internal accounting controls, and a program of internal auditing designed to provide reasonable assurance that the Company's assets are protected and that transactions are executed in accordance with proper authorization, and are properly recorded. This system of internal accounting controls is continually reviewed and modified in response to changing business conditions and operations and to recommendations made by the independent auditors and the internal auditors. During 1999, certain of these controls were reviewed and strengthened. Additionally, the Company has adopted a code of conduct and has hired an experienced full-time compliance officer. The management of the Company believes that the accounting and control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.
     The Audit Committee of the Board of Directors meets regularly with the Company's financial management and counsel, with the Company's internal auditors, and with the independent auditors engaged by the Company. These meetings include discussions of internal accounting controls and the quality of financial reporting. The independent auditors and the Internal Audit Department have free and independent access to the Audit Committee to discuss the results of their audits or any other matters relating to the Company's financial affairs.
     Ernst & Young LLP, independent auditors, have audited the accompanying consolidated financial statements.


November 18, 1999

/s/Wayne Britt                     /s/Steven Hankins
-----------------------            ----------------------------
Wayne Britt                        Steven Hankins
Chief Executive Officer            Executive Vice President and
                                   Chief Financial Officer

                       REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS AND SHAREHOLDERS
Tyson Foods, Inc.

We have audited the accompanying consolidated balance sheets of Tyson Foods, Inc., as of October 2, 1999, and October 3, 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 2, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tyson Foods, Inc., at October 2, 1999, and October 3, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 2, 1999, in conformity with generally accepted accounting principles.



Ernst &  Young
Tulsa, Oklahoma                                      /s/Ernst & Young LLP
November 18, 1999                                      --------------------
                                                        Ernst & Young LLP

BOARD OF DIRECTORS
TYSON FOODS, INC.

DON TYSON, 69, senior chairman of the board of directors, served as chairman of the board until April 1995 when he was named senior chairman. Mr. Tyson served as chief executive officer until March 1991 and has been a member of the board since 1952. (1)

JOE STARR, 66, a private investor, served as a vice president of Tyson until 1996. Mr. Starr has been a member of the board since 1969.

NEELY CASSADY, 71, is chairman of the board of Cassady Investments, Inc. and served as a senator in the Arkansas General Assembly from 1983 to 1996. Mr. Cassady has been a member of the board since 1974. (2,3,4)

FRED VORSANGER, 71, is a private business consultant, manager of Bud Walton Arena and vice president emeritus of finance and administration at the University of Arkansas. He is a director of McIlroy Bank & Trust Co. of Fayetteville, Ark. Mr. Vorsanger was a city director and mayor of Fayetteville and was a vice president at the U of A from 1968 until 1988. He has been a member of the board since 1977. (2,3,4)

LELAND TOLLETT, 62, retired as chairman and chief executive officer Oct. 1, 1998. He had been chairman of the board since April 1995. He had served as vice chairman, president and chief executive officer since March 1991 and as president and chief operating officer from 1983 until 1991. Mr. Tollett has been a member of the board since 1984. (1)

JOHN TYSON, 46, was named chairman of the board of directors effective Oct. 1, 1998. He had served as vice chairman since 1997. Previously he was president of the beef and pork division and director of governmental, media and public relations. He also has served as vice president and director of engineering/environmental/capital spending, as vice president of marketing/corporate accounts and as special projects manager. Mr. Tyson has been a member of the board since 1984. (1)

SHELBY MASSEY, 66, is a farmer and a private investor. He served as senior vice chairman of the board of directors from 1985 to 1988 and has been a member of the board since 1985. (3,4)

BARBARA TYSON, 50, is vice president of the company. Ms. Tyson has served in related capacities for the past eight years and was previously a regional sales manager in the food service division. Ms. Tyson has been a member of the board since 1988.

LLOYD HACKLEY, 58, is president and chief executive officer of Lloyd V.
Hackley and Associates, Inc. He was president of the North Carolina Community College System from 1995 to 1997 and was chancellor and a tenured professor of political science at Fayetteville State University, Fayetteville, N.C., from 1988 to 1995. Mr. Hackley has been a member of the board since 1992. (2,4)

DONALD WRAY, 62, is president of Tyson Foods. He was named president and chief operating officer in April 1995 after serving as COO since 1991 and as senior vice president of the sales and marketing division since 1985. Mr. Wray has been a member of the board since 1994. Although he plans to retire in March 2000, Mr. Wray will remain a member of the board. (1)

GERALD JOHNSTON, 56, a private investor, was executive vice president of finance for Tyson from 1981 to 1996 when he stepped down and became a consultant to the company. Mr. Johnston has been a member of the board since 1996.

WAYNE BRITT, 50, was named chief executive officer and was elected to the board of directors of Tyson effective Oct. 1, 1998. In his 27 years with Tyson, Mr. Britt has served as executive vice president and chief financial officer; senior vice president, international division; vice president, wholesale club sales and marketing; secretary-treasurer; controller; cost and budget manager; and complex controller. (1)

JIM KEVER, 46, founder of ENVOY Corporation of Nashville, Tenn., was elected to the Tyson Board of Directors in May 1999. ENVOY Corporation, an innovator in electronic claims processing, merged with Quintiles Transnational, a multi-national clinical research organization. Mr. Kever serves as head of the ENVOY division of Quintiles and serves on the Quintiles Board of Directors. (2)


(1) Executive Committee
(2) Audit Committee
(3) Compensation Committee
(4) Special Committee

                      CORPORATE AND EXECUTIVE OFFICERS
                              TYSON FOODS, INC.

Mike Baker
President, Production Services

Les R. Baledge
Executive Vice President and Associate General Counsel

James Bell
President, Cobb-Vantress, Inc.

Wayne Britt
Chief Executive Officer

Roy D. Brister
Vice President, Poultry Research and Nutrition

Ellis Brunton
Vice President, Research and Quality Assurance

Wayne Butler
President, Prepared Foods Group

Jim Cate
President, Specialty Products Group

Gary D. Cooper
Vice President and Chief Information Officer

John D. Copeland
Executive Vice President, Ethics, Food Safety and Environmental Compliance

James G. Ennis
Vice President, Controller and Chief Accounting Officer

Louis C. Gottsponer, Jr.
Assistant Secretary and Director of Investor Relations

Steven Hankins
Executive Vice President and Chief Financial Officer

R. Read Hudson
Secretary

Greg Huett
Senior Vice President and General Manager, Wholesale Club Division

Clark Irwin
Senior Vice President and General Manager, Food Service Distribution and Chain Accounts

Carl G. Johnson
Executive Vice President, Administrative Services

John S. Lea
Executive Vice President and
Chief Marketing Officer

Dennis Leatherby
Senior Vice President, Finance and Treasurer

Greg W. Lee
Chief Operating Officer

Bernard Leonard
Senior Vice President and General Manager, QSR Chain Division

Bob E. Love
Vice President, Research and Development

Bill Lovette
President, International Group

Joe Moran
Senior Vice President and General Manager, Food Service Refrigerated and Deli Divisions

Cary Richardson
Senior Vice President and General Manager, Retail Division

Donnie Smith
Executive Vice President, Supply Chain Management

Randy Smith
Senior Vice President and General Manager, QSR Chain Division

John Thomas
President, The Pork Group, Inc.

John H. Tyson
Chairman of the Board of Directors

David L. Van Bebber
Vice President and Director of Legal Services

William E. Whitfield III
Senior Vice President and General Manager of Accounting, Poultry Operations

Donald E. Wray
President, Tyson Foods, Inc.

                            CORPORATE INFORMATION
                              TYSON FOODS, INC.

Closing Price of Company's Common Stock
________________________________________________________________________________
                               Fiscal Year 1999          Fiscal Year 1998
________________________________________________________________________________
                               High         Low          High        Low
________________________________________________________________________________
First Quarter                $25.38       $19.56      $23.88       $17.88
-------------------------------------------------------------------------------
Second Quarter                21.75        18.56       20.81        18.06
--------------------------------------------------------------------------------
Third Quarter                 23.56        19.19       24.13        18.94
--------------------------------------------------------------------------------
Fourth Quarter                23.31        15.00       24.44        16.50
--------------------------------------------------------------------------------

As of Oct. 2, 1999, the Company had 34,828 Class A common shareholders of record and 17 Class B common shareholders of record.

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

          DirectSERVICE Program for Shareholders of Tyson Foods, Inc. c/o First Chicago Trust Company
          P.O. Box 2598
          Jersey City, New Jersey 07303-2598
          1-800-317-4445 (current shareholders)
          1-800-822-7096 (non-shareholders)

Change of Address
If your Tyson stock is registered in your own name(s), send change of address information to First Chicago Trust Company.

Multiple Dividend Checks and Duplicate Mailings
If your Tyson stock is registered in similar but different names (e.g. Jane
A. Doe and J.A. Doe) we are required to create separate accounts and mail dividend checks and proxy materials separately, even if the mailing addresses are the same. To consolidate accounts, contact First Chicago Trust Company.

Lost or Stolen Stock Certificates or Legal Transfers
If your stock certificates are lost, stolen, or in some way destroyed, or if you wish to transfer registration, notify First Chicago Trust Company in writing. Include the exact name(s) and Social Security or tax identification number(s) in which the stock is registered and, if possible, the numbers and issue dates of the certificates.

Corporate Data
Tyson Foods, Inc., which employs approximately 69,000 people, is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based food products. Tyson is a comprehensive supplier of value-added chicken products through food service, retail grocery stores, club stores and international distribution channels. Although its core business is chicken, in the United States, Tyson is also the second largest maker of corn and flour tortillas under the Mexican Originalr brand and, through its subsidiary, Cobb Vantress, a leading chicken breeding stock supplier.

Stock Exchange Listings
The Class A common stock of the Company is traded on the New York Stock Exchange under the symbol TSN.

Corporate Headquarters
2210 West Oaklawn Drive
Springdale, Arkansas 72762-6999
Telephone (501) 290-4000

Availability of Form 10-K
A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission for fiscal 1999, may be obtained by Tyson shareholders by writing to:
Director of Investor Relations
Tyson Foods, Inc.
P.O. Box 2020
Springdale, Arkansas 72765-2020
Telephone (501) 290-4826
Fax (501) 290-6577
E-mail:tysonir@tyson.com

Annual Meeting
The Annual Meeting of Shareholders will be held at 10 a.m. Friday, January 14, 2000, at the Walton Arts Center, Fayetteville, Arkansas. Shareholders who cannot attend the meeting are urged to exercise their right to vote by proxy.

General Counsel
James B. Blair, Esq.
5200 S. Thompson
Springdale, Arkansas 72764

Independent Auditors
Ernst & Young LLP
3900 One Williams Center
Tulsa, Oklahoma 74101
Telephone (918)560-3600

Transfer Agent
First Chicago Trust Company of New York, a division of EquiServe
P.O. Box 2500
Jersey City, New Jersey 07303
Telephone (800) 317-4445
Hearing Impaired Telephone TDD(201)222-4955

Shareholders also may contact First Chicago Trust Company via the Internet at www.equiserve.com.

Investor Relations
Financial analysts and others seeking investor-related information should contact:
Director of Investor Relations
Tyson Foods, Inc.
P.O. Box 2020
Springdale, AR 72765-2020
Telephone (501)290-4826
Fax (501) 290-6577
E-mail:tysonir@tyson.com

News Releases
News releases and other information concerning Tyson Foods can be faxed by calling PR Newswire at (800)758-5804, ext. 113769.

Tyson on the Internet
Information about Tyson Foods is available on the Internet at www.tyson.com.

Legal Notice
The term "Tyson" and such terms as "the company," "our," "we" and "us" may refer to Tyson Foods, Inc., to one or more of its consolidated subsidiaries or to all of them taken as a whole. These terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.