Form 10-K, Exhibit 13
period 2000-09-30
TYSON FOODS INC
filed 2000-12-08
CIK 100493

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
                   TYSON FOODS, INC. 2000 ANNUAL REPORT


RESULTS OF OPERATIONS Earnings for fiscal 2000 were $151 million or $0.67 per share compared to $230 million or $1.00 per share in fiscal 1999. Earnings in fiscal 2000 were adversely affected by an oversupply of chicken and a $33 million charge on non-recurring items including a bad debt writeoff related to AmeriServe and growout issues at Tyson de Mexico. The Company's accounting cycle resulted in a 52-week year for both 2000 and 1999 compared to a 53-week year for 1998.

2000 vs. 1999
Sales for 2000 decreased 2.8% from sales for 1999. This decrease is primarily due to the sale of the seafood business on July 17, 1999, and other divested non-core businesses. Comparable sales increased 0.6% on a volume increase of 0.3% compared to 1999. Additionally, the operating results for 2000 were negatively affected by a weak domestic market for chicken and reduced volume by the Company's Mexican subsidiary. In response to the oversupply of chicken, the Company maintained throughout fiscal 2000 a 3% cut in the number of chickens produced. Management anticipates this oversupply of chicken to continue into fiscal 2001.

     The  Company  presently  identifies segments  based  on  the  products offered and the nature of customers resulting in four reported business segments: Food Service, Consumer Products, International and Swine. The Company's seafood business, which was sold on July 17, 1999, is listed as a business segment for fiscal 1999 and 1998.

The following is an analysis of sales by segment:
                                                          dollars in
millions
----------------------------------------------------------------------
                            2000              1999          Change
----------------------------------------------------------------------
Food Service               $3,312            $3,354         $(42)

Consumer Products           2,250             2,252           (2)
International                 657               645           12
Swine                         157               110           47
Seafood                        -                189         (189)
Other                         782               813          (31)
----------------------------------------------------------------------
Total                      $7,158            $7,363        $(205)

======================================================================

     Segment profit, defined as gross profit less selling expenses, by segment is as follows:


dollars in millions
----------------------------------------------------------------------
                            2000              1999          Change

----------------------------------------------------------------------
Food Service                $197              $311           $(114)
Consumer Products            145               241             (96)
International                 50                68             (18)
Swine                         19               (63)             82
Seafood                       -                 22             (22)
Other                        140               155             (15)
----------------------------------------------------------------------
Total                       $551              $734           $(183)

======================================================================

     Food Service sales decreased $42 million or 1.3% compared to 1999, with a 1.4% decrease in average sales prices partially offset by a 0.2% increase in volume. Segment profit for Food Service decreased $114 million or 36.7% from 1999 primarily due to lower market prices, product mix changes and higher grain costs. Food Service includes fresh, frozen and value-added chicken products sold through domestic food service, specialty and commodity distributors who deliver to restaurants, schools and other accounts.

     Consumer Products sales decreased $2 million or 0.1% compared to 1999, with a 0.6% decrease in average sales prices partially offset by a 0.6% increase in volume. Segment profit for Consumer Products decreased $96 million or 39.7% from 1999 primarily due to lower market prices and higher grain costs, which more than offset the improved product mix. Consumer Products include fresh, frozen and value-added chicken products sold through domestic retail markets for at-home consumption and through wholesale club markets targeted to small foodservice operators, individuals and small businesses.

     International sales increased $12 million or 1.9% over 1999, with a 4.2% increase in average sales prices partially offset by a 2.3% decrease in volume. International segment profit decreased $18 million or 26.5% from 1999 primarily due to losses incurred by the Company's Mexican subsidiary resulting from the outbreak of Exotic Newcastle disease and associated decreases in production. The Newcastle disease had been eradicated from our facilities by fiscal year end and production volumes had returned to normal levels. The Company's International segment markets and sells the full line of Tyson chicken products throughout the world.

     Swine sales increased $47 million or 42.7% over 1999, with a 56.5% increase in average sales prices partially offset by an 8.3% decrease in volume. Swine segment profit improved $82 million or 130.2% over 1999 primarily due to the increase in average sales prices. The Company's swine segment includes feeder pig finishing and marketing of swine to regional and national packers.

     Other sales decreased $31 million or 3.8% from 1999 primarily due to non-core businesses sold during fiscal 1999. Other segment profit decreased $15 million or 9.7% from 1999. The majority of revenue included in the Other segment is derived from the Company's Specialty Products and Prepared Foods groups and the Company's wholly owned subsidiary involved in supplying chicken breeding stock.

Cost of sales for 2000 decreased 0.2% as compared to 1999. This decrease is primarily the result of decreased sales. As a percent of sales, cost of sales was 84.4% for 2000 compared to 82.2% for 1999. The increase in cost of sales as a percent of sales was due to the weak domestic market for chicken, the reduction in volume associated with the Company's ongoing production cut, losses incurred by the Company's Mexican subsidiary and higher grain costs.

Operating expenses for 2000 decreased 6.8% from 1999, primarily due to impairment and other charges of $77 million recorded in 1999 partially offset by a $21 million increase in current year expenses, primarily general and administrative. As a percent of sales, selling expense increased to 7.9% in 2000 compared to 7.8% in 1999, primarily due to the decrease in sales. Selling expense decreased $12 million in 2000 compared to 1999 due to a decrease in sales promotion expenses. General and administrative expense, as a percent of sales, was 2.4% in 2000 compared to 1.8% in 1999. The increase in general and administrative expense is primarily due to a $24 million bad debt writeoff related to the January 31, 2000, bankruptcy filing by AmeriServe Food Distribution, Inc. and other increases related to ongoing litigation costs. Amortization expense, as a percent of sales, was 0.5% in both 2000 and 1999.

                                 [BAR GRAPH]
                        EXPENSES AS A PERCENT OF SALES

                              2000      1999      1998

General and Administrative     2.0%*    1.8%      1.8%
Selling                        7.9%     7.8%      8.0%**

  * Excludes $24 million bad debt writeoff
 ** Excludes $48 million impairment loss

Interest expense in 2000 decreased 7.3% compared to 1999. As a percent of sales, interest expense was 1.6% in 2000 compared to 1.7% in 1999. The
Company had a lower level of borrowing in 2000, which decreased the Company's average indebtedness by 14.8% over the same period last year. The Company's short-term interest rates were slightly higher than the same period last year, and the net average effective interest rate on total debt was 6.9% for 2000 compared to 6.2% for 1999.

The effective tax rate for 2000 increased to 35.6% compared to 34.9% for 1999 primarily due to an increase in foreign subsidiary earnings effective tax rate.

Return on invested capital (ROIC), defined as earnings before interest and taxes divided by average total assets less current liabilities excluding current debt, was 8.2% for 2000 compared to 10.9% for 1999.

                         [BAR GRAPH]

                  RETURN ON INVESTED CAPITAL

          2000            8.2%(WHITE)      8.7%(BLACK)
          1999           10.9%(WHITE)     12.6%(BLACK)
          1998            4.9%(WHITE)      9.9%(BLACK)

ROIC(WHITE)

ROIC excluding bad debt charge of $24 million in 2000 and impairment and other charges of $77 million in 1999 and $211 million in 1998(BLACK)


ACQUISITIONS On January 9, 1998, the Company completed the acquisition of Hudson Foods, Inc. (Hudson or Hudson Acquisition). At the effective time of the acquisition, the Class A and Class B shareholders of Hudson received approximately 18.4 million shares of the Company's Class A common stock valued at approximately $364 million and approximately $257 million in cash. The Company borrowed funds under its commercial paper program to finance the cash portion of the Hudson Acquisition and to repay approximately $61 million under Hudson's revolving credit facilities. The Hudson Acquisition was accounted for as a purchase and the excess of investment over net assets acquired is being amortized straight-line over 40 years. The Company's consolidated results of operations include the operations of Hudson since the acquisition date.

DISPOSITIONS On July 17, 1999, the Company completed the sale of the assets of Tyson Seafood Group in two separate transactions. Under the terms of the agreements, the Company received net proceeds of approximately $165 million, which was used to reduce indebtedness, and subsequently collected receivables totaling approximately $16 million. The Company recognized a pretax loss of approximately $19 million on the sale of the seafood assets.
     Effective December 31, 1998, the Company sold Willow Brook Foods, its integrated turkey production and processing business, and its Albert Lea, Minn., processing facility which primarily produced sausages, lunch and deli meats. In addition, on December 31, 1998, the Company sold its National Egg Products Company operations in Social Circle, Ga. These facilities were sold for amounts that approximated their carrying values. These operations were acquired as part of the Hudson Acquisition.

IMPAIRMENT AND OTHER CHARGES In the fourth quarter of fiscal 1999, the Company recorded a pretax charge totaling $35 million related to the anticipated loss on the sale and closure of the Pork Group assets. In the first quarter of fiscal 2000, the Company ceased negotiations for the sale of the Pork Group. Additionally, in the fourth quarter of fiscal 1999, the Company recorded pretax charges totaling $23 million for impairment of property and equipment and write-down of related excess of investments over net assets acquired of Mallard's Food Products.
     In the fourth quarter of fiscal 1998, as a result of the Company's restructuring plan, pretax charges totaling $215 million were recorded. These charges were classified in the Consolidated Statements of Income as $142 million asset impairment and other charges, $48 million in selling expenses, $21 million in cost of sales and $4 million in other expense.

1999 vs. 1998
Sales for 1999 decreased 0.7% from sales for 1998. The operating results for 1999 were affected negatively by the excess supply of chicken and other meats during the last six months of the fiscal year, partially offset by the volume gained from the Hudson Acquisition and the inclusion of Tyson de Mexico on a consolidated basis.

     The following is an analysis of sales by segment:
                                       dollars in millions
-----------------------------------------------------------
                           1999        1998       Change
-----------------------------------------------------------
Food Service              $3,354      $3,329     $  25

Consumer Products          2,252       2,074       178
International                645         592        53
Swine                        110         161       (51)
Seafood                      189         214       (25)
Other                        813       1,044      (231)
-----------------------------------------------------------
Total                     $7,363      $7,414     $ (51)
===========================================================

Segment profit, defined as gross profit less selling expenses, is as follows:


dollars in millions
-----------------------------------------------------------
                           1999        1998       Change
-----------------------------------------------------------
Food Service             $311         $232       $ 79
Consumer Products         241          179         62
International              68            9         59
Swine                     (63)         (21)       (42)
Seafood                    22            3         19
Other                     155          110         45
-----------------------------------------------------------
Total                    $734         $512       $222

===========================================================

     Food Service sales for 1999 increased $25 million or 0.8% compared 1998, with a 2.6% increase in volume primarily offset by a 1.8% decrease in average sales prices. Segment profit for Food Service increased $79 million over 1998 primarily due to lower grain prices and a change in product mix.

     Consumer Products sales for 1999 increased $178 million or 8.6% compared to 1998. This increase was primarily due to a 10.5% increase in volume partially offset by a 1.8% decrease in average sales prices. Consumer Products segment profit increased $62 million resulting from the increase in volume and lower grain costs.

     International sales for 1999 increased $53 million or 9% compared to 1998. This increase is primarily the result of a 29.6% increase in volume partially offset by a 15.9% decrease in average sales prices. Segment profit for International increased $59 million. The increase in volume and segment profit for the International segment is primarily due to the consolidation of Tyson de Mexico.

     Swine sales for 1999 decreased $51 million or 31.7% compared to 1998. Swine segment loss increased $42 million. The Swine business experienced a significant decrease in market prices during 1999 compared to 1998, resulting in a Swine group net loss of $0.18 per share for 1999.

     Seafood sales for 1999 decreased $25 million or 11.7% compared to 1998. This decrease was primarily due to the sale of the seafood business at the beginning of the fourth quarter of 1999. Segment profit for Seafood increased $19 million.

     Other sales for 1999 decreased $231 million or 22.1% compared to 1998, primarily due to the sale of non-core businesses at the end of the first quarter of 1999. Other segment profit increased $45 million.

Cost of sales for 1999 decreased 3.3% compared to 1998. This decrease was primarily the result of decreased sales and lower grain costs. As a percent of sales, cost of sales was 82.2% for 1999 compared to 84.4% for 1998 primarily due to lower grain costs.

Operating expenses for 1999 decreased 13.5% from 1998, primarily due to impairment and other charges of $77 million in 1999 compared to $142 million in 1998. As a percent of sales, selling expense decreased to 7.8% in 1999 compared to 8.7% in 1998, primarily due to the $48 million charge in 1998 for losses in the Company's export business to Russia. General and administrative expense, as a percent of sales, was 1.8% in both 1999 and 1998. Amortization expense, as a percent of sales, was 0.5% in 1999 compared to 0.4% in 1998.

Interest expense in 1999 decreased 10.9% compared to 1998. As a percent of sales, interest expense was 1.7% in 1999 compared to 1.9% in 1998. The
Company had a lower level of borrowing in 1999, which decreased the Company's average indebtedness by 6.4% from 1998. The Company's short-term interest rates were slightly lower than in 1998, and the net average effective interest rate on total debt was 6.2% for 1999 compared to 6.6% for 1998.

The effective tax rate for 1999 was 34.9% compared to 64.7% for 1998.   The
1998 effective tax rate was affected by certain costs related to asset impairment and foreign losses not deductible for tax purposes.

Return on invested capital for 1999 was 10.9% compared to 4.9% for 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In
2000, net cash of $587 million was provided by operating activities, an increase of $40 million from 1999. The Company's foreseeable cash needs for operations and capital expenditures will continue to be met primarily through cash flows from operations. At September 30, 2000, the Company had construction projects in progress that will require approximately $121 million to complete.

                                [BAR GRAPH]

                   CASH PROVIDED BY OPERATING ACTIVITIES
                            dollars in millions

                              2000      $587
                              1999      $547
                              1998      $496


     Total debt at September 30, 2000, was $1.5 billion, a decrease of $262 million from October 2, 1999. The Company has an unsecured revolving credit agreement totaling $1 billion that supports the Company's commercial paper program. This $1 billion facility expires in May 2002. At September 30, 2000, $260 million in commercial paper was outstanding under this $1 billion facility. Additional outstanding debt at September 30, 2000, consisted of $880 million of public debt, $112 million of institutional notes, $155 million of leveraged equipment loans, $62 million of notes payable and $73 million of other indebtedness.


                                [BAR GRAPH]

                           TOTAL CAPITALIZATION
                            dollars in billions

                                   2000      1999      1998

                         Debt      1.5       1.8       2.1
                         Equity    2.2       2.1       2.0

     The revolving credit agreement and notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and a maximum total debt-to-capitalization ratio. The Company is in compliance with these covenants at fiscal year end.

     Shareholders' equity increased 2.2% during 2000 and has grown at a compounded annual rate of 8.2% over the past five years.

IMPACT OF YEAR 2000
The Company has completed its Year 2000 Project as scheduled. The Company's products, computing and communications infrastructure systems have operated without Year 2000 related problems. The Company is not aware that any of its major customers or third-party suppliers has experienced significant Year 2000 related problems.
     The Company believes all its critical systems are Year 2000 ready; however, there is no guarantee that the Company has discovered all possible failure points including all systems, non-ready third parties whose systems and operations affect the Company and other uncertainties.
     As of September 30, 2000, the Year 2000 Project was considered complete and no further actions were required.

MARKET RISK
Market risks relating to the Company's operations result primarily from changes in commodity prices, interest rates and foreign exchange rates as well as credit risk concentrations. To address certain of these risks the Company enters into various hedging transactions as described below. Financial instruments that do not qualify for hedge accounting are marked to fair value and the gains or losses are recognized currently in earnings.

Commodities Risk The Company is a purchaser of certain commodities, primarily corn and soybeans. The Company periodically uses commodity futures and options for hedging purposes to reduce the effect of changing commodity prices and as a mechanism to procure these grains. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Contracts that effectively meet this risk reduction and correlation criteria are recorded using hedge accounting. Gains and losses on closed hedge transactions are recorded as a component of the underlying inventory purchase.
      The following table provides information about the Company's corn, soybean and other feed ingredient inventory and financial instruments that are sensitive to changes in commodity prices. The table presents the carrying amounts and fair values at September 30, 2000, and October 2, 1999. Additionally, for puts and futures contracts, the latest of which expires or matures eight months from the reporting date, the table presents the notional amounts in units of purchase and the weighted average contract prices.

volume and dollars in millions, except per unit amounts
                                                        Volume         Weighted avg      Fair value
                                                                       strike price
                                                                          per unit
                                                    2000      1999     2000     1999    2000    1999
Recorded Balance Sheet Commodity Position:
 Commodity inventory(book value of $33 and $34)      -          -       -        -       $33    $34
Hedging Positions
   Corn futures contracts (volume in bushels)
      Long (buy) positions                          17         84      $2.50   $2.21      (9)    (8)
      Short (sell) positions                         -          1        -      2.32       -      -
   Soybean oil futures contracts (volume in cwt)
      Long (buy) positions                           9          -       0.16     -         -      -
      Short (sell) positions                         6          -       0.16     -         -      -
Trading Positions
   Corn puts                                         -         28        -      2.10       -     (3)
                                    53

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

     The Company also periodically enters into foreign exchange forward contracts and option contracts to hedge some of its foreign currency exposure. At September 30, 2000, the Company did not have any outstanding instruments or transactions that are sensitive to foreign currency exchange rates. In 1999, the Company used such contracts to hedge exposure to changes in foreign currency exchange rates, primarily the Mexican peso, associated with debt denominated in U.S. dollars held by Tyson de Mexico. At October 2, 1999, the notional amount of these forward exchange contracts to sell Mexican pesos for U.S. dollars was $7 million due in 2000, with a weighted average strike price of $10.13 and a negative fair value of $1 million. Gains and losses on these contracts are recognized as an adjustment of the subsequent transaction when it occurs. Forward and option contracts generally have maturities or expirations not exceeding 12 months.

     The following tables provide information about the Company's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. The tables present the Company's debt obligations, principal cash flows and related weighted average interest rates by expected maturity dates and fair values. For interest rate swaps, the tables present notional amounts, weighted average interest rates or strike rates by contractual maturity dates and fair values. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

                                                       dollars in millions
-----------------------------------------------------------------------------------------------------
                                 2001    2002   2003    2004    2005   Thereafter  Total      Fair
                                                                                              Value
                                                                                             9/30/00
-----------------------------------------------------------------------------------------------------
As of September 30, 2000
Liabilities
Long-term debt
  including current portion
       Fixed rate                $123    $31    $178     $29    $180      $613     $1,154    $1,104
       Average interest rate    8.23%   7.84%   6.18%   7.09%  6.80%     6.78%      6.88%

       Variable rate              -      $276     -       -      -        $50       $326      $326
       Average interest rate      -     6.78%     -       -      -       5.64%      6.61%

Interest rate derivative
  financial instruments
  related to debt
     Interest rate swaps
       Pay fixed                 $18     $20     $22     $21    $16       $13       $110        -
       Average pay rate         6.72%   6.73%   6.73%   6.71%  6.44%     6.60%      6.66%
Average receive rate-
USD 6 month LIBOR

                                                       dollars in millions
-----------------------------------------------------------------------------------------------------
                                 2000    2001   2002    2003    2004   Thereafter  Total      Fair
                                                                                              Value
                                                                                             10/2/99
-----------------------------------------------------------------------------------------------------
As of October 2, 1999
Liabilities
Long-term debt
  Including current portion
       fixed rate                $173    $126    $30    $178    $29       $794     $1,330    $1,299
       average interest rate    6.82%   8.18%   7.83%   6.18%  7.08%     6.78%      6.87%

       Variable rate             $50     $17    $291      -      -        $50       $408      $408
       Average interest rate    5.51%   7.67%   5.85%     -      -       3.90%      5.65%

Interest rate derivative
  Financial instruments
  Related to debt
     Interest rate swaps
          Pay fixed              $17     $18     $20     $22    $21       $29       $127      $(1)
       Average pay rate         6.71%   6.69%   6.73%   6.73%  6.71%     6.50%      6.66%
Average receive rate-
USD 6 month LIBOR

Concentrations of Credit Risk The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company's cash equivalents are in high quality securities placed with major banks and financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. No single group or customer represents greater than 10% of total accounts receivable.

RECENTLY ISSUED ACCOUNTING STANDARDS
On October 1, 2000, the Company adopted Financial Accounting Standards Board Statement (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138. This statement establishes accounting and reporting standards, which requires that all derivative instruments be recorded on the balance sheet at fair value. This statement also establishes "special accounting" for fair value hedges, cash flow hedges and hedges of foreign currency exposures of net investments in foreign operations. The Company has determined the business processes related to hedging activities mainly consist of grain procurement and certain financing activities. The adoption on October 1, 2000, resulted in the cumulative effect of an accounting change of approximately $9 million being charged to other comprehensive loss.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the Commission. SAB 101A was released on March 24, 2000, and delayed for one fiscal quarter the implementation date of SAB 101 for registrants with fiscal years beginning between December 16, 1999, and March 15, 2000. Since the issuance of SAB 101 and SAB 101A, the staff has continued to receive requests from a number of groups asking for additional time to determine the effect, if any, on registrant's revenue recognition practices. SAB 101B issued June 26, 2000, further delayed the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company believes the adoption of SAB 101 in fiscal 2001 will not have a material impact on its financial position or results of operations.

SUBSEQUENT EVENT On October 17, 2000, a Washington County (Arkansas) Chancery Court jury awarded the Company approximately $20 million in its lawsuit against ConAgra, Inc. and ConAgra Poultry Company. In its suit, the Company alleged that ConAgra, Inc. and ConAgra Poultry Company violated the Arkansas Trade Secrets Act when they improperly obtained and implemented Tyson's confidential feed nutrient profile. The court ruled that the Company's feed nutrient profile is a trade secret under the Arkansas Trade Secrets Act and that ConAgra, Inc. and ConAgra Poultry Company misappropriated the feed nutrient profile. The court's ruling and the award are subject to appeal; therefore, the Company has not recorded this award at September 30, 2000.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION
This annual report and other written reports and oral statements made from time to time by the Company and its representatives contain forward-looking statements, including forward-looking statements made in this report, with respect to their current views and estimates of future economic circumstances, industry conditions, company performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties that could cause the Company's actual results and experiences to differ materially from the anticipated results and expectations, expressed in such forward-looking statements. In light of these risks, uncertainties and assumptions, the Company wishes to caution readers not to place undue reliance on any forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information or otherwise.

     Among the factors that may affect the operating results of the Company are the following: (i) fluctuations in the cost and availability of raw materials, such as feed grain costs; (ii) changes in the availability and relative costs of labor and contract growers; (iii) market conditions for finished products, including the supply and pricing of alternative proteins; (iv) effectiveness of advertising and marketing programs; (v) the ability of the Company to make effective acquisitions and to successfully integrate newly acquired businesses into existing operations; (vi) risks associated with leverage, including cost increases due to rising interest rates; (vii) risks associated with effectively evaluating derivatives and hedging activities (viii) changes in regulations and laws, including changes in accounting standards, environmental laws, occupational, health and safety laws; (ix) adverse results from ongoing litigation; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; and (xi) the effect of, or changes in, general economic conditions.

                     CONSOLIDATED STATEMENTS OF INCOME
                   TYSON FOODS, INC. 2000 ANNUAL REPORT
Three years ended September 30, 2000         in millions, except per share data
--------------------------------------------------------------------------------
                                                 2000        1999        1998
--------------------------------------------------------------------------------
Sales                                          $7,158      $7,363      $7,414
Cost of Sales                                   6,044       6,054       6,260
--------------------------------------------------------------------------------
                                                1,114       1,309       1,154
--------------------------------------------------------------------------------
Operating Expenses:
  Selling                                         563         575         642
  General and administrative                      169         134         133
  Amortization                                     34          36          33
  Asset impairment and other charges               -           77         142
-------------------------------------------------------------------------------
                                                  766         822         950
--------------------------------------------------------------------------------
Operating Income                                  348         487         204

Other Expense (Income):
  Interest                                        115         124         139
  Foreign currency exchange                        -           (3)          -
  Other                                            (1)         (5)         (6)
--------------------------------------------------------------------------------
                                                  114         116         133
--------------------------------------------------------------------------------
Income Before Taxes on Income and
  Minority Interest                               234         371          71
Provision for Income Taxes                         83         129          46
Minority Interest in Net Income of
  Consolidated Subsidiary                          -           12          -
--------------------------------------------------------------------------------
Net Income                                      $ 151      $  230      $   25
================================================================================
Basic Earnings Per Share                       $0.67       $ 1.00      $ 0.11
Diluted Earnings Per Share                     $0.67       $ 1.00      $ 0.11
================================================================================
See accompanying notes

                        CONSOLIDATED BALANCE SHEETS
                   TYSON FOODS, INC. 2000 ANNUAL REPORT
September 30, 2000 and October 2, 1999   in millions, except per share data
Assets                                                   2000      1999
Current Assets:
  Cash and cash equivalents                              $   43    $   30
  Accounts receivable                                       520       603
  Inventories                                               965       989
  Assets held for sale                                        2        75
  Other current assets                                       46        30
---------------------------------------------------------------------------
Total Current Assets                                      1,576     1,727
Net Property, Plant and Equipment                         2,141     2,185
Excess of Investments Over Net Assets Acquired              937       962
Other Assets                                                200       209
---------------------------------------------------------------------------
Total Assets                                             $4,854    $5,083
===========================================================================
Liabilities and Shareholders' Equity
Current Liabilities:
  Notes payable                                          $   62    $   66
  Current portion of long-term debt                         123       223
  Trade accounts payable                                    346       390
  Accrued compensation and benefits                         104       105
  Other current liabilities                                 251       203
---------------------------------------------------------------------------
Total Current Liabilities                                   886       987
Long-Term Debt                                            1,357     1,515
Deferred Income Taxes                                       385       398
Other Liabilities                                            51        55
Shareholders' Equity:
  Common stock ($0.10 par value):
    Class A-authorized 900 million shares:
      Issued 138 million shares in 2000 and 1999             14        14
    Class B-authorized 900 million shares:
      Issued 103 million shares in 2000 and 1999             10        10
  Capital in excess of par value                            735       740
  Retained earnings                                       1,715     1,599
  Accumulated other comprehensive loss                       (5)       (1)
                                                          2,469     2,362
  Less treasury stock, at cost-
   16 million shares in 2000 and
   12 million shares in 1999                                284       232
  Less unamortized deferred compensation                     10         2
Total Shareholders' Equity                                2,175     2,128
---------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity               $4,854    $5,083
===========================================================================
see accompanying notes

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   TYSON FOODS, INC. 2000 ANNUAL REPORT
Three years ended September 30, 2000
                                                                                      in millions, except per share data
---------------------------------------------------------------------------------------------------------------------------
                                            Class A         Class B         Capital                     Treasury Stock
                                         ------------------------------  In Excess Of    Retained  ------------------------
                                         Shares  Amount Shares Amount      Par Value     Earnings    Shares     Amount
---------------------------------------------------------------------------------------------------------------------------
Balance-September 27, 1997                120     $12    103      $10         $379         $1,391      9         $(166)
 Comprehensive Income:
  Net income                                                                                   25
  Other comprehensive income(loss)-
       net of tax of $0.7 million
    Currency translation adjustment

  Total Comprehensive Income

  Purchase of Treasury Shares                                                                          1           (22)
  Exercise of Options                                                                                                3
  Business Acquisitions                    18       2                          362
  Dividends Paid
----------------------------------------------------------------------------------------------------------------------------
Balance-October 3, 1998                   138      14    103       10          741          1,394      10         (185)
 Comprehensive Income:
  Net income                                                                                  230
  Other comprehensive income(loss)

  Total Comprehensive Income

  Purchase of Treasury Shares                                                                           3          (52)
  Exercise of Options                                                           (1)                    (1)           6
  Restricted Shares Cancelled                                                                                       (1)
  Dividends Paid                                                                             (25)
----------------------------------------------------------------------------------------------------------------------------
Balance-October 2, 1999                   138      14    103      10           740         1,599       12         (232)
 Comprehensive Income:
  Net Income                                                                                 151
  Other comprehensive income(loss)-
       net of tax of $(1.3) million
    Currency translation adjustment
Total Comprehensive Income

  Purchase of Treasury Shares                                                                           5          (69)
  Exercise of Options                                                                                                1
  Restricted Shares Issued                                                     (5)                     (1)          16
  Dividends Paid                                                                             (35)
  Amortization of Deferred Compensation
------------------------------------------------------------------------------------------------------------------------------
Balance-September 30, 2000                138     $14    103      $10          $735        $1,715      16         $(284)
See accompanying notes

---------------------------------------------------------------------------------------
                                                         Accumulated
                                          Unamortized        Other           Total
                                           Deferred      Comprehensive   Shareholders'
                                          Compensation    Income(Loss)      Equity
---------------------------------------------------------------------------------------
Balance-September 27, 1997                   $(2)             $(3)          $1,621
 Comprehensive Income:
  Net Income                                                                    25
  Other comprehensive income(loss)-
        net of tax of $0.7 million
    Currency translation adjustment                             2                2
                                                                             -----
  Total Comprehensive Income                                                    27
                                                                             -----
  Purchase of Treasury Shares                                                  (22)
  Exercise of Options                                                            3
  Business Acquisitions                                                        364
  Dividends Paid                                                               (22)
--------------------------------------------------------------------------------------
Balance-October 3, 1998                       (2)              (1)           1,971
 Comprehensive Income:
  Net income                                                                   230
  Other comprehensive income(loss)
                                                                              ----
  Total Comprehensive Income                                                   230
                                                                              ----
  Purchase of Treasury Shares                                                  (52)
  Exercise of Options                                                            5
  Restricted Shares Cancelled                                                   (1)
  Dividends Paid                                                               (25)
--------------------------------------------------------------------------------------
Balance-October 2, 1999                       (2)              (1)           2,128
 Comprehensive Income:
  Net Income                                                                   151
  Other comprehensive income(loss)-
           net of tax of $(1.3) million
    Currency translation adjustment                            (4)              (4)
                                                                              -----
  Total Comprehensive Income                                                   147
                                                                              -----
  Purchase of Treasury Shares                                                  (69)
  Exercise of Options                                                            1
  Restricted Shares Issued                   (11)                                -
  Dividends Paid                                                               (35)
  Amortization of Deferred Compensation        3                                 3
--------------------------------------------------------------------------------------
Balance-September 30, 2000                  $(10)             $(5)          $2,175
See accompanying notes


                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                   TYSON FOODS, INC. 2000 ANNUAL REPORT

Three years ended September 30, 2000                                               in millions
----------------------------------------------------------------------------------------------
                                                                2000       1999        1998
----------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
 Net income                                                        $ 151     $ 230     $  25
 Adjustments to reconcile net income
   To cash provided by operating activities:
    Depreciation                                                     257       255       243
    Amortization                                                      34        36        33
    Amortization of deferred compensation                              3         -         -
    Provision for doubtful accounts                                   25        16         2
    Asset impairment and other charges                                 -        77       215
    Deferred income taxes                                             47       (13)     (145)
    Minority interest                                                  -        12         -
    Foreign currency exchange loss                                     -        (3)        -
    Loss (gain) on dispositions of property, plant and equipment       4        (1)       (2)
    Decrease in accounts receivable                                   57         9        31
    Decrease (increase) in inventories                                84       (99)       80
    (Decrease) increase in trade accounts payable                    (46)       21        (7)
    Net change in other current assets and liabilities               (29)        7        21
----------------------------------------------------------------------------------------------
Cash Provided by Operating Activities                                587        547      496
Cash Flows From Investing Activities:
 Net cash paid for acquisitions                                       -           -     (259)
 Additions to property, plant and equipment                         (196)      (363)    (310)
 Proceeds from sale of assets                                          4        234      136
 Net change in other assets and liabilities                          (14)       (37)     (13)
----------------------------------------------------------------------------------------------
Cash Used for Investing Activities                                  (206)      (166)    (446)
Cash Flows From Financing Activities:
 Decrease in notes payable                                            (4)       (19)     (74)
 Proceeds from long-term debt                                          7         76    1,027
 Repayments of long-term debt                                       (266)      (382)    (955)
 Purchase of treasury shares                                         (69)       (52)     (22)
 Other                                                               (34)       (18)      (3)
----------------------------------------------------------------------------------------------
Cash Used for Financing Activities                                  (366)      (395)     (27)
Effect of Exchange Rate Change on Cash                                (2)        (2)       -
----------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                      13        (16)      23
Cash and Cash Equivalents at Beginning of Year                        30         46       23
----------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                          $   43      $  30    $  46
----------------------------------------------------------------------------------------------
see accompanying notes

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   TYSON FOODS, INC. 2000 ANNUAL REPORT

NOTE 1: BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Business: Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,400 contract growers in 100 communities. Tyson has operations in 18 states and 15 countries and exports to 73 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Through its Cobb-Vantress subsidiary, Tyson is also a leading chicken breeding stock supplier. In addition,
Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Original brand, as well as a leading provider of live swine.

Consolidation: The consolidated financial statements include the accounts of subsidiaries including the Company's majority ownership in Tyson de Mexico. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year: The Company utilizes a 52- or 53-week accounting period that ends on the Saturday closest to September 30.

Reclassifications:   Certain reclassifications  have  been  made  to  prior
periods to conform to current presentations.

Cash and Cash Equivalents: Cash equivalents consist of investments in short-term, highly liquid securities having original maturities of three months or less, which are made as part of the Company's cash management activity. The carrying values of these assets approximate their fair market values. As a result of the Company's cash management system, checks issued, but not presented to the banks for payment, may create negative cash balances.
Checks   outstanding   in   excess  of  related  cash   balances   totaling
approximately  $126  million at September 30, 2000,  and  $135  million  at
October   2,  1999,  are  included  in  trade  accounts  payable,   accrued
compensation and benefits and other current liabilities.

Inventories: Live chicken consists of broilers and breeders. Broilers are stated at the lower of cost (first-in, first-out) or market and breeders are stated at cost less amortization. Breeder costs are accumulated up to the production stage and amortized into broiler costs over the estimated production lives based on historical egg production. Live swine consist of breeding stock and finishing, which are carried at lower of cost (first-in, first-out) or market. The cost of live swine is included in cost of sales when the swine are sold. Additionally, dressed and further-processed products, hatchery eggs and feed and supplies are valued at the lower of cost (first-in, first-out) or market. At September 30, 2000, live swine inventory has been reclassified to inventory from assets held for sale.

                                                                in millions
---------------------------------------------------------------------------
                                                  2000             1999
---------------------------------------------------------------------------
Dressed and further-processed products           $460             $549
Live chickens                                     291              291
Live swine                                         75               -
Hatchery eggs and feed                             67               67
Supplies                                           72               82
---------------------------------------------------------------------------
Total inventory                                  $965             $989
---------------------------------------------------------------------------

Depreciation: Depreciation is provided primarily by the straight-line method using estimated lives for buildings and leasehold improvements of 10 to 39 years, machinery and equipment of three to 12 years and other of three to 20 years.

Excess of Investments Over Net Assets Acquired: Costs in excess of net assets of businesses purchased are amortized on a straight-line basis over periods ranging from 15 to 40 years. The Company reviews the carrying value of excess of investments over net assets acquired at each balance sheet date to assess recoverability from future operations using undiscounted cash flows based upon historical results and current projections of earnings before interest and taxes. If impairment is indicated by using undiscounted cash flows, the Company measures impairment using discounted cash flows of future operating results based upon a rate that corresponds to the Company's cost of capital. Impairments are recognized in operating results to the extent that carrying value exceeds fair value. At September 30, 2000, and October 2, 1999, the accumulated amortization of excess of investments over net assets acquired was $256 million and $225 million, respectively.

Other Current Liabilities: Insurance reserves totaling $102 million and $95 million at September 30, 2000, and October 2, 1999, respectively, are included in other current liabilities.

Capital Stock: Holders of Class B common stock (Class B stock) may convert such stock into Class A common stock (Class A stock) on a share-for-share basis. Holders of Class B stock are entitled to 10 votes per share while holders of Class A stock are entitled to one vote per share on matters submitted to shareholders for approval. Cash dividends cannot be paid to holders of Class B stock unless they are simultaneously paid to holders of Class A stock. The per share amount of the cash dividend paid to holders of Class B stock cannot exceed 90% of the cash dividend simultaneously paid to holders of Class A stock. The Company pays quarterly cash dividends to Class A and Class B shareholders. The Company paid Class A dividends per share of $0.16, $0.115 and $0.10 and Class B dividends per share of $0.144, $0.104 and $0.09 in 2000, 1999 and 1998, respectively.

Stock-Based Compensation: Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair value method had been applied.

Financial Instruments: Periodically, the Company uses derivative financial instruments to reduce its exposure to various market risks. The Company does not regularly engage in speculative transactions, nor does the Company regularly hold or issue financial instruments for trading purposes. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Contracts that effectively meet the risk reduction and correlation criteria are recorded using hedge accounting. Financial instruments that do not meet the criteria for hedge accounting are marked to fair value with gains or losses reported currently in earnings. Interest rate swaps are used to hedge exposure to changes in interest rates under various leveraged equipment loans. Settlements of interest rate swaps are accounted for as an adjustment to interest expense. Commodity futures and options are used to hedge a portion of the Company's purchases of certain commodities for future processing requirements. Such contracts are accounted for as hedges, with gains and losses recognized as part of cost of sales, and generally have terms of less than 15 months. Foreign currency forwards and option contracts are used to hedge sale and debt transactions denominated in foreign currencies to reduce the currency risk associated with fluctuating exchange rates. Such contracts generally have terms of less than 12 months. Unrealized gains and losses are deferred as part of the basis of the underlying transaction.

Revenue Recognition: The Company recognizes sales revenue upon shipment of product. Certain international sales revenue and live swine sales revenue are recognized after transfer of title or delivery of product, which may occur after shipment.

Advertising and Promotion Expenses: Advertising and promotion expenses are charged to operations in the period incurred. Advertising and promotion expenses for 2000, 1999 and 1998 were $280 million, $301 million and $294 million, respectively.

Use of Estimates: The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Standards: On October 1, 2000, the Company adopted Financial Accounting Standards Board Statement (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which is required to be adopted in years beginning after June 15, 2000. This Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.
     The adoption on October 1, 2000, resulted in the cumulative effect of an accounting change of approximately $9 million being charged to other comprehensive loss. The Company does not believe the adoption of SFAS No. 133 will cause a significant change in normal business practices.

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the Commission. SAB 101A was released on March 24, 2000, and delayed for one fiscal quarter the implementation date of SAB 101 for registrants with fiscal years beginning between December 16, 1999, and March 15, 2000. Since the issuance of SAB 101 and SAB 101A, the staff has continued to receive requests from a number of groups asking for additional time to determine the effect, if any, on registrant's revenue recognition practices. SAB 101B issued June 26, 2000 further delayed the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company believes the adoption of SAB 101 in fiscal 2001 will not have a material impact on its financial position or results of operations.

NOTE 2: ACQUISITIONS
On January 9, 1998, the Company completed the acquisition of Hudson Foods, Inc. (Hudson or Hudson Acquisition). At the effective time of the acquisition, the Class A and Class B shareholders of Hudson received approximately 18.4 million shares of the Company's Class A common stock valued at approximately $364 million and approximately $257 million in cash. The Company borrowed funds under its commercial paper program to finance the cash portion of the Hudson Acquisition and repay approximately $61 million under Hudson's revolving credit facilities. The Hudson Acquisition has been accounted for as a purchase and the excess of investment over net assets acquired is being amortized straight-line over 40 years. The Company's consolidated results of operations include the operations of Hudson since the acquisition date. The following unaudited pro forma information shows the results of operations as though the purchase of Hudson had been made at the beginning of fiscal 1997.

                                   in millions, except per share data
                                        ----------------------------
                                           1998            1997
                                        ----------------------------
Sales                                     $7,831         $8,021
Net income                                    17            140
Basic earnings per share                    0.07           0.60
Diluted earnings per share                $ 0.07         $ 0.59

The unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of 1997, or the results that may occur in the future.

NOTE 3: DISPOSITIONS
     On July 17, 1999, the Company completed the sale of the assets of Tyson Seafood Group in two separate transactions. Under the terms of the agreements, the Company received proceeds of approximately $165 million, which was used to reduce indebtedness, and subsequently collected receivables totaling approximately $16 million. The Company recognized a pretax loss of approximately $19 million on the sale of the seafood assets.

     Effective December 31, 1998, the Company sold Willow Brook Foods, its integrated turkey production and processing business, and its Albert Lea, Minn., processing facility which primarily produced sausages, lunch and deli meats. In addition, on December 31, 1998, the Company sold its National Egg Products Company operations in Social Circle, Ga. These facilities were sold for amounts that approximated their carrying values. These operations were acquired as part of the Hudson Acquisition.

NOTE 4: IMPAIRMENT AND OTHER CHARGES
In the fourth quarter of fiscal 1999, the Company recorded a pretax charge totaling $35 million related to the anticipated loss on the sale and closure of the Pork Group assets. In the first quarter of fiscal 2000, the Company ceased negotiations for the sale of the Pork Group. Additionally, in the fourth quarter of fiscal 1999, the Company recorded pretax charges totaling $23 million for impairment of property and equipment and write-down of related excess of investments over net assets acquired of Mallard's Food Products.
     In the fourth quarter of fiscal 1998, as a result of the Company's restructuring plan, pretax charges totaling $215 million were recorded. These charges were classified in the Consolidated Statements of Income as $142 million asset impairment and other charges, $48 million in selling expenses, $21 million in cost of sales and $4 million in other expense.

NOTE 5: ALLOWANCE FOR DOUBTFUL ACCOUNTS
On January 31, 2000, AmeriServe Food Distribution, Inc. (AmeriServe), a significant distributor of products to fast food and casual dining restaurant chains, filed for reorganization in Delaware under Chapter 11 of the federal Bankruptcy Code. The Company is a major supplier to several AmeriServe customers. In the second quarter of fiscal 2000, the Company recorded a $24 million bad debt reserve to fully reserve the AmeriServe receivable. At September 30, 2000, and October 2, 1999, allowance for doubtful accounts, excluding the AmeriServe writeoff, was $17 million and $22 million, respectively.

NOTE 6: FINANCIAL INSTRUMENTS
Commodity and Foreign Currency Contracts: At September 30, 2000, and October 2, 1999, the Company held the following commodity and foreign currency contracts:

                dollars in millions, except per unit contract/strike prices
---------------------------------------------------------------------------------------------------
                                              Notional amount  Weighted average     Fair Value
                                                               Contract/strike
                                                                    Price
                                    --------------------------------------------------------------
                                     Units     2000      1999    2000     1999      2000      1999
                                    --------------------------------------------------------------
Hedging positions:
 Long positions in corn             bushels     17        84    $2.50     $2.21     $(9)     $(8)
 Short positions in corn            bushels      -         1      -       $2.32       -        -
 Long positions in soybean oil        cwt        9        -      0.16       -         -        -
 Short positions in soybean oil       cwt        6        -      0.16       -         -        -
 Foreign forward exchange contracts dollars      -        $7      -     $10.13        -       (1)
Trading positions:
 Short positions in corn puts       bushels      -        28      -       2.10        -       (3)
---------------------------------------------------------------------------------------------------
                                    67

Fair Value of Financial Instruments: The Company's significant financial instruments include cash and cash equivalents, investments and debt. In evaluating the fair value of significant financial instruments, the Company generally uses quoted market prices of the same or similar instruments or calculates an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities. As of September 30, 2000, and October 2, 1999, the fair value of financial instruments held by the Company approximated the recorded value except for long-term debt. Fair value of long-term debt including current portion was $1.4 billion and $1.7 billion at September 30, 2000, and October 2, 1999, respectively.

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

Interest Rate Instruments: The Company uses interest rate swap contracts on certain borrowing transactions. Interest rate swaps with notional amounts of $110 million and $127 million were in effect at September 30, 2000, and October 2, 1999, respectively. Fair values of these swaps were $500,000 and a negative $1 million at September 30, 2000, and October 2, 1999, respectively. Fair values of interest rate instruments are estimated amounts the Company would receive or pay to terminate the agreements at the reporting dates. These swaps mature from 2005 to 2008.


NOTE 7: PROPERTY, PLANT AND EQUIPMENT
The major categories of property, plant and equipment and accumulated depreciation, at cost, are as follows:

                                                              (IN MILLIONS)
----------------------------------------------------------------------------
                                                    2000          1999
----------------------------------------------------------------------------
Land                                              $   61         $   57
Buildings and leasehold improvements               1,291          1,180
Machinery and equipment                            2,219          2,033
Land improvements and other                          110            112
Buildings and equipment under construction           103            224
----------------------------------------------------------------------------
                                                   3,784          3,606
Less accumulated depreciation                      1,643          1,421
----------------------------------------------------------------------------
Net property, plant and equipment                 $2,141         $2,185
----------------------------------------------------------------------------

     The Company capitalized interest costs of $2 million in 2000, $5 million in 1999 and $2 million in 1998 as part of the cost of major asset construction projects. Approximately $121 million will be required to complete construction projects in progress at September 30, 2000.

      In fiscal 2000, the Company adopted American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement provides guidance on the capitalization of certain costs incurred in developing or acquiring internal-use computer software. At September 30, 2000, the Company has capitalized $25 million in software costs and recorded $3 million of related software depreciation.

NOTE 8: CONTINGENCIES
The Company is involved in various lawsuits and claims made by third parties on an ongoing basis as a result of its day-to-day operations. Although the outcome of such items cannot be determined with certainty, the Company's general counsel and management are of the opinion that the final outcome should not have a material effect on the Company's results of operations or financial position.
     On June 22, 1999, 11 current and former employees of the Company filed the case of M.H. Fox, et al. v. Tyson Foods, Inc. (Fox v. Tyson) in the U.S. District Court for the Northern District of Alabama claiming the Company violated requirements of the Fair Labor Standards Act. The suit alleges the Company failed to pay employees for all hours worked and/or improperly paid them for overtime hours. The suit generally alleges that
(i) employees should be paid for time taken to put on and take off certain working supplies at the beginning and end of their shifts and breaks and
(ii) the use of "mastercard" or "line" time fails to pay employees for all time actually worked. Plaintiffs seek to represent themselves and all similarly situated current and former employees of the Company. At filing 159 current and/or former employees consented to join the lawsuit and, to date, approximately 4,900 consents have been filed with the court. Discovery in this case is ongoing. A hearing was held on March 6, 2000, to consider the plaintiff's request for collective action certification and court-supervised notice. No decision has been rendered. The Company believes it has substantial defenses to the claims made and intends to vigorously defend the case; however, neither the likelihood of unfavorable outcome nor the amount of ultimate liability, if any, with respect to this case can be determined at this time.
     Substantially similar suits have been filed against other integrated poultry companies. In addition, organizing activity conducted by representatives or affiliates of the United Food and Commercial Workers Union against the poultry industry has encouraged worker participation in Fox v. Tyson and the other lawsuits.
     On February 9, 2000, the Wage and Hour Division of the U.S. Department of Labor (DOL) began an industry-wide investigation of poultry producers, including the Company, to ascertain compliance with various wage and hour issues. As part of this investigation, the DOL inspected 14 of the
Company's   processing  facilities.   The  Company  has  begun  preliminary
discussions with the DOL regarding its investigation to discuss a resolution of potential claims that might be asserted by the DOL.
     The Company has been advised of an investigation by the Immigration and Naturalization Service (INS) and the U.S. Attorney's Office for the Eastern District of Tennessee into possible violations of the Immigration and Naturalization Act at several of the Company's locations. On October 5, 2000, the Company was advised that, in addition to a number of its employees, the Company itself is a subject of the investigation. The outcome of the investigation and any potential liability on the part of the Company cannot be determined at this time.

      On January 20, 2000, McCarty Farms, Inc. (McCarty), a former subsidiary of the Company which has been merged into the Company, was indicted in the U.S. District Court for the Southern District of Mississippi, Jackson Division, for conspiracy to violate the federal Clean Water Act. The alleged conspiracy arose out of McCarty's partial ownership of Central Industries, Inc. (Central), which operates a rendering plant in Forest, Miss. On November 3, 2000, Central pled to 25 counts of knowing violations  of  the  Act and one count of conspiracy  pursuant  to  a  plea agreement, which resulted in a $14 million fine against Central payable over five years. The conspiracy indictment against McCarty and other Central shareholders was dismissed. A related civil proceeding by the United States arising from the same circumstances, and a state environmental administrative complaint were also fully resolved and dismissed as a part of Central's Plea Agreement.
     The Company's Sedalia, Mo., facility is currently under investigation by the U.S. Attorney's office of the Western District of Missouri for possible violations of environmental laws or regulations. Neither the likelihood of an unfavorable outcome nor the amount of ultimate liability, if any, with respect to this investigation can be determined at this time.
     On October 17, 2000, a Washington County (Arkansas) Chancery Court jury awarded the Company approximately $20 million in its lawsuit against ConAgra, Inc. and ConAgra Poultry Company. In its suit, the Company alleged that ConAgra, Inc. and ConAgra Poultry Company violated the Arkansas Trade Secrets Act when they improperly obtained and implemented Tyson's confidential feed nutrient profile. The court ruled that the Company's feed nutrient profile is a trade secret under the Arkansas Trade Secrets Act and that ConAgra, Inc. and ConAgra Poultry Company misappropriated the feed nutrient profile. The court's ruling and the award are subject to appeal; therefore, the Company has not recorded this award at September 30, 2000.

NOTE 9: COMMITMENTS
The  Company  leases certain farms and other properties and  equipment  for which the total rentals thereon approximated $66 million in 2000, $64 million in 1999 and $47 million in 1998. Most farm leases have terms ranging from one to 10 years with various renewal periods. The most significant obligations assumed under the terms of the leases are the upkeep of the facilities and payments of insurance and property taxes.
     Minimum lease commitments under noncancelable leases at September 30, 2000, total $124 million composed of $54 million for 2001, $34 million for 2002, $18 million for 2003, $9 million for 2004, $5 million for 2005 and $4 million for later years. These future commitments are expected to be offset by future minimum lease payments to be received under subleases of approximately $12 million.
     The Company assists certain of its swine and chicken growers in obtaining financing for growout facilities by providing the growers with extended growout contracts and conditional operation of the facilities should a grower default under their growout or loan agreement. The Company also guarantees debt of outside third parties of $41 million.

NOTE 10: LONG-TERM DEBT
The Company has an unsecured revolving credit agreement totaling $1 billion that supports the Company's commercial paper program. This $1 billion facility expires in May 2002. At September 30, 2000, $260 million in commercial paper was outstanding under this facility.

     At September 30, 2000, the Company had outstanding letters of credit totaling approximately $99 million issued primarily in support of workers' compensation insurance programs, industrial revenue bonds and the leveraged equipment loans.
     Under  the  terms  of the leveraged equipment loans, the  Company  had restricted cash totaling approximately $49 million which is included in other assets at September 30, 2000. Under these leveraged loan agreements, the  Company entered into interest rate swap agreements to effectively lock in a fixed interest rate for these borrowings.
     Annual maturities of long-term debt for the five years subsequent to September 30, 2000, are: 2001-$123 million; 2002-$307 million; 2003-$178 million; 2004-$29 million and 2005-$180 million.
     The  revolving  credit agreement and notes contain various  covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and fixed charges and a maximum total debt-to-capitalization ratio. The Company is in compliance with these covenants at fiscal year end.
     Industrial revenue bonds are secured by facilities with a net book value of $64 million at September 30, 2000. The weighted average interest rate on all outstanding short-term borrowing was 6.8% at September 30, 2000, and 5.5% at October 2, 1999.
Long-term debt consists of the following:
                                                            (IN MILLIONS)
-------------------------------------------------------------------------------
                                                 Maturity    2000         1999
-------------------------------------------------------------------------------
Commercial paper
  (6.7% effective rate at 9/30/00)                  2002   $  260     $  291
Debt securities:
    6.75%  notes                                    2005      149        150
    6.625% notes                                    2006      149        150
    6.39-6.41%  notes                               2001       -          50
    6% notes                                        2003      149        148
    7% notes                                        2028      147        146
    7% notes                                        2018      237        236
Institutional notes:
   10.61% notes                                     2001       -          53
   10.84% notes                                2002-2006       50         50
   11.375% notes                               1999-2002        4          8
Leveraged equipment loans
   (rates ranging from 4.7% to 6.0%)           2005-2008      138        154
Other                                            various       74         79
-------------------------------------------------------------------------------
Total long-term debt                                       $1,357     $1,515
===============================================================================


NOTE 11: STOCK OPTIONS AND RESTRICTED STOCK
The Company has a nonqualified stock option plan that provides for granting options for shares of Class A stock at a price not less than the fair market value at the date of grant. The options generally become exercisable ratably over three to eight years from the date of grant and must be exercised within 10 years of the grant date.

     On May 4, 2000, the Company cancelled approximately 4.3 million option shares and granted approximately 1 million restricted shares of
Class  A  common  stock.  The  restriction expires  over  periods  through
December 1, 2003. At September 30, 2000, the Company had outstanding 1,146,900 restricted shares of Class A common stock with restrictions expiring over periods through July 1, 2020. The unearned portion of the restricted stock is classified on the Consolidated Balance Sheets as deferred compensation in shareholders' equity.
     A summary of the Company's stock option activity for the nonqualified stock option plan is as follows:
--------------------------------------------------------------------------------
                                                    Shares     Weighted Average
                                                    Under       Exercise Price
                                                    Option         Per Share
--------------------------------------------------------------------------------
Outstanding, September 27, 1997                    8,342,334        $15.99
Exercised                                           (178,467)        14.18
Canceled                                            (313,019)        15.84
Granted                                              504,700         18.00
--------------------------------------------------------------------------------
Outstanding, October 3, 1998                       8,355,548         16.15
Exercised                                           (359,999)        14.23
Canceled                                            (631,717)        16.35
Granted                                            4,722,500         15.00
--------------------------------------------------------------------------------
Outstanding, October 2, 1999                      12,086,332         15.74
Exercised                                            (88,332)        14.23
Canceled                                          (5,199,995)        15.17
Granted                                                -               -
--------------------------------------------------------------------------------
Outstanding, September 30, 2000                    6,798,005         $16.19
================================================================================

The number of options exercisable was as follows: September 30, 2000-2,926,980; October 2, 1999-1,870,893 and October 3, 1998-1,202,498. The
remainder of the options outstanding at September 30, 2000, are exercisable ratably through November 2007. The number of shares available for future grants was 7,568,614 and 2,368,619 at September 30, 2000 and October 2, 1999, respectively.

     The   following  table  summarizes  information  about  stock  options outstanding at September 30, 2000:

                    Options Outstanding                          Options Exercisable
                    -------------------                          -------------------
Range of       Shares          Weighted        Weighted     Shares            Weighted
Exercise       Outstanding     Average         Average      Exercisable       Average
Prices                         Remaining       Exercise                       Exercise
                               Contractual     Price                          Price
                               Life(in years)
$14.33-14.50   2,057,730           3.9            $14.40    1,807,110           $14.40
 14.58-15.17   1,566,050           6.0             15.04      552,825            15.04
 17.92-18.00   3,174,225           6.1             17.93      567,045            17.92
----------------------------------------------------------------------------------------
               6,798,005                                    2,926,980

     The Company did not grant any options during 2000. The weighted average fair value of options granted during 1999 was approximately $5.06. The fair value of each option grant is established on the date of grant using the Black-Scholes option-pricing model. Assumptions include an expected life of 5.5 years, risk-free interest rates ranging from 5.5% to 6.4%, expected volatility of 0.2% and dividend yield of 0.5% in 1999.
     The Company applies Accounting Principles Board Opinion No. 25 and related Interpretations in accounting for its employee stock option plans. Accordingly, no compensation expense was recognized for its stock option plans. Had compensation cost for the employee stock option plans been determined based on the fair value method of accounting for the Company's stock option plans, the tax-effected impact would be as follows:

                                       (In millions, except per share data)
__________________________________________________________________________
                                             2000        1999       1998
__________________________________________________________________________
Net Income
     As reported                             $151         $230        $25
     Pro forma                                148          226         21
Earnings Per Share
     As reported
        Basic                                0.67         1.00       0.11
        Diluted                              0.67         1.00       0.11
     Pro forma
        Basic                                0.66         0.98       0.09
        Diluted                              0.65         0.98       0.09
__________________________________________________________________________

     Pro forma net income reflects only options granted after 1997. Additionally, the pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

NOTE 12: BENEFIT PLANS
The Company has defined contribution retirement and incentive benefit programs for various groups of Company personnel. Company contributions totaled $32 million, $33 million and $32 million in 2000, 1999 and 1998, respectively.

NOTE 13: TRANSACTIONS WITH RELATED PARTIES
The Company has operating leases for farms, equipment and other facilities with the Senior Chairman of the Board of Directors of the Company and certain members of his family, as well as a trust controlled by him, for rentals of $7 million in 2000, $7 million in 1999 and $5 million in 1998. Other facilities have been leased from other officers and directors for rentals totaling $3 million in 2000, 1999 and 1998.
     Certain officers and directors are engaged in chicken and swine growout operations with the Company whereby these individuals purchase animals, feed, housing and other items to raise the animals to market weight. The total value of these transactions amounted to $11 million in 2000, $10 million in 1999 and $12 million in 1998.
      Certain unimproved real property was sold by the Company in June 2000 to an entity controlled by the daughter and son-in-law of the Senior Chairman of the Board for approximately $5 million. The purchase price was in excess of the market value as determined by a current independent appraisal.

NOTE 14: INCOME TAXES
Detail of the provision for income taxes consists of:
                                                               (IN MILLIONS)
----------------------------------------------------------------------------
                                       2000          1999          1998
----------------------------------------------------------------------------
Federal                                $78           $121          $ 50
State                                    5              8            (4)
----------------------------------------------------------------------------
                                       $83           $129          $ 46
============================================================================
Current                                $36           $143          $ 81
Deferred                                47            (14)          (35)
----------------------------------------------------------------------------
                                       $83           $129          $ 46
============================================================================
     The reasons for the difference between the effective income tax rate and the statutory U.S. federal income tax rate are as follows:

---------------------------------------------------------------------------
                                               2000      1999      1998
---------------------------------------------------------------------------
U.S. federal income tax rate                   35.0%     35.0%     35.0%
Amortization of excess of investments
   over net assets acquired                     4.3       5.3      23.6
State income taxes (benefit)                    1.4       1.6      (3.8)
Foreign (benefit) losses                       (5.2)     (6.3)     10.9
Other                                           0.1      (0.7)     (1.0)
---------------------------------------------------------------------------
                                               35.6%     34.9%     64.7%
===========================================================================
     The Company follows the liability method in accounting for deferred income taxes which provides that deferred tax liabilities are recorded at current tax rates based on the difference between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes referred to as temporary differences.

The tax effects of major items recorded as deferred tax assets and liabilities are:
-------------------------------------------------------------------------------
                                          2000                    1999
                                      Deferred Tax            Deferred Tax
                                  Assets   Liabilities    Assets   Liabilities
-------------------------------------------------------------------------------
Property, plant and equipment       $5        $200          $ -        $238
Suspended taxes from conversion
   to accrual method                 -         121            -         128
Inventory                            2          91            2          40
Employee benefits                   25           9           31           7
All other                           26          82           53          71
                                 ----------------------------------------------
                                   $58        $503          $86        $484
                                 ==============================================
Net deferred tax liability                    $445                     $398
                                             ======                   ======

     Net deferred tax liabilities are included in other current liabilities and deferred income taxes on the Consolidated Balance Sheets.

     The suspended taxes from conversion to accrual method represents the 1987 change from the cash to accrual method of accounting and is currently being paid down over 20 years through 2017.

NOTE 15: EARNINGS PER SHARE
The weighted average common shares used in the computation of basic and diluted earnings per share were as follows:

                                       (In millions, except per share data)

                                        2000           1999          1998
                                        ----           ----          ----
Numerator:
  Net Income                            $151           $230          $ 25
                                        ====           ====          ====
Denominator:
   Denominator for basic
     earnings per share-
     weighted average shares             225            230           227

   Effect of dilutive securities:
     Stock options and                     1              1             1
     restricted stock
                                        ----           ----          ----
   Denominator for diluted
     earnings per share-
     adjusted weighted average
     shares and assumed conversions      226             231           228
                                       =====          ======        ======
Basic earnings per share               $0.67          $ 1.00        $ 0.11
                                       =====          ======        ======
Diluted earnings per share             $0.67          $ 1.00        $ 0.11
                                       =====          ======        ======

The Company had approximately seven million option shares outstanding at September 30, 2000, that were not included in the dilutive earnings per share calculation because they would be antidilutive.

NOTE 16: SEGMENT REPORTING
     The Company presently identifies segments based on the products offered and the nature of customers, resulting in four reported business segments: Food Service, Consumer Products, International and Swine. Food Service includes fresh, frozen and value-added chicken products sold through domestic foodservice, specialty and commodity distributors who deliver to restaurants, schools and other accounts. Consumer Products includes fresh, frozen and value-added chicken products sold through domestic retail markets for at-home consumption and through wholesale club markets targeted to small foodservice operators, individuals and small businesses. The Company's International segment markets and sells the full line of Tyson chicken products throughout the world. The Company's Swine segment includes feeder pig finishing, and marketing of swine to regional and national packers. The Company's seafood business, which was sold on July 17, 1999, is listed as a business segment for fiscal 1999 and 1998. The Company measures segment profit as gross profit less selling expenses. The majority of revenue included in the other category is derived from the Company's Specialty Products and Prepared Foods groups, the Company's wholly-owned subsidiaries involved in supplying chicken breeding stock and trading agricultural goods worldwide, as well as the Company's turkey and egg products facilities, which were sold on December 31, 1998. Sales between reportable segments are recorded at cost. The majority of identifiable assets in the other category include excess of investments over net assets acquired, investments and other assets and other corporate unallocated assets.

     Information on segments and a reconciliation to income before taxes on income and minority interest are as follows:

                                  Food     Consumer
                                 Service   Products International  Swine  Seafood    Other    Consolidated
Fiscal year ended September 30, 2000
Sales                             $3,312     $2,250    $  657      $157       -     $  782     $7,158
Gross profit less selling            197        145        50        19       -        140        551
expenses
Other operating expenses                                                                          203
Other expense                                                                                     114
Income before taxes on income
  and minority interest                                                                          234
Depreciation                         113         65         8         3       -         68        257
Identifiable assets                1,745      1,111       166       102       -      1,730      4,854
Additions to property, plant and      42         68         8        -        -         78        196
  equipment
------------------------------------------------------------------------------------------------------
Fiscal year ended October 2, 1999

Sales                             $3,354     $2,252    $  645      $110     $189    $  813     $7,363
Gross profit less selling            311        241        68       (63)      22       155        734
expenses
Other operating expenses                                                                          247
Other expense                                                                                     116
Income before taxes on income
  and minority interest                                                                           371
Depreciation                         114         57         1         4       29        50        255
Asset impairment and other             -         -          -        35       19        23         77
  charges
Identifiable assets                1,925      1,161       194        70        -     1,733      5,083
Additions to property, plant and     153        130        16         4        6        54        363
  equipment
------------------------------------------------------------------------------------------------------
Fiscal year ended October 3, 1998

Sales                             $3,329     $2,074    $  593      $160     $214    $1,044     $7,414
Gross profit less selling            232        179         9       (21)       3       110        512
expenses
Other operating expenses                                                                          308
Other expense                                                                                     133
Income before taxes on income
  and minority interest                                                                            71
Depreciation                         108         62         1         4       23        45        243
Asset impairment and other            51         39        48         -       47        30        215
  charges
Identifiable assets                1,822      1,038       188       128      221     1,845      5,242
Additions to property, plant and     154         69        -          5       27        55        310
  equipment

     The majority of the Company's operations are domiciled in the United States. Approximately 97% of sales to external customers for the fiscal years ended 2000, 1999 and 1998 were sourced from the United States. Approximately $3 billion of long-lived assets were located in the United States at fiscal years ended 2000, 1999 and 1998. Approximately $74 million, $74 million and $64 million of long-lived assets were located in foreign countries, primarily Mexico, at fiscal years ended 2000, 1999 and 1998, respectively.

     The Company sells certain of its products in foreign markets, primarily China, Hong Kong, Japan, Mexico, Puerto Rico and Russia. The Company's export sales for 2000, 1999 and 1998 totaled $550 million, $546 million and $687 million, respectively. Substantially all of the Company's export sales are transacted through unaffiliated brokers, marketing associations and foreign sales staffs. Foreign sales were less than 10% of total consolidated sales for 2000, 1999 and 1998, respectively.


NOTE 17: SUPPLEMENTAL INFORMATION
                                                                 in millions
----------------------------------------------------------------------------
                                         2000           1999          1998
----------------------------------------------------------------------------
Supplemental Cash Flow Information
    Cash paid during the period for:
      Interest                          $116           $128         $160
      Income taxes                        73            125          197
----------------------------------------------------------------------------


NOTE 18: QUARTERLY FINANCIAL DATA (UNAUDITED)

                                         in millions, except per share data
-----------------------------------------------------------------------------
2000                          First        Second      Third       Fourth
                             Quarter      Quarter     Quarter     Quarter
-----------------------------------------------------------------------------
Sales                        $1,779       $1,791       $1,807     $1,781
Gross margin                    313          297          269        235
Net income                       57           36           40         18
Basic earnings per share       0.25         0.16         0.18       0.08
Diluted earnings per share     0.25         0.16         0.18       0.08
=============================================================================
1999
-----------------------------------------------------------------------------
Sales                        $1,825       $1,841       $1,881      $1,816
Gross margin                    306          322          350         331
Net income                       56           65           68          41
Basic earnings per share       0.24         0.28         0.30        0.18
Diluted earnings per share     0.24         0.28         0.30        0.18
=============================================================================

                           REPORT OF MANAGEMENT
                   TYSON FOODS, INC. 2000 ANNUAL REPORT

The management of Tyson Foods, Inc., (the Company) has the responsibility of preparing the accompanying financial statements and is responsible for their integrity and objectivity. The statements were prepared in conformity with accounting principles generally accepted in the United States applied on a consistent basis. Such financial statements are necessarily based, in part, on best estimates and judgments.
     The Company maintains a system of internal accounting controls, and a program of internal auditing designed to provide reasonable assurance that the Company's assets are protected and that transactions are executed in accordance with proper authorization, and are properly recorded. This system of internal accounting controls is continually reviewed and modified in response to changing business conditions and operations and to recommendations made by the independent auditors and the internal auditors. The Company has a code of conduct and an experienced full-time compliance officer. The management of the Company believes that the accounting and control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.
     The Audit Committee of the Board of Directors meets regularly with the Company's financial management and counsel, with the Company's internal auditors, and with the independent auditors engaged by the Company. These meetings include discussions of internal accounting controls and the quality of financial reporting. The Audit Committee has discussed with the independent auditors matters required to be discussed by Statement of
Auditing Standards No. 61 (Communication with Audit Committees). In addition, the Committee has discussed with the independent auditors, the auditors' independence from the Company and its management, including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). The independent auditors and the Internal Audit Department have free and independent access to the Audit Committee to discuss the results of their audits or any other matters relating to the Company's financial affairs.
     Ernst & Young LLP, independent auditors, have audited the accompanying consolidated financial statements.


November 13, 2000

/s/John Tyson                      /s/Steven Hankins
-----------------------            ----------------------------
John Tyson                         Steven Hankins
Chairman of the Board,             Executive Vice President and
President and                      Chief Financial Officer
Chief Executive Officer

                      REPORT OF INDEPENDENT AUDITORS
                   TYSON FOODS, INC. 2000 ANNUAL REPORT

BOARD OF DIRECTORS AND SHAREHOLDERS

We have audited the accompanying consolidated balance sheets of Tyson Foods, Inc., as of September 30, 2000, and October 2, 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tyson Foods, Inc., at September 30, 2000, and October 2, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
---------------------
    Ernst & Young LLP


Ernst & Young LLP
Little Rock, Arkansas
November 13, 2000

                       ELEVEN-YEAR FINANCIAL SUMMARY
                   TYSON FOODS, INC. 2000 ANNUAL REPORT


                                                                         in millions except per share data
==========================================================================================================
                                    2000       1999       1998      1997      1996        1995       1994


==========================================================================================================
Summary of Operations
----------------------------------------------------------------------------------------------------------
Sales                             $7,158     $7,363     $7,414     $6,356    $6,454     $5,511    $5,110
Cost of sales                      6,044      6,054      6,260      5,318     5,506      4,423     4,149
Gross profit                       1,114      1,309      1,154      1,038       948      1,088       961
Operating expenses                   766        822        950        638       679        616       766
Interest expense                     115        124        139        110       133        115        86
Provision for income taxes            83        129         46        144        49        131       121
Net income (loss)                  $ 151      $ 230       $ 25      $ 186      $ 87      $ 219      $ (2)
Year end shares outstanding          225        229        231        213       217        217       218
Diluted average shares outstanding   226        231        228        218       218        218       222
Diluted earnings (loss) per share $ 0.67     $ 1.00       0.11       0.85      0.40       1.01    (0.01)
Basic earnings (loss) per share     0.67       1.00       0.11       0.86      0.40       1.01    (0.01)
Dividends per share:
   Class A                         0.160      0.115      0.100      0.095     0.080      0.053     0.047
   Class B                         0.144      0.104      0.090      0.086     0.072      0.044     0.039
Depreciation and amortization       $294       $291       $276       $230      $239       $205      $188
----------------------------------------------------------------------------------------------------------
Balance Sheet Data
----------------------------------------------------------------------------------------------------------
Capital expenditures              $  196     $  363     $  310     $  291    $  214     $  347    $  232
Total assets                       4,854      5,083      5,242      4,411     4,544      4,444     3,668
Net property, plant and equipment  2,141      2,185      2,257      1,925     1,869      2,014     1,610
Total debt                         1,542      1,804      2,129      1,690     1,975      1,985     1,455
Shareholders' equity              $2,175     $2,128     $1,970     $1,621    $1,542     $1,468    $1,289
----------------------------------------------------------------------------------------------------------
Other Key Financial Measures
----------------------------------------------------------------------------------------------------------
Return on sales                     2.2%       3.1%       0.3%       2.9%      1.4%       4.0%      0.0%
Annual sales growth (decline)      (2.8)%     (0.7)%      16.7%     (1.5)%     17.1%       7.9%      8.6%
Gross margin                       15.6%      17.8%      15.6%      16.3%     14.7%      19.7%     18.8%
Return on invested capital          8.2%      10.9%       4.9%      10.2%      6.8%      13.3%      6.5%
Return on beginning shareholders'
     equity                         7.1%      11.7%       1.5%      12.1%      5.9%      17.0%    (0.2)%
Effective tax rate                 35.6%      34.9%      64.7%      43.6%     37.0%      38.1%    101.8%
Total debt to capitalization       41.5%      45.9%      51.9%      51.0%     56.2%      57.5%     53.0%
Book value per share            $  9.67    $  9.31    $  8.53    $  7.60   $  7.09    $  6.76   $  5.92
Closing stock price high          18.00      25.38      24.44      23.63     18.58      18.17     16.67
Closing stock price low            8.56      15.00      16.50      17.75     13.83      13.83     12.50
========================================================================================================


=============================================================================
                                         1993     1992      1991      1990


=============================================================================
Summary of Operations
-----------------------------------------------------------------------------
Sales                                  $4,707   $4,169    $3,922    $3,825
Cost of sales                           3,797    3,390     3,148     3,082
Gross profit                              911      779       775       744
Operating expenses                        535      447       441       423
Interest expense                           73       77        96       129
Provision for income taxes                129      101        97        80
Net income (loss)                       $ 180      161     $ 146     $ 120
Year end shares outstanding               221      206       206       205
Diluted average shares outstanding        223      208       207       199
Diluted earnings (loss) per share        0.81     0.77      0.70      0.60
Basic earnings (loss) per share          0.82     0.78      0.71      0.61
Dividends per share:
   Class A                              0.027    0.027     0.020     0.013
   Class B                              0.022    0.022     0.017     0.011
Depreciation and amortization            $177     $149      $136      $123
-----------------------------------------------------------------------------
Balance Sheet Data
-----------------------------------------------------------------------------
Capital expenditures                   $  225   $  108    $  214    $  164
Total assets                            3,254    2,618     2,646     2,501
Net property, plant and equipment       1,435    1,142     1,162     1,071
Total debt                              1,024      826       984     1,021
Shareholders' equity                   $1,361   $  980    $  823    $  663
-----------------------------------------------------------------------------
Other Key Financial Measures
-----------------------------------------------------------------------------
Return on sales                          3.8%    3.9%      3.7%      3.1%
Annual sales growth (decline)           12.9%    6.3%      2.5%     50.7%
Gross margin                            19.4%   18.7%     19.8%     19.4%
Return on invested capital              14.8%   14.8%     15.4%     15.0%
Return on beginning shareholders'
     equity                             18.4%   19.5%     22.0%     26.8%
Effective tax rate                      41.8%   38.5%     40.0%     40.0%
Total debt to capitalization            42.9%   45.7%     54.5%     60.6%
Book value per share                 $  6.16 $  4.75  $   3.99  $   3.24
Closing stock price high               18.08   15.08     15.58     11.79
Closing stock price low                12.83   10.17      8.46      7.17
=============================================================================


1.   Return on invested capital is defined as earnings before interest and
     taxes   divided  by  average  total  assets  less  current  liabilities excluding current debt.

2. The results for 2000 include a $24 million pretax charge for bad debt writeoff related to the January 31, 2000, bankruptcy filing of AmeriServe Food Distribution, Inc. and a $9 million pretax charge related to Tyson de Mexico losses.

3. The results for 1999 include a $77 million pretax charge for loss on sale of assets and impairment write-downs.

4. Significant business combinations accounted for as purchases: Hudson Foods, Inc. and Arctic Alaska Fisheries Corporation on January 9, 1998 and October 5, 1992, respectively. See Footnote 2 to the Consolidated Financial Statements for acquisitions during the three-year period ended September 30, 2000.

5. The results for 1998 include a $215 million pretax charge for asset impairment and other charges.

6. The results for 1997 include a $41 million pretax gain ($4 million aftertax) from the sale of the beef division assets.

7. The results for 1994 include a $214 million pretax charge ($205 million aftertax) due to the write-down of certain long-lived assets of Arctic Alaska Fisheries Corporation.

                            BOARD OF DIRECTORS
                   TYSON FOODS, INC. 2000 ANNUAL REPORT

DON TYSON, 70, senior chairman of the board of directors, served as chairman of the board until April 1995 when he was named senior chairman. Mr. Tyson served as chief executive officer until March 1991 and has been a member of the board since 1952.1

JOE STARR, 67, a private investor, served as a vice president of Tyson until 1996. Mr. Starr has been a member of the board since 1969.

NEELY CASSADY, 72, is chairman of the board and president of Cassady Investments, Inc. and served as a senator in the Arkansas General Assembly from 1983 to 1996. Mr. Cassady has been a member of the board since 1974.2,3,4

FRED VORSANGER, 72, is a private business consultant, manager of Bud Walton Arena and vice president emeritus of finance and administration at the University of Arkansas. Mr. Vorsanger has been a member of the board since 1977.2,3,4

LELAND TOLLETT, 63, served as chairman of the board and chief executive officer from 1995 to 1998. A Tyson team member since 1959, Mr. Tollett was president and chief executive officer from 1991 to 1995. He has been a member of the board since 1984.1

JOHN TYSON, 47, was named chairman of the board of directors in 1998 and assumed responsibilities as president and chief executive officer in April 2000. He had served as vice chairman since 1997. Previously he was president of the beef and pork division and director of governmental, media and public relations. Mr. Tyson has been a member of the board since 1984.1

SHELBY MASSEY, 67, is a farmer and a private investor. He served as senior vice chairman of the board of directors from 1985 to 1988 and has been a member of the board since 1985.3,4

BARBARA TYSON, 51, is vice president of the company. She has served in related capacities since 1988. Ms. Tyson has been a member of the board since 1988.

LLOYD HACKLEY, 60, is president and chief executive officer of Lloyd V. Hackley and Associates, Inc. He was president of the North Carolina Community College System from 1995 to 1997 and was chancellor and a tenured professor of political science at Fayetteville State University, Fayetteville, N.C., from 1988 to 1995. Mr. Hackley has been a member of the board since 1992. 2,4

DONALD WRAY, 63, retired as president in March 2000 after 39 years with the Company. He served as president and chief operating officer from 1995 to 1999 after serving as chief operating officer since 1991. Mr. Wray has been a member of the board since 1994.

GERALD JOHNSTON, 58, a private investor, was executive vice president of finance for Tyson from 1981 to 1996 when he stepped down and became a consultant to the Company. Mr. Johnston has been a member of the board since 1996.

JIM KEVER, 48, is a director of Quintiles Transnational and has served as CEO of Envoy Corporation, a subsidiary of Quintiles, since Envoy was acquired by Quintiles in March 1999. He served as president and Co-CEO of Envoy from August 1995 until March 1999 and as a director from Envoy's incorporation in August 1994 until March 1999. Mr. Kever has been a member of the board since 1999.2

DAVID JONES, 51, has been chairman of the board and chief executive officer of Rayovac Corp. since 1996. Before joining Rayovac, Mr. Jones served as president, CEO and chairman of Thermoscan, Inc. and as president, CEO and chairman of the Regina Company. He was previously with Electrolux Corporation and General Electric Co. Mr. Jones was elected to the board in August 2000. 2

BARBARA ALLEN, 48, is president and COO of Paladin Resources. Previously Ms. Allen was president of corporate supplier solutions for Corporate Express. She was with Quaker Oats Co. for 23 years where she held several senior positions including executive vice president of international foods, vice president of corporate strategic planning, president of the frozen foods division and vice president of marketing. Ms. Allen was elected to the board in November 2000.


1Executive Committee
2Audit Committee
3Compensation Committee
4Special Committee

                     CORPORATE AND EXECUTIVE OFFICERS
                   TYSON FOODS, INC. 2000 ANNUAL REPORT

Mike Baker
President, Production Services

Les R. Baledge
Executive Vice President and General Counsel

James Bell
President, Cobb-Vantress, Inc.

LaDonna Bornhoft
Senior Vice President, Asset and Risk Management

Ellis Brunton
Senior Vice President, Food Safety and Quality Assurance

Wayne B. Butler
President, Prepared Foods Group

Jim Cate
President, Specialty Products Group

Gary D. Cooper
Vice President and Chief Information Officer

John D. Copeland
Executive Vice President, Ethics and Environmental Compliance

Bob Corscadden
Senior Vice President, Corporate Advertising and Marketing Services

Michelle D. Eisner
Senior Vice President, Human Resources

Louis C. Gottsponer, Jr.
Assistant Secretary and Director of Investor Relations

Steven Hankins
Executive Vice President and Chief Financial Officer

R. Read Hudson
Secretary and Corporate Counsel

Greg Huett
President, International Group

Clark Irwin
Senior Vice President and General Manager, Food Service Distribution

Carl G. Johnson
Executive Vice President, Administrative Services

Donnie King
Senior Vice President and General Manager, Food Service Commodities

John S. Lea
Executive Vice President and Chief Marketing Officer

Dennis Leatherby
Senior Vice President, Finance and Treasurer

Greg W. Lee
Chief Operating Officer

Bernard Leonard
Senior Vice President and General Manager, Food Service QSR Chain Division

Bob E. Love
Vice President, Research and Development

William W. Lovette
President, Food Service Group

Joe Moran
Senior Vice President and General Manager, Food Service Refrigerated and Deli Division

Wes Morris
Senior Vice President and General Manager, Wholesale Clubs

Rodney S. Pless
Vice President, Controller and Chief Accounting Officer

Cary D. Richardson
Senior Vice President and General Manager, Retail Division

Donnie Smith
Executive Vice President, Supply Chain Management

Randy Smith
Senior Vice President and General Manager, Food Service QSR Chain Division

John Thomas
President, The Pork Group, Inc.

John H. Tyson
Chairman, President and Chief Executive Officer

David L. Van Bebber
Senior Vice President, Legal Services

William E. Whitfield III
Senior Vice President and General Manager of Accounting, Poultry Operations

James Young
Senior Vice President, Live Production Services

                           CORPORATE INFORMATION
                   TYSON FOODS, INC. 2000 ANNUAL REPORT

Closing Price of Company's Common Stock
_________________________________________________________________________
                               Fiscal Year 2000          Fiscal Year 1999
_________________________________________________________________________
                               High         Low          High        Low
_________________________________________________________________________
First Quarter                 $18.00       $15.25      $25.38      $19.56
-------------------------------------------------------------------------
Second Quarter                 17.19         9.00       21.75       18.56
-------------------------------------------------------------------------
Third Quarter                  11.13         8.56       23.56       19.19
-------------------------------------------------------------------------
Fourth Quarter                10.00          8.88       23.31       15.00
-------------------------------------------------------------------------

As of September 30, 2000, the Company had 36,079 Class A common shareholders of record and 17 Class B common shareholders of record.

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

STOCK EXCHANGE LISTINGS
The Class A common stock of the Company is traded on the New York Stock Exchange under the symbol TSN.

CORPORATE HEADQUARTERS
2210 West Oaklawn Drive
Springdale, Arkansas 72762-6999
Telephone (501) 290-4000

AVAILABILITY OF FORM 10-K
A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission for fiscal 2000, may be obtained by Tyson shareholders by writing to:

Director of Investor Relations
Tyson Foods, Inc.
P.O. Box 2020
Springdale, Arkansas 72765-2020
Telephone (501) 290-4826
Fax (501) 290-6577
E-mail: tysonir@tyson.com

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 10 a.m. Friday, January 12, 2001, at the Walton Arts Center, Fayetteville, Ark. A live audio webcast will be available at www.tyson.com/investorrel. To listen via telephone, call (800) 450-0785. Outside the United States, call (612) 332-0418. Shareholders who cannot attend the meeting are urged to exercise their right to vote by proxy on the Internet, by phone or by mail.

DIVIDENDS
Tyson currently pays dividends four times a year on March 15, June 15, September 15 and December 15. The dividend is paid to everyone who holds shares on the record date.

INDEPENDENT AUDITORS
Ernst & Young LLP
425 West Capitol, Suite 3600
Little Rock, AR 72201
Telephone (501) 370-3000

TRANSFER AGENT
First Chicago Trust Company of New York,
  a division of EquiServe
P.O. Box 2500
Jersey City, NJ 07303
Telephone (800) 317-4445
Hearing Impaired Telephone TDD (201) 222-4955

Shareholders also may contact First Chicago Trust Company via the Internet at www.equiserve.com.

INVESTOR RELATIONS
Financial analysts and others seeking investor-related information should contact:
Louis C. Gottsponer, Jr.
Director of Investor Relations
Tyson Foods, Inc.
P.O. Box 2020
Springdale, AR 72765-2020
Telephone (501) 290-4826
Fax (501) 290-6577
E-mail: tysonir@tyson.com

MEDIA RELATIONS
Members of the news media seeking information about Tyson Foods should contact:
Ed Nicholson
Director of Media & Community Relations
Tyson Foods, Inc.
P.O. Box 2020
Springdale, AR 72765-2020
Telephone (501) 290-4591
Fax (501) 290-7984
E-mail: nicholsone@tyson.com

NEWS RELEASES
News releases concerning Tyson Foods can be received by fax by calling PR Newswire at (800) 758-5804, ext. 113769.

TYSON ON THE INTERNET
Information about Tyson Foods is available on the Internet at www.tyson.com.

REGISTERED TRADEMARKS
Tyson, Weaver, Mexican Original, Delightful Farms, Prospect Farms, Tastybird, Mallard's, Lady Aster, McCarty Foods, Wings of Fire,
Specialties, Chicken 2Go, Extreme Chicken, Chik Ribs, Tyson. It's what your family deserves., Tyson For Families, Food Wise, Cooking Smart

USE OF TERMS
The term "Tyson" and such terms as "the Company," "our," "we" and "us" may refer to Tyson Foods, Inc., to one or more of its consolidated subsidiaries or to all of them taken as a whole. These terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.