Form 10-K, Exhibit 13
period 2001-09-29
TYSON FOODS INC
filed 2001-12-21
CIK 100493

MANAGEMENT'S DISCUSSION AND ANALYSIS
TYSON FOODS, INC. 2001 ANNUAL REPORT

IBP ACQUISITION  During the fourth quarter of fiscal 2001, the Company acquired IBP, inc. (IBP). Headquartered in Dakota Dunes, South Dakota, IBP is the world's largest supplier of premium fresh beef and pork products, with more than 60 production sites in North America, joint venture operations in China, Ireland and Russia and sales offices throughout the world. IBP generated annual sales of approximately $17 billion in 2000 and employs approximately 52,000 people.

        In August 2001, the Company acquired 50.1% of IBP by paying approximately $1.7 billion in cash. In September 2001, the Company issued approximately 129 million shares of Class A stock, with a fair value of approximately $1.2 billion, to acquire the remaining IBP shares, and assumed approximately $1.7 billion of IBP debt. The total acquisition cost of approximately $4.6 billion was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." Accordingly, the tangible and identifiable intangible assets and liabilities have been adjusted to fair values with the remainder of the purchase price recorded as goodwill. The allocation of the purchase price has been completed.

RESULTS OF OPERATIONS  Earnings for fiscal 2001 were $88 million or $0.40 per share compared to $151 million or $0.67 per share in fiscal 2000. The IBP results of operations for nine weeks ending September 29, 2001, are included in the Company's consolidated results of operations, with the 49.9% of IBP that was acquired on September 28, 2001, accounted for as minority interest. This information should be considered when comparing to previous years' results of operations.

        Earnings in fiscal 2001 were adversely affected by an oversupply of chicken on the market for most of the year, causing an adverse effect on the average sales prices and margins of many of the Company's core value-added products. In addition, costs were adversely affected by weather conditions in the first half of the year along with higher grain and energy costs. However, fourth quarter earnings were favorably affected by improved prices in the Chicken segment, improvement in industry fundamentals and inclusion of IBP's operations for nine weeks.

        The Company's accounting cycle resulted in a 52-week year for fiscal years 2001, 2000 and 1999. Additionally, the Company adopted new accounting guidance related to shipping and handling fees and costs (Emerging Issues Task Force 00-10). As a result, certain costs were reclassified for fiscal years 2001, 2000 and 1999, from sales and selling expenses to cost of sales.

2001 vs. 2000
Sales increased 45.1%, with a 29.8% increase in volume and an 11.8% increase in price. The increase in sales is due primarily to the inclusion of nine weeks of IBP's sales in 2001. Comparable sales increased 3.7% on a volume increase of 1.1% . Breast meat commodity market prices were pressured by an oversupply of chicken for much of the fiscal year causing an adverse effect on the average sales prices and margins of many of the Company's core value-added products. During the fourth quarter of 2001, the Company experienced improved pricing of value-added products and seasonal price increases.

Cost of sales increased 49.7%, primarily due to the added cost of sales for nine weeks of IBP's operations. As a percent of sales, cost of sales was 89.9% for 2001 compared to 87.1% for 2000. Excluding IBP, comparable cost of sales as a percent of sales was 88.0%. The increase in comparable cost of sales, as a percent of sales, was primarily due to weather-related effects combined with higher grain and energy costs, lower market prices and product mix changes.

Operating expenses increased 27.4%, primarily due to the inclusion of nine weeks of IBP's operations in 2001. As a percent of sales, operating expenses were 7.2% for 2001 compared to 8.2% in 2000. Excluding IBP, comparable operating expenses as a percent of sales were 8.8% for 2001. The increase is primarily due to an increase in sales promotional expenses and litigation costs related to the acquisition of IBP and ongoing employee practice matters. Included in the 2000 operating expenses was $24 million in bad debt reserve resulting from the bankruptcy filing by AmeriServe Food Distribution, Inc. (AmeriServe).

Interest expense increased 24.9% compared to 2000. As a percent of sales, interest expense was 1.3% compared to 1.6% for 2000. The Company's average indebtedness increased by 24.3% over the same period last year as a result of the IBP acquisition. The Company's short-term interest rates were slightly lower than the same period last year, and the net average effective interest rate on total debt was 6.9% for 2001 and 2000.

The effective tax rate decreased minimally to 35.4% compared to 35.6% in 2000.

Segment Information  In connection with the IBP acquisition, the Company became the world's largest protein provider and as a result, the composition of its reportable segments changed. The Company operates in five business segments: Beef, Chicken, Pork, Prepared Foods and Other. The Company measures segment profit as operating income. The following information includes nine weeks results for the period ending September 29, 2001, related to the IBP acquisition, stated prior to adjustments for minority interest. Information on segments is as follows with prior periods restated to conform to the Company's new segment reporting.

Beef segment is primarily involved in the slaughter of live fed cattle and fabrication of dressed beef carcasses into primal and sub-primal meat cuts and case-ready products. It also involves deriving value from allied products such as hides and variety meats for sales to further processors and others. The Beef segment markets its products to food retailers, distributors, wholesalers, restaurants and hotel chains and other food processors in domestic and international markets. Allied products are also marketed to manufacturers of pharmaceuticals and technical products.

Chicken segment includes fresh, frozen and value-added chicken products sold through domestic food service, domestic retail markets for at-home consumption, wholesale club markets targeted to small foodservice operations, individuals and small business, specialty and commodity distributors who deliver to restaurants, schools and international markets throughout the world. Chicken also includes sales from allied products and its chicken breeding stock subsidiary.

Pork segment represents the Company's previously reported live swine group and IBP's hog slaughter and fabrication, case-ready products and related allied product processing activities. The Pork segment markets its products to food retailers, distributors, wholesalers, restaurants and hotel chains and other food processors in domestic and international markets. It also sells allied products to pharmaceutical and technical products manufacturers, as well as live swine to pork processors.

Prepared Foods segment includes the Company's existing prepared foods group along with most of IBP's previously reported Foodbrands America (Foodbrands) segment. The Prepared Foods segment produces flour and corn tortilla products and specialty pasta and meat dishes for restaurants, airlines and other major customers. With the addition of Foodbrands, the Prepared Foods segment also manufactures and markets frozen and refrigerated food products such as pepperoni, beef and pork toppings, pizza crusts, appetizers, hors d' oeuvres, desserts, prepared meals, Mexican and Italian foods, soups, sauces, side dishes and branded and processed meats.

Other segment includes the logistics group and other corporate groups not identified with specific protein groups.

Sales by Segment
dollars in millions

2001	2000	Change

Beef	$2,027	$-	$2,027
Chicken	7,217	6,907	310
Pork	619	157	462
Prepared Foods	846	294	552
Other	42	52	(10)

Total	$10,751	$7,410	$3,341

Operating Income (Loss) by Segment
dollars in millions

2001	2000	Change

Beef	$32	$-	$32
Chicken	249	315	(66)
Pork	27	23	4
Prepared Foods	15	7	8
Other	(8)	3	(11)

Total	$315	$348	$(33)

Beef segment sales, which include only the nine weeks of IBP results, were $2 billion, including case-ready sales of $116 million. Beef segment operating income totaled $32 million. Beef sales and operating income are derived solely from the operations acquired from IBP, and as such have no comparative data since the Company did not have a beef group prior to the IBP acquisition.

Chicken segment sales increased $310 million or 4.5% compared to 2000, with a 3.4% increase in average sales prices and a 1.0% increase in volume. Foodservice channel sales increased 1.8%, retail channel sales increased 1.2% and international channel sales including Tyson de Mexico increased 25.8%. Operating income for Chicken decreased $66 million or 20.9% from 2000 primarily due to increased production costs and sales promotional expenses which more than offset increases in bulk leg quarter prices and certain other products.

Pork segment sales were $619 million compared to $157 million last year, with current year case-ready sales of $43 million. Pork segment operating profit increased $4 million from the same period last year. The increase in both Pork segment sales and operating income is primarily due to the inclusion of nine weeks results for IBP.

Prepared Foods segment sales totaled $846 million compared to $294 million last year. The Prepared Foods segment operating income increased $8 million from the same period last year. The increase in both the Prepared Foods segment sales and segment operating income is primarily due to the inclusion of nine weeks results related to IBP.

2000 vs. 1999
Sales decreased 2.8% from sales for 1999. This decrease is primarily due to the sale of the seafood business in July 1999, and other divested non-core businesses. Comparable sales increased 0.5% on a volume increase of 0.3% compared to 1999. Additionally, the operating results for 2000 were negatively affected by a weak domestic market for chicken and reduced volume by the Company's Mexican subsidiary. In response to the oversupply of chicken, the Company maintained throughout fiscal 2000 a 3% cut in the number of chickens produced.

Cost of sales decreased 0.3% as compared to 1999. This decrease is primarily the result of decreased sales. As a percent of sales, cost of sales was 87.1% for 2000 compared to 84.9% for 1999. The increase in cost of sales as a percent of sales was due to the weak domestic market for chicken, the reduction in volume associated with the Company's ongoing production cuts, losses incurred by the Company's Mexican subsidiary and higher grain costs.

Operating expenses decreased 8.4% from 1999, primarily due to impairment and other charges of $77 million recorded in 1999 partially offset by a $21 million increase in 2000. The increase in 2000 expenses is due primarily to a $24 million bad debt writeoff related to the January 2000 bankruptcy filing by AmeriServe and other increases related to ongoing litigation costs, partially offset by a $12 million decrease in sales promotion expense.

Interest expense decreased 7.3% compared to 1999. As a percent of sales, interest expense was 1.6% in both 2000 and 1999. The Company had a lower level of borrowing in 2000, which decreased the Company's average indebtedness by 14.8% over the same period last year. The Company's short-term interest rates were slightly higher than the same period for 1999, and the net average effective interest rate on total debt was 6.9% for 2000 compared to 6.2% for 1999.

The effective tax rate increased minimally to 35.6% compared to 34.9% for 1999.

Segment Information
The IBP acquisition resulted in changes to reportable segments in 2001. The segments for 2000 and 1999 were restated to conform with the 2001 presentation. The Company did not have a Beef segment in periods prior to 2001.

Sales by Segment
dollars in millions

2000	1999	Change

Chicken	$6,907	$6,906	$1
Pork	157	109	48
Prepared Foods	294	301	(7)
Other	52	305	(253)

Total	$7,410	$7,621	$(211)

Operating Income (Loss) by Segment
dollars in millions

2000	1999	Change

Chicken	$315	$616	$(301)
Pork	23	(98)	121
Prepared Foods	7	(31)	38
Other	3	-	3

Total	$348	$487	$(139)

Chicken segment sales increased slightly compared to 1999 with a 0.4% increase in volume offset by a 0.3% decrease in average sales prices. Foodservice channel sales decreased $34 million or 1.0%, retail channel sales remained level and international sales including Tyson de Mexico decreased $5 million or 0.7% compared to 1999. The offsetting increase in sales resulted primarily from the Company's chicken breeding stock subsidiary and the Company's allied products. Operating income for Chicken decreased $301 million or 48.9% from 1999 primarily due to lower market prices, higher grain costs and changes in product mix. In addition, the Company's Mexican subsidiary suffered losses from the outbreak of Exotic Newcastle disease and resulting decreases in production, and the Chicken segment had a $24 million bad debt writeoff related to the January 2000 bankruptcy filing by AmeriServe.

Pork segment sales increased $48 million or 43.6% over 1999, with a 56.5% increase in average sales prices partially offset by an 8.3% decrease in volume. Pork segment operating income improved $121 million or 123.1% over 1999 primarily due to the increase in average sales prices and the write-down of pork assets at the end of 1999 due to the anticipated sale of the pork business. The Company's Pork segment includes feeder pig finishing and marketing of swine to regional and national packers.

Prepared Foods segment sales totaled $294 million compared to $301 million for 1999. The Prepared Foods segment operating income increased $38 million from 1999. The increase in operating income is primarily due to the 1999 impairment charge of $23 million related to the write-down of Mallard's Food Products' property and equipment and goodwill. Also, in 1999, the Prepared Foods segment experienced losses related to product recalls.

Other segment sales decreased $253 million or 83.2% from 1999 primarily due to the sale of the seafood and other non-core businesses during fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES  Cash provided by operations continues to be the Company's primary source of funds to finance operating needs and capital expenditures. In 2001, net cash of $511 million was provided by operating activities, a decrease of $76 million from 2000. The Company's foreseeable cash needs for operations and capital expenditures are expected to continue to be met through cash flows provided by operating activities. At September 29, 2001, the Company had construction projects in progress that will require approximately $182 million to complete.

[BAR GRAPH]

CASH PROVIDED BY OPERATING ACTIVITIES

dollars in millions

2001	511
2000	587
1999	547

        Total debt at September 29, 2001, was $4.8 billion, an increase of $3.3 billion from September 30, 2000, due primarily to funding the IBP acquisition and assumption of IBP debt. The Company has unsecured revolving credit agreements totaling $1 billion that support the Company's commercial paper program. These $1 billion in facilities consist of $500 million that expires in September 2002, and $500 million that expires in September 2006. At September 29, 2001, $210 million and $500 million were outstanding under these facilities. Additional outstanding debt at September 29, 2001, included $2.3 billion under a bridge facility, $833 million of senior notes originally issued by Tyson, $623 million of senior notes originally issued by IBP and subsequently guaranteed by Tyson and other indebtedness of $292 million.

[BAR GRAPH]

TOTAL CAPITALIZATION

dollars in billions

2001	2000	1999

Debt	4.8	1.5	1.8
Equity	3.4	2.2	2.1

        The revolving credit agreement and notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and a maximum total debt-to-capitalization ratio. The Company is in compliance with these covenants at fiscal year end.

        In August 2001, the Company completed the financing for the acquisition of IBP by entering into two bridge revolving credit facilities consisting of a senior unsecured bridge credit agreement which provided for aggregate borrowings up to $2.5 billion (the Bridge Facility) and a senior unsecured receivables bridge credit agreement which provided for aggregate borrowings up to $350 million (the Receivables Bridge Facility). The Bridge Facility was to mature in January 2002, and the Receivables Bridge Facility matured in November 2001. At September 29, 2001, $2.3 billion was outstanding under the Bridge Facility with an interest rate of 4.01%. There were no borrowings under the Receivables Bridge Facility.

        Subsequent to September 29, 2001, the Company refinanced the Bridge Facility through the issuance of $2.25 billion of senior notes sold in three tranches consisting of $500 million of 6.625% notes due October 2004, $750 million of 7.25% notes due October 2006 and $1 billion of 8.25% notes due October 2011.

        In October 2001, the Company entered into a receivables purchase agreement with three co-purchasers to sell up to $750 million of trade receivables. The receivables purchase agreement has an interest rate based on commercial paper issued by the co-purchasers. Funds from the receivables purchase agreement were used to repay $210 million and $500 million outstanding under the $1 billion revolving credit agreements.

MARKET RISK  Market risks relating to the Company's operations result primarily from changes in commodity prices, interest rates and foreign exchange rates as well as credit risk concentrations. To address certain of these risks, the Company enters into various hedging transactions as described below. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of an instrument's change in fair value will be immediately recognized in earnings. Instruments that do not meet the criteria for hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings.

Commodities Risk The Company is a purchaser of certain commodities, primarily corn and soybeans, and livestock. The Company periodically uses commodity futures and options for hedging purposes to reduce the effect of changing commodity prices and as a mechanism to procure grains and livestock. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting this risk reduction and correlation criteria are recorded using hedge accounting.

        The Company held hedge positions in various grain futures, primarily long positions, with net unrealized losses of $1 million and $9 million at September 29, 2001, and September 30, 2000, respectively. The Company also held hedge positions in livestock futures, primarily short positions, with a fair value of $4 million at September 29, 2001. Additionally, at September 29, 2001, the Company held certain positions, primarily in livestock futures and options, for which it does not apply hedge accounting, but instead marks these positions to fair value through earnings at each reporting date. The Company had reflected a fair value liability of $11 million on its balance sheet at September 29, 2001, related to these non-hedge positions.

Interest Rate and Foreign Currency Risks The Company hedges exposure to changes in interest rates on certain of its financial instruments. Under the terms of various leveraged equipment loans, the Company enters into interest rate swap agreements to effectively lock in a fixed interest rate for these borrowings. The maturity dates of these leveraged equipment loans range from 2005 to 2008 with interest rates ranging from 4.7% to 6.0%.

        The Company also periodically enters into foreign exchange forward contracts to hedge some of its foreign currency exposure. The Company enters into forward contracts to hedge exposure to United States currency fluctuations inherent in its receivables and purchase commitments. These contracts had a notional amount of $94 million and a net unrealized loss of $1 million recorded on the balance sheet. Foreign forward contracts generally have maturities or expirations not exceeding 12 months.

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

dollars in millions

2002	2003	2004	2005	2006	Thereafter	Total	Fair Value 9/29/01

As of September 29, 2001
Liabilities
Long-term debt
including current portion
Fixed rate	$ 27	$ 179	$ 31	$ 181	$ 284	$ 955	$ 1,657	$ 1,639
Average interest rate	7.08%	6.16%	6.73%	6.78%	6.47%	7.29%	6.96%
Variable rate	$ 715	$ 5	$ 8	$ 502	$ 2	$ 1,869	$ 3,101	$ 3,101
Average interest rate	4.06%	7.42%	7.53%	4.02%	6.56%	3.99%	4.03%
Interest rate derivative
financial instruments
related to debt
Interest rate swaps
Pay fixed	$ 20	$ 21	$ 21	$ 16	$ 9	$ 4	$ 91	$ (6)
Average pay rate	6.72%	6.74%	6.71%	6.44%	6.62%	6.44%	6.65%
Average receive rate-USD 6 month LIBOR

dollars in millions

2001	2002	2003	2004	2005	Thereafter	Total	Fair value 9/30/00

As of September 30, 2000
Liabilities
Long-term debt
including current portion
Fixed rate	$ 123	$ 31	$ 178	$ 29	$ 180	$ 613	$ 1,154	$ 1,104
Average interest rate	8.23%	7.84%	6.18%	7.09%	6.80%	6.78%	6.88%
Variable rate	$ -	$ 276	$ -	$ -	$ -	$ 50	$ 326	$ 326
Average interest rate	-	6.78%	-	-	-	5.64%	6.61%
Interest rate derivative
financial instruments
related to debt
Interest rate swaps
Pay fixed	$ 18	$ 20	$ 22	$ 21	$ 16	$ 13	$ 110	$ -
Average pay rate	6.72%	6.73%	6.73%	6.71%	6.44%	6.60%	6.66%
Average receive rate-USD 6 month LIBOR

Concentrations of Credit Risk The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company's cash equivalents are in high quality securities placed with major banks and financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. No single customer or customer group represents greater than 10% of total accounts receivable.

RECENTLY ISSUED ACCOUNTING STANDARDS  In May 2000, the Emerging Issues Task Force (EITF) reached a consensus on Issue 00-14, "Accounting for Certain Sales Incentives." This issue involves the accounting and income statement classification for sales subject to rebates and revenue sharing arrangements as well as coupons and discounts. The EITF concluded that sales incentives offered to customers to buy a product should be classified as a reduction of sales. This issue is effective for fiscal quarters beginning after December 15, 2001. The Company anticipates implementing this issue in the first quarter of fiscal 2002.

        In April 2001, the EITF released Issue 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer," which provides guidance on the classification of payments such as slotting fees and cooperative advertising in the income statement. The EITF concluded that these payments are a reduction of the selling prices of the vendor's products and, therefore, should be classified as a reduction of revenue in the vendor's income statement, instead of as an expense. This issue is effective for fiscal quarters beginning after December 15, 2001. The Company anticipates implementing this issue in the first quarter of fiscal 2002.

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and requires any business combination completed after June 30, 2001, to be accounted for by the purchase method. Additionally, SFAS 141 changes the criteria to recognize intangible assets apart from goodwill. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001, and those acquired after that date, pre-existing goodwill and intangibles will be amortized during this transition period until adoption, whereas new goodwill and other indefinite lived intangible assets acquired after June 30, 2001, are not amortized. Companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001. The Company has applied SFAS 142 to the IBP transaction and anticipates complete adoption of SFAS 142 for its 2002 fiscal year beginning September 30, 2001. At that time goodwill will no longer be amortized.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of;" however, it retains the fundamental provisions of that Statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." In addition, the Statement provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale (e.g., abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset as "held for sale." The Company is required to adopt SFAS 144 in fiscal year 2003.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION  This annual report and other written reports and oral statements made from time to time by the Company and its representatives contain forward-looking statements, including forward-looking statements made in this report, with respect to their current views and estimates of future economic circumstances, industry conditions, company performance and financial results. These forward-looking statements are subject to a number of factors and uncertainties that could cause the Company's actual results and experiences to differ materially from the anticipated results and expectations expressed in such forward-looking statements. The Company wishes to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

        Among the factors that may affect the operating results of the Company are the following: (i) fluctuations in the cost and availability of raw materials, such as live cattle, live swine or feed grain costs; (ii) changes in the availability and relative costs of labor and contract growers; (iii) operating efficiencies of facilities; (iv) market conditions for finished products, including the supply and pricing of alternative proteins; (v) effectiveness of advertising and marketing programs; (vi) the ability of the Company to make effective acquisitions and successfully integrate newly acquired businesses into existing operations; (vii) risks associated with leverage, including cost increases due to rising interest rates; (viii) risks associated with effectively evaluating derivatives and hedging activities; (ix) changes in regulations and laws (both domestic and foreign), including changes in accounting standards, environmental laws and occupational, health and safety laws; (x) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (xi) adverse results from ongoing litigation; (xii) access to foreign markets together with foreign economic conditions, including currency fluctuations; and (xiii) the effect of, or changes in, general economic conditions.

CONSOLIDATED STATEMENTS OF INCOME
TYSON FOODS, INC. 2001 ANNUAL REPORT

in millions, except per share data

Three years ended September 29, 2001	2001	2000	1999

Sales	$10,751	$7,410	$7,621
Cost of Sales	9,661	6,453	6,470

1,090	957	1,151

Operating Expenses:
Selling, general and administrative	775	609	587
Asset impairment and other charges	-	-	77

775	609	664

Operating Income	315	348	487
Other Expense (Income):
Interest	144	115	124
Other	6	(1)	(8)

150	114	116

Income Before Income Taxes and Minority Interest	165	234	371
Provision for Income Taxes	58	83	129
Minority Interest	19	-	12

Net Income	$88	$151	$230

Weighted Average Shares Outstanding:
Basic	221	225	230
Diluted	222	226	231
Earnings Per Share:
Basic	$0.40	$0.67	$1.00
Diluted	$0.40	$0.67	$1.00

See accompanying notes.

CONSOLIDATED BALANCE SHEETS
TYSON FOODS, INC. 2001 ANNUAL REPORT

in millions, except per share data

September 29, 2001 and September 30, 2000	2001	2000

Assets
Current Assets:
Cash and cash equivalents	$70	$43
Accounts receivable, net	1,199	508
Inventories	1,911	965
Other current assets	110	47

Total Current Assets	3,290	1,563
Net Property, Plant and Equipment	4,085	2,141
Goodwill	2,756	937
Other Assets	501	200

Total Assets	$10,632	$4,841

Liabilities and Shareholders' Equity
Current Liabilities:
Notes payable	$18	$62
Current portion of long-term debt	742	123
Trade accounts payable	813	333
Other current liabilities	843	355

Total Current Liabilities	2,416	873
Long-Term Debt	4,016	1,357
Deferred Income Taxes	609	385
Other Liabilities	237	51
Shareholders' Equity:
Common stock ($0.10 par value):
Class A-authorized 900 million shares: Issued 267 million shares in 2001 and 138 million shares in 2000	27	14
Class B-authorized 900 million shares: Issued 103 million shares in 2001 and 2000	10	10
Capital in excess of par value	1,920	735
Retained earnings	1,770	1,715
Accumulated other comprehensive loss	(35)	(5)

	3,692	2,469
Less treasury stock, at cost- 21 million shares in 2001 and 16 million shares in 2000	333	284
Less unamortized deferred compensation	5	10

Total Shareholders' Equity	3,354	2,175

Total Liabilities and Shareholders' Equity	$10,632	$4,841

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
TYSON FOODS, INC. 2001 ANNUAL REPORT

in millions

Three years ended September 29, 2001

Common Stock				Capital
Class A		Class B		In Excess Of	Retained
				Par Value	Earnings
Shares	Amount	Shares	Amount

Balance-October 3, 1998	138	$14	103	$10	$ 741	$1,394
Comprehensive Income:
Net income						230
Other comprehensive income (loss)
Total Comprehensive Income
Purchase of Treasury Shares
Exercise of Options					(1)
Restricted Shares Cancelled
Dividends Paid						(25)

Balance-October 2, 1999	138	14	103	10	740	1,599
Comprehensive Income:
Net income						151
Other comprehensive income (loss)
Currency translation adjustment
Total Comprehensive Income
Purchase of Treasury Shares
Exercise of Options
Restricted Shares Issued					(5)
Dividends Paid						(35)
Amortization of Deferred Compensation

Balance-September 30, 2000	138	14	103	10	735	1,715
Comprehensive Income:
Net income						88
Other comprehensive income (loss)
net of tax of $(11) million
Cumulative effect of SFAS 133 adoption
Derivative loss recognized in cost of sales
Derivative unrealized loss
Unrealized gain on investments
Currency translation adjustment
Total Comprehensive Income
Purchase of Treasury Shares
Restricted Shares Cancelled
Shares Issued in IBP Acquisition	129	13			1,185
Dividends Paid						(33)
Amortization of Deferred Compensation

Balance-September 29, 2001	267	$27	103	$10	$1,920	$1,770

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
TYSON FOODS, INC. 2001 ANNUAL REPORT

in millions

Three years ended September 29, 2001

Accumulated
		Unamortized	Other	Total
Treasury Stock		Deferred	Comprehensive	Shareholders'
		Compensation	Income (Loss)	Equity
Shares	Amount

Balance-October 3, 1998	10	$(185)	$(2)	$ (1)	$1,971
Comprehensive Income:
Net income					230
Other comprehensive income (loss)				-	-

Total Comprehensive Income					230

Purchase of Treasury Shares	3	(52)			(52)
Exercise of Options	(1)	6			5
Restricted Shares Cancelled		(1)			(1)
Dividends Paid					(25)

Balance-October 2, 1999	12	(232)	(2)	(1)	2,128
Comprehensive Income:
Net income					151
Other comprehensive income (loss)
Currency translation adjustment				(4)	(4)

Total Comprehensive Income					147

Purchase of Treasury Shares	5	(69)			(69)
Exercise of Options		1			1
Restricted Shares Issued	(1)	16	(11)		-
Dividends Paid					(35)
Amortization of Deferred Compensation			3		3

Balance-September 30, 2000	16	(284)	(10)	(5)	2,175
Comprehensive Income:
Net income					88
Other comprehensive income (loss)
net of tax of $(11) million
Cumulative effect of SFAS 133 adoption				(6)	(6)
Derivative loss recognized in cost of sales				(5)	(5)
Derivative unrealized loss				(10)	(10)
Unrealized gain on investments				2	2
Currency translation adjustment				(11)	(11)

Total Comprehensive Income					58

Purchase of Treasury Shares	5	(48)			(48)
Restricted Shares Cancelled		(1)			(1)
Shares Issued in IBP Acquisition					1,198
Dividends Paid					(33)
Amortization of Deferred Compensation			5		5

Balance-September 29, 2001	21	$(333)	$(5)	$(35)	$3,354

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
 TYSON FOODS, INC. 2001 ANNUAL REPORT

in millions

Three years ended September 29, 2001	2001	2000	1999

Cash Flows From Operating Activities:
Net income	$88	$151	$230
Adjustments to reconcile net income to cash provided
by operating activities:
Depreciation	294	257	255
Amortization	41	37	36
Asset impairment and other charges	-	-	77
Deferred income taxes	(47)	47	(13)
Minority interest	19	-	12
Other	-	29	12
(Increase) decrease in accounts receivable	(43)	57	9
(Increase) decrease in inventories	(15)	84	(99)
Increase (decrease) in trade accounts payable	89	(46)	21
Net change in other current assets and liabilities	85	(29)	7

Cash Provided by Operating Activities	511	587	547

Cash Flows From Investing Activities:
Additions to property, plant and equipment	(261)	(196)	(363)
Proceeds from sale of assets	33	4	234
Net cash paid for IBP acquisition	(1,670)	-	-
Purchase of Tyson de Mexico minority interest	(19)	-	-
Net change in investment in commercial paper	(23)	(2)	(18)
Net change in other assets and liabilities	(78)	(12)	(19)

Cash Used for Investing Activities	(2,018)	(206)	(166)

Cash Flows From Financing Activities:
Decrease in notes payable	(1,031)	(4)	(19)
Proceeds from long-term debt	3,047	7	76
Repayments of long-term debt	(432)	(266)	(382)
Purchase of treasury shares	(48)	(69)	(52)
Proceeds from exercise of IBP stock options	34	-	-
Dividends and other	(35)	(34)	(18)

Cash Provided by (Used for) Financing Activities	1,535	(366)	(395)

Effect of Exchange Rate Change on Cash	(1)	(2)	(2)

Increase (Decrease) in Cash and Cash Equivalents	27	13	(16)
Cash and Cash Equivalents at Beginning of Year	43	30	46

Cash and Cash Equivalents at End of Year	$70	$43	$30

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TYSON FOODS, INC. 2001 ANNUAL REPORT

NOTE 1: BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Tyson Foods, Inc., (the Company or Tyson) with its acquisition of IBP, Inc. (IBP), is the world's largest protein provider. Tyson's chicken operation, headquartered in Springdale, Arkansas, is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,000 contract growers in 100 communities. Tyson has chicken operations in 18 states and 16 countries and exports to over 75 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves and is a comprehensive supplier of value-added chicken products through foodservice, retail grocery stores, club stores and international distribution channels. Tyson's Cobb-Vantress subsidiary is a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Original® brand, as well as a leading provider of live swine.

        Tyson's wholly owned subsidiary IBP, headquartered in Dakota Dunes, South Dakota, is the world's largest supplier of premium fresh beef and pork products, with more than 60 production sites in North America, joint venture operations in China, Ireland and Russia and sales offices throughout the world. IBP generated annual sales of approximately $17 billion in 2000 and employs approximately 52,000 people.

        The new Tyson Foods, Inc. is the world's largest processor and marketer of beef, chicken and pork products and produces a wide variety of brand name, processed food products. Tyson is the recognized market leader in almost every retail and foodservice market it serves. The Company has approximately 120,000 team members in more than 300 facilities and offices in 32 states and 22 countries worldwide.

Consolidation: The consolidated financial statements include the accounts of all wholly owned subsidiaries. The consolidated statements of income include IBP's operating results for the nine weeks ending September 29, 2001. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Year: The Company utilizes a 52- or 53-week accounting period that ends on the Saturday closest to September 30.

Reclassifications: Certain reclassifications have been made to prior periods to conform to current presentations.

Cash and Cash Equivalents: Cash equivalents consist of investments in short-term, highly liquid securities having original maturities of three months or less, which are made as part of the Company's cash management activity. The carrying values of these assets approximate their fair market values. As a result of the Company's cash management system, checks issued, but not presented to the banks for payment, may create negative cash balances. Checks outstanding in excess of related cash balances totaling approximately $265 million at September 29, 2001, and $126 million at September 30, 2000, are included in trade accounts payable and other current liabilities.

Inventories: Processed products, livestock (excluding breeders) and supplies and other are valued at the lower of cost (first-in, first-out) or market. Breeders are stated at cost less amortization. Livestock includes live cattle, live chicken and live swine. Live chicken consists of broilers and breeders.

        Total inventory consists of:

in millions

2001	2000

Processed products	$1,095	$460
Livestock	561	366
Supplies and other	255	139

Total inventory	$1,911	$965

Depreciation: Depreciation is provided primarily by the straight-line method using estimated lives for buildings and leasehold improvements of 10 to 39 years, machinery and equipment of three to 12 years and other of three to 20 years.

Impairment: The Company reviews the carrying value of long-lived assets at each balance sheet date if indication of impairment exists. Recoverability is assessed using undiscounted cash flows based upon historical results and current projections of earnings before interest and taxes. The Company measures impairment using discounted cash flows of future operating results based upon a rate that corresponds to the Company's cost of capital. Impairments are recognized in operating results to the extent that carrying value exceeds discounted cash flows of future operations.

Goodwill: Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" have been applied to the IBP transaction. Accordingly, the tangible and identifiable intangible assets and liabilities have been adjusted to fair values with the remainder of the purchase price recorded as goodwill. Additionally, goodwill and indefinite lived intangible assets are not amortized but are reviewed for impairment at least annually or more frequently if impairment indicators arise. Goodwill of $926 million, net of accumulated amortization, arising prior to the IBP transaction has been amortized on a straight-line basis over periods ranging from 15 to 40 years. Upon complete adoption of SFAS 142, in the first quarter of 2002, this goodwill will no longer be amortized. At September 29, 2001, and September 30, 2000, the accumulated amortization of goodwill was $286 and $256 million, respectively.

        Amount of goodwill by segment at September 29, 2001:

in millions

Beef	$1,306
Chicken	916
Pork	350
Prepared Foods	184

Total	$2,756

        Goodwill has been allocated to reporting units based on fair value of identifiable assets. Approximately $29 million of this goodwill is deductible for income tax purposes.

Capital Stock: Holders of Class B common stock (Class B stock) may convert such stock into Class A common stock (Class A stock) on a share-for-share basis. Holders of Class B stock are entitled to 10 votes per share while holders of Class A stock are entitled to one vote per share on matters submitted to shareholders for approval. Cash dividends cannot be paid to holders of Class B stock unless they are simultaneously paid to holders of Class A stock. The per share amount of the cash dividend paid to holders of Class B stock cannot exceed 90% of the cash dividend simultaneously paid to holders of Class A stock. The Company pays quarterly cash dividends to Class A and Class B shareholders. The Company paid Class A dividends per share of $0.16, $0.16 and $0.115 and Class B dividends per share of $0.144, $0.144 and $0.104 in 2001, 2000 and 1999, respectively.

Stock-Based Compensation: Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair value method had been applied.

Financial Instruments: Periodically, the Company uses derivative financial instruments to reduce its exposure to various market risks. The Company does not regularly engage in speculative transactions, nor does the Company regularly hold or issue financial instruments for trading purposes. However, the Company does periodically hold positions as economic hedges for which hedge accounting is not applied. Generally, contract terms of a hedge instrument closely mirror those of the hedged item providing a high degree of risk reduction and correlation. Contracts that are highly effective at meeting the risk reduction and correlation criteria are recorded using hedge accounting. If a derivative instrument is a hedge, depending on the nature of the hedge, changes in the fair value of the instrument will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of an instrument's change in fair value will be immediately recognized in earnings. Instruments that do not meet the criteria for hedge accounting are marked to fair value with unrealized gains or losses reported currently in earnings. The Company generally does not hedge anticipated transactions beyond 12 months.

Revenue Recognition: The Company recognizes revenue from product sales upon delivery to customers.

Freight Expense: Freight expense associated with products shipped to customers is recognized in cost of products sold. Prior to the fourth quarter 2001, various freight expenses had been classified as a reduction of net sales or as selling expense. The effect of this reclassification was to increase revenue by $252 million and $258 million, increase cost of sales by $410 million and $416 million and decrease selling expense by $158 million and $158 million in fiscal 2000 and 1999, respectively, with no changes to net income or related earnings per share.

Advertising and Promotion Expenses: Advertising and promotion expenses are charged to operations in the period incurred. Advertising and promotion expenses for fiscal 2001, 2000 and 1999 were $337 million, $280 million and $301 million, respectively.

Minority Interest: The results of operations of IBP for the nine weeks ended September 29, 2001, are included in the Company's consolidated results of operations. Minority interest primarily consists of the 49.9% of IBP that was acquired on September 28, 2001.

Use of Estimates: The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Standards: In May 2000, the Emerging Issues Task Force (EITF) reached a consensus on Issue 00-14, "Accounting for Certain Sales Incentives." This issue involves the accounting and income statement classification for sales subject to rebates and revenue sharing arrangements as well as coupons and discounts. The EITF concluded that sales incentives offered to customers to buy a product should be classified as a reduction of sales. This issue is effective for fiscal quarters beginning after December 15, 2001. The Company anticipates implementing this issue in the first quarter of fiscal 2002.

        In April 2001, the EITF released Issue 00-25, "Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer," which provides guidance on the classification of payments such as slotting fees and cooperative advertising in the income statement. The EITF concluded that these payments are a reduction of the selling prices of the vendor's products and, therefore, should be classified as a reduction of revenue in the vendor's income statement, instead of as an expense. This issue is effective for fiscal quarters beginning after December 15, 2001. The Company anticipates implementing this issue in the first quarter of fiscal 2002.

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 eliminates the pooling-of-interests method of accounting for business combinations and requires any business combination completed after June 30, 2001, to be accounted for by the purchase method. Additionally, SFAS 141 changes the criteria to recognize intangible assets apart from goodwill. Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001, and those acquired after that date, pre-existing goodwill and intangibles will be amortized during this transition period until adoption, whereas new goodwill and other indefinite lived intangible assets acquired after June 30, 2001, will not be amortized. Companies are required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001. The Company has applied SFAS 142 to the IBP transaction and anticipates complete adoption in the first quarter of fiscal 2002. At that time goodwill will no longer be amortized.

        In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of;" however, it retains the fundamental provisions of that Statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." In addition, the Statement provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived asset to be disposed of other than by sale (e.g., abandoned) be classified as "held and used" until it is disposed of, and establishes more restrictive criteria to classify an asset as "held for sale." The Company is required to adopt SFAS 144 in fiscal year 2003.

NOTE 2: ACQUISITIONS

In August 2001, the Company acquired 50.1% of IBP by paying approximately $1.7 billion in cash representing $30 per share for approximately 54 million shares of IBP's common shares. In September 2001, the Company issued approximately 129 million shares of Class A stock, with a fair value of approximately $1.2 billion, to acquire the remaining IBP shares, and assumed approximately $1.7 billion of IBP debt to complete the acquisition. The IBP shares were converted into Class A stock using an exchange ratio of 2.381. The total acquisition cost of approximately $4.6 billion was accounted for as a purchase with a portion of the total purchase price allocated to assets acquired and liabilities assumed based on estimated fair market value at the date of acquisition.

        IBP is the world's largest manufacturer of fresh meats and frozen and refrigerated food products, with 2000 annual sales of approximately $17 billion. The acquisition of IBP will allow the Company to expand its business to include the processing and marketing of beef and pork products.

        The transaction is being accounted for using the purchase method of accounting required by SFAS 141. Goodwill and identifiable intangible assets recorded in the acquisition will be tested periodically for impairment as required by SFAS 142. The allocation of the purchase price to specific assets and liabilities is based, in part, upon an outside appraisal of IBP's long-lived assets. The allocation of the purchase price has been completed.

        Fair value of assets acquired and liabilities assumed at August 3, 2001:

in millions

Cash and cash equivalents	$37
Accounts receivable	641
Inventories	937
Other current assets	112
Property, plant and equipment	1,968
Goodwill	1,830
Other assets	247

Total Assets	$5,772

Accounts payable and accruals	$836
Other liabilities	227
Long-term debt	1,651
Deferred income taxes	221
Shareholders' Equity	2,837

Total Liabilities and Shareholders' Equity	$5,772

        Identifiable intangible assets of $242 million consist of trademarks of $138 million (included in goodwill), patents of $87 million and $17 million of supply contracts (both of which are included in other assets). The amounts associated with trademarks are not subject to amortization as management believes their useful lives to be indefinite. The amounts associated with patents and supply contracts are being amortized over 15 and five years, respectively.

        In August 2001, the Company completed the financing for the acquisition of IBP by entering into two bridge revolving credit facilities consisting of a senior unsecured bridge credit agreement which provided for aggregate borrowings up to $2.5 billion (the Bridge Facility) and a senior unsecured receivables bridge credit agreement which provided for aggregate borrowings up to $350 million (the Receivables Bridge Facility). Subsequent to September 29, 2001, the Company refinanced both facilities.

        The pro forma unaudited results of operations for the years ended September 29, 2001, and September 30, 2000, assuming the purchase of IBP had been consummated as of October 1, 1999, follows. Pro forma adjustments have been made to reflect additional interest from debt associated with the acquisition and additional common shares issued.

in millions, except per share data

2001	2000

Sales	$ 24,975	$ 24,085
Net income before extraordinary items	82	314
Net income	82	297
Earnings per share before extraordinary items:
Basic	0.24	0.89
Diluted	0.24	0.89
Earnings per share:
Basic	0.23	0.84
Diluted	0.23	0.84

        The unaudited pro forma results are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of fiscal 2000, or the results that may occur in the future.

        In May 2001, the Company increased its ownership in Tyson de Mexico, S.A. de C.V. (TdM) by acquiring common shares of TdM from existing minority shareholders for cash and by a non-cash transaction whereby TdM exchanged minority shareholders' common stock for $45 million of TdM redeemable preferred stock with an 8% coupon. In September 2001, the Company acquired the remaining common shares of TdM held by minority shareholders. Upon completion of these transactions, the Company now owns 100% of the common shares of TdM. The Company has entered into a call agreement with the holders of converted TdM redeemable preferred stock which allows the Company to purchase the converted redeemable preferred stock over five years. Additionally, in May 2001, TdM purchased the poultry assets of Nochistongo S.P.R. de R.L., a fully integrated broiler production operation that markets products under the "Kory" brand. The purchase price of both transactions was allocated based upon the estimated fair market values at the date of purchase.

NOTE 3: DISPOSITIONS

In July 1999, the Company completed the sale of the assets of Tyson Seafood Group in two separate transactions. Under the terms of the agreements, the Company received proceeds of approximately $165 million, which was used to reduce indebtedness, and subsequently collected receivables totaling approximately $16 million. The Company recognized a pretax loss of approximately $19 million on the sale of the seafood assets.

NOTE 4: IMPAIRMENT AND OTHER CHARGES

In the fourth quarter of fiscal 1999, the Company recorded a pretax charge totaling $35 million related to the anticipated loss on the sale and closure of the Pork Group assets. In the first quarter of fiscal 2000, the Company ceased negotiations for the sale of the Pork Group. Additionally, in the fourth quarter of fiscal 1999, the Company recorded pretax charges totaling $23 million for impairment of property and equipment and write-down of related goodwill of Mallard's Food Products, and also recognized a pretax loss of approximately $19 million on the sale of the Tyson Seafood Group assets.

NOTE 5: ALLOWANCE FOR DOUBTFUL ACCOUNTS

In fiscal 2000, AmeriServe Food Distribution, Inc. (AmeriServe), a significant distributor of products to fast food and casual dining restaurant chains, filed for reorganization in Delaware under Chapter 11 of the Federal Bankruptcy Code. The Company is a major supplier to several AmeriServe customers. In the second quarter of fiscal 2000, the Company recorded a $24 million bad debt reserve to fully reserve the AmeriServe receivable. At September 29, 2001, and September 30, 2000, the allowance for doubtful accounts, excluding the AmeriServe writeoff, was $27 million and $17 million, respectively.

NOTE 6: FINANCIAL INSTRUMENTS

In October 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," (SFAS 133) as amended. This statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

        The adoption of SFAS 133 in October 2000 resulted in a cumulative effect of approximately $6 million after-tax ($9 million pre tax) being charged to other comprehensive income (loss).

        At September 29, 2001, the Company had derivative related balances totaling $5 million recorded in other current assets and $20 million recorded in other current liabilities.

Cash flow hedges: The Company uses derivatives to moderate the financial and commodity market risks of its business operations. Derivative products, such as futures and option contracts, are considered to be a hedge against changes in the amount of future cash flows related to commodities procurement. The Company also enters into interest rate swap agreements to adjust the proportion of total long-term debt and leveraged equipment loans that are subject to variable interest rates. Under these interest rate swaps, the Company agrees to pay a fixed rate of interest times a notional principal amount and to receive in return an amount equal to a specified variable rate of interest times the same notional principal amount. These interest rate swaps are considered to be a hedge against changes in the amount of future cash flows associated with the Company's variable rate interest payments.

        The effective portion of the cumulative gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) in shareholders' equity and recognized into earnings in the same period or periods during which the hedged transaction affects earnings (for commodity hedges when the chickens that consumed the hedged grain are sold). The remaining cumulative gain or loss on the derivative instrument in excess of the cumulative change in the present value of the future cash flows of the hedged item, if any, is recognized in earnings during the period of change. No ineffectiveness was recognized on cash flow hedges during fiscal 2001. The Company expects that the after tax losses, net of gains, totaling approximately $4 million recorded in other comprehensive income (loss) at September 29, 2001, related to cash flow hedges, will be recognized within the next 12 months. The Company generally does not hedge cash flows related to commodities beyond 12 months.

Fair value hedges: The Company designates certain futures contracts as fair value hedges of firm commitments to purchase livestock for slaughter. The Company enters into foreign currency forward contracts to hedge changes in fair value of receivables and purchase commitments arising from changes in the exchange rates of foreign currencies. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk (including losses or gains on firm commitments), are recorded in current period earnings. Ineffectiveness results when the change in the fair value of the hedge instrument differs from the change in fair value of the hedged item. Ineffectiveness recorded related to the Company's fair value hedges was not significant during fiscal 2001.

Undesignated positions: The Company holds certain commodity futures contracts in the regular course of business to manage its exposure against commodity price fluctuations on anticipated purchases of raw materials and anticipated sales of finished inventories. The contracts are generally for short durations of less than one year. Although these instruments are economic hedges, the Company does not designate these contracts as hedges for accounting purposes. As a result, the Company marks these contracts to market and recognizes the change through earnings. At September 29, 2001, these contracts had a fair value liability of $11 million recorded on the balance sheet.

Fair Values of Financial Instruments

in millions

2001	2000

Commodity derivative positions	$ (8)	$ (9)
Interest-rate derivative positions	(6)	-
Foreign currency derivative positions	(1)	-
Long-term debt	$ 4,740	$ 1,430

        Fair values are based on quoted market prices or published forward interest rate curves. All other financial instruments approximate recorded values at September 29, 2001, and September 30, 2000.

Concentrations of Credit Risk: The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company's cash equivalents are in high quality securities placed with major banks and financial institutions. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. No single customer or customer group represents greater than 10% of total accounts receivable.

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

The major categories of property, plant and equipment and accumulated depreciation, at cost, are as follows:

in millions

2001	2000

Land	$114	$61
Buildings and leasehold improvements	2,085	1,291
Machinery and equipment	3,218	2,219
Land improvements and other	174	110
Buildings and equipment under construction	379	103

	5,970	3,784
Less accumulated depreciation	1,885	1,643

Net property, plant and equipment	$4,085	$2,141

        The Company capitalized interest costs of $3 million in 2001, $2 million in 2000 and $5 million in 1999 as part of the cost of major asset construction projects. Approximately $182 million will be required to complete construction projects in progress at September 29, 2001.

NOTE 8: OTHER CURRENT LIABILITIES

Other current liabilities at September 29, 2001 include:

in millions

2001	2000

Accrued salaries, wages and benefits	$222	$104
Income taxes payable	109	60
Self insurance reserves	221	102
Property and other taxes	63	27
Other	228	62

Total other current liabilities	$843	$355

NOTE 9: COMMITMENTS

The Company leases certain farms and other properties and equipment for which the total rentals thereon approximated $76 million in 2001, $66 million in 2000 and $64 million in 1999. Most farm leases have terms ranging from one to 10 years with various renewal periods. The most significant obligations assumed under the terms of the leases are the upkeep of the facilities and payments of insurance and property taxes.

        Minimum lease commitments under noncancelable leases at September 29, 2001, total $193 million composed of $62 million for 2002, $42 million for 2003, $28 million for 2004, $19 million for 2005, $15 million for 2006 and $27 million for later years. These future commitments are expected to be offset by future minimum lease payments to be received under subleases of approximately $9 million.

        The Company assists certain of its swine and chicken growers in obtaining financing for growout facilities by providing the growers with extended growout contracts and conditional operation of the facilities should a grower default under their growout or loan agreement. The Company also guarantees debt of outside third parties of $69 million.

NOTE 10: LONG-TERM DEBT

The Company has unsecured revolving credit agreements totaling $1 billion that support the Company's commercial paper program. These facilities consist of $500 million that expires in September 2002 and $500 million that expires in September 2006. At September 29, 2001, the borrowings under these facilities totaled $210 million and $500 million, respectively.

        In August 2001, the Company completed the financing for the acquisition of IBP by entering into two bridge revolving credit facilities consisting of a senior unsecured bridge credit agreement which provided for aggregate borrowings up to $2.5 billion (the Bridge Facility) and a senior unsecured receivables bridge credit agreement which provided for aggregate borrowings up to $350 million (the Receivables Bridge Facility). The Bridge Facility was to mature in January 2002, and the Receivables Bridge Facility matured in November 2001. At September 29, 2001, $2.3 billion was outstanding under the Bridge Facility with an interest rate of 4.01%. There were no borrowings under the Receivables Bridge Facility.

        Subsequent to September 29, 2001, the Company refinanced the Bridge Facility through the issuance of $2.25 billion of senior notes. The senior notes were sold in three tranches consisting of $500 million of 6.625% notes due October 2004, $750 million of 7.25% notes due October 2006, and $1 billion of 8.25% notes due October 2011.

        In October 2001, the Company entered into a receivables purchase agreement with three co-purchasers to sell up to $750 million of trade receivables. The receivables purchase agreement has been accounted for as a borrowing. The receivables purchase agreement has an interest rate based on commercial paper issued by the co-purchasers. Funds from the receivables purchase agreement were used to repay $210 million and $500 million outstanding under the $1 billion revolving credit agreements.

        At September 29, 2001, the Company had outstanding letters of credit totaling approximately $124 million issued primarily in support of workers' compensation insurance programs, industrial revenue bonds and the leveraged equipment loans. There were no draw downs under these letters of credit at September 29, 2001.

        Under the terms of the leveraged equipment loans, the Company had restricted cash totaling approximately $50 million, which is included in other assets at September 29, 2001. Under these leveraged loan agreements, the Company entered into interest rate swap agreements to effectively lock in a fixed interest rate for these borrowings.

        Annual maturities of long-term debt for the five years subsequent to September 29, 2001, are: 2002-$742 million; 2003-$184 million; 2004-$39 million; 2005-$683 million and 2006-$286 million.

        The revolving credit agreement and notes contain various covenants, the more restrictive of which require maintenance of a minimum net worth, current ratio, cash flow coverage of interest and fixed charges and a maximum total debt-to-capitalization ratio. The Company is in compliance with these covenants at fiscal year end.

        Industrial revenue bonds are secured by facilities with a net book value of $86 million at September 29, 2001. The weighted average interest rate on all outstanding short-term borrowing was 5.1% at September 29, 2001, and 6.8% at September 30, 2000.

Long-term debt consists of the following:
in millions

Maturity	2001	2000

Commercial paper
(4.01% effective rate at 9/29/01)	2002	$210	$260
Revolver (4.05% effective rate at 9/29/01)	2006	500	-
Bridge Facility (4.01% effective rate at 9/29/01)	2002	2,300	-
Debt securities issued by Tyson (rates ranging from 6% to7%)	2001-2028	833	880
Senior notes issued by IBP, guaranteed by Tyson (rates ranging from 6.125% to 7.95%)	2006-2026	623	-
Institutional notes (rates ranging from 10.61% to 11.375%)	2001-2006	50	111
Leveraged equipment loans
(rates ranging from 4.7% to 6.0%)	2005-2008	138	155
Other	Various	104	74

Total debt	$4,758	$1,480
Less current maturities	742	123

Total long-term debt	$4,016	$1,357

        Additionally, the Company had short-term notes payable totaling $18 million and $62 million at September 29, 2001, and September 30, 2000, respectively.

        The Company has fully and unconditionally guaranteed $623 million of senior notes issued by IBP, a wholly owned subsidiary of the Company.

        The following condensed consolidating financial information is provided for the Company, as guarantor, and for IBP, as issuer, as an alternative to providing separate financial statements for the issuer.

Condensed Consolidating Statement of Income for the year ended September 29, 2001
in millions

Tyson	IBP	Adjustments	Consolidated

Sales	$7,687	$3,069	$(5)	$10,751
Cost of Sales	6,765	2,901	(5)	9,661

	922	168	1,090
Operating Expenses	677	98	775

Operating Income	245	70	315
Interest and Other Expense	134	16	150

Income Before Income Taxes and Minority Interest	111	54	165
Provision for Income Taxes	40	18	58
Minority Interest	1	18	19

Net Income	$70	$18	$-	$88

Condensed Consolidating Balance Sheet as of September 29, 2001
in millions

Tyson	IBP	Adjustments	Consolidated

Assets
Current Assets:
Cash and cash equivalents	$47	$23	$-	$70
Accounts receivable, net	1,413	701	(915)	1,199
Inventories	1,007	912	(8)	1,911
Other current assets	26	85	(1)	110

Total Current Assets	2,493	1,721	(924)	3,290
Net Property, Plant and Equipment	2,105	1,756	224	4,085
Goodwill	926	940	890	2,756
Other Assets	3,161	171	(2,831)	501

Total Assets	$8,685	$4,588	$(2,641)	$10,632

Liabilities and Shareholders' Equity
Current Liabilities:
Notes payable	$18	$-	$-	$18
Current portion of long-term debt	737	5		742
Trade accounts payable	367	1,353	(907)	813
Other current liabilities	419	422	2	843

Total Current Liabilities	1,541	1,780	(905)	2,416
Long-Term Debt	3,359	686	(29)	4,016
Deferred Income Taxes	368	11	230	609
Other Liabilities	75	149	13	237
Shareholders' Equity	3,342	1,962	(1,950)	3,354

Total Liabilities and Shareholders' Equity	$8,685	$4,588	$(2,641)	$10,632

Condensed Consolidating Statement of Cash Flows for the year ended September 29, 2001	in millions

Tyson	IBP	Adjustments	Consolidated

Cash Flows From Operating Activities:
Net income	$70	$18	$-	$88
Net changes in working capital	130	(14)		116
Depreciation	264	30		294
Amortization	39	2		41
Deferred income taxes	(73)	26		(47)
Other	4	15		19

Cash Provided by Operating Activities	434	77	511

Cash Flows From Investing Activities:
Additions to property, plant and equipment	(214)	(47)	(261)
Proceeds from sale of assets	32	1	33
Net cash paid for IBP acquisition	(1,707)	37	(1,670)
Purchase of Tyson de Mexico minority interest	(19)	-	(19)
Net change in other assets and liabilities	(95)	(6)	(101)

Cash Used for Investing Activities	(2,003)	(15)	(2,018)

Cash Flows From Financing Activities:
Net change in debt	1,656	(72)	1,584
Purchase of treasury shares	(48)	-	(48)
Proceeds from exercise of IBP stock options	-	34	34
Dividends and other	(34)	(1)	(35)

Cash Provided by (Used for) Financing Activities	1,574	(39)	1,535

Effect of Exchange Rate Change on Cash	(1)	-	(1)

Increase (Decrease) in Cash and Cash Equivalents	4	23	27
Cash and Cash Equivalents at Beginning of Year	43	-	43

Cash and Cash Equivalents at End of Year	$47	$23	$-	$70

NOTE 11: STOCK OPTIONS AND RESTRICTED STOCK

The shareholders approved the 2000 Stock Incentive Plan (Incentive Plan) in January 2001. The Incentive Plan is administered by the Compensation Subcommittee of the Board of Directors and permits awards of shares of Class A stock, awards of derivative securities related to the value of Class A stock and tax reimbursement payments to eligible persons. The Incentive Plan provides for the award of a variety of equity-based incentives such as incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, performance unit awards and phantom shares. The Incentive Plan provides for granting incentive stock options for shares of Class A stock at a price not less than the fair market value at the date of grant. Nonqualified stock options may be granted at a price equal to, less than or more than the fair market value of Class A stock on the date that the option is granted. Stock options under the Incentive Plan generally become exercisable ratably over three to eight years from the date of grant and must be exercised within 10 years from the date of grant.

        In May 2000, the Company cancelled approximately four million option shares and granted approximately one million restricted shares of Class A stock. The restriction expires over periods through December 1, 2003. At September 29, 2001, the Company had outstanding approximately 800,000 restricted shares of Class A stock with restrictions expiring over periods through July 1, 2020. The unearned portion of the restricted stock is classified on the Consolidated Balance Sheets as deferred compensation in shareholders' equity. Additionally, the Company assumed the IBP officer long-term stock plan, subject to certain restrictions, which could result in delivery of approximately two million shares of Class A stock. The vested liability at September 29, 2001, has been classified as other liabilities.

        A summary of the Company's stock option activity is as follows:

Shares under option	Weighted average exercise price per share

Outstanding, October 3, 1998	8,355,548	$16.15
Exercised	(359,999)	14.23
Canceled	(631,717)	16.35
Granted	4,722,500	15.00

Outstanding, October 2, 1999	12,086,332	15.74
Exercised	(88,332)	14.23
Canceled	(5,199,995)	15.17

Outstanding, September 30, 2000	6,798,005	16.19
Exercised	-	-
Canceled	(689,520)	15.57
Granted	4,291,650	11.50
Options assumed with IBP acquisition	5,918,068	8.70

Outstanding, September 29, 2001	16,318,203	$12.27

        The number of options exercisable was as follows: September 29, 2001-9,644,323; September 30, 2000-2,926,980 and October 2, 1999-1,870,893. The remainder of the options outstanding at September 29, 2001, are exercisable ratably through November 2007. The number of shares available for future grants was 2,742,800 and 7,568,614 at September 29, 2001, and September 30, 2000, respectively. Subsequent to September 29, 2001, approximately 14 million shares were made available for future grants, subject to shareholder approval.

        The following table summarizes information about stock options outstanding at September 29, 2001:

	Options outstanding			Options exercisable

Range of exercise prices	Shares outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Shares exercisable	Weighted average exercise price

$2.83-6.69	1,139,682	5.2	$5.28	1,139,682	$5.28
6.72-10.91	4,419,686	4.3	9.35	4,419,686	9.35
10.92-13.86	358,700	7.3	11.60	358,700	11.60
11.50	4,257,200	6.5	11.50	-	-
14.33-14.50	1,863,535	2.9	14.40	1,814,470	14.40
14.58-15.17	1,319,275	5.0	15.04	784,755	15.03
17.92-18.00	2,960,125	5.1	17.93	1,127,030	17.92

16,318,203	9,644,323

        The weighted average fair value of options granted during 2001 was approximately $4.24. The fair value of each option grant is established on the date of grant using the Black-Scholes option-pricing model. Assumptions include an expected life of six years, risk-free interest rate of 4.8%, expected volatility of 35.2% and dividend yield of 1.4% in 2001.

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

in millions, except per share data

2001	2000	1999

Net Income
As reported	$88	$151	$230
Pro forma	85	148	226
Earnings per share
As reported
Basic	0.40	0.67	1.00
Diluted	0.40	0.67	1.00
Pro forma
Basic	0.38	0.66	0.98
Diluted	0.38	0.65	0.98

        Pro forma net income reflects only options granted after fiscal 1995. Additionally, the pro forma disclosures are not likely to be representative of the effects on reported net income for future years.

NOTE 12: BENEFIT PLANS

The Company has defined contribution retirement and incentive benefit programs for various groups of Company personnel. Company contributions totaled $35 million, $32 million and $33 million in 2001, 2000 and 1999, respectively.

NOTE 13: TRANSACTIONS WITH RELATED PARTIES

The Company has operating leases for farms, equipment and other facilities with the former Senior Chairman of the Board of Directors of the Company and certain members of his family, as well as a trust controlled by him, for rentals of $9 million in 2001, $7 million in 2000 and $7 million in 1999. Other facilities have been leased from other officers and directors for rentals totaling $2 million in 2001, $3 million in 2000 and $3 million in 1999.

        Certain officers and directors are engaged in chicken and swine growout operations with the Company whereby these individuals purchase animals, feed, housing and other items to raise the animals to market weight. The total value of these transactions amounted to $10 million in 2001, $11 million in 2000 and $10 million in 1999.

        Certain unimproved real property was sold by the Company in June 2000 to an entity controlled by the daughter and son-in-law of the former Senior Chairman of the Board for approximately $5 million. The purchase price was in excess of the market value as determined by a current independent appraisal.

NOTE 14: INCOME TAXES

Detail of the provision for income taxes consists of:

in millions

2001	2000	1999

Federal	$ 50	$ 73	$ 113
State	5	5	8
Foreign	3	5	8

$ 58	$ 83	$ 129

Current	$ 105	$ 36	$ 142
Deferred	(47)	47	(13)

$ 58	$ 83	$ 129

The reasons for the difference between the effective income tax rate and the statutory U.S. federal income tax rate are as follows:

2001	2000	1999

U.S. federal income tax rate	35.0%	35.0%	35.0%
Amortization of goodwill	6.5	4.3	5.3
State income taxes	2.1	1.4	1.6
Foreign sales corporation benefit	(6.2)	(5.2)	(6.3)
Other	(2.0)	0.1	(0.7)

35.4%	35.6%	34.9%

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

        The tax effects of major items recorded as deferred tax assets and liabilities are:

in millions

2001	2000

Deferred Tax		Deferred Tax
Assets	Liabilities	Assets	Liabilities

Property, plant and equipment	$9	$412	$5	$200
Suspended taxes from conversion
to accrual method	-	114	-	121
Intangible assets	-	90	-	-
Inventory	9	67	2	91
Accrued expenses	146	13	25	9
Acquired net operating loss carryforwards	71	-	-	-
All other	71	109	26	82

$306	$805	$58	$503

Valuation allowance	(48)	-

Net deferred tax liability	$547	$445

        Net deferred tax liabilities are included in other current assets and deferred income taxes in 2001, and in other current liabilities and deferred income taxes in 2000, on the Consolidated Balance Sheets.

        The suspended taxes from conversion to accrual method represents the 1987 change from the cash to accrual method of accounting and is currently being paid down over 20 years through 2017.

        The valuation allowance totaling $48 million consists of $12 million state tax carryforwards, which have been fully reserved, and $36 million for net operating loss carryforwards. The state tax credit carryforwards expire in the years 2004 through 2008. At September 29, 2001, after considering utilization restrictions, the Company's acquired tax loss carryforwards approximated $178 million. The net operating loss carryforwards, which are subject to utilization limitations due to ownership changes, may be utilized to offset future taxable income. These carryforwards expire during the years 2002 through 2021.

NOTE 15: EARNINGS PER SHARE

The weighted average common shares used in the computation of basic and diluted earnings per share were as follows:

in millions, except per share data

2001	2000	1999

Numerator:
Net Income	$88	$151	$230

Denominator:
Denominator for basic earnings per
share - weighted average shares	221	225	230
Effect of dilutive securities:
Stock options and restricted stock	1	1	1

Denominator for diluted earnings per
share - adjusted weighted average
shares and assumed conversions	222	226	231

Basic earnings per share	$0.40	$0.67	$1.00

Diluted earnings per share	$0.40	$0.67	$1.00

Approximately 10 million shares of the Company's option shares outstanding at September 29, 2001, were antidilutive and were not included in the dilutive earnings per share calculation for the year ended September 29, 2001. On September 28, 2001, the Company issued approximately 129 million shares for the remaining IBP shares. These shares were excluded from the fiscal 2001 weighted average share calculation along with the dilutive effect of acquired stock options and restricted shares.

NOTE 16: SEGMENT REPORTING

In connection with the IBP acquisition, the Company became the world's largest protein provider and as a result, the composition of its reportable segments changed. The Company operates in five business segments: Beef, Chicken, Pork, Prepared Foods and Other. The Company measures segment profit as operating income. The following information includes nine weeks results for the period ending September 29, 2001, related to the IBP acquisition, stated prior to adjustment for minority interest.

Beef segment is primarily involved in the slaughter of live fed cattle and fabrication of dressed beef carcasses into primal and sub-primal meat cuts and case-ready products. It also involves deriving value from allied products such as hides and variety meats for sales to further processors and others. The Beef segment markets its products to food retailers, distributors, wholesalers, restaurants and hotel chains and other food processors in domestic and international markets. Allied products are also marketed to manufacturers of pharmaceuticals and technical products.

Chicken segment includes fresh, frozen and value-added chicken products sold through domestic food service, domestic retail markets for at-home consumption, wholesale club markets targeted to small foodservice operations, individuals and small business, specialty and commodity distributors who deliver to restaurants, schools and international markets throughout the world. Chicken also includes sales from allied products and its chicken breeding stock subsidiary.

Pork segment represents the Company's previously reported live swine group and IBP's hog slaughter and fabrication, case-ready products and related allied product processing activities. The Pork segment markets its products to food retailers, distributors, wholesalers, restaurants and hotel chains and other food processors in domestic and international markets. It also sells allied products to pharmaceutical and technical products manufacturers, as well as live swine to pork processors.

Prepared Foods segment includes the Company's existing prepared foods group along with most of IBP's previously reported Foodbrands America (Foodbrands) segment. The Prepared Foods segment produces flour and corn tortilla products and specialty pasta and meat dishes, for restaurants, airlines and other major customers. With the addition of Foodbrands, the Prepared Foods segment also manufactures and markets frozen and refrigerated food products such as pepperoni, beef and pork toppings, pizza crusts, appetizers, hors d' oeuvres, desserts, prepared meals, Mexican and Italian foods, soups, sauces, side dishes and branded and processed meats.

Other segment includes the logistics group and other corporate groups not identified with specific protein groups.

        The impact on previously reported unaudited interim periods of the change in the composition of the reportable segments discussed above would be to report primarily one single business segment - chicken; therefore, the previously reported interim periods have not been restated.

        Information on segments and a reconciliation to income before taxes on income and minority interest are as follows, with prior periods restated to conform to the Company's new segment reporting:

in millions

Beef	Chicken	Pork	Prepared Foods	Other	Consolidated

Fiscal year ended September 29, 2001
Sales	$2,027	$7,217	$619	$846	$42	$10,751
Operating income (loss)	32	249	27	15	(8)	315
Other expense						150
Income before income taxes
and minority interest						165
Depreciation	15	214	5	22	38	294
Total assets	3,203	4,084	944	1,406	995	10,632
Additions to property, plant and equipment	19	176	4	26	36	261

Fiscal year ended September 30, 2000
Sales	$-	$6,907	$157	$294	$52	$7,410
Operating income	-	315	23	7	3	348
Other expense						114
Income before income taxes
and minority interest						234
Depreciation	-	209	3	14	31	257
Total assets	-	4,016	101	180	544	4,841
Additions to property, plant and equipment	-	139	-	8	49	196

Fiscal year ended October 2, 1999
Sales	$-	$6,906	$109	$301	$305	$7,621
Operating income (loss)	-	616	(98)	(31)	-	487
Other expense						116
Income before income taxes
and minority interest						371
Depreciation	-	199	4	7	45	255
Asset impairment and other charges *	-	-	35	23	19	77
Total assets	-	4,286	70	191	536	5,083
Additions to property, plant and equipment	-	297	5	16	45	363

* Asset impairment and other charges also included in operating income

        The majority of the Company's operations are domiciled in the United States. Approximately 97% of sales to external customers for the fiscal years ended 2001, 2000 and 1999 were sourced from the United States. Approximately $6.6 billion, $3.0 billion and $3.1 billion of long-lived assets were located in the United States at fiscal years ended 2001, 2000 and 1999, respectively. Approximately $204 million, $74 million and $74 million of long-lived assets were located in foreign countries, primarily Mexico and Canada, at fiscal years ended 2001, 2000 and 1999, respectively.

        The Company sells certain of its products in foreign markets, primarily Canada, China, Japan, Mexico, Puerto Rico, Russia and South Korea. The Company's export sales for 2001, 2000 and 1999 totaled $1.2 billion, $550 million and $546 million, respectively. Substantially all of the Company's export sales are transacted through unaffiliated brokers, marketing associations and foreign sales staffs. Foreign sales were less than 10% of total consolidated sales for 2001, 2000 and 1999, respectively.

NOTE 17: SUPPLEMENTAL INFORMATION
in millions

2001	2000	1999

Supplemental Cash Flow Information
Cash paid during the period for:
Interest	$140	$116	$128
Income taxes	54	73	125

NOTE 18: QUARTERLY FINANCIAL DATA (UNAUDITED)
in millions, except per share data

First	Second	Third	Fourth
quarter	quarter	quarter	quarter

2001
Sales	$1,809	$1,895	$1,959	$5,088
Gross profit	222	174	241	453
Operating income	68	23	57	167
Net income (loss)	27	(6)	19	48
Basic earnings (loss) per share	0.12	(0.03)	0.09	0.22
Diluted earnings (loss) per share	0.12	(0.03)	0.09	0.22

2000
Sales	$1,843	$1,852	$1,871	$1,844
Gross profit	274	256	230	197
Operating income	123	91	88	46
Net income	57	36	40	18
Basic earnings per share	0.25	0.16	0.18	0.08
Diluted earnings per share	0.25	0.16	0.18	0.08

        The quarterly financial data above has been reclassified for shipping and handling expenses as a result of the application of EITF 00-10.

NOTE 19: CONTINGENCIES

The Company is involved in various lawsuits and claims made by third parties on an ongoing basis as a result of its day-to-day operations. Although the outcome of such items cannot be determined with certainty, the Company's general counsel and management are of the opinion that the final outcome should not have a material effect on the Company's results of operations or financial position.

Wage and Hour/ Labor Matters  On June 22, 1999, 11 current and former employees of the Company filed the case of M.H. Fox, et al. v. Tyson Foods, Inc. (Fox v. Tyson) in the U.S. District Court for the Northern District of Alabama claiming the Company violated requirements of the Fair Labor Standards Act. The suit alleges the Company failed to pay employees for all hours worked and/or improperly paid them for overtime hours. The suit generally alleges that (1) employees should be paid for time taken to put on and take off certain working supplies at the beginning and end of their shifts and breaks and (2) the use of "mastercard" or "line" time fails to pay employees for all time actually worked. Plaintiffs seek to represent themselves and all similarly situated current and former employees of the Company. At filing 159 current and/or former employees consented to join the lawsuit and, to date, approximately 5,000 consents have been filed with the court. Discovery in this case is ongoing. A hearing was held on March 6, 2000, to consider the plaintiff's request for collective action certification and court-supervised notice. No decision has been rendered. The Company believes it has substantial defenses to the claims made and intends to vigorously defend the case; however, neither the likelihood of unfavorable outcome nor the amount of ultimate liability, if any, with respect to this case can be determined at this time.

        Substantially similar suits have been filed against several other integrated poultry companies. In addition, organizing activity conducted by representatives or affiliates of the United Food and Commercial Workers Union against the poultry industry has encouraged worker participation in Fox v. Tyson and the other lawsuits.

        On February 9, 2000, the Wage and Hour Division of the U.S. Department of Labor (DOL) began an industry-wide investigation of poultry producers, including the Company, to ascertain compliance with various wage and hour issues. As part of this investigation, the DOL inspected 14 of the Company's processing facilities. The Company has had discussions with the DOL regarding its investigation and the possible resolution of potential claims that might be asserted by the DOL.

        On August 22, 2000, seven employees of the Company filed the case of De Asencio v. Tyson Foods, Inc. in the U.S. District Court for the Eastern District of Pennsylvania. This lawsuit is similar to Fox v. Tyson in that the employees claim violations of the Fair Labor Standards Act for allegedly failing to pay for time taken to put on, take off and sanitize certain working supplies. Plaintiffs seek to represent themselves and all similarly situated current and former employees of the poultry processing plants in New Holland, Pennsylvania. Currently, there are approximately 500 additional current or former employees who have filed consents to join the lawsuit. The court, on January 30, 2001, ordered that notice of the lawsuit be issued to all potential plaintiffs at the New Holland facilities, but the class has not been ordered certified. The Company believes it has substantial defenses to the claims made and intends to defend the case vigorously; however, neither the likelihood of unfavorable outcome nor the amount of ultimate liability, if any, with respect to this case can be determined at this time.

        On November 5, 2001, a lawsuit entitled Maria Chavez, et.al. vs. IBP, Lasso Acquisition Corporation and Tyson Foods, Inc. was filed in the U.S. District Court for the Eastern District of Washington against IBP and Tyson by several employees of IBP's Pasco, Washington, beef slaughter and processing facility alleging various violations of both the Fair Labor Standards Act, 29 U.S.C. Sections 201 - 219 (FLSA) claims, as well as violations of the Washington State Minimum Wage Act, RCW chapter 49.46, Industrial Welfare Act, RCW chapter 49.12, and the Wage Deductions-Contribution-Rebates Act, RCW chapter 49.52. The lawsuit alleges IBP and/or Tyson required employees to perform unpaid work related to the donning and doffing of certain personal protective clothing, both prior to and after their shifts, as well as during meal periods. Plaintiffs further allege that similar prior litigation entitled Alvarez et. al. vs. IBP which resulted in a $3.1 million final judgment against IBP, supports a claim of collateral estoppel and/or is res judicata as to the issues raised in this new litigation.

        On January 26, 2000, a lawsuit entitled Jose Jairo Gutierrez, et. al. vs. Specialty Brands, Inc. and Foodbrands America, Inc. was filed in the U.S. District Court for the District of New Mexico by 14 employees at the Specialty Brands' Albuquerque facility alleging violations of both the FLSA and the New Mexico wage and hour statutes. Initially, these plaintiffs sought to certify a class of all Foodbrands and Specialty Brands employees, but were allowed by the court to certify only a class of hourly production employees in Albuquerque. The complaint alleges that Specialty Brands failed to compensate employees for walking to and from their work stations and putting on and taking off protective clothing such as smocks, hard hats, hairnets and earplugs.

Environmental Matters  On January 15, 1997, the Illinois EPA brought suit in the Circuit Court for the 14th Judicial Circuit, Rock Island, Illinois, Chancery Division against IBP at its Joslin, Illinois, facility alleging that IBP's operations at its Joslin, Illinois, facility are violating the "odor nuisance" regulations enacted in the State of Illinois. IBP has already completed additional improvements at its Joslin facility to further reduce odors from this operation, but denies Illinois EPA's contention that its operations at any time amounted to a "nuisance". IBP is in the midst of discussions aimed at a complete resolution of these issues, and reports this issue solely because of a recent determination that the penalties have the potential to exceed $100,000.

        On January 12, 2000, The U.S. Department of Justice (DOJ), on behalf of the Environmental Protection Agency (EPA), filed a lawsuit against IBP in U.S. District Court for the District of Nebraska, alleging violations of various environmental laws at IBP's Dakota City facility. This action alleges, among other things, violations of: (1) the Clean Air Act; (2) the Clean Water Act; (3) the Resource, Conservation and Recovery Act (RCRA); (4) the Comprehensive Environmental Response Compensation and Liability Act (CERCLA); and (5) the Emergency Planning and Community Right to Know Act (EPCRA). IBP determined to reserve $3.5 million during 1999 for the claims raised in this lawsuit based upon the evaluation of a confidential settlement demand received from the DOJ, and review and evaluation of the resolution of comparable claims, in light of the company's assessment of the facts as known to the company and the legal theories advanced by the DOJ. On October 12, 2001, a Second and Final Partial Consent Decree was lodged with the

U.S. District Court, which, combined with a Partial Consent Decree entered on May 19, 2000, would fully and finally resolve all allegations raised in this lawsuit for a total civil penalty of $4.1 million. In addition, pursuant to the Second and Final Partial Consent Decree, IBP agreed to make additional wastewater improvements at its Dakota City facility including the installation of a full nitrification system. On the same date, an amended complaint was filed adding Clean Water Act and RCRA allegations involving IBP's former Palestine, Texas, facility, Clean Water Act allegations involving IBP's Gibbon, Nebraska, facility, as well as EPCRA/CERCLA alleged violations for other IBP facilities located in Region VII. These issues are fully resolved in the Second and Final Partial Consent Decree proposed to the court. Also on the same date, a separate administrative consent agreement with EPA was entered resolving alleged EPCRA/CERCLA claims at IBP's Joslin, Illinois, facility for a $200,000 civil penalty. Notice of the Second and Final Partial Consent Decree was published in the Federal Register on November 15, 2001, for a 30-day comment period. After completion of the comment period, it is anticipated that the Second and Final Partial Consent Decree will be approved and entered by the U.S. District Court in Nebraska, which will end this litigation.

        On October 23, 2001, a putative class action lawsuit was filed in the District Court for Mayes County, Oklahoma, against Tyson Foods, Inc. by R. Lynn Thompson and Deborah S. Thompson on behalf of all owners of Grand Lake O' the Cherokee's littoral (lake front) property. The suit alleges that the Company "or entities over which it has operational control" conduct operations in such a way as to interfere with the putative class action plaintiffs' use and enjoyment of their property, allegedly caused by diminished water quality in the lake. On November 1, 2001, the suit was removed to the U.S. District Court for the Northern District of Oklahoma. To date, the court has taken no action. The Company believes that the allegations in the complaint are unfounded and intends to vigorously defend the case.

        The Company has been advised by the U.S. Attorney's office for the Western District of Missouri that the government intends to seek an indictment of the Company for alledged violations of the Clean Water Act related to activities at its Sedalia, Missouri, facility. The Company is presently discussing the possible resolution of this matter but neither the likelihood of an unfavorable outcome nor the amount of ultimate liability, if any, with respect to this matter can be determined at this time.

Securities Matters  In February 2000, several lawsuits were filed against IBP by certain shareholders in the U.S. District Court for the District of Nebraska seeking to certify a class of all persons who purchased IBP stock between March 25, 1999, and January 12, 2000. The complaints allege that IBP violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 thereunder, and claims IBP issued materially false statements about the company's compliance with environmental laws in order to inflate the company's stock price. On February 14, 2001, lead plaintiffs filed a motion for leave to amend the amended consolidated complaint to add additional claims on behalf of all persons who purchased IBP stock between March 25, 1999, to January 25, 2001. The proposed new claims are substantially similar to those alleged in the South Dakota and New York actions described below under the heading Securities Litigation re: Earnings Restatement, alleging that IBP violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and rule 10b-5 thereunder. On May 21, 2001, the Magistrate Judge issued two opinions recommending (1) the denial of plaintiffs request to amend the amended consolidated complaint, and (2) dismissal of the complaint in its entirety for failure to state a claim. Plaintiffs' appeal to the District Court judge was denied, and a final judgment was entered dismissing the case. Plaintiffs appealed the decision, but on November 7, 2001, signed a Stipulation of Dismissal of Appeal, dismissing their appeal, with prejudice.

        Between January and March 2001, a number of lawsuits were filed by certain shareholders in the U.S. District Court for the District of South Dakota and one suit filed in the U.S. District Court for the Southern District of New York seeking to certify a class of all persons who purchased IBP stock between February 7, 2000, and January 25, 2001. The plaintiff in the New York action has voluntarily dismissed and refiled its complaint in South Dakota. The complaints, seeking unspecified damages, allege that IBP and certain members of management violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5 thereunder, and claims IBP issued materially false statements about the company's financial results in order to inflate the company's stock price. IBP intends to vigorously contest these claims.

        On or about June 6, 2001, IBP was advised the SEC has commenced a formal investigation of IBP related to the restatement of earnings made by IBP in March 2001. The investigation appears to relate primarily to certain improprieties in the financial statements of its DFG subsidiary which resulted in this restatement.

IBP Stockholder and Merger Agreement Related Litigation  Between October 2 and November 1, 2000, 14 class actions were filed in the Delaware Court of Chancery (the Delaware Court) against IBP, inc. (IBP) and the members of the IBP Board of Directors. On November 13, 2000, these actions were consolidated as In re IBP, inc. Shareholders Litigation, C.A. No. 18373 (the Consolidated Action).

        On March 29, 2001, the Company filed an action in the Chancery Court of Washington County, Arkansas, entitled Tyson Foods, Inc. et al. v. IBP, inc., Case No. E 2001-749-4 (the Arkansas Lawsuit), alleging that the Company had been inappropriately induced to enter into the Merger Agreement dated January 1, 2001, (the Merger Agreement) and that IBP was in breach of various representations and warranties made in the Merger Agreement.

        On March 30, 2001, IBP filed an answer to the amended consolidated complaint and a cross-claim (amended on April 2, 2001) against the Company in the Consolidated Action. As amended, IBP's cross-claim sought a declaration that the Company could not rescind or terminate the Merger Agreement, specific enforcement of the Merger Agreement and damages for breach of a Confidentiality Agreement.

        Following expedited discovery, the Delaware Court conducted a nine day trial, beginning on May 14, 2001, on IBP's and the plaintiffs' claims for specific performance with respect to the Terminated Cash Tender Offer and the Merger Agreement and the Company's counterclaims. On June 15, 2001, following expedited post-trial briefing, the Delaware Court issued a memorandum opinion, which was issued in revised form on June 18, 2001 (the Post-Trial Opinion), in which the Delaware Court concluded, among other things, that (1) the Merger Agreement is a valid and enforceable contract that was not induced by any material misrepresentation or omission, (2) the Company did not breach the Merger Agreement or any duty to IBP's stockholders by failing to close the Terminated Cash Tender Offer, (3) the Company did not have a basis to terminate the Merger Agreement under its terms, and (4) specific performance of the Merger Agreement was the only method by which to adequately redress the harm threatened to IBP and its stockholders.

        After negotiations and in accordance with the Post-Trial Opinion, the Company and IBP presented an Order, Judgment and Decree to the Delaware Court, entered on June 27, 2001, requiring the Company and its affiliates to specifically perform the Merger Agreement as modified by, and subject to the conditions contained in, the Stipulation, including making this Offer and effecting the Merger.

        On August 3, 2001, the Delaware Court entered an order approving the settlement of the Consolidated Action and extinguished all claims that were or could have been asserted in the Consolidated Action in exchange for, among other things, the acceleration of the closing of a new Cash Tender Offer to August 3, 2001.

        On June 19, 2001, a purported Company stockholder, commenced a derivative action in the Delaware Court entitled Alan Shapiro v. Barbara R. Allen, et al., C.A. No. 18967-NC seeking monetary damages on behalf of the Company, a nominal defendant, from the members of the Company's Board of Directors. The complaint alleges that the directors violated their fiduciary duties by attempting to terminate the Merger Agreement. The defendants intend to vigorously defend these claims and, on July 17, 2001, moved to dismiss the complaint. A briefing schedule for that motion has not yet been set.

        Between June 22 and July 20, 2001, various plaintiffs commenced actions against the Company, Don Tyson, John Tyson and Les Baledge in the U.S. District Court for the District of Delaware, seeking monetary damages on behalf of a purported class of those who sold IBP stock or traded in certain IBP options from March 29, 2001, when the Company announced its intention to terminate the Merger Agreement with IBP, and June 15, 2001, when the Delaware Court rendered its Post-Trial Opinion in the Consolidated Action. The actions, entitled Meyer v. Tyson Foods, Inc., et al.,

C.A. No. 01-425 SLR; Banyan Equity Mgt. v. Tyson Foods, Inc. et al., C.A. No. 01-426 GMS; Steiner v. Tyson Foods, Inc., et al., C.A. No. 01-462 GMS; Aetos Corp. et al. v. Tyson, et al., C.A. No. 01-463 GMS; Meyers, et al. v. Tyson Foods, Inc., et al., C.A. No. 01-489; Binsky v. Tyson Foods, Inc., et al., C.A. No. 01-495; Management Risk Trading LP v. Tyson Foods, Inc., et al., C.A. No. 01-496; and Stark Investments, L.P. et al. v. Tyson et al., C.A. No. 01-565 allege that the defendants violated federal securities laws by making, or causing to be made, false and misleading statements in connection with the Company's attempted termination of the Merger Agreement. The plaintiffs allege that, as a result of the defendants' alleged conduct, the purported class members were harmed. The defendants intend to vigorously defend these claims.

General Matters
In July 1996, a lawsuit was filed against IBP by certain cattle producers in the U.S. District Court, Middle District of Alabama, seeking certification of a class of all cattle producers. The complaint alleges that IBP has used its market power and alleged "captive supply" agreements to reduce the prices paid to producers for cattle. Plaintiffs have disclosed that, in addition to declaratory relief, they seek actual and punitive damages. The original motion for class certification was denied by the District Court; plaintiffs then amended their motion, defining a narrower class consisting of only those cattle producers who sold cattle directly to IBP from 1994 through the date of certification. The District Court approved this narrower class in April 1999. The 11th Circuit Court of Appeals reversed the District Court decision to certify a class, on the basis that there were inherent conflicts amongst class members preventing the named plaintiffs from providing adequate representation to the class. The plaintiffs then filed pleadings seeking to certify an amended class. The Court denied the plaintiffs' motion on October 17, 2000. Plaintiffs' motion for reconsideration of the judge's decision was denied, and plaintiffs now seek to certify a class of cattle producers who have sold exclusively to IBP on a cash market basis. This motion, as well as the company's motions for summary judgment on both liability and damages, is now pending. Management continues to believe that the company has acted properly and lawfully in its dealings with cattle producers.

        On August 8, 2000, the Company was served with a complaint filed in the U.S. District Court for the District of Arizona styled Lemelson Medical, Education & Research Foundation, Limited Partnership v. Alcon Laboratories, et al., CIV00-0661 PHX PGR. The plaintiff sued the Company, along with approximately 100 other defendants in the food, beverage, drug, cosmetic and tobacco industries, claiming that the defendants infringed various patents held by the Foundation. The alleged patent infringement is based on the defendants' use of the Foundation's automatic identification patents that relate to the use of bar coding and/or the Foundation's patents that relate to machine vision. The Foundation seeks treble damages for the defendants' alleged infringement. The case is currently stayed pending the resolution of related litigation.

        The Company has been indicted in the Eastern District of Tennessee for alleged violations of the Immigration and Naturalization Act at several of the Company's locations. We intend to vigorously defend this matter and believe we have meritorious defenses to the government's theories of recovery. However, the outcome of this matter and any potential liability on the part of the Company cannot be determined at this time.

        On October 17, 2000, a Washington County (Arkansas) Chancery Court awarded the Company approximately $20 million in its lawsuit alleging trade secret misappropriation by ConAgra, Inc. and ConAgra Poultry Company. Subsequently, on December 4, 2000, as a result of an opinion issued by the Arkansas Supreme Court, the Chancery Court reversed its finding that the Company's nutrient profile was a trade secret and reversed the jury's $20 million verdict against the ConAgra entities. On January 3, 2001, the Company filed a notice of appeal appealing the Chancery Court's reversal of the trade secret determination and of the jury verdict. This appeal is still pending.

REPORT OF INDEPENDENT AUDITORS
TYSON FOODS, INC. 2001 ANNUAL REPORT

BOARD OF DIRECTORS AND SHAREHOLDERS
We have audited the accompanying consolidated balance sheets of Tyson Foods, Inc., as of September 29, 2001, and September 30, 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tyson Foods, Inc., at September 29, 2001, and September 30, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 29, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Ernst & Young LLP

Little Rock, Arkansas
November 12, 2001

REPORT OF MANAGEMENT
TYSON FOODS, INC. 2001 ANNUAL REPORT

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

        Ernst & Young LLP, independent auditors, have audited the accompanying consolidated financial statements.

November 12, 2001

/s/ John Tyson	/s/ Steven Hankins
John Tyson	Steven Hankins
Chairman of the Board and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

ELEVEN-YEAR FINANCIAL SUMMARY
TYSON FOODS, INC. 2001 ANNUAL REPORT

in millions, except per share and ratio data

2001	2000	1999	1998	1997	1996

Summary of Operations
Sales	$10,751	$7,410	$7,621	$7,414	$6,356	$6,454
Cost of sales	9,661	6,453	6,470	6,260	5,318	5,506
Gross profit	1,090	957	1,151	1,154	1,038	948
Operating income	315	348	487	204	400	269
Interest expense	144	115	124	139	110	133
Provision for income taxes	58	83	129	46	144	49
Net income (loss)	$88	$151	$230	$25	$186	$87
Year end shares outstanding	349	225	229	231	213	217
Diluted average shares outstanding	222	226	231	228	218	218
Diluted earnings (loss) per share	$0.40	$0.67	$1.00	$0.11	$0.85	$0.40
Basic earnings (loss) per share	0.40	0.67	1.00	0.11	0.86	0.40
Dividends per share:
Class A	0.160	0.160	0.115	0.100	0.095	0.080
Class B	0.144	0.144	0.104	0.090	0.086	0.072
Depreciation and amortization	$335	$294	$291	$276	$230	$239

Balance Sheet Data
Capital expenditures	$261	$196	$363	$310	$291	$214
Total assets	10,632	4,841	5,083	5,242	4,411	4,544
Net property, plant and equipment	4,085	2,141	2,185	2,257	1,925	1,869
Total debt	4,776	1,542	1,804	2,129	1,690	1,975
Shareholders' equity	$3,354	$2,175	$2,128	$1,970	$1,621	$1,542

Other Key Financial Measures
Return on sales	0.8%	2.0%	3.0%	0.3%	2.9%	1.4%
Annual sales growth (decline)	45.1%	(2.8)%	2.8%	16.7%	(1.5)%	17.1%
Gross margin	10.1%	12.9%	15.1%	15.6%	16.3%	14.7%
Return on beginning shareholders' equity	4.0%	7.1%	11.7%	1.5%	12.1%	5.9%
Effective tax rate	35.4%	35.6%	34.9%	64.7%	43.6%	37.0%
Total debt to capitalization	58.7%	41.5%	45.9%	51.9%	51.0%	56.2%
Book value per share	$9.61	$9.67	$9.31	$8.53	$7.60	$7.09
Closing stock price high	14.19	18.00	25.38	24.44	23.63	18.58
Closing stock price low	$8.35	$8.56	$15.00	$16.50	$17.75	$13.83

ELEVEN-YEAR FINANCIAL SUMMARY
TYSON FOODS, INC. 2001 ANNUAL REPORT

1995	1994	1993	1992	1991

Summary of Operations
Sales	$5,511	$5,110	$4,707	$4,169	$3,922
Cost of sales	4,423	4,149	3,797	3,390	3,148
Gross profit	1,088	961	911	779	775
Operating income	472	195	376	332	334
Interest expense	115	86	73	77	96
Provision for income taxes	131	121	129	101	97
Net income (loss)	$219	$(2)	$180	$161	$146
Year end shares outstanding	217	218	221	206	206
Diluted average shares outstanding	218	222	223	208	207
Diluted earnings (loss) per share	$1.01	$(0.01)	$0.81	$0.77	$0.70
Basic earnings (loss) per share	1.01	(0.01)	0.82	0.78	0.71
Dividends per share:
Class A	0.053	0.047	0.027	0.027	0.020
Class B	0.044	0.039	0.022	0.022	0.017
Depreciation and amortization	$205	$188	$177	$149	$136

Balance Sheet Data
Capital expenditures	$347	$232	$225	$108	$214
Total assets	4,444	3,668	3,254	2,618	2,646
Net property, plant and equipment	2,014	1,610	1,435	1,142	1,162
Total debt	1,985	1,455	1,024	826	984
Shareholders' equity	$1,468	$1,289	$1,361	$980	$823

Other Key Financial Measures
Return on sales	4.0%	0.0%	3.8%	3.9%	3.7%
Annual sales growth (decline)	7.9%	8.6%	12.9%	6.3%	2.5%
Gross margin	19.7%	18.8%	19.4%	18.7%	19.8%
Return on beginning shareholders' equity	17.0%	(0.2)%	18.4%	19.5%	22.0%
Effective tax rate	38.1%	101.8%	41.8%	38.5%	40.0%
Total debt to capitalization	57.5%	53.0%	42.9%	45.7%	54.5%
Book value per share	$6.76	$5.92	$6.16	$4.75	$3.99
Closing stock price high	18.17	16.67	18.08	15.08	15.58
Closing stock price low	$13.83	$12.50	$12.83	$10.17	$8.46

1.  The results for 2001, 2000 and 1999 have been reclassified for shipping and handling expenses as a result of the application of EITF 00-10. It is not practical to reclassify amounts prior to 1999.
2.  The results for 2001 include $26 million in pretax charges for expenses related to the IBP acquisition, loss on sale of swine assets, and product recall losses.
3.  The results for 2000 include a $24 million pretax charge for bad debt writeoff related to the January 2000 bankruptcy filing of AmeriServe Food Distribution, Inc. and a $9 million pretax charge related to Tyson de Mexico losses.
4.  The results for 1999 include a $77 million pretax charge for loss on sale of assets and impairment write-downs.
5.  Significant business combinations accounted for as purchases: IBP, inc., Hudson Foods, Inc. and Arctic Alaska Fisheries
     Corporation in August 2001 and September 2001, January 1998 and October 1992, respectively. See Note 2 to the Consolidated Financial Statements for acquisitions during the three-year period ended September 29, 2001.
6.  The results for 1998 include a $215 million pretax charge for asset impairment and other charges.
7.  The results for 1997 include a $41 million pretax gain ($4 million after tax) from the sale of the beef division assets.
8.  The results for 1994 include a $214 million pretax charge ($205 million after tax) due to the write-down of certain long-lived assets of Arctic Alaska Fisheries Corporation.

BOARD OF DIRECTORS
TYSON FOODS, INC. 2001 ANNUAL REPORT

DON TYSON, 71, retired as Senior Chairman of the Board in October 2001. He served as Senior Chairman since 1995, as Chairman from 1991 to 1995 and as Chairman and Chief Executive Officer from 1967 to 1991. Mr. Tyson has been a member of the Board since 1952.1

JOHN TYSON, 48, is Chairman of the Board and Chief Executive Officer of the Company and has held his current title since October 2001. He served as Chairman, President and CEO since April 2000, as Chairman since 1998, as Vice Chairman since 1997 and previously as President of the Company's Beef and Pork division. Mr. Tyson has been a member of the Board since 1984.1

JOE F. STARR, 68, a private investor, served as a Vice President of the Company until 1996. Mr. Starr has been a member of the Board since 1969.

LELAND E. TOLLETT, 64, a private investor, served as Chairman of the Board and CEO from 1995 to 1998. An employee of the Company since 1959, he was President and CEO from 1991 to 1995. Mr. Tollett has been a member of the Board since 1984.1

SHELBY D. MASSEY, 68, is a farmer and a private investor. He served as Senior Vice Chairman of the Board from 1985 to 1988 and has been a member of the Board since 1985.3,4

BARBARA A. TYSON, 52, is a Vice President of the Company and has served in related capacities since 1988. Ms. Tyson has been a member of the Board since 1988.

LLOYD V. HACKLEY, 61, is President and CEO of Lloyd V. Hackley and Associates, Inc. and was President of the North Carolina Community College System. Mr. Hackley has been a member of the Board since 1992. 2,3,4

DONALD E. WRAY, 64, a private investor, retired as President of the Company in 2000. An employee of the Company since 1961, Mr. Wray was President and Chief Operating Officer from 1995 to 1999 after serving as COO since 1991. Mr. Wray has been a member of the Board since 1994.

GERALD M. JOHNSTON, 59, a private investor, was Executive Vice President of Finance for the Company from 1981 to 1996 when he retired and became a consultant to the Company. Mr. Johnston has been a member of the Board since 1996.

JIM KEVER, 49, is the Founding Partner of Voyant Partners, LLC, an investment partnership. Previously, Mr. Kever served as a director of Quintiles Transnational and had served as CEO of Envoy Corporation, a subsidiary of Quintiles. Mr. Kever has been a member of the board since 1999.2,4

DAVID A. JONES, 52, is Chairman and CEO of Rayovac Corp. Previously, Mr. Jones served as President, CEO and Chairman of Thermoscan, Inc. and as President, CEO and Chairman of the Regina Co. He was previously with Electrolux Corp. and General Electric Co. Mr. Jones was elected to the Board in 2000. 2,4

BARBARA ALLEN, 49, is Advisory Support for the Women's United Soccer Association and had served as its CEO. Previously, Ms. Allen was President and COO of Paladin Resources, LLC, was President of Corporate Supplier Solutions for Corporate Express and was with Quaker Oats Co. for 23 years where she held several senior positions. Ms. Allen was elected to the Board in November 2001. 2,3

ROBERT L. PETERSON, 69, served as Chairman of the Board and CEO of IBP, inc. from 1981 to 2001. In 1997 he was elected IBP's President and COO. Mr. Peterson was elected to the Board in November 2001.

RICHARD L. BOND, 53, is Co-Chief Operating Officer and Group President, Fresh Meats and Retail of the Company. Mr. Bond served as President and COO of IBP from 1997 until the merger of IBP into the Company; as President, IBP Fresh Meats; Executive Vice President, IBP Beef Division; and IBP Group Vice President, Beef Sales and Marketing. He was a director of IBP from 1995 to 2001. Mr. Bond was elected to the Board in November 2001.

JO ANN R. SMITH, 61, is President of Smith Associates, an agricultural marketing business. Previously, Ms. Smith served as Assistant Secretary for Marketing and Inspection Services for the U.S. Department of Agriculture. She is a former President of the National Cattlemen's Beef Association and has chaired the Cattlemen's Beef Promotion and Research Board. She was a director of IBP from 1993 to 2001. Ms. Smith was elected to the Board in November 2001. 2

1Executive Committee
2Audit Committee
3Compensation Committee
4Special Committee

CORPORATE AND EXECUTIVE OFFICERS
TYSON FOODS, INC. 2001 ANNUAL REPORT

Roel G.M. Andriessen
Senior Vice President, IBP International

Mike Baker
Senior Vice President, Technical Services

Les R. Baledge
Executive Vice President and General Counsel

Richard L. Bond
Co-Chief Operating Officer and Group President, Fresh Meats and Retail

Louis C. Gottsponer, Jr.
Assistant Secretary and Director of Investor Relations

Steven Hankins
Executive Vice President and Chief Financial Officer

R. Read Hudson
Secretary and Corporate Counsel

Greg Huett
Senior Vice President, Tyson International

Kenneth J. Kimbro
Senior Vice President, Human Resources

John S. Lea
Group Vice President, Consumer Products

Dennis Leatherby
Senior Vice President, Finance and Treasurer

Greg W. Lee
Co-Chief Operating Officer and Group President, Food Service and International

Eugene D. Leman
Senior Group Vice President, IBP Fresh Meats

James V. Lochner
Group Vice President, IBP Fresh Meats

William W. Lovette
Group Vice President, Food Service Poultry

Rodney S. Pless
Senior Vice President, Controller and Chief Accounting Officer

Donald W. Rea
Group Vice President, Prepared Foods Group

Kenneth L. Rose
Senior Vice President, Indirect Purchasing, Aviation and Travel

Donnie Smith
Senior Vice President, Supply Chain Management

John H. Tyson
Chairman and Chief Executive Officer

David L. Van Bebber
Senior Vice President, Legal Services

CORPORATE INFORMATION
TYSON FOODS, INC. 2001 ANNUAL REPORT

CLOSING PRICE OF COMPANY'S COMMON STOCK

Fiscal Year 2001	Fiscal Year 2000

High	Low	High	Low

First Quarter	$ 14.19	$ 9.62	$ 18.00	$ 15.25
Second Quarter	13.80	10.70	17.19	9.00
Third Quarter	13.90	8.69	11.13	8.56
Fourth Quarter	10.71	8.35	10.00	8.88

    As of October 31, 2001, the Company had approximately 37,700 Class A common shareholders of record and 18 Class B common shareholders of record.

DIRECTSERVICE™ SHAREHOLDER INVESTMENT PROGRAM
Tyson has authorized EquiServe to implement its program for dividend reinvestment and direct purchase of shares for current as well as new investors of Tyson Class A Common Stock. This program provides alternatives to traditional retail brokerage methods of purchasing, holding and selling Tyson stock. All inquiries concerning this program should be directed to:

DirectSERVICE™ Program for Shareholders of Tyson Foods, Inc.
c/o EquiServe
P.O. Box 2598
Jersey City, NJ 07303-2598
1-800-317-4445 (current shareholders)
1-800-822-7096 (non-shareholders)

CHANGE OF ADDRESS
If your Tyson stock is registered in your own name(s), send change of address information to EquiServe.

MULTIPLE DIVIDEND CHECKS AND DUPLICATE MAILINGS
If your Tyson stock is registered in similar but different names (e.g. Jane A. Doe and J.A. Doe) we are required to create separate accounts and mail dividend checks and proxy materials separately, even if the mailing addresses are the same. To consolidate accounts, contact EquiServe.

LOST OR STOLEN STOCK CERTIFICATES OR LEGAL TRANSFERS
If your stock certificates are lost, stolen, or in some way destroyed, or if you wish to transfer registration, notify EquiServe in writing. Include the exact name(s) and Social Security or tax identification number(s) in which the stock is registered and, if possible, the numbers and issue dates of the certificates.

STOCK EXCHANGE LISTINGS
The Class A common stock of the Company is traded on the New York Stock Exchange under the symbol TSN.

CORPORATE HEADQUARTERS
2210 West Oaklawn Drive
Springdale, Arkansas 72762-6999
Telephone (501) 290-4000

AVAILABILITY OF FORM 10-K
A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission for fiscal 2001, may be obtained by Tyson shareholders by writing to:

Director of Investor Relations
Tyson Foods, Inc.
P.O. Box 2020
Springdale, Arkansas 72765-2020
Telephone (501) 290-4826
Fax (501) 290-6577
E-mail: tysonir@tyson.com

ANNUAL MEETING
The Annual Meeting of Shareholders will be held at 10 a.m. Friday, February 1, 2002, at the Walton Arts Center, Fayetteville, Arkansas. A live audio webcast will be available at www.tyson.com/investorrel. To listen via telephone, call (800) 450-0785. Shareholders who cannot attend the meeting are urged to exercise their right to vote by proxy on the Internet, by phone or by mail.

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
Shareholders also may contact EquiServe via the Internet at www.equiserve.com.

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
E-mail: ed.nicholson@tyson.com

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